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07024710

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME HBOS PLC

*CURRENT ADDRESS

PROCESSED
JUN 28 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05222 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/26/07

Annual Report and Accounts 2006

ARLS
12-31-06



Our strategy has five key elements to create value

- Growing the UK franchise
- Targeted international growth
- Cost leadership
- Colleague development
- Capital discipline



Highlights



02 £2.9bn
03 £3.8bn
04 £4.6bn
05 £4.8bn
06 £5.7bn



02 29.4p
03 30.9p
04 32.95p
05 36.1p
06 41.4p



02 56.1p
03 68.5p
04 78.0p
05 86.4p
06 100.5p

£5.7bn
Profit before tax up 19%

41.4p
Dividend per share up 15%

100.5p
Underlying earnings per share up 16%

Five strategic elements flow through everything we do at HBOS and provide a framework which helps us to create value for our shareholders.

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline



HBOS has powerful brands, strong distribution and growing market positions in both the UK and key international markets, covering retail and corporate banking, personal insurance and investment products, and treasury and asset management services.

Retail

HALIFAX
Always giving you extra

BANK OF SCOTLAND

Corporate

BANK OF SCOTLAND CORPORATE

Insurance & Investment

CLERICAL MEDICAL

HALIFAX
Always giving you extra

ST. JAMES'S PLACE plc

International

BankWest

BOS INTERNATIONAL

Treasury & Asset Management

HBOS Treasury Services

Our brands

Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline

BIRMINGHAM MIDSHIRES

TMB
Mortgages are our business

BANK OF SCOTLAND
BUSINESS BANKING

INTELLIGENT FINANCE

Colleys
The valuation and surveying service from HBOS

CAPITAL BANK

Lex

Hill Hire plc
Truck and Trailer Rental

www.freewaycars.co.uk
A BANK OF SCOTLAND GROUP COMPANY

esure.com

BANK OF SCOTLAND
INVESTMENT SERVICE

St Andrew's
GROUP

BANK OF SCOTLAND
ANNUITY SERVICE

FIRST ALTERNATIVE

HALIFAX
Always giving you extra

CAPITAL FINANCE

CM 1824 CLERICAL MEDICAL

BANK OF SCOTLAND
Ireland

St Andrew's
AUSTRALIA

HEIDELBERGER LEBEN

HALIFAX
BANCO HALIFAX HISPANIA

CMH
VERTRIEBS SERVICE

BANK OF SCOTLAND
The Netherlands

Insight
INVESTMENT
HBOS plc

INVISTA
REAL ESTATE
INVESTMENT MANAGEMENT



Dennis Stevenson
Chairman

- Growing the UK franchise
- Targeted international growth
- Cost leadership
- Colleague development
- Capital discipline

Avid readers of company reports, myself included, have to develop an ability to speed read to the bit which tells you whether, as a shareholder, your lot has improved.

This year we attempt to break that mould and to provide facts and opinions, *sans spin*. In this we are encouraged and to a degree obliged, to improve our annual reporting by the requirements of the Business Review arising from a European Directive. In this year's Annual Report therefore, we detail the results and discuss our performance and prospects in the context of the risks and uncertainties in 2006 and those we face in the coming year. We have also set out in greater detail than ever before our approach to Corporate Responsibility. This reflects the real understanding that our business will only prosper if we seek to serve the interests of all our key stakeholders. Shareholders, customers, suppliers, colleagues and society in general all require HBOS to be responsible, forward thinking and prepared to be measured against pre-determined standards.

Shareholder returns
The returns for shareholders have improved in 2006, with the HBOS share price closing the year at £11.32, 14% ahead for the year, outperforming both the banks' index and the FTSE 100. Underlying earnings per share have increased by 16% and the proposed dividend per share by 15%. These results are good but each year arguably they are tougher to achieve. In 2006 we have seen some of the competitor banks improve their operating performance and this being reflected in their improving share price, even if on occasion obscured by bid speculation. We do not take for granted increasing returns for our shareholders as an automatic consequence of effort. We fully expect to have to work harder than ever so as to achieve relative share price recognition.

Management and strategy
2006 was the year of management transition as Andy Hornby succeeded James Crosby as Chief Executive. Jo Dawson and Benny Higgins joined the Board in May as Chief Executive Insurance & Investment and Chief Executive Retail respectively. There has been no need to make grand statements about new strategic directions. As the Chief Executive details in his review, the strategy is unchanged and continues to deliver value for our customers and our shareholders. The Board is confident that this strategy, primarily driven by capturing the growth opportunities in the UK with additional contributions from our developing international business, is right for this stage of HBOS's journey. The results being achieved point to the importance of continuity of strategy and the clear twin focus on top line revenue growth coupled with tight cost control.

Shareholder feedback
Each year we commission an independent audit of UK and International investor opinion. This is not sanitised and is delivered direct to the Board. Investor comments on strategy, performance, management and prospects are received on a non attributable basis. They provide a fascinating insight into what investors think of us, helping guide our support and challenge to the Executive team.

Investor opinion in 2006 was encouraging. First there was a clear understanding and endorsement of our strategy. Our primary focus on UK growth supplemented by careful, organic expansion internationally, looks to be very acceptable to our shareholders, if not racy enough for some tastes. Even for those for whom faster growth is always preferable to capital repatriation, there is no sense in which shareholders expect us to rush to grow inorganically. Management gets the thumbs up for managing the business well with cost control and capital discipline singled out as areas of particular merit. Loud and clear however, comes the message that investors want to see and meet with the new management team following Andy Hornby's appointment as Chief Executive. Our communications programme for 2007 will seek to address that requirement by giving greater access to divisional management teams as well as the Chief Executive and Finance Director.

Regulation
The year has seen significant regulatory attention and a broader external agenda than in previous years. Regulatory enquiries and reviews abound with the Office of Fair Trading, the Competition Commission, Her Majesty's Treasury and the Financial Services Authority all consuming time and resource. In the main these have the wholly benign aim of eradicating unfair practices and increasing the transparency in pricing of products and services for customers. The law of unintended consequences is however lurking in the wings with a real need to ensure that financial exclusion, less competition and higher barriers to entry are not the end result of changes to pricing and cost recovery.

Your board
Sir Brian Ivory retires from the Board at this year's AGM after serving nine years on the Board of Bank of Scotland and, from 2001, HBOS plc. Sir Brian has given outstanding service to HBOS in a number of ways but I would like to pay particular tribute to the extraordinary energy and skill he has exercised as Chairman of the HBOS Remuneration Committee since its formation in 2001; during this time he has worked tirelessly to ensure that the Group's remuneration policies are fair, transparent and align the interests of management with those of shareholders. David Shearer has also decided to stand down from the Board at this year's AGM to ensure that no conflicts arise in the future between his position as a Non-executive Director of HBOS and his other business interests. David joined the Board in 2004 and during this time has also served on the Audit Committee, bringing considerable expertise to the work of the Committee. I would like to express the appreciation of the Board to both Sir Brian and David for their contribution to the affairs of HBOS plc.

This year we welcome Richard Cousins to the Board as a Non-executive Director. Richard brings a wealth of experience in a number of sectors and is currently Chief Executive of Compass Group plc.

2007
Our shareholders tell us that our cautious approach to growth in 2006 had their support and that they expect us to judge the time for a faster pace with sustainable returns as our guide. In 2007 we do see an opportunity for a marginally faster pace of growth consistent with the maintenance of returns at our target level. The balance of capital allocation for growth and share buybacks therefore edges in favour of additional organic growth with a consequent lower buyback amount in prospect.

In the following pages you will find a management team confident in their ability to continue to achieve good returns for shareholders. As ever, management alone cannot achieve the desired greater performance without the strength of the colleagues around the Group. The Board is delighted to see the formal recognition and reporting of our focus on colleague development in the Chief Executive's statement. Unashamedly we want our entire team to be the best there is in banking.

Dennis Stevenson
Chairman

Contents

Business Review

Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline



Who we are

HBOS is a diversified financial services group with powerful brands, strong distribution and a substantial customer base. We're the UK's largest provider of mortgages and savings; together with significant and growing market shares in key retail, corporate, international, treasury and insurance and investment markets.

Retail

Provides financial services to over 23 million customers through a broad distribution base ranging from branches and intermediaries to direct mail, telephone and internet services. Retail's range of multi-branded products includes personal and business banking services providing mortgages, savings, bank accounts, personal loans and credit cards.

Corporate

Provides innovative products and services to UK businesses, typically those with turnover in excess of £1m, in markets where we have proven knowledge and real expertise. The division comprises a number of relationship banking and specialist lending teams with considerable experience, committed to understanding customers' needs and empowered to make decisions quickly.

Insurance & Investment

Manufactures and distributes a range of life, pensions, investment and general insurance products. The division uses a multi-channel, multi-brand operating model to maximise both distribution reach, product and pricing flexibility. Whilst low cost access to the large HBOS Retail customer base is a core strength, the division also enjoys strong 3rd party distribution relationships with partners and intermediaries.

International

Comprises three distinct businesses. HBOS Australia provides retail, corporate, insurance and investment products. In Ireland, Bank of Scotland (Ireland) focuses on providing banking solutions to business banking customers and is committed to becoming a full service retail bank in 2007. Europe & North America combines the Group's corporate, retail and investment businesses in those areas.

Treasury & Asset Management

Comprises the Group's treasury business and the asset management businesses of Insight Investment and Invista Real Estate Management. In addition to the provision of products and services to 3rd party customers, the division supports the Group through the provision of Group funding and the management of policyholder assets on behalf of the Insurance & Investment division.

Our Strategy

Our strategy has five key elements to create value. These are described in more detail in the Chief Executive's Strategy Overview on page 9.

Key Performance Indicators

Our Key Performance Indicators help us to measure our progress against each element of our strategy.

Growing the UK franchise

The power of our brands, distribution and customer base demonstrates the potential we have for further market share growth in the UK. Our goal, over time, is to grow the market shares of our main products to 15%-20%.

UK market shares


21% Mortgages
16% Savings
13% Banking
9% Credit Cards
9% Personal Loans
7% Household Insurance
5% Business Banking
5% Investment
3% Motor Insurance
15%-20% Target

Targeted international growth

Taking the strategy that has proven to be successful in the UK to other markets that fit with our growth model.

Underlying profit before tax (excluding Group Items)


14%
2006
12%
2005
International

Cost leadership

Cost leadership provides the strategic flexibility to deliver further revenue growth ahead of the competition.

Cost:income ratio


2006 40.9%
2005 42.2%

Colleague development

Our ability to execute our strategy relies very clearly on the capability, motivation and performance of our colleagues. To achieve this, we aim to have the best leadership teams in the industry and will offer all our colleagues the necessary training and personal development they need to do their jobs well.

Leadership index


2006 76%
2005 72%

Our leadership index is a composite index showing the percentage of colleagues who agreed with 12 statements about good leadership in HBOS in our annual colleague opinion survey, conducted by MORI.

Capital discipline

Capital is treated as a scarce resource and we ensure that capital is allocated to the parts of the business that will provide sustainable returns to shareholders.

Tier 1 ratio


2006 8.1%
2005 8.1%
8% Target





Andy Hornby
Chief Executive

- Growing the UK franchise
- Targeted international growth
- Cost leadership
- Colleague development
- Capital discipline

The HBOS strategy has at its heart the satisfaction of our customers needs, wherever they are and whatever products and services they use. We strive to attract and retain customers where we can develop long term relationships which drive value for our shareholders. The five key elements which drive that value are; growing the UK franchise, targeted international growth, cost leadership, colleague development and capital discipline.

Growing the UK franchise
Growing our UK businesses is our number one priority. In our Retail business we have around 23 million customers. We operate with several brands which allow us to segment and manage more effectively the risk reward potential of individual customer groupings. We look after our customers with a network of around 1,300 branches and estate agents. We handle over 125 million calls and process around 140 million transactions and queries on the internet each year.

Given our customer base and distribution strength we aim for market shares within a 15%-20% range. Today we have just two products, mortgages and savings, within or ahead of that range and therefore have huge opportunities elsewhere. The potential is illustrated by only 1.2 million customers out of 23 million having three or more products.

In our Corporate business we concentrate on markets where we have real expertise and can generate superior returns. We therefore cover corporate customers from FTSE 250 companies to small and medium sized companies with a turnover in excess of £1m. Additionally, we have growing businesses in asset finance, motor and real estate. Our Integrated Finance business provides 'one stop shop' funding solutions all the way from senior debt through mezzanine to equity, with a view to creating long term, value creating partnerships with our customers.

In Insurance & Investment we are uniquely well placed to benefit from the opportunities that being the largest UK liquid saver provides. This, together with increasingly supportive demographics and the recognition by individuals that they will require to self-provide for retirement should drive growth in investment sales. In general insurance we intend to benefit from the opportunities that being the UK's number one mortgage lender gives us in increasing household insurance sales.

Internationally we are growing our businesses by taking the formula that has proven to be successful in the UK to other markets that fit with our growth model.
In Australia, where we have been operating for over 10 years, we are expanding on our strong West Coast presence and taking our Commercial and Retail banking capability across to the East Coast. In Ireland, having been active in that economy for well over a decade, we are now expanding into retail banking.

In 2005 we bought around fifty shops from the Irish Electricity Board and will reopen the majority as new style Halifax branches by the end of 2007. In Europe & North America, in Corporate and Retail banking and in European Financial Services we are expanding our interests and seeking to capture the synergies open to us by closer co-operation across geographical boundaries.

Cost leadership
As an ambition, cost leadership amongst the major UK banks takes the clear sense of tight cost control one step further. Being low cost is about ensuring that more of the revenue growth is converted to profit. Cost leadership provides the strategic flexibility to deliver further revenue growth. Our customers want more value, not less, in our products and services. Cost leadership at HBOS is not about avoiding or reducing the investment spend but rather it is ensuring an ability to invest by taking out unproductive cost in today's operations.

We have a number of opportunities to take out further cost across our businesses. In 2006 we announced a programme that will deliver at least £300m of annual savings, around 12% of our UK processing and support costs, by the end of 2009. Allowing for these savings, the costs of achieving them and planned revenue growth, our cost: income ratio is targeted to fall to the mid 30s by 2010.

Colleague development
Our ability to execute our strategy and to deliver consistently high quality products and services to our customers relies very clearly on the capability, motivation and performance of every one of our 74,000 colleagues.

Our colleague strategy is very clear. We aim to have the best leadership teams in the industry and we have clear and increasingly high expectations of both what our leaders deliver and how they do this. We offer all our colleagues the necessary training and personal development they need to do their job well and we aim to create a positive working environment that reflects colleague diversity. Our reward systems are strongly geared to both individual and team performance and the widest possible share ownership by our colleagues. Through our Colleague Opinion Survey we track our leadership and capability indices as well as employer and product advocacy. In addition, we keep a very close eye on colleague turnover at all levels of the organisation.

Capital discipline
We treat capital as a scarce resource at HBOS. Capital is owned by the shareholders and we accept our task is to deploy it to achieve sustainable returns. With the return on equity just above 20%, we can fund approximately 13% annual asset growth from our internal capital generation. Organic growth is our first priority, but if we are not growing to our full capital capacity we will hand surplus capital back. We believe in strong capital ratios and manage to a target 8% Tier 1 capital level and a Tier 1 leverage of 25% ±2%. Likewise we have strong dividend cover and target a cover level of around 2.5 times with dividends growing in line with earnings.

In 2006, as in 2005, we judged that the right level of asset growth relative to return prospects favoured another £1bn buyback programme. We have achieved our plans to buyback £1bn of shares in each year and have, as a consequence, cancelled 210 million shares with a corresponding uplift in the earnings per share.

Our logic on buybacks continues as before. If we see opportunities for more profitable growth then we will deploy more of the capital we generate in growing the business. For 2007 we do see an opportunity to deploy more capital in support of growth than we did in 2006 and this will therefore see us target an initial buyback programme of up to £500m. As in previous years we will review the growth, buyback balance at the half year stage.

Strategy Overview

Our performance in 2006

Profits

In 2006, our strategy delivered a strong performance with profit before tax increasing by 19% to £5,706m (2005 £4,808m) and underlying profit before tax increasing by 14% to £5,537m (2005 £4,842m). Our disciplined approach to capital management, which has seen us return a total of £2bn of capital to shareholders since we commenced the buyback programme in 2005, has combined with this profit performance to drive underlying earnings per share up by 16% to 100.5p (2005 86.4p).

Dividends
Integral to our capital management framework is our dividend policy which targets an underlying dividend cover of circa 2.5 times. Consistent with this framework, the Board is proposing a final dividend of 27.9p (2005 24.35p) which, together with our interim dividend, will result in a full year dividend of 41.4p (2005 36.1p), an increase of 15%.

Growth
Lending growth was at the upper end of our target range for the year, with advances to customers increasing by 10% to £376.8bn (2005 £343.8bn). We delivered strong growth in mortgages and right across our International businesses. However, we remain cautious about the returns available from the UK unsecured market and are selective in our hold appetite in Corporate given the continuing pressure on margins.

Our Investment Business continued to deliver growth in investment sales and is well placed to benefit from our leading savings franchise and the growing awareness of the UK population of the need to self-provide for retirement.

Returns
The Group post tax return on equity increased to 20.8% (2005 19.6%), driven by profitable growth in lending, our focus on cost efficiency and the benefits of the share buyback programme.

Margins
The Group net interest margin was broadly stable at 178bps (2005 180bps). In Retail, we saw a modest decline reflecting our greater appetite for mortgage lending together with increased competition in the Buy to Let market. Margins also fell in International reflecting a change in product mix. However, in Corporate, margins were higher, benefiting from our continued sell down strategy.

In the UK Investment Business, new business profitability (now measured by reference to the Full EV basis described on pages 20 to 24) improved to 27% (2005 24%) of APE.

Revenues
We continued to see underlying non-interest income growing at a faster pace than net interest income. Net interest income rose 8% and underlying non-interest income was up 10%, although, as expected, non-interest income growth in Retail has slowed, reflecting reduced commission levels from the sale of Repayment Insurance and the impact of lower Credit Card default charges, effective from 1 August 2006, in response to the Office of Fair Trading's ('OFT') ruling.

Costs
Total underlying operating expenses increased by 5.7%, within our 6% target for the year, despite substantial ongoing investment in our International and Treasury & Asset Management businesses. Costs in our core UK businesses increased by 2.7%, below our 3.5% target.

The Group's cost:income ratio improved in 2006 to 40.9% (2005 42.2%), with overall positive cost:income 'jaws' of 3%.

Credit quality
Credit performance has developed very much in line with previous trends. The Group's impairment losses were £1,742m (2005 £1,599m) representing 0.48% of average customer advances (2005 0.49%). Impairments as a percentage of closing advances decreased to 2.18% (2005 2.37%). The coverage of impaired loans by provisions increased to 38% (2005 36%).

In Retail, our credit performance is driven by the concentration of well collateralised secured lending in our loan book which comprises 93% of Retail lending. The absolute level of secured arrears fell during 2006 and impairments as a percentage of advances fell to 1.84% (2005 2.21%).

The growth of impairments in our unsecured book moderated in the second half of 2006. However, impairment levels continue to rise in absolute terms and as a percentage of advances increased to 13.2% (2005 11.5%). We remain cautious about future trends given the continued growth in UK personal insolvencies.

Corporate credit experience continues to reflect the most benign credit environment for some 30 years. While we are not seeing any material signs of stress, we have maintained prudent exposure limits and we continue to price our lending without expectation of incremental returns from equity stakes. In International, credit conditions remain resilient.

Capital
During 2006 we bought back £982m of shares and cancelled 100m shares in issue. The Tier 1 ratio at 8.1% (2005 8.1%) remains above our 8.0% target level. The total capital ratio was 12.0% (2005 12.4%).

Divisional Performance

Retail
Underlying profit before tax increased by 4% to £2,364m (2005 £2,283m). Underlying net operating income increased by 4% with net interest income up 4% and a lower net interest margin at 178bps (2005 184bps), the latter reflecting a greater proportion of mortgage lending, and increased competition in the Buy to Let market.

Underlying non-interest income grew by 3%, the pace of growth being moderated in 2006 as a result of reduced Repayment Insurance commissions as a consequence of planned lower volumes of consumer finance products and the impact of lower Credit Card default charges.

Strong cost management ensured underlying operating expenses were held at the same level as 2005, delivering a 4% 'jaws' between revenue and cost growth and a further improvement in the cost:income ratio to 38.4% (2005 39.8%).

The 9% increase in lending was driven by growth in our secured book as we continue to take a cautious approach to the returns available from the unsecured market.

Operating Review



Dividend increase
Full year dividend up 15%.

Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline

Uplift in EPS
Underlying earnings per share up 16%.



In mortgages, our gross market share was stable at 21% (2005 21%). Our share of principal repaid fell from 25% in 2005 to 24% in 2006. The combination of these factors has resulted in our share of net lending increasing to 17% (2005 14%), comfortably within the 15%-20% target we set at the start of 2006. The trend in the second half of the year was, as in 2005, impacted by mortgage cessations relating to prior periods of higher gross lending.

As the UK's largest provider of savings products we are well placed to benefit from the increasing savings ratio in the UK. We acquired around 0.5m (2005 0.5m) new to franchise savings customers and increased customer deposits by 9% to £144.6bn (2005 £132.2bn) reinforcing our position as the UK's largest provider of savings products with an estimated 16% (2005 16%) share of Household Sector Liquid Assets.

In Bank Accounts, we continue to innovate and differentiate ourselves. Our high profile product launches have enabled us to increase our estimated share of new bank accounts to 19% (2005 16%) well ahead of our share of stock of 13% (2005 12%).

The unsecured lending market has slowed as UK consumers adjust to higher levels of unsecured debt and we also continue to view certain parts of the unsecured market as currently uneconomic. As such, our reduced appetite saw Unsecured Personal Loan balances fall by 4% to £6.6bn (2005 £6.9bn) and Credit Card balances also fall by 4% to £7.0bn (2005 £7.3bn).

Impaired secured loans as a percentage of closing advances reduced to 1.84% (2005 2.21%). Secured loan impairments fell by 9% compared to 2005 reflecting an absolute fall in both mainstream and specialist mortgage arrears. Provisions coverage of impaired secured loans remained stable at 10% (2005 10%) reflecting the unchanged formulaic calculation of required provisions.

We continue to focus on strong asset cover in our secured book. Our retention strategy for existing customers and reduced appetite for lower return remortgage business resulted in a modest increase in the loan to value ratio ('LTV') of new lending to 64% (2005 60%). The average LTV across our entire secured lending book was stable at 44% (2005 43%) reflecting the positive contribution to collateral cover from improving retention.

Unsecured impairments continue to increase but the rate of growth moderated in the second half of 2006. Unsecured impairments as a percentage of closing advances increased to 13.2% (2005 11.5%) reflecting the residual seasoning of the pre 2004 Credit Card book and a reduction in balances. We continue to see an improvement in arrears emergence on business written more recently. The coverage of impaired unsecured loans reduced slightly to 71% (2005 73%).

Corporate

Underlying profit before tax increased 17% to £1,663m. Underlying net operating income increased by 9% with net interest income up 10%. Corporate margin increased to 222bps (2005 215bps).

Underlying non-interest income increased by 6%, benefiting from a 16% increase in net fees and commissions to £341m (2005 £293m) and despite a lower contribution in aggregate from dividend receipts, realised gains, impairment on investment securities and other operating income of £293m (2005 £366m).

In addition, overall performance was boosted by the emergence of higher profits from our portfolio of associates and joint ventures, which contributed £157m to profits in 2006 (2005 £65m). We expect this portfolio to be a sustainable source of additional profit going forward.

Underlying operating expenses rose by 9% which included the consolidation of Lex Vehicle Finance ('Lex') from 31 May 2006. Excluding Lex, the increase in underlying expenses was 5%.

We continue to be cautious of the weaker returns available from lending to certain segments of the UK market and we have therefore continued our strategy of selective growth, continuing to focus on our origination and distribution model which has benefited the net interest margin. Growth in lending before sell downs was 16% but our risk and return criteria have seen us sell this down to a hold growth rate of 8%.

Customer deposits reduced by 7% as we completed the move away from expensive short term deposits towards a base more suitable for funding purposes.

The credit environment continues to remain at historically benign levels and once again our credit performance in Corporate has improved. Impaired loans as a percentage of closing advances fell to 1.32% (2005 1.41%). Impairment losses as a percentage of average advances also fell to 0.52% (2005 0.56%). The coverage of impaired loans by impairment provisions remained constant at 63% (2005 63%).

Insurance & Investment

Underlying profit before tax increased by 19% to £581m (2005 £489m).

Underlying profit before tax for the General Insurance business increased by 20% to £304m (2005 £254m) reflecting the benign underwriting cycle in Household Insurance which helped alleviate further claims inflation in our Motor Insurance business.

Overall, General Insurance sales fell 4% to £1,894m, as measured by Gross Written Premiums (2005 £1,977m). Household Insurance sales increased by 11%, offset by lower sales of Repayment Insurance and Motor Insurance. Repayment Insurance sales fell 10% reflecting the market-wide slowdown in consumer credit. Motor Insurance sales fell 9% in a highly competitive market which has yet to see a sustained increase in prices sufficient to warrant the pursuit of a faster pace of sales growth.

Underlying profit before tax for our Investment Business increased by 18% to £277m (2005 £235m), growth again being held back by the increased new business strain arising on the sale of investment contracts.

UK Investment sales were strong across all channels, increasing 23% to £1,817m APE (2005 £1,473m). Sales through the Bancassurance channel were up 12%,

Retail mortgages
Retail's net mortgage lending market share up to 17%.



Corporate margins
Corporate margins increased 7bps to 222bps.

Intermediary channel up 28% and Wealth Management up 58%, making us the UK's number one provider of new investment products in 2006. New business profitability improved to 27% of APE (2005 24%).

On pages 20 to 24, we have provided supplementary embedded value ('EV') information for our Investment Business. This shows that the contribution from new investment business in 2006 on the 'Full EV' basis (i.e. assuming all investment business is EV accounted) was £474m (2005 £365m) higher than the reported IFRS result. On the same basis, the contribution from existing investment business was lower. This results in underlying profit before tax in 2006 being £262m higher than the reported IFRS result (2005 £179m).

On the Full EV basis, the total net of tax embedded value for our Investment Business in 2006 was £2,525m higher (2005 £2,006m) than the reported IFRS figure.

International
Underlying profit before tax in International increased by 34% to £820m (2005 £610m), reaffirming our confidence that the ongoing investment in our international markets is the right choice for shareholders.

In a strong Australian market, underlying profit before tax increased 24% to £278m (2005 £224m). Net interest income increased by 21% reflecting strong growth in lending and resilient margins, which fell 6bps to 233bps (2005 239bps). Underlying operating expenses increased by 10%, primarily because of our investment in nine additional commercial business sites on the East Coast. Lending and deposits grew 24% and 28% respectively.

Impaired loans as a percentage of closing advances increased to 1.00% (2005 0.66%), the increase due in large part to a small number of impaired corporate transactions, where we expect the ultimate recovery rate to be high. Impairment losses as a percentage of average advances increased to 0.27% (2005 0.19%).

In Ireland, underlying profit before tax increased by 43% to £149m (2005 £104m). Performance in 2006 was driven by a buoyant Irish economy but also, encouragingly, by the performance of our Business Banking and mortgage operations, both of which have benefited from increased customer awareness generated by our ongoing investment commitment to the market.

Net interest income increased by 32% reflecting the growth in lending and broadly stable margins which fell by 4bps to 173bps (2005 177bps). Underlying operating expenses increased by 39% as a result of our investment in the new Retail branch network which commenced in early 2006. We have now opened 24 branches and expect to complete the branch opening programme of 46 branches by the end of 2007. Lending and deposits grew by 31% and 32% respectively.

Credit conditions remain relatively benign and this is reflected in impairment losses which, as a percentage of average advances, were unchanged at 0.20% (2005 0.20%). As a percentage of closing advances, impaired loans decreased slightly to 1.87% (2005 1.98%).

In Europe & North America, underlying profit before tax increased by 39% to £393m (2005 £282m). Net interest income increased by 17% reflecting the overall growth in lending, in particular in Corporate Europe and Corporate North America. Margins fell by 39bps to 370bps (2005 409bps) as a result of the continued diversification of the Corporate portfolio.

Underlying non-interest income increased 64% mainly as a result of the full year impact of consolidating Heidelberger Leben into our results. Underlying operating expenses grew by 33%, again reflecting the consolidation of Heidelberger Leben and ongoing investments such as the expansion of our branch network in Spain and the opening of our Corporate Europe office in Stockholm.

Credit quality in 2006 again reflected the generally benign conditions in most of the markets in which we operate. Impairment losses as a percentage of average advances improved to 1.13% (2005 1.26%) and impaired loans as a percentage of closing advances improved to 0.62% (2005 1.61%). Excluding Drive, impairment losses were only £14m (2005 £32m) and as a percentage of average advances improved to 0.13% (2005 0.35%).

The disposal of our shareholding in Drive was completed in early December and gave rise to a profit on sale of £180m which has not been included in the reporting of underlying results.

Treasury & Asset Management
Underlying profit before tax increased by 33% to £350m (2005 £263m). Net interest income increased by 12% with the margin remaining broadly stable and underlying non-interest income increased by 27%. Underlying operating expenses increased by 18% as we continue to invest in the development of our overseas Treasury offices and our Asset Management capabilities.

Our Treasury team were active in executing the Group's funding and capital plans in 2006, arranging four capital issues on behalf of HBOS plc and approximately £21bn of securitisations and covered bonds during the year.

In September 2006, we successfully listed our property investment company, Invista Real Estate, on the London AIM market, retaining a majority stake of 55% and recognising a profit of £22m at Initial Public Offering ('IPO'). Property funds under management have subsequently increased by 35% to £9.2bn.

Total funds under management for our Asset Management businesses increased to £107.8bn in 2006 (2005 £88.7bn), helped by continued progress in the Liability Driven Investment market and above benchmark performance in most asset classes including fixed income and European equities.

Risks and uncertainties
The following section describes the key risks and uncertainties faced by the Group. Divisional risks and uncertainties are set out in the divisional sections that follow.

The risks to our overall planned operating and financial performance outcome in 2007

Operating Review continued

New branches in Ireland
Investment in the new branch network saw 24 new branches opened in Ireland in 2006.

Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline



Investments
Sales of investment products (i.e. Life, Pensions and Mutual Funds) up 23%.

are firstly to our revenue prospects where a combination of margin reduction linked to higher growth, additional competitor pressure and a potential reduction in existing fee revenues from regulatory intervention are headwinds. Our planning has taken into account our assessment of the pressures we face and the mitigating actions we will take to manage these factors in pursuit of the desired full year outcome. We are however alert to the potential of a downside to our plans in respect of these risks and will constantly review the adequacy of our risk assessment as the year develops.

Our demanding programme of cost reductions in pursuit of further improvements to our cost:income efficiency carries with it the usual implementation risks of large projects. With a strong track record of cost management, we remain confident in our ability to manage this risk and fully expect to achieve 20% of the planned cost reductions amounting to some £60m by the end of 2007.

As we enter 2007 we will increasingly embed the risk management practices developed as part of our preparation for the Basel II regulatory regime. We welcome the greater insight these practices have given us in our capital allocation choices across the Group. As the relative capital requirements become established amongst competitors, we may face additional risks of unpredictable competitor pricing and the consequences of a long, drawn out road to a new level of comparator capital stability. Capital strength and capital discipline will remain non-negotiable at HBOS notwithstanding the potential capital benefit arising under Basel II.

Finally, reputation risk is high on the alert list as we strive to ensure that in our policies and practices we, at all times, behave in an appropriate way, as a banker for our customers and an employer for our colleagues. The reputation of HBOS and its major brands is of paramount importance and we guard it jealously.

Banking at HBOS is about managing risks and uncertainties with the objective of delivering sustainable returns for our shareholders. 2007 presents us with the usual long lists of opportunities and risks to their achievement. Our strategy and the guiding principles of value creation will again be deployed to achieve the optimum result for our shareholders.

Outlook

In 2007 we expect positive continuing GDP growth in each of the major economies in which we operate. In the UK we remain optimistic about the UK economy with a generally benign business environment supporting growth in secured Retail products. We continue to be cautious, however, about unsecured lending given the cumulative impact of rising interest rates, utility prices and consumer indebtedness. In strong Corporate lending markets, we will continue to participate fully in originating assets but also continue our strategy of selective sell down to enhance returns.

In the UK savings and investments markets, we estimate that UK liquid savings will exceed, for the first time ever, £1 trillion by the end of 2007. Total household financial assets (savings, mutual funds, pensions and other collective investments), we forecast, are set to grow to £4 trillion by the end of 2007. As the UK's largest savings institution, and the UK's number one provider of new investment products, this growth presents HBOS with a major opportunity.

Internationally, we plan to take advantage of the stronger GDP growth available to us by continuing our investment in our chosen markets. In Ireland, this will see us complete the roll out of our retail branch network by the end of 2007. In Australia, we will continue to make additional investments in infrastructure and distribution which will inevitably slow profit growth in the near term, but will further strengthen our potential for both market share and profit growth over the coming years.

Lending growth for the Group as a whole in 2007 is expected to be at or slightly above the level achieved in 2006, with similar levels of UK growth again enhanced by stronger growth from our International businesses.

In addition to the disposal of Drive, which accounted for circa 6bps in the Group margin in 2006, we anticipate some further margin decline in 2007, reflecting continuing competitive pressures in Retail and changes in business mix in International.

2007 will see the first major initiatives designed to deliver a 'mid-thirties' cost: income ratio by 2010. Including the first year cost of this programme and the substantial investments in future growth outlined above, we are targeting overall Group cost growth of circa 7% in 2007, offering the prospect of a further improvement to our cost:income ratio.

Capital efficiency will also remain a key discipline at HBOS. As announced in December, we have established a share buyback programme for 2007 which has been set initially at up to £500m. During 2007 we will be transitioning to the use of Basel II capital measures in our businesses, where we continue to expect a benefit reflecting the relatively simpler, lower risk HBOS business model.

In summary, the attractive revenue growth across our businesses, coupled with our relentless focus on cost leadership and capital discipline, will deliver shareholders continued momentum in the coming year.

Andy Hornby
Chief Executive

Treasury
Treasury arranged around £21bn of securitisations and covered bonds in 2006.



Invista IPO
Invista Real Estate was listed on the London AIM market in September 2006.



Phil Hodkinson
Group Finance Director

- Growing the UK franchise
- Targeted international growth
- Cost leadership
- Colleague development
- Capital discipline

Group underlying profit before tax increased by £695m (14%) to £5,537m (2005 £4,842m). Net interest income, led by lending growth, increased by 8%, and underlying non-interest income increased by 10%. Costs rose by just 6% and impairment losses by 9%.

Basic earnings per share increased by 22% to 100.6p (2005 82.2p). Underlying earnings per share rose 16% to 100.5p (2005 86.4p) and the proposed final dividend is 27.9p, an increase of 15% over the previous year. The basic dividend cover is 2.4 times (2005 2.3 times) and 2.4 times on an underlying basis (2005 2.4 times). The final dividend will be paid on 14 May 2007 to ordinary shareholders on the register at the close of business on 16 March 2007.

The table below reconciles reported and underlying profit before tax.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Profit before tax	**5,706**	4,808
Adjusted for:		
Profit on sale of Drive	**(180)**	
Mortgage endowment compensation	**95**	260
Goodwill impairment	**55**	
Retail rationalisation costs		84
Policyholder tax payable	**(220)**	(200)
Short term fluctuations	**81**	(110)
Underlying profit before tax	**5,537**	4,842

The disposal of our shareholding in Drive was completed in early December and gave rise to a gain on sale of £180m. 2006 saw a significant reduction in the volume of endowment complaints and has given us a better view on the level of remaining complaints. As a result, barring an unexpected change in the current trend, we have set aside a final provision of £95m to cover the cost of all outstanding and future complaints. The goodwill impairment principally relates to the full write-down of the goodwill held in respect of a specialist leasing company following an impairment review.

Financial Review

Divisional financial performance can be summarised as follows:

Year ended 31 December 2006	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Mgmt £m	Group Items £m	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	4,188	1,861	(93)	1,239	205		7,400	6,829
Underlying non-interest income	1,350	852	1,531	444	414		4,591	4,169
Underlying net operating income	5,538	2,713	1,438	1,683	619		11,991	10,998
Underlying operating expenses	(2,127)	(783)	(820)	(645)	(292)	(241)	(4,908)	(4,642)
Impairment losses on loans and advances	(1,097)	(424)		(221)			(1,742)	(1,599)
Underlying operating profit	2,314	1,506	618	817	327	(241)	5,341	4,757
Share of profits/(losses) of associates and jointly controlled entities	2	157	(37)	3	1		126	39
Non-operating income	48				22		70	46
Underlying profit before tax	**2,364**	**1,663**	**581**	**820**	**350**	**(241)**	**5,537**	**4,842**
Year ended 31 December 2005								
Underlying profit before tax	2,283	1,420	489	610	263	(223)	4,842	
Increase/(decrease) in underlying profit before tax	**4%**	**17%**	**19%**	**34%**	**33%**	**(8%)**	**14%**	

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') increased to 20.8% in 2006 (2005 19.6%). This increase was driven by a 14% increase in the underlying post tax profit attributable to ordinary shareholders compared to just a 7% increase in mean equity, the latter benefiting from the cumulative impact of the share buyback programme.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Underlying profit attributable to ordinary shareholders	**3,816**	3,358
Mean Equity	**18,375**	17,139
	%	%
Group post tax return on mean equity	**20.8**	19.6

Note: ROE is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

Net Interest Income

Net interest income increased by 8% in 2006 to £7,400m reflecting asset growth of 10% and a slightly lower Group net interest margin compared to last year. The Group net interest margin fell 2bps, mainly reflecting a reduction in the Retail net interest margin of 6bps.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Interest receivable	**26,742**	24,134
Interest payable	**(19,342)**	(17,305)
Net interest income	**7,400**	6,829
Average balances		
Interest earning assets:		
- Loans and advances	**372,938**	335,584
- Securities and other liquid assets	**42,741**	42,910
	415,679	378,494
Group net interest margin	**1.78%**	1.80%
Divisional net interest margins:		
Retail	**1.78%**	1.84%
Corporate	**2.22%**	2.15%
International	**2.49%**	2.65%
Treasury & Asset Management	**0.07%**	0.08%

Financial Review

Non-interest Income

Underlying non-interest income increased by 10% in 2006 to £4,591m (2005 £4,169m).

Net fees and commissions have increased by 12%, driven in part by Corporate where we continue to generate strong fee income from our diversified portfolio and also in International where net fee and commission income has grown strongly in Australia and Ireland. Strong investment sales and the inclusion of Heidelberger Leben, which was consolidated from July 2005, contributed to a 21% increase in net earned premiums on insurance contracts. Net operating lease income has increased by 50% following the part year consolidation of Lex which became a wholly owned subsidiary on 31 May 2006. Net trading income increased by 28% to £279m due to strong performances from the UK Trading and Sales businesses in Treasury.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Fees and commission income	**2,175**	2,212
Fees and commission expense	**(1,012)**	(1,178)
Net earned premiums on insurance contracts	**5,648**	4,654
Net trading income	**279**	218
Change in value of in-force Long Term Assurance Business	**282**	394
Other operating income:		
Profit on sale of investment securities	**307**	172
Operating lease rental income	**1,042**	714
Net investment income related to insurance and investment business	**6,306**	9,032
Other income	**148**	260
Non-interest income	**15,175**	16,478
Impairment on investment securities	**(71)**	(51)
Operating lease depreciation	**(812)**	(561)
Change in investment contract liabilities	**(2,910)**	(5,089)
Net claims incurred on insurance contracts	**(2,328)**	(2,019)
Net change in insurance contract liabilities	**(3,894)**	(4,220)
Change in unallocated surplus	**(569)**	(369)
Underlying non-interest income	**4,591**	4,169

Underlying non-interest income analysed by division:

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Retail	**1,350**	1,315
Corporate	**852**	805
Insurance & Investment	**1,531**	1,420
International	**444**	303
Treasury & Asset Management	**414**	326
	4,591	4,169

Operating Expenses

Underlying operating expenses increased by 6% in 2006 to £4,908m (2005 £4,642m).

The increase of £266m over 2005 included planned investments in International and Treasury & Asset Management, the impact of full year consolidation of Heidelberger Leben, which was included from July 2005, and part year consolidation of Lex which became a wholly owned subsidiary on 31 May 2006.

The East Coast expansion programme in Australia, the roll-out of the Retail branches in the UK and Ireland, and the impact of Heidelberger Leben have contributed to staff costs which increased by 10% against the corresponding period in 2005.

Excluding International and Treasury & Asset Management, underlying operating expenses increased by 2.7%.

	£m	£m
Staff	**2,674**	2,432
Accommodation, repairs and maintenance	**421**	399
Technology	**238**	220
Marketing and communication	**367**	343
Depreciation:		
Property and equipment and intangible assets	**380**	375
Other	**828**	873
Underlying operating expenses	**4,908**	4,642
Operating lease depreciation	**812**	561
Change in investment contract liabilities	**2,910**	5,089
Net claims incurred on insurance contracts	**2,328**	2,019
Net change in insurance contract liabilities	**3,894**	4,220
Change in unallocated surplus	**569**	369
Total	**15,421**	16,900

Underlying operating expenses analysed by division:

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Retail	**2,127**	2,124
Corporate	**783**	717
Insurance & Investment	**820**	802
Group Items	**241**	223
	3,971	3,866
International	**645**	529
Treasury & Asset Management	**292**	247
	4,908	4,642

Financial Review continued



6%
Underlying operating expenses increased by 6% to £4,908m (2005 £4,642m).

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

Cost:income Ratio

With underlying net operating income up 9% and underlying operating expenses up 6%, the Group cost:income ratio improved to 40.9% (2005 42.2%).

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Underlying operating expenses	**4,908**	4,642
Net interest income	**7,400**	6,829
Underlying non-interest income	**4,591**	4,169
Underlying net operating income	**11,991**	10,998
Group cost:income ratio	**40.9%**	42.2%

Divisional cost:income ratios are summarised below:

	Year ended 31.12.2006 %	Year ended 31.12.2005 %
Retail	**38.4**	39.8
Corporate	**28.9**	28.7
International	**38.3**	40.0
Treasury & Asset Management	**47.2**	48.5

Group Items

Group Items principally comprise the expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing, etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Staff	**291**	255
Accommodation, repairs and maintenance	**345**	330
Technology	**91**	85
Marketing and communication	**67**	57
Depreciation:		
Property and equipment and intangible assets	**192**	208
Other	**200**	221
Sub total	**1,186**	1,156
Less Recharges:		
Technology	**(365)**	(360)
Accommodation	**(365)**	(353)
Other shared services	**(215)**	(220)
Total	**241**	223

Group Embedded Value Information (IFRS Basis)

The sources of profit from all long term assurance business accounted for as insurance contracts on an embedded value ('EV') basis under IFRS 4 are set out below. This table includes that part of our Repayment Insurance business accounted for on an EV basis but excludes investment contracts accounted for under IAS 39.

	Year ended 31.12.2006				Year ended 31.12.2005			
	UK Investment £m	Europe £m	UK General Insurance £m	Total £m	UK Investment £m	Europe £m	UK General Insurance £m	Total £m
Expected contribution from existing business	**140**	**44**	**5**	**189**	133	30	24	187
Actual vs expected experience on existing business*	**16**	**19**	**33**	**68**	77	7		84
	156	**63**	**38**	**257**	210	37	24	271
Contribution from new business	**216**	**36**	**25**	**277**	176	25	15	216
Investment earnings on net assets using long term assumptions	**113**	**3**	**6**	**122**	105	3	7	115
Contribution from insurance contracts**	**485**	**102**	**69**	**656**	491	65	46	602

* Actual vs expected experience on existing business for 2005 has been restated as follows: (i) the interest cost of subordinated debt liabilities is now shown separately in the Investment profit disclosure, (ii) certain interest income is now shown within Investment earnings on net assets and (iii) overhead expenses not relating to existing business have been re-allocated to 'overheads associated with development activity' in the Investment profit disclosure to reflect changes to the overhead allocation methodology.

** On an underlying basis.

The embedded value of long term assurance business accounted for under IFRS 4, which excludes investment contract business accounted for under IAS 39, is set out below.

	As at 31.12.2006				As at 31.12.2005			
	UK Investment £m	Europe £m	UK General Insurance £m	Total £m	UK Investment £m	Europe £m	UK General Insurance £m	Total £m
Shareholder funds*	**2,315**	**69**	**52**	**2,436**	2,445	138	78	2,661
Value of in-force business (net of tax)	**1,544**	**419**	**162**	**2,125**	1,373	361	139	1,873
Total embedded value (net of tax)	**3,859**	**488**	**214**	**4,561**	3,818	499	217	4,534
Shareholder funds as a % of total EV	**60%**	**14%**	**24%**	**53%**	64%	28%	36%	59%

* Shareholder funds for 2005 have been restated to exclude subordinated debt liabilities as the interest cost of that subordinated debt is now shown separately in the Investment profit disclosure and does not impact the contribution from insurance contracts.



40.9%
Cost:income ratio improves again (2005 42.2%).

Group Embedded Value	Year ended 31.12.2006			
	UK Investment £m	Europe £m	UK General Insurance £m	Total £m
Opening embedded value	3,818	499	217	4,534
Contribution from Insurance contracts	485	102	69	656
Development costs, associated overheads and financing costs	(258)			(258)
Underlying embedded value profit before tax	227	102	69	398
Short term investment fluctuations	(97)	16		(81)
Tax charge	2	(23)	(9)	(30)
Dividends (paid)/received	(42)	42	(63)	(63)
Other capital movements	(49)	(148)		(197)
Movement in embedded value in the year	41	(11)	(3)	27
Closing embedded value	**3,859**	**488**	**214**	**4,561**

The economic assumptions (gross of tax) used in the calculation of the embedded values are unchanged from those used at the end of 2005. These are as follows:

	As at 31.12.2006 %	As at 31.12.2005 %
Risk discount rate*	**8.0**	8.0
Return on fixed income securities	**5.0 – 5.5**	5.0 – 5.5
Return on equities	**7.5**	7.5
Expense inflation rate	**3.0**	3.0

* Included in the risk discount rate is an investment risk component which is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

Sensitivities of Embedded Value Related to Long Term Assurance
The table below indicates the stand alone impact of changes to certain key variables on insurance contracts:

	Change in variable	Impact on profit after tax £m
Interest rates increase into perpetuity	**+100bps**	**(97)**
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	**-10%**	**(77)**
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	**-10%**	**44**
Mortality/morbidity decreases (policyholders live longer) across all policy types and age groups	**-5%**	**(4)**
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	**-10%**	**64**

It should be noted that, in practice, some of the variables are correlated and their impact may also be non-linear.

Life Insurance Regulatory Capital
In each of our life insurance entities, surplus capital in excess of the various regulatory requirements, including the individual capital assessment, is maintained in order to absorb changes in both the underlying businesses and the capital requirements over the short term.

At 31 December 2006, the available capital excluding the with-profit fund was 462% (2005 473%) of the provisional capital requirements of £555m (2005 £562m).
At 31 December 2006 the total available capital including the with-profit fund on a realistic basis was 354% (2005 270%) of the provisional capital requirements of £1,131m (2005 £1,312m).

Taxation
The tax charge for the year of £1,772m (2005 £1,546m) includes £220m (2005 £200m) in respect of the tax charge levied on life companies for policyholder tax. Excluding this results in an effective rate of 28.3% (2005 29.2%). The main reason for the lower effective tax rate is the tax exempt one-off gain of £180m on the disposal of Drive. Adjusting for this gain and goodwill impairment results in an underlying tax rate of 29.0% (2005 29.2%). The tax charge of £1,772m includes overseas tax of £206m (2005 £161m).

Definition of Underlying
References to underlying incorporate the following adjustments:
- Excluding the profit on sale of Drive, mortgage endowment compensation, goodwill impairment, Retail rationalisation costs, policyholder tax payable, the impact of short term fluctuations ('STFs') and changes to economic assumptions for long term assurance business accounted for on an embedded value basis; and
- Netting against income of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, change in unallocated surplus and net claims incurred on insurance contracts.



Financial Review continued



Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

Balance Sheet Analysis

Loans and advances to customers increased by 10% to £376.8bn (2005 £343.8bn). The increase was 9% in Retail, 8% in Corporate and 24% in International.

Customer deposits increased by 5% to £211.9bn (2005 £200.9bn) and wholesale funding increased by 13% to £214.2bn (2005 £190.0bn).

	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers	237.7	85.3	53.0	0.8	**376.8**	343.8
Impairment provisions	2.1	0.7	0.3		**3.1**	2.9
Loans and advances to customers (before provisions)	239.8	86.0	53.3	0.8	**379.9**	346.7
Risk weighted assets	112.4	100.7	47.1	15.0	**276.0***	255.1*
Customer deposits	144.6	38.7	18.3	10.3	**211.9**	200.9

* Includes risk weighted assets of £0.8bn (2005 £1.0bn) attributable to Insurance & Investment.

Classification of advances

The mix of the Group's gross lending portfolio at the year end is summarised in the following table:

	As at 31.12.2006 %	As at 31.12.2005 %
Energy	**1**	
Manufacturing industry	**2**	2
Construction and property	**11**	11
Hotels, restaurants and wholesale and retail trade	**3**	4
Transport, storage and communication	**2**	1
Financial	**2**	3
Other services	**5**	6
Individuals:		
Residential mortgages	**61**	60
Other personal lending	**6**	7
Overseas residents	**7**	6
Total	**100**	100

Impairment provisions as a percentage of closing advances are analysed in the following table:

	£m	**As at 31.12.2006 As % of closing advances**	£m	As at 31.12.2005 As % of closing advances
Retail	**2,108**	**0.89**	1,924	0.88
Corporate	**709**	**0.83**	704	0.89
International	**272**	**0.51**	310	0.72
Total impairment provisions	**3,089**	**0.82**	2,938	0.85

Credit Quality & Provisions

The total charge for loan impairment losses against Group profits in 2006 was £1,742m (2005 £1,599m) representing 0.48% of average advances (2005 0.49%).

	Total £m
At 1 January 2006	2,938
Amounts written off during the year	(1,485)
New impairment provisions less releases	1,819
Exchange movements	(19)
Disposals	(65)
Discount unwind on impaired advances	(99)
Closing balance at 31 December 2006	**3,089**

New impairment provisions less releases	1,819
Recoveries of amounts previously written off	(77)
Net charge to income statement	**1,742**

Impaired loans as a percentage of closing advances and impairment provisions as a percentage of impaired loans are analysed by division in the following table:

	Advances £bn	Impaired loans £m	Impaired loans as % of closing advances %	Impairment provisions £m	Impairment provisions as % of impaired loans %
As at 31 December 2006					
Retail: Secured	**219.4**	**4,047**	**1.84**	**408**	**10**
Unsecured	**18.3**	**2,411**	**13.17**	**1,700**	**71**
Total	**237.7**	**6,458**	**2.72**	**2,108**	**33**
Corporate	**85.3**	**1,124**	**1.32**	**709**	**63**
International	**53.0**	**620**	**1.17**	**272**	**44**
Treasury & Asset Management	**0.8**				
Total	**376.8**	**8,202**	**2.18**	**3,089**	**38**
As at 31 December 2005					
Retail: Secured	201.2	4,452	2.21	424	10
Unsecured	17.8	2,049	11.51	1,500	73
Total	219.0	6,501	2.97	1,924	30
Corporate	79.2	1,114	1.41	704	63
International	42.9	549	1.28	310	56
Treasury & Asset Management	2.7				
Total	343.8	8,164	2.37	2,938	36



£377bn
Loans and advances to customers increased by 10% (2005 £344bn).

£212bn
Customer deposits increased by 5% (2005 £201bn).

remain strong at 8.1% (2005 8.1%) and 12.0% (2005 12.4%) respectively. This position has been achieved notwithstanding a share buyback of £982m (including costs) in 2006.

As already reported, £1bn was put aside for contributions to reduce the deficit in the Group's defined benefit pension scheme over the next five years, of which £800m has been paid into the scheme as at 31 December 2006. The IAS19 deficit as at 31 December 2006 was £0.9bn (2005 £1.8bn) despite a £348m strengthening of longevity assumptions. Our Tier 1 capital ratio of 8.1% makes full allowance for the remaining planned contributions.

Total regulatory capital increased during the year to £33,154m from £31,726m.

Risk weighted assets increased in 2006 by 8% to £276.0bn (2005 £255.1bn). The increase is after taking account of a £7.4bn reduction due to loan securitisations and £1.9bn of unfunded 'synthetic' securitisation undertaken in the year, and redemptions of existing loan securitisations of £3.2bn.

In addition to retained earnings, Tier 1 capital was strengthened by £843m by the issuance of innovative Tier 1 securities of €750m in May 2006 and non-innovative preference shares of £350m in June 2006. These increases were offset by £982m of ordinary shares bought back in the year. Tier 1 gearing at the end of the year was 25% (2005 24%) in line with our benchmark of 25% ± 2%.

Tier 2 capital was increased during the period by a dated subordinated debt issue of €500m in March 2006 and US$750m in September 2006. In Sterling equivalent terms at 31 December 2006, this new issuance totalled £717m. Growth in Tier 2 capital balances was reduced due to exchange rate fluctuations, amortisation and the repayment of existing dated subordinated debt.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes together with deductions relating to the securitisation of loans. These unconsolidated investments are primarily Clerical Medical, St. James's Place ('SJP'), St. Andrew's Group and Heidelberger Leben. Total supervisory deductions increased to £5,666m from £5,229m mainly as a result of increases in the embedded value of life policies held and increased securitisations outlined above.

Capital Structure

	As at 31.12.2006 £m	As at 31.12.2005 £m
Risk Weighted Assets		
Banking book – on balance sheet	**253,839**	236,202
Banking book – off balance sheet	**14,272**	12,353
Trading book	**7,901**	6,510
Total Risk Weighted Assets	**276,012**	255,065
Tier 1		
Ordinary share capital	**941**	959
Preference share capital	**2,422**	2,187
Eligible reserves	**18,496**	16,826
Minority interests (equity)	**1,058**	806
Preferred securities	**3,189**	2,821
Less: goodwill & other intangible assets	**(3,677)**	(2,932)
Total Tier 1 capital	**22,429**	20,667
Tier 2		
Available for sale reserve	**168**	104
Undated subordinated debt	**5,598**	5,941
Dated subordinated debt	**7,914**	7,884
Collectively assessed impairment provisions	**2,711**	2,359
Total Tier 2 capital	**16,391**	16,288
Supervisory deductions:		
Unconsolidated investments – Life	**(4,260)**	(4,067)
Unconsolidated investments – Other	**(510)**	(546)
Investments in other banks and other deductions	**(896)**	(616)
Total supervisory deductions	**(5,666)**	(5,229)
Total regulatory capital	**33,154**	31,726
Tier 1 capital ratio (%)	**8.1**	8.1
Total capital ratio (%)	**12.0**	12.4

Supplementary Embedded Value Information for the UK Investment Business

Introduction
The introduction of IFRS in 2005 resulted in a change to the timing of reported profit recognition in respect of Investment Business. Under IFRS, insurance contracts (i.e. investment business which carries significant insurance risk and with-profit business) continue to be accounted for on an Embedded Value ('EV') basis but investment contracts (i.e. investment business which does not carry significant insurance risk) are now all accounted for under IAS 39. Relative to UK GAAP, this had the effect of delaying the recognition of profit in respect of some investment contracts and, in particular, has resulted in the reporting of losses in the year of their sale.

To assist in the understanding of the underlying performance and value generation of our UK Investment Business, the supplementary information set out below in respect of 2006 and 2005 provides the financial results for our UK Investment Business as if both insurance and investment contracts (including funds) were accounted for on an EV basis. We refer to this as the 'Full EV' basis.

Financial Review continued



8.1%
Tier 1 capital ratio remains strong at 8.1%.

Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline

The Full EV basis uses the same methodology as that which is applied to the calculation of EV on insurance contract business under IFRS and also that which was applied to the calculation of life and pensions EV under UK GAAP until 2004. The economic assumptions used for the Full EV basis are the same as used under the reported IFRS basis set out on page 18.

Applying the Full EV basis results in the earlier recognition of profit on new investment contract business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39. Differences between actual and expected experience on existing business often have a greater impact on a Full EV basis, as changes in experience can result in significant adjustments to modelled future cashflows. In contrast, under IAS 39, variations in experience compared to expectations are recognised in the income statement in the year in which they arise.

No additional information has been provided in relation to General Insurance or European Financial Services as the investment business not already accounted for on an EV basis under IFRS on these businesses is immaterial.

Key Financial Highlights
The key highlights of the Full EV basis are as follows:
- Group embedded value on a Full EV basis was £7,086m as at 31 December 2006 (2005 £6,540m), £2,525m higher than reported under IFRS.
- Underlying earnings per share on the Full EV basis increased 18% to 105.5p (2005 89.6p), 5.0p higher than reported under IFRS.
- Overall, underlying profit before tax for the UK Investment Business increased 30% to £539m (2005 £414m), £262m higher than reported under IFRS.
- Contribution from new business in the UK Investment Business increased by 38% to £461m (2005 £333m), £474m higher than reported under IFRS.

	31.12.2006 Full EV Basis	**31.12.2006 IFRS Basis**	31.12.2005 Full EV Basis	31.12.2005 IFRS Basis
Underlying profit before tax	**£5,799m**	**£5,537m**	£5,021m	£4,842m
Underlying EPS	**105.5p**	**100.5p**	89.6p	86.4p
Post tax return on equity	**20.2%**	**20.8%**	18.8%	19.6%
Group embedded value (net of tax)*	**£7,086m**	**£4,561m**	£6,540m	£4,534m
Net asset value	**561p**	**516p**	485p	452p

* Includes Europe of £488m (2005 £499m) and UK General Insurance of £214m (2005 £217m).

UK Investment Business
Full EV Information
Underlying profit before tax for our UK Investment Business on the Full EV basis was 30% higher in 2006 at £539m (2005 £414m), primarily due to a strong increase in the contribution from new business in 2006. The table below analyses this result:

	Year ended 31.12.2006				Year ended 31.12.2005			
	Life & Pensions Insurance Contracts £m	**Life & Pensions Investment Contracts £m**	**Mutual Funds Investment Contracts £m**	**Total £m**	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Contribution from existing business								
Expected contribution	**140**	**98**	**50**	**288**	133	84	41	258
Actual vs expected experience	**16**	**(62)**	**(29)**	**(75)**	77	(77)	(33)	(33)
	156	**36**	**21**	**213**	210	7	8	225
Contribution from new business	**216**	**121**	**124**	**461**	176	82	75	333
Investment earnings on net assets	**113**	**6**	**4**	**123**	105	4	1	110
Contribution from Investment Business	**485**	**163**	**149**	**797**	491	93	84	668
Development expenditure	**(67)**			**(67)**	(80)			(80)
Overheads associated with development activity	**(56)**			**(56)**	(45)			(45)
Other income and costs	**(7)**			**(7)**	(11)			(11)
Debt financing cost	**(128)**			**(128)**	(118)			(118)
Underlying profit before tax	**227***	**163**	**149**	**539**	237	93	84	414

* Development costs, overheads, other income and costs and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.



£262m
Full EV underlying profit before tax is £262m higher than under IFRS.

The contribution from new business under the Full EV basis increased by 38% in 2006 to £461m (2005 £333m), reflecting strong growth in new business volumes in all channels and increased overall margins. Increased sales of bonds and funds through Bancassurance was the primary driver of this growth, but strong sales growth through Wealth Management and increased volumes and margins in Intermediary also made important contributions.

The contribution from existing business decreased by 5% in 2006 to £213m (2005 £225m), the 12% increase in the expected contribution being more than offset by a £75m adverse impact of actual vs expected experience. The major driver of this was worsened persistency in respect of Intermediary business as a result of replacement activity associated with Pensions 'A-Day' and higher lapses on with-profit bonds.

Reconciliation of IFRS to Full EV

A reconciliation of underlying profit before tax on the Full EV basis with the reported IFRS basis is set out below:

	Year ended 31.12.2006				Year ended 31.12.2005			
	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Underlying profit before tax (IFRS basis)	227*	18	32	277	237	1	(3)	235
Additional contribution from new business		270	204	474		210	155	365
Lower contribution from existing business		(131)	(91)	(222)		(122)	(69)	(191)
Additional investment earnings on net assets		6	4	10		4	1	5
Increase in underlying profit before tax		145	117	262		92	87	179
Underlying profit before tax (Full EV basis)	227	163	149	539	237	93	84	414

* Development costs, overheads, other income and costs and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.

Moving to the Full EV basis results in earlier recognition of profits from sales of new investment contracts, offset in part by the subsequent recognition of lower profits on existing investment contracts. The Full EV basis, unlike the IFRS basis, recognises profits on new business at the point of sale with the contribution from existing business consisting only of subsequent changes in the net present value of future cashflows and changes in experience compared to that initially modelled at the point of sale.



Financial Review continued

Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline

38%
New business contribution under the Full EV basis increased by 38% to £461m.

The contribution from new investment contracts in 2006 under the Full EV basis was £474m higher than under the reported IFRS result, the Full EV contribution being £245m compared to a loss of £229m under the IFRS basis.

Under the Full EV basis, the contribution from existing investment contracts in 2006 was £222m lower than under the IFRS basis, the Full EV basis contribution being £57m compared to £279m under the IFRS basis. The lower contribution from existing business under the Full EV basis includes (£91m) of actual vs expected experience on investment contracts, which largely reflects worse than expected persistency on Intermediary business.

New Business Profitability

With the publication of this supplementary information and also with the industry-wide demise of the Achieved Profits basis new business profitability will, from now onwards, be reported by reference to the Full EV basis rather than the Achieved Profits basis. This results in new business profitability for 2005 which is 2% APE lower than previously reported because the Full EV basis allocates a higher proportion of overhead expenses to new business. The contribution from new business includes direct costs of writing new business and an appropriate allocation of overheads. Other overheads are allocated to the contribution from existing business or are recorded as overheads associated with development activity.

New business profitability for the UK Investment Business (including both Life & Pensions and Mutual Funds) calculated by reference to the Full EV basis is set out below:

	Year ended 31.12.2006			Year ended 31.12.2005		
	New Business APE* £m	**New Business Contribution £m**	**New Business Profitability %APE**	New Business APE* £m	New Business Contribution £m	New Business Profitability %APE
Bancassurance	**916**	**304**	**33**	813	233	29
Intermediary	**511**	**49**	**10**	389	32	8
Wealth Management	**304**	**108**	**36**	185	68	37
Total	**1,731**	**461**	**27**	1,387	333	24
Life & Pensions	**1,299**	**337**	**26**	1,004	258	26
Mutual Funds	**432**	**124**	**29**	383	75	20
Total	**1,731**	**461**	**27**	1,387	333	24

* Excluding business (£86m APE in 2006, £86m in 2005) distributed but not manufactured by the Group.



New business profitability increased strongly in 2006 to 27% (2005 24%) reflecting our continued focus on value creation. In Wealth Management, profitability remains strong at 36% (2005 37%), with the decrease in margin being due to higher sales of pensions business post Pensions 'A-Day'. Our Bancassurance channel continues to deliver strong margins through the efficiency of our model and the productivity of our sales forces, and margins in this channel increased to 33% (2005 29%). There has also been an increase in profitability in the Intermediary channel to 10% (2005 8%) reflecting reducing unit costs and increased average policy sizes.

Overall Life & Pensions margins remained flat at 26%. The increase in Mutual Funds profitability largely reflects efficiencies from increased scale, larger case sizes and changes in the mix of funds.

Balance Sheet Information
The total net of tax embedded value of UK Investment Business on the Full EV basis is as follows:

	Year ended 31.12.2006				Year ended 31.12.2005			
	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Shareholder funds	2,315	469	230	3,014	2,445	460	82	2,987
Value of in-force business (net of tax)	1,544	1,249	577	3,370	1,373	993	471	2,837
Total embedded value (net of tax)	3,859	1,718	807	6,384	3,818	1,453	553	5,824

Note: Total embedded value excludes subordinated debt liabilities for the UK Investment Business of £987m (2005 £977m).

The table below analyses the movement in embedded value of our UK Investment Business on the Full EV basis:

	Year ended 31.12.2006			
	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Opening embedded value	**3,818**	**1,453**	**553**	**5,824**
Contribution from Investment business	485	163	149	797
Development costs, associated overheads and financing costs*	(258)			(258)
Underlying profit before tax	227	163	149	539
Short term investment fluctuations	(97)	45	28	(24)
Tax charge	2	(51)	(52)	(101)
Dividends paid	(42)	(11)	(4)	(57)
Other capital movements	(49)	119	133	203
Movement in embedded value	**41**	**265**	**254**	**560**
Closing embedded value	**3,859**	**1,718**	**807**	**6,384**

* Development costs, overheads, other income and costs and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.

Phil Hodkinson
Group Finance Director

Financial Review continued



Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

27%
New business profitability for the UK Investment Business (2005 24%).

Five Year Summary

For the years ended 31 December

	2006 £m	2005 £m	2004 £m	2003 £m	2002[6] £m
Income Statement					
Net operating income	**22,714**	23,617	16,563	8,946	7,546
Operating expenses [7]	**15,571**	17,244	11,304	3,968	3,609
Impairment losses on loans and advances/provisions for bad and doubtful debts	**1,742**	1,599	1,255	1,025	832
Group underlying profit before tax/Group profit before tax and exceptional items [1]	**5,537**	4,842	4,279	3,885	3,062
Profit before tax	**5,706**	4,808	4,609	3,766	2,909
Balance Sheet					
Total assets	**591,029**	540,873	479,674	408,413	355,030
Debt in issue [2] [8]	**203,342**	178,215	150,967	112,740	89,898
Equity share capital	**1,139**	1,157	981	963	946
Shareholders' equity (excluding non-equity interests)	**20,685**	18,265	16,522	15,225	13,755
	%	%	%	%	%
Performance Ratios					
Post tax return on mean equity [4] [7]	**20.8**	19.6	19.6	17.7	17.5
Cost:income ratio [3] [9]	**40.9**	42.2	44.7	41.6	45.2
Net interest margin	**1.78**	1.80	1.79	1.77	1.83
			per ordinary share		
	pence	pence	pence	pence	pence
Shareholder Information					
Dividends [5]	**41.40**	36.10	32.95	30.9	29.4
Basic earnings	**100.6**	82.2	79.7	63.6	50.6
Underlying earnings	**100.5**	86.4	78.0	68.5	56.1

Financial information for 2006 and 2005 is prepared in accordance with IFRS as adopted for use by the European Union at the date the financial statements were approved by the Board ('IFRS'). IAS 32, IAS 39 and IFRS 4 only became effective from 1 January 2005. In order to provide more meaningful comparative information, the 2004 financial information above has therefore been prepared on a 'pro forma' basis. This includes the impact of these standards with the exception of the income statement impact of derivative hedge accounting. Financial information for 2002 to 2003 is prepared in accordance with UK GAAP.

Notes relating to the 2004 to 2006 financial information

(1) References to 'underlying' relate to 2004 to 2006 and incorporate the following adjustments:
- Excluding the profit on sale of Drive, mortgage endowment compensation, goodwill impairment, Retail rationalisation costs, policyholder tax payable, the impact of short term fluctuations ('STFs') and changes to economic assumptions for long term assurance business accounted for on an embedded value basis; and
- Netting against income of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, change in unallocated surplus and net claims incurred on insurance contracts.

(2) Debt in issue comprises debt securities in issue and other borrowed funds.

(3) The cost:income ratio is calculated on an underlying basis.

(4) Post tax return on mean equity is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

(5) Under IFRS, these ordinary dividends are not charged to reserves until there is a contractual obligation to pay.

Notes relating to the 2002 and 2003 financial information

(6) The financial information for 2002 has been restated from that published in the 2002 Annual Report and Accounts to reflect the implementation from 2003 onwards of UITF 37 'Purchases and Sales of Own Shares' and UITF 38 'Accounting for ESOP trusts'.

(7) Excluding exceptional items.

(8) Debt in issue comprises debt securities in issue and subordinated liabilities.

(9) The cost:income ratio is calculated excluding exceptional items and goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

Retail

is the UK's biggest provider of mortgages and savings. Our multi-brand approach offers customers a range of simple, value for money products.

Our Brands

HALIFAX Always giving you extra

INTELLIGENT FINANCE

TMB Mortgages are our business

BANK OF SCOTLAND BUSINESS BANKING

BANK OF SCOTLAND Always giving you extra

BM BIRMINGHAM MIDSHIRES

Colleys The valuation and surveying service from HBOS

Benny Higgins

Chief Executive, Retail



Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline





Who we are

Retail is the UK's biggest provider of mortgages and savings. Our multi-brand approach offers customers a range of simple, value for money products.

Simple, value for money products

Retail provides financial services to over 23 million customers through a broad distribution base ranging from branches and intermediaries to direct mail, telephone and internet services. Retail's range of multi-branded products includes personal and business banking services providing mortgages, savings, bank accounts, personal loans and credit cards.

Mortgages

HBOS is the UK mortgage market leader. We sell mortgages through five brands: Halifax, Bank of Scotland, Birmingham Midshires, Intelligent Finance and The Mortgage Business. Products range from mainstream mortgages covering the residential mortgage market segment to specialist mortgages covering the Buy to Let, self-certified and sub-prime mortgage market segments.

Savings and Bank Accounts

Savings products are offered through four brands: Halifax, Bank of Scotland, Birmingham Midshires and Intelligent Finance catering for all segments of the savings market, including children's accounts, tax-free, fixed rate and regular savings accounts. HBOS is the market leader for savings with a 16% market share. Bank Accounts range from full facilities current accounts to basic social banking facilities. HBOS remains at the forefront in the development of alternative value for money personal banking products.

A wide variety of Retail products

Personal Loans and Credit Cards are offered through the Halifax, Bank of Scotland and Intelligent Finance brands. Credit Cards are also provided through a host of affinity branded Credit Cards such as charity cards where a proportion of income earned is donated to the charity. Retail also distributes the Group's insurance and investment products on behalf of the Group's Insurance & Investment division and participates in a number of joint ventures, such as Sainsbury's Bank.

Business Banking and ancillary services

Business Banking offers a full range of banking services to small businesses, typically with an annual turnover of up to £1m. In addition, Retail provides a range of ancillary services, including estate agency services (through Halifax Estate Agencies), valuation services (through Colley's Valuation & Surveying services) and share dealing services (through Halifax Share Dealing Ltd).



Our Strategy

Our Retail strategy remains focused on creating shareholder value by delivering superior customer value across a broad spectrum of products and distribution channels.

Key Performance Indicators

Our Key Performance Indicators help us to measure our progress against each element of our strategy.

Growing market share of retail products

There is plenty of scope to grow market shares in our core products by offering our customers easy to understand, competitively priced and straightforward products. Given our customer base and the strength of our distribution, we believe it is realistic to push over time for market shares to be within a 15%-20% range.

UK market share

Mortgages	21%
Savings	16%
Banking	13%
Cards	9%
Personal Loans	9%
Business Banking	5%

Controlled credit risk

Our rate of asset growth and associated impairment experience is determined by the balance between the credit risks we take and the returns we achieve.

Impaired loans as a % of closing advances

2006	2.72%
2005	2.97%

Customer service

We will only achieve our ambitious market share targets if we deliver consistently good customer service.

Customer satisfaction

HBOS 2006	59%
Big 4 2006	54%
HBOS 2005	53%
Big 4 2005	56%

Source: GFK NOP. Proportion of customers who were 'delighted' or 'completely satisfied' with service from their bank.

Cost leadership

Our credentials for cost control in Retail are well established. We aim to control costs while at the same time investing in initiatives aimed at generating future revenue growth.

Cost:income ratio

2006	38.4%
2005	39.8%



£2,364m

Underlying profit before tax up 4%



Retail's strategy remains focused on creating shareholder value by delivering superior customer value across a broad spectrum of products and distribution channels. We offer our customers easy to understand, competitively priced and straightforward products which, combined with a rigorous approach to cost control and risk management, enables us to convert growth in sales into growth in shareholder value.

We believe that our uniquely strong sales and distribution model will allow us to combine profitable market shares of between 15% and 20% in all the markets in which we operate with superior customer value and treating customers fairly. Utilising our multi-branded product range and broad distribution model we will:

Grow profitable market share through offering good value products that attract new customers and drive cross sales to existing customers
It is our aim to ensure that we remain at the forefront in banking by continually challenging the traditional high street banks and grow our market share in this segment. Business Banking also offers substantial opportunities for profitable growth and we aim to grow the market shares and profits in this business. As well as attracting new customers with innovative and value added products, we will improve our customer retention, particularly in Mortgages, where we aim to reduce our market share of principal repaid. Actions already taken in this respect include equalising pricing for new and existing customers, and rewarding intermediaries for customer retention.

We have a substantial customer base and it is our objective to target existing customers more effectively, increasing the number of customers holding two or more products by one million over the next five years.

Target growth that achieves the right balance between risk and reward
We continually re-evaluate our credit risk underwriting criteria and have, where necessary, made refinements to our credit scoring techniques and methods to ensure that the level of risk we are accepting on to our balance sheet is commensurately priced for and that we attain the appropriate level of return for the risk being underwritten.

Provide consistently good customer service
Our objective in this respect is to improve our customer ratings for satisfaction with service compared to our banking peers. We achieve this by improving the day-to-day interactions between our colleagues and customers, by streamlining our processes and by introducing new services to meet customer needs. We measure our relative performance through a telephone survey of our customers and those of our banking peers administered by an independent research agency.

Keep tight control of costs
Retail's credentials in respect of tight cost control are now well established. Our aim is to continue to control costs whilst at the same time increase income and further reduce our cost:income ratio.

Our performance in 2006

Underlying profit before tax in Retail increased by 4% to £2,364m (2005 £2,283m). Underlying net operating income increased by 4% whilst underlying expenses increased by just £3m. As a consequence, the cost: income ratio improved to 38.4% (2005 39.8%), more than offsetting a 6bps fall in net interest margin to 1.78% (2005 1.84%).

Credit experience continued the trends seen in the first half of the year with impairment losses increasing by 11% but impaired loans falling to 2.72% (2005 2.97%) of advances. Within this, secured impairments fell and the growth in unsecured impairments slowed.

Sales performance was strong in Mortgages, Savings and Bank Accounts, with lower unsecured lending reflecting a smaller market and our reduced appetite for such risk.

Financial performance
Income Statement

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	**4,188**	4,028
Non-interest income	**1,350**	1,315
Mortgages and Savings	**493**	421
Banking	**428**	431
Business Banking	**31**	24
Personal Loans	**109**	109
Credit Cards	**286**	321
Other	**49**	47
Fees and commission income	**1,396**	1,353
Fees and commission expense	**(66)**	(70)
Other operating income	**20**	32
Net operating income	**5,538**	5,343
Underlying operating expenses	**(2,127)**	(2,124)
Staff	**(1,056)**	(1,023)
Accommodation, repairs and maintenance	**(10)**	(9)
Technology	**(54)**	(70)
Marketing and communication	**(179)**	(182)
Depreciation:		
Property and equipment and intangible assets	**(69)**	(66)
Other	**(101)**	(112)
Sub total	**(1,469)**	(1,462)
Recharges:		
Technology	**(263)**	(262)
Accommodation	**(262)**	(263)
Other shared services	**(133)**	(137)
Operating profit before provisions	**3,411**	3,219
Impairment losses on loans and advances	**(1,097)**	(991)
Operating profit	**2,314**	2,228
Share of profits of associates and jointly controlled entities	**2**	9
Non-operating income	**48**	46
Underlying profit before tax	**2,364**	2,283
Net interest margin	**1.78%**	1.84%
Impairment losses as a % of average advances	**0.48%**	0.47%
Cost:income ratio	**38.4%**	39.8%

Retail



Mortgages
Halifax was awarded Best Overall Lender at the *Your Mortgage* Awards 2006.

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

HALIFAX
Always giving you extra

Operating Income and Margins

Total net operating income grew by 4% to £5,538m (2005 £5,343m). Net interest income increased by 4% to £4,188m (2005 £4,028m) and non-interest income was 3% higher at £1,350m (2005 £1,315m).

Fees and commission income grew by 3% to £1,396m (2005 £1,353m). Growth in fees from Mortgages and Savings was partially offset by lower Credit Card default fee income and commissions from the sale of Repayment Insurance in relation to unsecured lending products.

The table below summarises the movements in net interest margins and spreads.

Net Interest Margins and Spreads

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net Interest Income:		
Interest receivable	**14,331**	13,421
Interest payable	**(10,284)**	(9,555)
Capital earnings	**141**	162
	4,188	4,028
Average Balances:		
Total interest earning assets	**235,371**	219,006
Interest bearing liabilities		
- deposits	**145,756**	132,043
- other	**89,615**	86,963
Total interest bearing liabilities	**235,371**	219,006
Average Rates:	**%**	%
Gross yield on interest earning assets	**6.09**	6.13
Cost of interest bearing liabilities	**(4.37)**	(4.36)
Net Interest Spread	**1.72**	1.77
Capital earnings	**0.06**	0.07
Net Interest Margin	**1.78**	1.84

The net interest margin fell by 6bps compared to the previous year with the key movements as follows:

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	184
Mortgages and Savings	(9)
Banking	2
Business Banking	1
Unsecured Personal Loans	(1)
Credit Cards	3
Wholesale funding	(1)
Capital earnings	(1)
Net interest margin for the year ended 31 December 2006	**178**

In aggregate, product spreads fell by 4bps. Our greater appetite for mortgage lending together with increased competition in the Buy to Let market resulted in the combined Mortgages and Savings spread narrowing by 9bps. This was partly offset by spread improvements in both Credit Cards and Banking.

Operating expenses
Our continued commitment to strong cost management resulted in year on year growth in underlying operating expenses of just £3m to £2,127m (2005 £2,124m). This, combined with income growth of 4%, enabled us to further reduce the cost:income ratio to 38.4% (2005 39.8%).

Our robust and sustainable approach to cost management, developing IT processing systems capable of supporting our multiple brands at low cost together with automated sales systems, helps drive sustained improvements in productivity as we grow. This enables us to achieve reductions in unit operating costs and to make suitable investments to support future growth.

Credit quality and provisions

The overall credit quality of the Retail balance sheet remains strong with 92.7% (2005 92.2%) of customer loans secured on residential property. Despite continued challenging conditions for consumer lending, total impaired loans fell to 2.72% (2005 2.97%) of closing advances driven by a fall in secured impairments partly offset by further increases on the unsecured book.

Impairment losses as a percentage of average advances remained broadly stable at 0.48% (2005 0.47%). Total impairment losses increased by 11% to £1,097m (2005 £991m), comprising £108m (2005 £139m) for secured lending and £989m (2005 £852m) for unsecured lending. Closing provisions as a percentage of total closing advances remained broadly stable at 0.89% (2005 0.88%). Total provisions coverage of impaired loans increased to 33% (2005 30%) reflecting the higher proportion of unsecured loans in the impaired portfolio.

Secured impairments
Total impaired secured loans continued to fall during 2006 to £4,047m (2005 £4,452m) representing 1.84% (2005 2.21%) of closing advances. The fall in impairments compares favourably to broadly stable trends in the market, with both the mainstream and specialist portfolios benefiting from the implementation of new scorecards, stricter lending policies and a more efficient collections process. The number of cases in arrears fell to 1.17% (2005 1.30%) of mainstream lending and 1.76% (2005 2.32%) of specialist lending. In total, the value of cases in arrears but not in possession decreased by 11% to £3,728m (2005 £4,203m) or 1.70% (2005 2.11%) of the value of the total portfolio.


BANK OF SCOTLAND One
VISA
BANK OF SCOTLAND
Always giving you extra

Children's Accounts
We won a Tommy's Award for the Most Parent-Friendly Bank and Best Children's Savings Account Provider from Your Money.

Credit Cards
We won the Most Responsible Customer Acquisition Strategy award at The Credit Card Awards 2006.

Mortgage Arrears	Cases 000s		Total Mortgages %		Value of Debt £m*		Total Mortgages %	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Mainstream	**28.3**	33.0	**1.17**	1.30	**2,362**	2,593	**1.46**	1.73
Specialist	**7.8**	8.9	**1.76**	2.32	**1,366**	1,610	**2.40**	3.26
Total	**36.1**	41.9	**1.26**	1.43	**3,728**	4,203	**1.70**	2.11

* Value of debt represents total book value of mortgages in arrears.

The 2006 secured impairment charge decreased to 0.05% (2005 0.07%) of average advances, and closing secured provisions as a percentage of closing advances reduced to 0.19% (2005 0.21%). The average loan to value ('LTV') of the impaired mortgage portfolio reduced slightly to 57% (2005 58%). The equivalent figures for impaired mainstream and specialist mortgages were 52% (2005 52%) and 68% (2005 71%) respectively.

The provisions coverage of impaired secured loans remained stable at 10% (2005 10%), reflecting our unchanged, formulaic methodology for provisioning.

Unsecured Impairments
The rate of growth of impaired unsecured loans (Personal Loans, Credit Cards and Bank Accounts) moderated in the second half of 2006. This growth was driven predominantly by the residual seasoning of the pre 2004 Credit Card book.

Impaired unsecured loans increased to £2,411m (2005 £2,049m) representing 13.17% of closing advances (2005 11.51%). Provisions as a percentage of closing advances increased to 9.29% (2005 8.43%). Closing provisions cover as a percentage of impaired unsecured loans reduced slightly to 71% (2005 73%).

Corrective actions taken in 2004 to tighten lending criteria continue to drive improvements in arrears emergence on subsequent business. Whilst encouraging, we remain cautious about future impairment trends given the continued growth in UK personal insolvencies.

Personal Loans
The Personal Loans market in 2006 was characterised by the twin challenges of increasing personal insolvencies, driven by continued affordability stretch, and a reduction in market size as customers sought to reduce outstanding debt levels. Impaired Personal Loans rose to 17.0% (2005 15.6%) and provisions increased to 11.5% (2005 10.9%) of closing advances. The seasoning impact of pre 2004 business is now past its peak, with impairments decreasing slightly on an absolute basis in the second half of the year. Delinquency and loss emergence rates on new business also demonstrate a sustained improvement in the quality of business written subsequently.

Credit Cards
Credit Card impairments increased to 15.4% (2005 10.8%) and provisions increased to 11.4% (2005 8.4%) of closing advances, the rate of growth slowing in the second half of the year. The main driver of impairment growth in our book continues to be the residual seasoning of pre 2004 business. Delinquency and loss experience from business written since 2004 has performed to expectation, reflecting our continued focus on the acquisition of better quality business.

Whilst volumes of accounts new to arrears reduced, there was a slight hardening in arrears roll rates with an increase in average loss per case. We also saw some increase in both credit utilisation and overdrawn limits as a result of selectively tightening credit availability to accounts showing signs of stress.

	31.12.2006 %	31.12.2005 %
Credit utilisation[1]	**28.1**	27.8
Overdrawn limits[2]	**6.9**	6.7
Arrears roll rates[3]	**58.1**	57.0

[1] percentage of total available credit lines that are drawn down (restated to exclude unutilised expired cards).
[2] percentage of accounts in excess of credit limit.
[3] percentage of credit card balances in arrears that have worsened in the period.

Retail continued



Value for money products
In 2006, we achieved the most "best buy" mentions of any UK Retail bank for the second year running.

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

HALIFAX
Always giving you extra

BANK OF SCOTLAND
Always giving you extra

Bank Accounts
Impaired Bank Accounts decreased to 5.3% (2005 6.4%) and provisions reduced to 3.6% (2005 4.6%) of closing advances, in line with our business strategy to focus on the acquisition of full facility bank account customers.

Business Banking
Impaired loans and provisions as a proportion of closing advances decreased to 5.3% (2005 8.1%) and 3.5% (2005 7.5%) respectively. This improvement was, however, primarily the result of the amalgamation of a portfolio of business banking loans originated with the Corporate division into the existing Retail portfolio in the second half of 2006.

Non-operating Income
Non-operating income of £48m (2005 £46m) comprises realised investment gains of £26m (2005 £nil), the major component being the part disposal of our investment in Rightmove, and the profit on the sale and leaseback of premises of £22m (2005 £46m).

	As at 31.12.2006	As at 31.12.2005
Loans & advances to customers	**£237.7bn**	£219.0bn
Classification of advances*	**%**	%
Residential mortgages	**92.1**	91.4
Other personal lending:		
Secured Personal Loans	**0.6**	0.8
Unsecured Personal Loans	**3.7**	3.8
Credit cards	**3.0**	3.3
Banking	**0.6**	0.7
Total	**100.0**	100.0
Impairment provisions on advances	**£m**	£m
Secured	**408**	424
Unsecured	**1,700**	1,500
Total	**2,108**	1,924
Impairment provisions as a % of closing advances	**%**	%
Secured	**0.19**	0.21
Unsecured	**9.29**	8.43
Total	**0.89**	0.88
Impairment provisions as a % of impaired loans	**%**	%
Secured	**10**	10
Unsecured	**71**	73
Total	**33**	30
Impaired loans	**£m**	£m
Secured	**4,047**	4,452
Unsecured	**2,411**	2,049
Total	**6,458**	6,501
Impaired loans as a % of closing advances	**%**	%
Secured	**1.84**	2.21
Unsecured	**13.17**	11.51
Total	**2.72**	2.97
Risk weighted assets	**£112.4bn**	£109.2bn
Customer deposits	**£144.6bn**	£132.2bn

* Before impairment provisions.

Lending and Deposit Growth
Overall Retail lending increased by 9% to £237.7bn (2005 £219.0bn) and deposits also increased by 9% to £144.6bn (2005 £132.2bn).

Mortgages
Net residential mortgage lending increased by 58% in 2006 compared to market growth of 20%. This strong performance was the result of maintaining our appetite for new mortgage business in the larger market, combined with improvements to levels of principal repaid.

Gross mortgage lending was maintained at a level consistent with our share of stock. Gross mortgage lending was £73.6bn in 2006 (2005 £60.6bn) representing a market share of 21% (2005 21%). The mortgage book increased by £18.8bn to £220bn delivering a net mortgage lending market share of 17% (2005 14%), comfortably within our target range for the year of 15%-20%. Our share of principal repaid at 24% (2005 25%) continues largely to reflect previous levels of gross lending, the benefits of our retention strategy in relation to existing customers having yet to be fully realised.

We continue to focus on strong asset cover in our secured book. However, our retention strategy for existing customers and reduced appetite for lower return remortgage business resulted in a modest increase in the LTV ratio of new lending to 64% (2005 60%). The average LTV across our entire secured lending book was stable at 44% (2005 43%) reflecting the positive contribution to collateral cover from improving retention.



Savings
Birmingham Midshires was voted Best Online Savings Provider in 2006 by Your Money.

BIRMINGHAM MIDSHIRES

Online statements
Over 1.1 million customers now take their bank statements online rather than by post.

Unsecured Personal Loans

We continue to focus on the acquisition of better quality business, maintaining our share of gross lending in 2006 at 10% (2005 10%) with balances reducing by 4% to £6.6bn (2005 £6.9bn). Acquisition costs continue to reduce as we concentrate our marketing effort on existing customers with good credit histories.

Credit Cards
Our Credit Card business continues to benefit from our multi-brand, multi-channel distribution strengths, enabling us to grow business volumes in higher quality segments of the market. In 2006, against the background of lower consumer spending and borrowing, we acquired 743,000 new accounts (961,000 including those acquired through our joint venture partners) resulting in an estimated market share of 11% of new credit card accounts.

Outstanding balances reduced by 4% to £7.0bn (2005 £7.3bn) in line with the market, reflecting less aggressive introductory periods, lower consumer demand and the proactive tightening of credit availability.

The implementation of lower default and late payment fees in August 2006 following the Office of Fair Trading ('OFT') ruling resulted in a reduction in fee income of circa £25m in 2006, with an estimated full year impact of £60m in 2007.

Retail Savings
Savings deposits increased by 10% to £124bn in 2006 (2005 £113bn), compared to market growth estimated to be 8% over the same period.

Although competition for deposits from both new and existing players increased during the year, growth was achieved across all brands, demonstrating the strength and diversity offered by our Retail Savings' franchise and reinforcing our position as the UK's largest savings provider with an estimated share of the Household Sector Liquid Assets of 16% (2005 16%). Strong inflows, in particular, were achieved by the Bank of Scotland and Birmingham Midshires brands, and by our tax-free range of products where we now have a 21% (2005 20%) share of balances in the cash ISA market.

In addition to net inflows, we continue to grow our customer base and remain committed to encouraging the next generation of savers. Over 2.7m new accounts were opened during the year, of which over 380,000 were children's accounts. We also attracted over 480,000 new to franchise customers.

Bank Accounts
We acquired 879,000 new Bank Accounts, representing an estimated market share of 19% (2005 16%) contributing to an increased share of stock of 13% (2005 12%). Our current account book increased by 10%, representing 77% of our total bank account sales (2005 74%).

Our sales success in 2006 was driven by further innovative product launches. Our High Interest Current Account and our award winning Student Account resulted in sales in 2006 up by more than 33% on 2005. Online banking registrations grew by 31% and online transaction volumes grew by 40%.

Business Banking

The number of customers switching to Bank of Scotland Business Banking in 2006 increased by 28% to 15,800 (2005 12,300), with both our branch and intermediary sales teams enjoying success as our 'Promise to Beat' proposition proved popular amongst SME customers. Successful new business acquisition helped to drive up revenue by 19% in 2006.

Regulatory enquiry into banking charges
In September 2006, the OFT announced a joint 'fact finding' exercise with the British Bankers' Association ('BBA') to review the legal basis for banking charges. We have participated fully in this exercise through the BBA. As demonstrated in our response to the review of Credit Card default fees in 2006, we will co-operate fully in any ongoing enquiry. We support competition and, most importantly, we provide choice for our customers, consistent with our growth strategy and the creation of long term shareholder value.

Risks and Uncertainties

Risks and uncertainties faced by Retail revolve predominantly around uncertain economic conditions which, if adverse, could lead to a potential contraction of the housing market and bring further pressure to bear in the unsecured lending markets, both resulting in a downturn in business volumes and an increase in credit related impairment losses.

Retail continued

Estate Agency
Halifax Estate Agency won the Best Estate Agency Chain of the Year Award.


SOLD
Visit halifax.co.uk/estateagency for more properties
HALIFAX
Queen Street, Morley
01234 567890

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline



To mitigate, we are continuing to manage the business in a very proactive way in respect of credit, developing enhancements in our credit decisioning and management tools. Affordability measures, responsible lending practices and effective debt collection and recovery processes will help in this respect. Additionally, our investment in fraud detection and prevention processes and systems will help to mitigate potential increasing losses in this area.

The potential reduction in fee revenues from regulatory intervention is an ongoing headwind and remains a key challenge, as demonstrated by the impact of the OFT's statement on Credit Card default charges, effective from 1 August 2006. To address this risk, our planning continues to take into account the regulatory pressures that we face and the actions we will take. We will continue to focus on our cost leadership position as a means of mitigating against the risks of lower revenues.

Prospects

We continue to see opportunities for growth across all of our principal business activities. Easy to understand, competitively priced products, and rigorously controlled cost growth and risk management, will enable us to drive both customer advocacy and growth in shareholder value.

In mortgages, we will continue to pursue our five-brand market strategy, which enables us to apply flexibility in how we maintain our leading market position. Important components of our approach remain the retention of existing customers where we intend to build on the initiative launched in July 2006. In 2007, we expect to deliver a full year share of the net mortgage market in the 15%-20% range with the profile of maturing cessations dictating that our second half performance will be stronger than the first half.

Conditions in the unsecured credit market, with high levels of indebtedness and significant affordability stretch, lend themselves to the maintenance of our current strategy of shifting the mix of business towards higher quality, existing customers.

In liquid savings, we will also continue to leverage our multi-brand capability to maintain our market leading position. This will include the launch of further 'hero' products on a selective basis, targeting specific customer needs whilst avoiding product duplication and overlap.

In summary, whilst recognising the need to choose the right time for growth in markets such as unsecured lending, in the longer term, we continue to see attractive growth prospects across all of our Retail businesses. Our uniquely strong sales and distribution model gives us the ability to choose our timing, and to achieve our long term goal of profitable shares in the 15%-20% range in all our markets.



Business Banking
Business Moneyfacts awarded Bank of Scotland Best Overall Business Bank 2006.

Online banking
Our online banking increased the number of active online users to 2 million.

BANK OF SCOTLAND
BUSINESS BANKING

operates in the UK's £1m+ turnover market, offering innovative banking and finance solutions to customers via a distinct asset class management strategy.

Our Brands

BANK OF SCOTLAND CORPORATE

www.freewaycars.co.uk

CAPITAL BANK

Lex

Hill Hire plc

Peter Cummings

Chief Executive, Corporate

Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline



Who we are

Corporate operates in the UK's £1m+ turnover market, offering innovative banking and finance solutions to customers via a distinct asset class management strategy.

Innovative products and services

Corporate provides innovative products and services to UK businesses, typically those with turnover in excess of £1m, in markets where we have proven knowledge and real expertise. The division comprises a number of relationship banking and specialist lending teams with considerable experience, committed to understanding customers' needs and empowered to make decisions quickly.

Relationship Banking

provides a range of banking products across the spectrum of our customers. Our real estate teams have extensive experience of commercial property finance and offer a range of funding options. Our commercial bank is a diverse business focusing on the needs of medium and large businesses. In Scotland, we continue to enjoy a market leading position, with England and Wales representing significant opportunities.

Integrated, Structured & Acquisition Finance

operates in the UK leveraged buy-out market, providing a 'one-stop' mix of mezzanine and equity finance, traditional senior debt and working capital delivered through long term partnerships with excellent management teams. In private equity we have an enviable reputation for imaginative deal making through our participation in some of the UK's largest transactions. We invest in a number of private equity funds with selected private equity houses.



Asset and Motor Finance

covers a diverse market sector and is engaged in financing or owning tangible assets. The assets financed range from oil tankers, trains and aeroplanes to photocopiers, IT and vending machines for major multinationals to small consumers. Our motor business finances single vehicles to fleets of cars, vans, buses and HGVs. Our products range from simple loans through to complex structured leasing and ownership structures.

Infrastructure, Housing and Oil & Gas Finance

provides debt funding solutions and risk capital investments in essential economic and social infrastructure projects via government PFI and PPP projects. Active across a wide range of sectors, including health, housing, education, transport, PFI and defence, we have been a key partner in numerous innovative developments. Our Oil & Gas Finance business has an unparalleled track record of delivering truly bespoke products to the UK sector since the development of the North Sea fields in the early 1970s.

Our Strategy

Using our asset class management strategy we concentrate on the markets where we believe we have real expertise and where we can generate superior returns.

Key Performance Indicators

Our Key Performance Indicators help us to measure our progress against each element of our strategy.

Selective asset growth

Our strategy enables us to sharpen our focus on our core markets to enhance our depth of knowledge and experience. By concentrating our attention on markets where we have expertise, we will continue to develop our customer relationships through purposeful and dedicated relationship management.

Growth in Loans and Advances to Customers (%)

Before sell down 2006	16%
Before sell down 2005	14%
After sell down* 2006	8%
After sell down* 2005	8%

*After sell down reflects the growth in advances retained on our balance sheet (i.e. after we have sold a proportion of our lending to another organisation).

Controlled credit risk

Our rate of asset growth and associated impairment experience is determined by the balance between the credit risks we take and the returns we achieve.

Impaired loans as a % of closing advances

2006	1.32%
2005	1.41%

Cost leadership

Cost discipline for Corporate means driving value for money from all expenditure by understanding fully why we incur costs and how they support our stated objectives.

Cost:income ratio

2006	28.9%
2005	28.7%

Excluding the impact of Lex, which became a wholly owned subsidiary from 31 May 2006, our cost:income ratio in 2006 would have fallen to 28.3%.

£1,663m

Underlying profit before tax up 17%



Our strategy is one of asset class management, using specialisation within teams to develop a deep understanding of the dynamics of a market, giving us a clear competitive advantage and a distinctive position in the marketplace. This allows a more focused approach to our selected markets. Bringing together the origination and asset management teams in our chosen asset classes ensures that we align our activities and allows us to balance value protection with value creation. Our clients benefit from the combination of expertise, versatility and long term commitment, allowing us to provide superior customer service. This approach, with the aim of delivering significant and sustainable shareholder returns, has seen Corporate's results grow from strength to strength.

The key aspects of our strategy to deliver our overall objective are:

Selective asset growth, whilst preserving strong margins and exercising vigilant credit risk management
We believe our focus on asset class management will deliver the growth opportunities to allow us to add to the sectors in which we are already market leaders and support strong growth in other selected markets. We continue to seek quality opportunities at the right price and with the right partners, concentrating on returns rather than volumes and an increasing focus on sell downs. Our shareholders benefit from an operating model designed to generate significant and sustainable shareholder returns.

Lead the corporate and social responsibility area
Businesses don't operate in a vacuum - our success is very much dependent on the success and prosperity of the communities and the society in which we live and work. It's therefore our responsibility to invest in activities that connect our colleagues and communities in a way that has a positive impact. Our business activities visibly support education and social projects and the number of colleagues engaged in volunteering across Corporate continues to grow.

Cost discipline
Cost discipline for Corporate means driving value for money from all expenditure. We will continue to challenge how we can deliver a superior service, from innovation and delivery of differentiating strategic projects, while minimising costs.

Our performance in 2006

Underlying profit before tax in Corporate increased by 17% to £1,663m (2005 £1,420m). Included within this strong performance, underlying net operating income grew by 9% and underlying expenses by 9%. Net interest margins improved and impairment losses remained flat year-on-year. Our share of profits from associates and joint ventures increased to £157m (2005 £65m).

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	**1,861**	1,695
Non-interest income	**1,709**	1,386
Commitment fees	**39**	45
Guarantee fees	**23**	28
International fees	**49**	33
Transaction fees	**63**	62
Underwriting fees	**89**	61
Other	**99**	100
Fees and commission income	**362**	329
Fees and commission expense	**(21)**	(36)
Profit on sale of investment securities	**224**	163
Operating lease rental income	**1,006**	682
Other operating income	**138**	248
Net operating income	**3,570**	3,081
Operating expenses	**(1,571)**	(1,253)
Staff	**(447)**	(410)
Accommodation, repairs and maintenance	**(2)**	(2)
Technology	**(16)**	(2)
Marketing and communication	**(31)**	(30)
Depreciation:		
Property and equipment and intangible assets	**(31)**	(22)
Other	**(91)**	(92)
Sub total	**(618)**	(558)
Recharges:		
Technology	**(50)**	(48)
Accommodation	**(53)**	(46)
Other shared services	**(62)**	(65)
Underlying operating expenses	**(783)**	(717)
Operating lease depreciation	**(788)**	(536)
Impairment on investment securities	**(69)**	(45)
Operating profit before provisions	**1,930**	1,783
Impairment losses on loans and advances	**(424)**	(428)
Operating profit	**1,506**	1,355
Share of profits of associates and jointly controlled entities	**157**	65
Underlying profit before tax	**1,663**	1,420
Net interest margin	**2.22%**	2.15%
Impairment losses as a % of average advances	**0.52%**	0.56%
Cost:income ratio	**28.9%**	28.7%

Corporate

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline


POP
CORN

BANK OF SCOTLAND
CORPORATE

Vue Cinemas
We structured the £350m MBO of Vue Cinemas handing the management team the majority stake in the business.

Operating Income and Margins

Underlying net operating income increased by 9% in 2006 to £2,713m (2005 £2,500m). Net interest income grew by 10% to £1,861m (2005 £1,695m) and underlying non-interest income grew by 6% to £852m (2005 £805m). In a buoyant, competitively priced market, we continue to actively sell down positions that might otherwise dilute returns or result in a concentration of risk, contributing to an improved net interest margin of 2.22% (2005 2.15%).

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	215
Lending margins	15
Lex*	(5)
Capital earnings	(3)
Net interest margin for the year ended 31 December 2006	**222**

* Reflects the funding cost of operating lease assets included in net interest income.

Net fees and commission income increased by 16% to £341m (2005 £293m). Realised gains from our diversified investment portfolio increased by 37% to £224m (2005 £163m). Notwithstanding this, unrealised gains in the portfolio at the end of the year were higher than at the beginning, providing further confidence that such gains are sustainable going forward. As anticipated, other operating income decreased by 44% to £138m (2005 £248m), 2005 having benefited from a small number of large, non-recurring dividend receipts.

Operating Expenses
Cost efficiency continues to be a key differentiator for our Corporate business. In 2006, underlying expenses increased by 9% to £783m (2005 £717m), with the cost: income ratio moving to 28.9% (2005 28.7%). Excluding the impact of Lex, which became a wholly owned subsidiary from 31 May 2006, underlying expenses would have increased by just 5% and the cost:income ratio would have fallen to 28.3%.

Credit Quality and Provisions
Impairment losses remained stable at £424m (2005 £428m), comparing favourably to lending growth of 8%. As a percentage of average advances, impairment losses improved to 0.52% (2005 0.56%) and impairment provisions as a percentage of closing advances improved to 0.83% (2005 0.89%). This reflects the prudent balance struck between our market share ambitions and our natural caution at this stage of a benign credit cycle.

Associates and Jointly Controlled Entities
Associates and joint ventures, most of which form part of our Corporate investment portfolio, continue to be a key source of profitable activity. Strong markets have resulted in sustained uplifts to the valuation of assets held within these entities, contributing to profits of £157m in 2006 (2005 £65m).

Lex Vehicle Finance ('Lex')

On 31 May 2006, we acquired the remaining 50% of shares in Lex. As a wholly owned subsidiary from that date, it has subsequently been fully consolidated within the Corporate income statement. Prior to 31 May 2006, our share of profits from Lex was reported as a jointly controlled entity. The table below shows the results of Lex included in the Corporate income statement.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net operating income	**293**	
Operating lease depreciation	**(235)**	
Underlying operating expenses	**(31)**	
Operating profit	**27**	
Share of profits of associates and jointly controlled entities	**8**	19
Underlying profit before tax	**35**	19

The acquisition of Lex makes HBOS number one in the contract hire market with added reach into brokers, the public sector, SMEs and large corporates. This emphasises our commitment to creating a world class contract hire business and builds on the strong position we have already established for our Vehicle, Asset and Motor businesses.

Leading corporate social responsibility
We provided support to Eco 2, a company at the forefront of mitigating the effects of global warming by providing expertise in renewable energy technologies.



Number one in the Contract Hire Market
Following the purchase of Lex Vehicle Leasing, 1 in 8 of the vehicles on UK roads are now financed by our Group.


Lex
www.freewaycars.co.uk
A BANK OF SCOTLAND GROUP COMPANY

	As at 31.12.2006	As at 31.12.2005
Loans and advances to customers	**£85.3bn**	£79.2bn
Impairment provisions on advances	**£709m**	£704m
Impairment provisions as a % of closing advances	**0.83%**	0.89%
Classification of advances*	**%**	%
Agriculture, forestry and fishing	**1**	1
Energy	**2**	1
Manufacturing industry	**5**	7
Construction and property:		
Property investment	**18**	20
Property development	**6**	6
Housing associations	**3**	4
Housebuilders	**2**	3
Other property	**6**	3
Hotels, restaurants and wholesale and retail trade	**10**	11
Transport, storage and communication	**7**	6
Financial	**5**	7
Other services	**19**	19
Individuals	**3**	2
Overseas residents	**13**	10
	100	100
Impaired loans	**£1,124m**	£1,114m
Impaired loans as a % of closing advances	**1.32%**	1.41%
Impairment provisions as a % of impaired loans	**63%**	63%
Risk weighted assets	**£100.7bn**	£92.5bn
Customer deposits	**£38.7bn**	£41.7bn

* Before impairment provisions.

Lending
The strength of our franchise and our move to an asset class management strategy, which is driving best in class behaviours in our chosen markets, has enabled us to maintain strong growth in originations. During 2006, we maintained our stringent lending criteria, focusing on sectors, partners and returns rather than volume, and continued our rigorous approach to portfolio management through active participation in the sell down market. Lending increased by 16% before sell downs and by 8% after sell downs in 2006 to £85.3bn (2005 £79.2bn).

Property continues to be the largest concentration within our lending book, representing 35% of the portfolio. The property portfolio consists of property investment 18%, property development 6%, housing associations 3%, housebuilders 2% and other property 6%. We have extensive knowledge of the UK property sector and our specialist property lending models, along with considered lending criteria, ensure that our portfolio risk is well diversified, both in asset type and tenant concentration.

The other sectors within our lending book have also performed in line with our expectations. The service sectors (financial and others) have performed consistently and together represent 24% of our portfolio. We have also experienced a satisfactory performance from sectors associated with the slowdown in the retail sector such as retail, hotels, restaurants and manufacturing. These sectors represent 15% of our portfolio.

Some 7% of our lending book supports individual transactions in the private equity market. This market again saw strong growth in 2006, with an overall increase in leverage levels. Our approach has continued to be very selective, with a focus on supporting transactions by private equity houses with good track records across varying economic environments. The UK portfolio management team maintain very close contact with our origination teams, monitoring the performance of individual customers and private equity houses. We have also taken advantage of high liquidity in the market to sell down debt positions to hold levels with which we are comfortable, with the average hold level across the portfolio being below £25m.

We continue to be one of the largest and most efficient players in the motor finance market, with 16% of our portfolio representing our Asset Finance and Motor business. This covers the whole range of secured debt and leasing from high value aircraft, rail and marine financing to high volume office equipment financing.

As at 31 December 2006, the book value of our portfolio of investments (i.e. equity, preference shares and loan stock held in companies, funds, joint ventures and associates) was £2.5bn (2005 £1.9bn) and the number of holdings was in excess of 500. Of this portfolio, less than half of the book value was invested in private equity.

Deposits
As a consequence of our decision to price away unattractive deposits, customer deposits decreased by 7% to £38.7bn (2005 £41.7bn). As a corollary, we now move forward with a higher quality deposit book more suited to our longer term funding requirements.

Corporate continued

Management buyout
An integrated debt and equity package backed the MBO of Conran Restaurants from Conran Holdings Ltd.



Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

Innovative Technology
We launched i|SITE, an award-winning 'virtual online branch' which allows customers to hold and manage funds on behalf of third parties.

Uncertainties

Risks and uncertainties faced by Corporate in the execution of the divisional strategy are primarily based around our ability to manage the balance between risk and return at each stage of the economic cycle. In the current highly competitive corporate market there is pressure on margins in many segments. Whilst credit conditions are currently favourable, in an adverse credit or competitive cycle our ability to maintain current levels of returns to shareholders may be adversely affected.

To mitigate, we retain an appropriate risk appetite focusing on protecting returns rather than chasing market share. We are currently pursuing a strategy of selective lending, choosing the appropriate balance between sell downs and retention activity. Our market understanding, asset quality, sound customer and partner base, proven track record and enhanced sector intelligence (which is being enhanced through our asset class management strategy) are all designed to manage the balance between risk and return.

Commentators are now predicting a soft landing for the UK economy and a return to trend growth in the medium term. The UK equity markets are benefiting from earnings growth following cost control and improved margins in UK companies. However, given the tightening credit cycle, our approach will continue to centre on 'quality first' and being highly selective on which investment opportunities to pursue.

Our presence in England & Wales continues to grow and we remain focused on improving performance in our chosen asset classes in that market. Our renewed and invigorated approach to the SME market in England & Wales will drive strong value creation as we capture an increased share of this attractive profit pool. We will seek to leverage our existing strengths and relationships in areas such as specialist financing, ultimately extending these to full banking relationships, and also attract new client segments through the development of a distinctive core banking offer.

Through our asset class management strategy we will further sharpen our focus on our core markets to enhance our depth of knowledge and experience. By concentrating our attention on markets where we have expertise, we will continue to develop long term relationships with our chosen customers.

Combining these initiatives with our willingness to "look at things differently", we are confident of driving sustained shareholder value creation and significant profit growth in 2007 and beyond.



Women in Business
The team won Outstanding Achievement for Women's Enterprise award, INNOVATOR category, at the 2006 Prowess national conference.

Insurance & Investment

is one of the UK's largest providers of insurance and investment products, offering multi-brand life, pensions, mutual funds and general insurance products.

Our Brands

HALIFAX
Always giving you extra

CLERICAL MEDICAL

ST. JAMES'S PLACE plc

FIRST ALTERNATIVE

St Andrew's GROUP

esure.com

BANK OF SCOTLAND INVESTMENT SERVICE

BANK OF SCOTLAND ANNUITY SERVICE



Jo Dawson
Chief Executive, Insurance & Investment

- Growing the UK franchise
- Targeted international growth
- Cost leadership
- Colleague development
- Capital discipline



we are

Insurance & Investment is one of the UK's largest providers of investment products, offering multi-brand life, pensions, mutual funds and general insurance products.

Multi-channel, multi-brand

Insurance & Investment manufactures and distributes a range of life, pensions, investment and general insurance products. The division uses its multi-channel, multi-brand operating model to maximise both distribution reach and product and pricing flexibility. Whilst low cost access to the large HBOS Retail customer base is a core strength, the division also enjoys strong 3rd party distribution relationships with partners and intermediaries.

Personal Lines Insurance

Our General Insurance business focuses on Household, Repayment and Motor Insurance. The Retail branch network is our core distribution channel for Household Insurance. However, increasingly sales are being made through partners and intermediaries and direct to customers via e-commerce and telephone channels. Our Repayment Insurance products are distributed through the Retail branch network and a number of large 3rd party relationships.

Motor Insurance

The esure and First Alternative joint ventures underwrite all of the Group's Motor Insurance under the esure, First Alternative, Sheilas' Wheels, Halifax and Sainsbury's Bank brands. Distribution is largely through esure's direct channels as well as in Sainsbury's supermarkets and via our Retail branch network.

Investment Business

Our Investment businesses focus on manufacturing and distributing investment funds, bonds and pension products. This business mix covers over 80% of the UK life, pensions and investment market. We have chosen not to actively market annuities given the longevity risk and capital requirements of these products - instead offering our customers access to products from other providers via an in-house independent annuity service.

Distinct distribution channels

Our Investment businesses have three distinct distribution channels: Bancassurance, Intermediary and Wealth Management. In Bancassurance, Halifax branded business is distributed principally through branch-based personal financial advisers with high net worth business sold under the Bank of Scotland Investment Service ('BOSIS') brand. In Intermediary, we distribute Clerical Medical branded products and, in Wealth Management, we own a 60% stake in St James's Place ('SJP'), a leading player in the wealth management market.



Strategy

Our strategy is to be the UK's leading insurance and investment group using our multi-channel, multi-brand operating model and accessing the significant HBOS customer base to grow profitable market share.

Indicators

Our Key Performance Indicators help us to measure our progress against each element of our strategy.

Growing market share of personal lines insurance

There are significant opportunities through the Group's Retail network, through intermediaries and our joint venture with esure to grow market share in Household, Motor and Repayment Insurance. In particular, we will use HBOS's market leading position in mortgages to grow market share of Household Insurance.

% of Group Mortgage customers who have our Household Insurance

2006	13%
2005	14%

General Insurance sales (Gross Written Premiums £m)

2006	£1,894m
2005	£1,977m

Growing market share of investment products

As part of the UK's largest liquid savings provider, our Investment Business is well placed to benefit from higher savings ratios, supporting demographics and increasing recognition by individuals that they will need to save for their retirement themselves.

Market share of Investment Sales (APE) and AUM

Sales

2006	9%
2005	10%

Assets under Management

2006	5%
2005	5%

Investment Business sales (APE £m)

2006	£1,817m
2005	£1,473m

Driving customer satisfaction

Service is central to our growth ambitions, driving both new sales and improved retention. We are investing in technology to maximise efficiency and to further enhance service standards. For example in General Insurance, responding quickly when customers call to register a claim on their household insurance allows us to provide our customers with peace of mind.

Telephony answer rates (%) (Household Insurance claims)

2006	97%
2005	97%

Intermediary customer service Financial Adviser Award

2006	☆☆☆
2005	☆☆

Telephony answer rate is defined as calls answered as a % of calls answered plus calls abandoned after 30 seconds.

Cost leadership

We seek to maximise efficiency in our new business processing, existing business administration, claims handling and customer service, with investment in supporting technology and process improvements.

Underlying 'Jaws' measure

2006	6%
2005	0%

Jaws is defined as the difference between the rate of growth in underlying net operating income and underlying operating expenses.



£581m

Underlying profit before tax up 19%

Our strategy is to be the UK's leading insurance and investment group. We have ambitions to grow our market share in all sectors in which we operate, but our emphasis is on profitable growth. Our strategy is based off the core strengths of our existing multi-channel, multi-brand operating model, leveraging the strength of the Group's brands and our access to the significant HBOS customer base, but also further extending our presence in 3rd party channels.

Key objectives in support of this strategy include:

Growing our market share of personal lines insurance
Leveraging our market-leading position in mortgages, we are targeting growth in Household Insurance, through the development of our product propositions and brand offerings. There are significant growth opportunities through the Group's Retail network but also through intermediaries and we will leverage the Group's strengths and expertise in both channels with the objective of profitably growing our existing 7% market share. We will utilise the strength of the esure and Sheilas' Wheels brands to grow our Motor Insurance business when the pricing cycle turns. We will maintain a leading position in the repayment insurance market, continuing to enhance our customer offering to support growth in both 1st and 3rd party channels.

Delivering value generating growth in Life, Pensions and Investments ('LP&I') market
We will continue to develop our market-leading Bancassurance business, offering our customers simple, value for money products, while investing in adviser recruitment, branch space and technology to drive further capacity and productivity improvements. In the Intermediary channel, where returns are less strong, our focus is on optimising the value generated by selecting the product areas and intermediary segments which offer the most attractive returns. SJP will continue to target growth through its unique business model in the growing wealth management market, with a dual focus on improving productivity and on recruiting top quality partners.

Driving customer satisfaction and retention through the delivery of service excellence
Service excellence will continue to be critical to our business model. We are investing in technology to maximise process efficiency, with an increasing emphasis on straight through electronic processing to reduce rework and errors. We will continue our focus on the recruitment, training and retention of quality colleagues who will provide service excellence and drive advocacy of our products.

Maintaining rigorous cost control disciplines
Cost efficient growth is at the heart of our strategy. We will seek to maximise efficiency in our new business processing, existing business administration, claims handling and customer service, whilst investing in growing the business with supporting technology and process improvements.

Our performance in 2006

Underlying profit before tax in Insurance & Investment increased by 19% to £581m (2005 £489m) with General Insurance profit increasing by 20% to £304m (2005 £254m) and Investment profit increasing by 18% to £277m (2005 £235m). Investment profit on the Full Embedded Value basis (described in the supplementary EV information on pages 20 to 24) increased by 30% to £539m (2005 £414m).

General Insurance sales, as measured by Gross Written Premium ('GWP'), decreased by 4% to £1,894m (2005 £1,977m) reflecting a strong performance in Household Insurance (up 11%) offset by lower sales in Repayment Insurance (down 10%) and Motor Insurance (down 9%).

Investment sales, as measured by Annual Premium Equivalent ('APE'), increased by 23% to £1,817m (2005 £1,473m) with strong growth in all three channels: Bancassurance up 12%, Intermediary up 28% and Wealth Management up 58%.

Our continued focus on cost efficiency resulted in underlying operating expenses increasing by only 2% whilst underlying non-interest income increased by 8%.

Insurance & Investment


Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

5 Star Rating
We maintained a Defaqto five star rating on our Household, Travel and Pet products for the 4th year running.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	(93)	(95)
Non-interest income	10,773	12,948
Fees and commission income	119	153
Fees and commission expense	(784)	(804)
Net earned premiums on insurance contracts	5,161	4,467
Change in value of in-force long term assurance business	179	337
Investment and other operating income	6,098	8,795
Net operating income	10,680	12,853
Operating expenses	(10,062)	(12,330)
Staff	(359)	(327)
Accommodation, repairs and maintenance	(20)	(18)
Technology	(34)	(34)
Marketing and communication	(39)	(34)
Depreciation:		
Property and equipment and intangible assets	(51)	(47)
Other	(219)	(250)
Sub total	(722)	(710)
Recharges:		
Technology	(45)	(45)
Accommodation	(35)	(31)
Other shared services	(18)	(16)
Underlying operating expenses	(820)	(802)
Change in investment contract liabilities	(2,898)	(5,198)
Net claims incurred on insurance contracts	(2,215)	(1,892)
Net change in insurance contract liabilities	(3,560)	(4,069)
Change in unallocated surplus	(569)	(369)
Operating profit	618	523
Share of losses of associates and jointly controlled entities	(37)	(34)
Underlying profit before tax	581	489

In a highly competitive market, underlying profit before tax in General Insurance increased by 20% to £304m (2005 £254m) reflecting our continued focus on retention alongside strong underwriting performance. GWP fell by 4% to £1,894m (2005 £1,977m). Notwithstanding strong price competition, Household Insurance sales grew by 11% although Repayment Insurance was down 10%, reflecting reduced unsecured personal lending volumes. In Motor, sales were down 9% in a highly competitive market which has yet to see a sustained increase in prices that would warrant the pursuit of faster sales growth.

Underlying non-interest income increased by 14% to £450m (2005 £396m). Underlying operating expenses increased by 3% to £136m (2005 £132m).

Income Statement

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	27	24
Non-interest income	848	795
Fees and commission income	16	30
Fees and commission expense	(546)	(588)
Net earned premiums on insurance contracts	1,315	1,226
Change in value of in-force long term assurance business	(5)	54
Investment and other operating income	68	73
Net operating income	875	819
Operating expenses	(534)	(531)
Underlying operating expenses	(136)	(132)
Net claims incurred on insurance contracts	(352)	(354)
Net change in insurance contract liabilities	(46)	(45)
Operating profit	341	288
Share of losses of associates and jointly controlled entities	(37)	(34)
Underlying profit before tax	304	254

	Gross Written Premiums Year ended 31.12.2006 £m	Year ended 31.12.2005* £m
Household	618	557
Repayment:		
1st party	528	565
3rd party	420	483
Motor	298	327
Other	30	45
Total	1,894	1,977

* 2005 GWP re-analysed to reflect a revised allocation of 'other' insurances to the Household caption.

Household Insurance

Notwithstanding strong price competition at this stage in the cycle, sales of Household Insurance increased by 11% to £618m GWP (2005 £557m). Policy numbers increased by 10% to 3.2m (2005 2.9m), 53% of new policy sales being generated from Group distribution channels and the balance through 3rd party distributors.

Going forward, we will further leverage the Group's market leading mortgage position and distribution strengths to drive further profitable growth. Sales through the Retail branch network in 2006 increased by 9% to £139m (2005 £127m) and internet sales increased by 39% to £25m (2005 £18m). Following the sale of the Paymentshield intermediary business in November 2006, we terminated the underwriting agreement with Paymentshield. This agreement contributed £92m of GWP in 2006, and consequently we expect sales through 3rd party channels will reduce in 2007.

The quality of our Household Insurance products and service was reinforced by the recent confirmation of our 5 Star Defaqto rating for the fourth consecutive year.

Underwriting performance in Household Insurance has been good, underpinned by continuing benign weather conditions in 2006 but also reflecting our continued investment in claims management. This has contributed to an exceptionally good Household Insurance loss ratio of 45% (2005 49%).

Recognisable Brands
Sheilas' Wheels is one of the fastest growing car insurance brands ever and the most recognised UK insurer for female drivers.

esure
In 2006, esure became one of the first UK insurers to help develop BSI repair standards within its repair network.


esure.com

Repayment Insurance
Sales of Repayment Insurance fell by 10% to £948m GWP (2005 £1,048m) primarily as a result of lower unsecured personal lending volumes, with sales to Group customers down by 7% to £528m (2005 £565m). Whilst volumes of unsecured personal loan and credit card Repayment Insurance have fallen, sales of mortgage Repayment Insurance increased by 4% to £95m (2005 £91m).

Our claims management service continues to receive excellent results in industry-wide surveys whilst also delivering tight control of overall claims costs. This excellent customer service provides an important competitive advantage in attracting and retaining 3rd party business.

On 7 February, the OFT announced their decision to refer Repayment Insurance (otherwise known as Payment Protection Insurance) to the Competition Commission ('CC'). The CC has now commenced an investigation of the repayment insurance market, which will take at least a year but no more than two years to complete. Whilst the OFT recognised that Repayment Insurance provides worthwhile cover and peace of mind for many customers, they cited a number of market features which could, in their opinion, reduce competition and lead to poor value for money. We will participate fully with the CC investigation and in doing so we will seek to lead the market in any market or product developments to the benefit of customers and shareholders alike.

In addition, the FSA announced in January 2007 that it would be undertaking a further thematic review of the repayment insurance industry. We will continue to work with the FSA to ensure that our claims management and sales processes address the needs of our customers.

Motor Insurance
Sales of Motor Insurance decreased by 9% to £298m GWP (2005 £327m). Highly competitive conditions have severely restricted scope for premium rate increases in the market for most of 2006, reducing the extent to which customers 'shop around' for a better price. This has limited the opportunities for us to grow market share.

Consistent with our focus on long term shareholder value, we have concentrated on retaining existing customers, maintaining underwriting disciplines and maximising operational efficiency to protect profitability. We expect the planned transfer of First Alternative's book of business to esure to gain the appropriate regulatory and legal approvals in the first half of 2007, resulting in significant capital efficiency gains.

In the light of increasing claims inflation and low investment returns, current market pricing is, in our view, not sustainable and we therefore expect to see premium rate rises across the industry in 2007. This will stimulate increased switching activity and the opportunities for renewed sales growth. In the meantime, we will continue to innovate through brand and product differentiation as a means of generating new sales. The Sheilas' Wheels brand, targeted at female drivers, is a clear example of success in this area with sales volumes far exceeding our initial expectations.

Investment Business
Financial Performance
Underlying profit before tax in the Investment Business increased by 18% to £277m (2005 £235m). Underlying non-interest income increased by 6% whilst underlying operating expenses increased by 2%.

	31.12.2006 £m	31.12.2005 £m
Net interest income	**(120)**	(119)
Non-interest income	**9,925**	12,153
Fees and commission income	**103**	123
Fees and commission expense	**(238)**	(216)
Net earned premiums on insurance contracts	**3,846**	3,241
Change in value of in-force long term assurance business	**184**	283
Investment and other operating income	**6,030**	8,722
Net operating income	**9,805**	12,034
Operating expenses	**(9,528)**	(11,799)
Underlying operating expenses	**(684)**	(670)
Change in investment contract liabilities	**(2,898)**	(5,198)
Net claims incurred on insurance contracts	**(1,863)**	(1,538)
Net change in insurance contract liabilities	**(3,514)**	(4,024)
Change in unallocated surplus	**(569)**	(369)
Underlying profit before tax	**277**	235

The above income statement includes a number of items which relate solely to policyholder payments and benefits. When these are netted off against each other, the income statement can be simplified as follows:

Simplified Income Statement

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	**(120)**	(119)
Underlying non-interest income	**1,081**	1,024
Underlying net operating income	**961**	905
Underlying operating expenses	**(684)**	(670)
Underlying profit before tax	**277**	235

Insurance & Investment continued

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline



CM 1824 CLERICAL MEDICAL

Clerical Medical launched...
...a Discounted Gift & Income plan in November, providing an estate planning solution for inheritance tax purposes.

Under IFRS, insurance contracts (i.e. investment business which carries significant insurance risk as well as 'with-profit' contracts) are accounted for on an embedded value ('EV') basis, whereas investment contracts (i.e. investment business which does not carry significant insurance risk) are accounted for under IAS 39. Consequently, on an IFRS basis the income statement incorporates two very different profit recognition patterns depending on the nature of the contract. The table below sets out the contribution from each type of contract.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Contribution from insurance contracts*	**485**	491
Contribution from investment contracts*	**50**	(2)
Development expenditure	**(67)**	(80)
Overheads associated with development activity*	**(56)**	(45)
Other income and costs	**(7)**	(11)
Debt financing cost **	**(128)**	(118)
Underlying profit before tax	**277**	235

* The figures for 2005 have been re-analysed to reflect changes to the overhead allocation methodology.
**Debt financing cost includes the interest cost of subordinated debt finance previously included within the contribution from insurance contracts.

Insurance Contracts (accounted for on an EV basis)
The contribution from insurance contracts decreased by 1% in 2006 to £485m (2005 £491m) as a result of lower actual vs expected experience on existing business.

The contribution from new business increased by 23% to £216m (2005 £176m) reflecting continued growth in sales of insurance contracts (up 18%), with bonds sold in our Bancassurance channel making an important contribution. The expected contribution from existing business increased by 5% to £140m (2005 £133m) as a result of the growth of the in-force book. Actual vs expected experience was lower at £16m (2005 £77m) reflecting a strong 2005 comparative.

	£m	£m
Contribution from existing business:		
Expected contribution	**140**	133
Actual vs expected experience*	**16**	77
	156	210
Contribution from new business	**216**	176
Investment earnings on net assets using long term assumptions	**113**	105
Contribution from insurance contracts*	**485**	491

* The figures for 2005 have been re-analysed to reflect changes to the overhead allocation methodology.

Investment Contracts (accounted for on an IAS 39 basis)
Under IAS 39, profit recognition on investment contracts is deferred to later years with a loss typically recorded in the year of sale. Continued growth in investment contract sales (up 25%) increased this new business strain in 2006. However, strong growth in the contribution from existing business, which grew 35% to £279m (2005 £206m), as our in-force book increased in size and asset values rose, resulted in investment contracts making an overall net positive contribution of £50m (2005 £(2)m) to underlying profit despite the strong sales growth.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Contribution from existing business*	**279**	206
Contribution from new business*	**(229)**	(208)
Contribution from investment contracts*	**50**	(2)

*The figures for 2005 have been re-analysed to reflect changes to the overhead allocation methodology.

Total liabilities for investment contracts (which provide an indication of the funds under management) amounted to £37.3bn at the end of 2006 (2005 £29.3bn).

Full EV Basis Supplementary Information

To assist in the understanding of the underlying performance and value generation of the Investment Business, supplementary information is set out on pages 20 to 24, providing income statement and balance sheet information for our UK Investment Business on a consistent EV accounting basis for both insurance and investment contracts. We refer to this basis as the 'Full EV' basis.

New Business Profitability
With the publication of the Full EV basis supplementary information (set out on pages 20 to 24) and with the industry-wide demise of the Achieved Profits basis previously used to report the new business profitability of our Investment Business, new business profitability will, from now onwards, be reported by reference to the Full EV basis.

This results in new business profitability for 2005 which is 2% of APE lower than previously reported because the Full EV basis allocates a higher proportion of overhead expenses to new business.

New business profitability by channel and product type on the Full EV basis is set out below.

New Business Profitability (Full EV basis)

	Year ended 31.12.2006 % APE	Year ended 31.12.2005 % APE
Bancassurance	**33**	29
Intermediary	**10**	8
Wealth Management	**36**	37
Total	**27**	24
Life & Pensions	**26**	26
Mutual Funds	**29**	20
Total	**27**	24

New business profitability increased strongly in 2006 to 27% (2005 24%) reflecting our continued focus on value creation. In Wealth Management, profitability remains strong at 36% (2005 37%), with the decrease in margin being due to higher sales of pensions

One million plus customers
In Bancassurance, we achieved £937m new business APE, with customer numbers breaking through the 1 million barrier.



HALIFAX
Always giving you extra

Strong performance from SJP
St. James's Place funds under management now top £15bn. In an average of managed pension funds, we were ranked top quartile across all periods from three months to ten years.

business post Pensions 'A-Day'. Our Bancassurance channel continues to deliver strong margins through the efficiency of our model and the productivity of our sales forces, and margins in this channel increased to 33% (2005 29%). There has also been an increase in profitability in the Intermediary channel to 10% (2005 8%) reflecting reducing unit costs and increased average policy sizes.

Overall Life & Pensions margins remained strong at 26%. The increase in Mutual Funds profitability largely reflects efficiencies from increased scale, larger case sizes and changes in the mix of funds.

Operational Performance
Investment sales increased by 23% to £1,817m APE (2005 £1,473m) reflecting strong growth across all three distribution channels with Bancassurance up 12%, Intermediary up 28% and Wealth Management up 58%.

Bancassurance
Sales through the Bancassurance channel increased by 12% to £937m APE (2005 £838m). Although sales growth was slower than other channels, the profitability and persistency of this business is strong. With over one million customers, we continue to reinforce our position as the clear number one bancassurer in the UK with simple value for money 'no load' products provided alongside full financial advice, offering our customers a compelling proposition.

We believe that our Bancassurance sales forces remain the most productive in the market with approximately £620,000 APE per active adviser in our branches (2005 £590,000) and £850,000 APE (2005 £700,000) per client manager in the Bank of Scotland Investment Service ('BOSIS') high net worth sales force.

Additional new business growth through our branch based Personal Financial Advisers ('PFAs') has come, in part, from the expansion of our Retail branch network. The opening of further branches across the South East of England, together with the benefits from branch regeneration activity, will help to drive future growth. BOSIS is becoming an increasingly important source of new business. Sales through this channel increased by 26% to £211m APE (2005 £168m). In an environment of increasing personal wealth, we expect this channel to be an important driver of future growth.

Intermediary
Intermediary sales increased by 28% to £531m APE (2005 £414m). Impressive growth was again seen in our offshore proposition (up 104%) through our Global Investor Product, and also in our pensions products. Our full pension product range has been successfully transitioned to the simplified regime introduced after Pensions 'A-Day' and we continue to benefit from our well regarded technical support to IFAs and other intermediary partners under the Clerical Medical brand.

Continued strong growth in volumes is helping to drive down unit costs and this, together with changes in business mix, has improved new business margins. We will continue our selective approach to this channel, focusing on individual pensions and investment business, where we are able to leverage the strengths of the HBOS Group to generate stronger returns, in preference to Group Pensions business where margins are thin and the future of the market is uncertain given the planned introduction of personal pension accounts, as proposed by the Government in its pensions White Paper of December 2006.

In keeping with competitors, we have also put in place specific initiatives to help reduce the relatively high level of lapses experienced in the Intermediary channel in 2006. This will include special reinvestment offers for customers switching out of the with-profit fund.

Investment Sales*

	Year ended 31.12.2006 Single £m	Year ended 31.12.2006 Annual £m	Year ended 31.12.2006 Total £m	Year ended 31.12.2006 Total APE £m	Year ended 31.12.2005 Single £m	Year ended 31.12.2005 Annual £m	Year ended 31.12.2005 Total £m	Year ended 31.12.2005 Total APE £m
Investment Bonds	6,645	23	6,668	688	5,767	12	5,779	589
Individual Pensions	2,293	243	2,536	472	1,607	160	1,767	321
Group Pensions	84	115	199	123	51	70	121	75
Annuities	292		292	29	242		242	24
Protection		40	40	40		55	55	55
Mutual Funds	1,790	286	2,076	465	1,665	243	1,908	409
Total	11,104	707	11,811	1,817	9,332	540	9,872	1,473
Bancassurance	5,482	389	5,871	937	5,130	325	5,455	838
Intermediary	3,035	228	3,263	531	2,591	155	2,746	414
Wealth Management	2,587	90	2,677	349	1,611	60	1,671	221
Total	11,104	707	11,811	1,817	9,332	540	9,872	1,473
Insurance Contracts**	3,776	85	3,861	462	3,096	81	3,177	390
Investment Contracts	7,328	622	7,950	1,355	6,236	459	6,695	1,083
Total	11,104	707	11,811	1,817	9,332	540	9,872	1,473

* APE is calculated as annual premiums plus 10% of single premiums.
** Accounted for on an EV basis under IFRS reporting.

Insurance & Investment continued



Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

ISA sales
A strong tax year end campaign saw sales of our ISAs growing by 39%.

Wealth Management
Sales at St. James's Place ('SJP') increased by 58% to £349m APE (2005 £221m) in yet another year of strong performance. Sales of investment bonds continued to be strong whilst at the same time significant growth in pensions business was generated from the Pensions 'A-Day' changes. Fund performance and business retention have been excellent, with funds under management up 25% to £15.4bn (2005 £12.3bn). Partner numbers now stand at 1,157.

Movement in assets under management
At a time when there is a considerable amount of business replacement activity across the industry, particularly in the Intermediary channel following Pensions 'A-Day', the following table is designed to assist in understanding net flows of investment business (i.e. premiums received less the outflow of funds from surrendered or matured policies) in addition to sales growth and investment returns.

	Year ended 31.12.2006 £bn	Year ended 31.12.2005 £bn
Opening assets under management	**68.1**	57.4
Premiums (new and existing business)	**12.2**	10.9
Maturities & claims	**(2.4)**	(2.7)
Lapses (i.e. surrenders and repurchases)	**(7.4)**	(5.6)
Net inflow of business	**2.4**	2.6
Investment return (net of charges)	**5.6**	8.1
Increase in assets under management	**8.0**	10.7
Closing assets under management	**76.1**	68.1
Lapse rate (i.e. lapses as % of average assets)	**10%**	9%

Assets under management increased by £8.0bn (up 12%) to £76.1bn with premiums from new and existing business increasing by 12%. Lapses, however, also increased, primarily in the Intermediary channel as a result of replacement activity associated with Pensions 'A-Day' and higher lapses on with-profit bonds. Net inflows were £2.4bn (2005 £2.6bn) and investment returns (net of charges) were £5.6bn (2005 £8.1bn).

Uncertainties

The risks and uncertainties we face in pursuing our strategy include competitive pressures, regulatory change and the performance of the investment markets. Greater competition in the markets in which we operate is being driven by market consolidation, technological development and consumer demand. Our scale, powerful distribution and efficiency all provide us with a critical competitive advantage and ensure we are well placed to succeed in this environment.

Changes in regulation and legislation are an ongoing feature of the insurance and investment industries. We have responded positively to changes in recent years (e.g. Pensions 'A-Day') and will continue to take opportunities to turn regulatory change to our competitive advantage, where possible. The most immediate and significant regulatory issue facing our business at present is the potential Competition Commission investigation of the repayment insurance market which may, ultimately, impact profitability across the industry. However, as a manufacturer and distributor of the products we are well placed to deal with any resultant changes. We are continually reviewing and enhancing our processes and our proposition to ensure that our Repayment Insurance products remain a valued product for our customers.

The performance of the investment markets (equities, property and gilts) has a direct impact on our financial position and performance and can affect investor confidence. We seek to mitigate this risk through diversification of our portfolio. Further, our multi-channel operating model enhances our opportunities for growth even in difficult market conditions. Importantly, our Bancassurance channel is less affected by market performance than other channels, as evidenced by strong growth during the bear markets at the start of the decade.

In General Insurance, adverse weather conditions, particularly flooding and storms, could lead to a significant rise in Household Insurance claims costs and hence reduced profitability. Similarly a significant adverse change in economic conditions could lead to increased claims for our Repayment Insurance business. A comprehensive reinsurance programme is in place to limit our potential exposure to major weather events whilst robust underwriting and risk based pricing remains a key part of our business model.

Prospects

Our objective for Insurance & Investment remains unchanged, namely to be the UK's leading insurance and investment group. Our long term ambition is to grow market share in all the sectors in which we operate but in doing so our emphasis will continue to be on profitable growth. Our strategy is based on the core strengths of our existing multi-channel, multi-brand operating model, leveraging the strength of the Group's brands and customer base, but also further extending our presence in 3rd party channels.

In General Insurance, whilst short term sales growth has been tempered by slower unsecured lending growth and competitive conditions in the motor market, we believe that the medium term prospects for our combined personal lines businesses continue to be strong subject to some regulatory uncertainty until the Competition Commission enquiry reports. In particular, in 2007 we will leverage our market leading position in Mortgages to target further growth in Household Insurance, through the development of our product propositions and brand offerings, and we will utilise the strength of the esure and Sheilas' Wheels brands to grow our Motor Insurance business when the pricing cycle turns.

In Investment, demographic trends and increasing wealth point to significant long term growth potential. Our multi-brand, multi-channel operating model continues to deliver strong net growth and represents a clear source of competitive advantage. This will remain at the core of our strategy as we continue to grow market share on profitable terms and consolidate our position as the number one investment business in the UK.



CM 1824 CLERICAL MEDICAL

Wealth Management
In 2006, St. James's Place had its best ever year, increasing new single premium business by £1bn to £2.6bn.

Clerical Medical award
Clerical Medical was awarded Pension Provider of the Year at the Bankhall Awards.

ST. JAMES'S PLACE plc

International's
multi-brand strategy focuses on clearly defined locations – Australia, Ireland and Europe & North America – where we have established expertise and operations.

Our Brands

BankWest
Capital Finance
Clerical Medical
CMH Vertriebs Service
Bank of Scotland Ireland
Halifax – Always giving you extra
BOS International
St Andrew's Australia
Heidelberger Leben
Halifax – Banco Halifax Hispania
Bank of Scotland The Netherlands

Colin Matthew
Chief Executive, International

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline



we are

International's multi-brand strategy focuses on clearly defined locations – Australia, Ireland and Europe & North America – where we have established expertise and operations.

Distinct businesses

International comprises three distinct businesses. HBOS Australia provides retail, corporate, insurance and investment products. In Ireland, Bank of Scotland (Ireland) focuses on providing banking solutions to business banking customers and is committed to becoming a full service retail bank in 2007. Europe & North America combines the Group's corporate, retail and investment businesses in those areas.

Australia

In Australia, our Retail and Commercial businesses operate under the BankWest brand with strong presence in Western Australia and a growing presence nationally. Our Insurance & Investment businesses operate under the St Andrew's brand and our Corporate Banking business, based in Sydney, operates under the BOS International brand providing, principally, M&A finance, real estate lending and infrastructure/project finance. Asset Finance operates under the Capital Finance brand.

Ireland

In Ireland, we are established in the business banking and intermediary markets operating under Bank of Scotland (Ireland)'s ('BOSI') brand. In our move to become a full service Bank by mid 2007 we are finalising the development of a nationwide branch network that will support the delivery of a full range of retail banking products. Using the Halifax name, we offer simple, value for money products aimed at overcoming customer inertia and creating clear differentiation from competitor offerings.

Europe & North America ('ENA')

In ENA, the corporate business in Continental Europe targets sectors of specialist expertise including private equity, real estate and project finance. Corporate North America focuses on sectors in which we have experience including oil and gas, gaming and real estate. Our retail activities consist of Banco Halifax Hispania ('BHH'), our expanding branch network in Spain and our online and intermediary mortgage business, BOS Netherlands ('BOSNL'). Our investment business provides life assurance and pensions, predominantly, to the German investment market through the Clerical Medical Europe and Heidelberger Leben brands.



Our Strategy

Internationally we target growth in our businesses by taking the strategy that has proven to be successful in the UK to other markets that fit our growth model. Our rate of asset growth and associated impairment experience is determined by the balance between the credit risks we take and the returns we achieve.

Key Performance Indicators

Our Key Performance Indicators help us to measure our progress against each element of our strategy.

Growing nationally across Australia

We have operated in Australia for over 10 years and over the past three years have expanded our Retail and Commercial banking capability nationally. We offer simple and aggressively priced products, supported by distinctive marketing to increase brand awareness and new business.

Loans and Advances to Customers


2006
£24.5bn
2005
£19.7bn

Impaired loans as a % of closing balances


2006
1.00%
2005
0.66%

Creating a full service bank in Ireland

The creation of a full service retail proposition and ongoing investment in our business banking operations are designed to make us the 4th largest full service bank in Ireland by 2009.

Loans and Advances to Customers


2006
£15.9bn
2005
£12.1bn

Impaired loans as a % of closing balances


2006
1.87%
2005
1.98%

Growing products and sector specialisms in Europe & North America

Across our businesses, we are expanding our interests and seeking to capture the synergies open to us by closer co-operation across geographical boundaries.

Loans and Advances to Customers


2006
£12.6bn
2005
£11.1bn

Impaired loans as a % of closing balances


2006
0.62%
2005
1.61%

Cost leadership

We recognise the importance of cost discipline and while planning to invest appropriately to take advantage of the growth opportunities in our International markets we will target operational efficiencies in our business as usual activities.

Cost:income ratio


2006
38.3%
2005
40.0%



£820m

Underlying profit before tax up 34%

Our strategy in Australia is to grow by offering a highly individual and differentiated selling proposition based on simple products, aggressive pricing, distinctive marketing and speed of service
We are determined to provide an alternative to established financial service providers. This is increasingly being recognised by Australian consumers. We will continue to increase national brand awareness of our strategic businesses: Retail, Commercial and Insurance & Investment, and deliver solid scalable value generating growth. Our niche businesses, Corporate Banking and Asset Finance, will continue to grow strongly in their selected markets and support our aim of becoming a significant national financial services provider.

Our strategy in Ireland is to achieve sustainable profit growth through the creation of a full service bank which will provide the platform for our Retail and Business propositions
Our primary strategic objective is to deliver sustainable profitable organic growth through the creation of a full service offering in the Irish marketplace. This strategy will position us as the 4th largest full service bank in Ireland by the end of 2009. We intend to deliver a nationwide network of Halifax retail branches distinguished by a unique approach to retail banking in Ireland. In tandem the delivery of the full service offering will, we believe, secure the platform and the opportunity to aggressively expand our business banking franchise.

Delivering value generating growth in Europe & North America through expanded infrastructure and through an expansion of our products and sector specialisms
ENA's primary strategic objective is to deliver sustainable profitable organic growth through co-ordinated and targeted investment and expanded activity across our specialist sectors. Our aim is to broaden the ENA footprint across our key geographies and sectors by investing in an expanded network while continuing to develop opportunities in new markets. This investment, combined with the recruitment of sector and product specialists and development of enhanced risk management techniques, will create a platform for organic growth across ENA.

To maintain a cost discipline while recognising the need to invest for growth
International recognises the importance of cost discipline in its businesses and while planning to invest appropriately to grow across the overseas businesses, the business as usual activities will be targeting operational efficiencies.

Our performance in 2006

Underlying profit before tax increased by 34% to £820m (2005 £610m), with all three businesses contributing to this growth. In Australia, strong growth in income came from market share gains and corporate lending. Ireland saw significant volume uplifts and higher profits notwithstanding the roll out costs of the retail branch network. Europe & North America benefited from strong growth across all of the businesses.

Lending increased by 24% to £53.0bn (2005 £42.9bn) and deposits increased by 32% to £18.3bn (2005 £13.9bn).

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	1,239	1,018
Non-interest income	929	503
Fees and commission income	237	206
Fees and commission expense	(191)	(176)
Net earned premiums on insurance contracts	488	187
Change in value of in-force long term assurance business	104	59
Operating lease rental income	36	32
Investment and other operating income	255	195
Net operating income	2,168	1,521
Operating expenses	(1,128)	(723)
Staff	(350)	(283)
Accommodation, repairs and maintenance	(43)	(39)
Technology	(33)	(19)
Marketing and communication	(45)	(35)
Depreciation:		
Property and equipment and intangible assets	(33)	(28)
Other	(139)	(124)
Sub total	(643)	(528)
Recharges:		
Technology	(1)	(1)
Accommodation	(1)	
Underlying operating expenses	(645)	(529)
Operating lease depreciation	(24)	(25)
Change in investment contract liabilities	(12)	109
Net claims incurred on insurance contracts	(113)	(127)
Net change in insurance contract liabilities	(334)	(151)
Impairment on investment securities	(2)	(6)
Operating profit before provisions	1,038	792
Impairment losses on loans and advances	(221)	(180)
Operating profit	817	612
Share of profits/(losses) of associates and jointly controlled entities	3	(2)
Underlying profit before tax	820	610
Net interest margin	2.49%	2.65%
Impairment losses as a % of average advances	0.46%	0.48%
Cost:income ratio	38.3%	40.0%

International



Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

	As at 31.12.2006	As at 31.12.2005
Loans and advances to customers	**£53.0bn**	£42.9bn
Impairment provisions on advances	**£272m**	£310m
Impairment provisions as a % of closing advances	**0.51%**	0.72%
Classification of advances*:	**%**	**%**
Agriculture, forestry and fishing	**1**	1
Energy	**2**	2
Manufacturing industry	**3**	3
Construction and property	**19**	18
Hotels, restaurants and wholesale and retail trade	**8**	8
Transport, storage and communication	**2**	1
Financial	**2**	3
Other services etc.	**5**	6
Individuals:		
Home mortgages	**27**	27
Other personal lending	**5**	6
Overseas residents	**26**	25
	100	100
Impaired loans	**£620m**	£549m
Impaired loans as a % of closing advances	**1.17%**	1.28%
Impairment provisions as a % of impaired loans	**44%**	56%
Risk weighted assets	**£47.1bn**	£38.7bn
Customer deposits	**£18.3bn**	£13.9bn

* Before impairment provisions.

The results of our International businesses are converted to sterling monthly at the average exchange rate for the month. The average exchange rates for the respective reporting periods were:

	Year ended 31.12.2006	Year ended 31.12.2005
£1 : Australian dollar	**2.45**	2.39
£1 : euro	**1.47**	1.46
£1 : US dollar	**1.84**	1.82

The closing exchange rates used in the conversion of the International balance sheets were:

	As at 31.12.2006	As at 31.12.2005
£1 : Australian dollar	**2.49**	2.35
£1 : euro	**1.49**	1.46
£1 : US dollar	**1.97**	1.72

Australia

Underlying profit before tax in HBOS Australia ('HBOSA') increased by 24% to £278m (2005 £224m) notwithstanding the considerable investment in people, technology and branches. Profit growth was achieved in all businesses by the delivery of strong growth in income, lending and market shares. Lending increased by 24% to £24.5bn (2005 £19.7bn) with deposits increasing by 28% to £11.5bn (2005 £9.0bn).

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	**501**	413
Non-interest income	**166**	143
Fees and commission income	**113**	99
Fees and commission expense	**(12)**	(6)
Net earned premiums on insurance contracts	**21**	16
Operating lease rental income	**9**	10
Other operating income	**35**	24
Net operating income	**667**	556
Operating expenses	**(331)**	(302)
Staff	**(171)**	(145)
Accommodation, repairs and maintenance	**(21)**	(18)
Technology	**(24)**	(12)
Marketing and communication	**(21)**	(22)
Depreciation:		
Property and equipment and intangible assets	**(16)**	(16)
Other	**(53)**	(65)
Underlying operating expenses	**(306)**	(278)
Operating lease depreciation	**(6)**	(7)
Change in investment contract liabilities	**(11)**	(11)
Net claims incurred on insurance contracts	**(2)**	(1)
Net change in insurance contract liabilities	**(6)**	(5)
Operating profit before provisions	**336**	254
Impairment losses on loans and advances	**(59)**	(33)
Operating profit	**277**	221
Share of profits of associates and jointly controlled entities	**1**	3
Underlying profit before tax	**278**	224
Net interest margin	**2.33%**	2.39%
Impairment losses as a % of average advances	**0.27%**	0.19%
Cost:income ratio	**47.7%**	52.3%



East Coast Expansion
In 2006, nine new Business Banking Centres were opened on the Australian Eastern Seaboard.

Operating Income and Margins

Underlying net operating income increased by 21% to £642m (2005 £532m) assisted by a 24% growth in lending.

Net interest income increased by 21% to £501m (2005 £413m). Increased asset and deposit growth was partially offset by a decline in margin. Since HBOSA launched its aggressively priced products, competition has intensified, reducing margins. The interest margin declined to 2.33% (2005 2.39%).

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	239
Lending margins	(6)
Net interest margin for the year ended 31 December 2006	**233**

Underlying non-interest income rose by 18% to £141m (2005 £119m) benefiting from growth in the Retail, Commercial and Corporate businesses, and the full year contribution of Insurance & Investment income following the purchase of RACV Financial Services in March 2005. This is reflected in the 14% increase in fee and commission income and the 31% increase in net earned premiums on insurance contracts.

Operating Expenses

Underlying operating expenses increased by 10% to £306m (2005 £278m). Our continuing investment in physical distribution (particularly business banking centres), brand recognition, customer facing staff, new products and back office infrastructure is designed to underpin our growth ambitions. Notwithstanding this, the cost:income ratio improved to 47.7% (2005 52.3%) as a result of the 20% growth in net operating income. As we continue to pursue our goal of providing an alternative to the existing established financial service providers, we will accelerate our investment spend during 2007, expanding our retail and business banking physical presence as well as investing further in our strategic business brands and support functions.

Credit Quality and Provisions

Impaired loans as a percentage of closing advances increased to 1.00% (2005 0.66%) primarily as a result of a small number of impaired corporate transactions on which the ultimate recovery rate is expected to be high. Provisions as a percentage of impaired loans fell to 46% (2005 62%). Impairment losses as a percentage of average advances rose to 0.27% (2005 0.19%).

Balance Sheet and Asset Quality Information

	As at 31.12.2006	As at 31.12.2005
Loans and advances to customers	**£24.5bn**	£19.7bn
Impairment provisions on advances	**£113m**	£80m
Impairment provisions as a % of closing advances	**0.46%**	0.41%
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**3**	2
Energy	**3**	4
Manufacturing industry	**3**	3
Construction and property	**24**	23
Hotels, restaurants and wholesale and retail trade	**9**	8
Transport, storage and communication	**2**	2
Financial	**3**	3
Other services etc.	**7**	8
Individuals:		
Home mortgages	**38**	42
Other personal lending	**6**	5
Overseas residents	**2**	
	100	100
Impaired loans	**£245m**	£130m
Impaired loans as a % of closing advances	**1.00%**	0.66%
Impairment provisions as a % of impaired loans	**46%**	62%
Risk weighted assets	**£21.0bn**	£16.4bn
Customer deposits	**£11.5bn**	£9.0bn

* Before impairment provisions.

The significant investment being made in the national expansion of our Australian operations is designed to support future profit growth in each of our Retail, Commercial and Insurance & Investment businesses. At the same time, further investments will support the growth of our Asset Finance and Corporate businesses in their specialist markets.

Lending and Deposit Growth

Lending grew by 24% to £24.5bn (2005 £19.7bn) with continued growth in the residential and commercial books. Customer deposits grew by 28% to £11.5bn (2005 £9.0bn) as a result of the continued success of Retail and Commercial deposit initiatives notwithstanding intense competition.

Retail Business

Our Retail business, operating under the BankWest brand, continued its push to build national market share with its 'Betterdeal' strategy and 'hero' product offerings. Lending increased by 16% to £8.6bn (2005 £7.4bn) and deposits increased by 17% to £4.9bn (2005 £4.2bn). Our share of the mortgage broker new loan market increased to 16% (2005 13%).

In 2006, BankWest achieved the biggest credit card market share percentage gain of all banks nationally. Growth was driven by the two market-leading products, the updated Lite MasterCard and the Zero MasterCard.

BankWest continues to be a market leader in deposits growth. The TeleNet direct deposit product grew strongly, passing £1bn in balances, and during the year a Kid's Bonus Saver, offering interest rates up to 10%, was launched with encouraging results. Transactional services available to East Coast customers were increased significantly by the rollout of more than 350 BankWest-branded ATMs in the first half of 2006 as the BankWest 7-Eleven partnership was implemented.

International continued

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline



Retail's success was recognised in Money magazine's Best of the Best for 2007 awards, with seven products judged as the 'Best of the Best' and a further six products in the top three of their respective categories.

Commercial Business
Our Business Bank, operating under the BankWest brand, continued to outgrow the market in 2006 and in the process became Australia's fastest growing participant. Lending increased by 46% to £7.0bn (2005 £4.8bn) and deposits increased by 38% to £6.6bn (2005 £4.8bn).

Deposits grew significantly, again outperforming the market, driven primarily by the contribution of Specialist Deposit Services and by the launch of Business Bonus and Business TeleNet products. Transactional banking facilities were upgraded as a result of improvements to our internet and trading platforms. Our physical distribution has also continued to expand, particularly on the East Coast, with nine Business Banking Centres opened in 2006.

During the year BankWest Business claimed two major awards in the 2006 Business Review Weekly ('BRW') Business Banking Awards. The BankWest Business TeleNet Saver won the Online Business Saving Account award and the BankWest Business Bonus Account won the Business Transaction Account category as voted by the independent consumer information provider InfoChoice. BankWest Business products also achieved top three positions in two other BRW award categories.

Corporate Business
Our Corporate business, operating under the BOS International brand, continued to grow with lending increasing by 28% to £5.1bn (2005 £4.0bn). We hold a leading position as an arranger of transactions across the leveraged and acquisition finance, property, project and infrastructure markets. BOS International is well placed to continue to take advantage of opportunities in the active mergers, acquisitions and resource sectors.

Asset Finance Business
Capital Finance, our Asset Finance business, performed well with lending increasing by 9% to £3.8bn (2005 £3.5bn). The business continues to grow market share organically and future growth is underpinned by a strong pipeline of quality lending approvals and the launch of new products. A motor finance and insurance placement service was launched during 2006 and has received outstanding dealer support demonstrating our commitment to the motor trade.

Insurance & Investment Business
Sales of insurance products as measured by Gross Written Premiums ('GWP') increased by 30% to £21.7m (2005 £16.7m), driven by the strong lending growth in Retail and an extension of relationships with corporate distribution partners. This growth includes a solid contribution from the life insurance products launched in 2005.

Our financial planning business benefited from the full year contribution of RACV Financial Services acquired in 2005 and additional recruitment during 2006 with commission income nearly doubling compared to the previous year. In January 2007, St Andrew's acquired the Queensland based financial planners, Whittaker Macnaught, which will boost funds under management and advice by £0.6bn.

Uncertainties

Risks and uncertainties faced in Australia in the execution of the HBOSA strategy include the economic conditions in Australia, competitor reaction, and our ability to attract and retain the talent necessary to continue our growth.

If economic growth slows considerably, market credit growth will fall short of expectations. However, the East Coast expansion strategy is based on building market share from a low base, and consequently it would take a significant and broad based economic downturn to cut markedly into asset growth. Nevertheless, credit quality could be adversely affected.

Inflation risks persist where the Reserve Bank of Australia ('RBA') may tighten monetary policy in 2007, which would constrain housing market loan growth and cause repayment difficulties for highly geared households.

We will maintain a dynamic approach to our strategy with a view to minimising the impact of any competitor reaction whilst ensuring that we are seen as the leader in our product and service proposition.

To ensure HBOSA is an employer of choice we have a People strategy which will support our business plans. The strategy includes creating an environment that attracts, retains and rewards high performance individuals and developing leaders who can transition through rapid change.

Best of the Best
Australia's Money magazine judged seven BankWest products as 'Best of the Best' and six were placed in the top 3 in their respective categories.


kWest

BankWest

New Perth Headquarters
Work is underway on BankWest's brand new 21-storey headquarters in Perth.

The Australian economy, with its strong fundamentals and employment prospects, continues to benefit from the growth in global demand for resources, providing a sound platform for our growth strategy. The market therefore continues to offer good opportunities, even though recent rate increases are expected to constrain the growth of the housing market and consumer credit in 2007.

Although a large part of our national expansion in Australia is focused on organic growth on the East Coast, the importance of the West Australian market remains a key part of our growth plans. HBOSA announced during the year a move to a new purpose-built Perth based BankWest head office in 2009, recognising the importance of Australia's fastest growing State to our long-term plans.

We will pursue our goal of becoming a significant national financial services provider by accelerating our current growth strategy and continuing to drive competition in the Australian market. At the same time, our focus on market leading products and services continues to be reflected in the strong growth of our customer base and in improved customer satisfaction. Through the expansion of our national physical presence, and the investment in the infrastructure and people to support it, we are well positioned to deliver further growth in shareholder value.

Ireland

Underlying profit before tax in Ireland increased by 43% to £149m (2005 £104m). This strong performance was achieved in a year of significant investment in our Retail proposition with the opening of 24 new branches and the re-branding of the Retail business to the Halifax brand.

Strong growth was recorded in all businesses. Our customer focused proposition, building on a healthy Irish economy enabled us to grow lending by 31% to £15.9bn (2005 £12.1bn) and customer deposits by 32% to £5.8bn (2005 £4.4bn). We were successful in increasing market share in both our core businesses, most notably capturing 8% (2005 7%) of net lending in the mortgage market. This was achieved with only a slight reduction in overall margins and with credit quality maintained.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	**268**	203
Non-interest income	**49**	39
Fees and commission income	**14**	15
Fees and commission expense		(3)
Operating lease rental income	**12**	13
Other operating income	**23**	14
Net operating income	**317**	242
Operating expenses	**(143)**	(108)
Staff	**(73)**	(55)
Accommodation, repairs and maintenance	**(9)**	(11)
Technology	**(3)**	(3)
Marketing and communication	**(15)**	(6)
Depreciation:		
Property and equipment and intangible assets	**(6)**	(5)
Other	**(27)**	(16)
Underlying operating expenses	**(133)**	(96)
Operating lease depreciation	**(10)**	(12)
Impairment on investment securities	**(2)**	(5)
Operating profit before provisions	**172**	129
Impairment losses on loans and advances	**(28)**	(21)
Operating profit	**144**	108
Share of profits/(losses) of associates and jointly controlled entities	**5**	(4)
Underlying profit before tax	**149**	104
Net interest margin	**1.73%**	1.77%
Impairment losses as a % of average advances	**0.20%**	0.20%
Cost:income ratio	**43.6%**	42.7%

Operating Income and Margins

Net operating income grew by 31% to £317m (2005 £242m). Net interest income grew by 32% to £268m (2005 £203m) reflecting lending growth of 31%, with a small contraction in margin due to a change in product mix.

International continued



Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline

BANK OF SCOTLAND Ireland

Retail branch roll out

Our branch expansion in Ireland continued throughout 2006 with 24 branches now open out of a target of 46.

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	177
Change in product mix	(2)
Retail	(2)
Net interest margin for the year ended 31 December 2006	**173**

Margins in business banking remained stable in the period, reflecting the quality of our customer proposition while mortgage margins were resilient despite our market leading pricing in this segment.

Non-interest income increased by 26% to £49m (2005 £39m). The increase was largely due to one off profits realised from our Venture Capital portfolio being further augmented by the profit from the disposal of a small number of properties.

Operating Expenses
Underlying operating expenses increased by 39% to £133m (2005 £96m) reflecting the continuing investment in both infrastructure and people as part of our Retail expansion. Notwithstanding this investment, the cost: income ratio increased only marginally to 43.6% (2005 42.7%).

Credit Quality and Provisions
Credit performance continued to be strong in the period with impaired loans as a percentage of closing advances decreasing to 1.87% (2005 1.98%).

	As at 31.12.2006	As at 31.12.2005
Loans and advances to customers	**£15.9bn**	£12.1bn
Impairment provisions on advances	**£113m**	£91m
Impairment provisions as a % of closing advances	**0.71%**	0.75%
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**1**	
Manufacturing industry	**4**	5
Construction and property	**27**	25
Hotels, restaurants and wholesale and retail trade	**13**	15
Transport, storage and communication	**2**	2
Financial	**2**	2
Other services etc.	**6**	8
Individuals:		
Home mortgages	**28**	25
Other personal lending	**6**	7
Overseas residents	**11**	11
	100	100
Impaired loans	**£297m**	£240m
Impaired loans as a % of closing advances	**1.87%**	1.98%
Impairment provisions as a % of impaired loans	**38%**	38%
Risk weighted assets	**£14.4bn**	£11.2bn
Customer deposits	**£5.8bn**	£4.4bn

* Before impairment provisions.

Operational Performance
Lending and Deposit Growth
Overall, lending grew by 31% to £15.9bn (2005 £12.1bn). Strong demand for our products was experienced across all businesses, with Business Banking lending up 30% and Retail up 35%. Deposits growth kept pace with lending growth, increasing by 32% to £5.8bn (2005 £4.4bn).

Business Banking

Our Business Banking operations had another excellent year with strong performance across all divisions (Property Banking, Business Banking and Regional Banking) in terms of both volumes and profit. Above market lending growth of 30% to £11.3bn (2005 £8.7bn) allowed us to further increase our market share in Business Banking and the pipeline remains strong at £2bn going into 2007.

Our Integrated and Acquisition Finance business is developing well with a number of deals completed in the second half of the year. The delivery of additional penetration through our branch network offers further opportunity to build on the franchise. We have established a dedicated development team which will leverage our expertise to maximise the growth potential in this new market.

Retail
Our Retail businesses (Intermediary Homeloans, Asset Finance and Retail branch network) have performed well in 2006 with lending growth of 35% to £4.6bn (2005 £3.4bn). Increases in interest rates have not materially affected mortgage volumes, margins or credit quality. Margin performance, in particular, remains strong despite the lead pricing positions we have taken in a number of market segments.

The roll out of the new Retail network has progressed through 2006 with approximately 400 new colleagues recruited and trained, and with 24 of the planned 46 branches and our Customer Service Centre in Dundalk now open for business. The remaining branch openings are planned to be completed by the end of 2007. The new Retail product suite has been well received by customers with our offering to be further enhanced through the delivery of a Personal Current Account during 2007. We have made significant progress in terms of customers with 44,000 new retail customers acquired over the last 12 months.


HALIFAX
Always giving you extra

Halifax re-branding
To better reflect our brand strategy, Retail was re-branded from Bank of Scotland (Ireland) to Halifax in November 2006.

Uncertainties

The key risks and uncertainties faced by Ireland are the ability of the Irish economy to sustain strong fundamentals in the face of increasing interest rates and the overall economic reliance on the property sector. A correction to house prices, if significant, would result in a contraction in the housing market, most likely resulting in a deterioration in consumer confidence and feeding a further contraction in consumer spending. To mitigate against the impacts of economic contraction, we are diversifying our business, broadening our product suite and are rolling out a full service retail bank. There are, however, a number of key challenges to the success of this Retail proposition. An immediate challenge is to complete the roll out of the branch network. We have already commenced the retail branch roll out with 24 branches now open. Customer reaction has been positive and we have secured over 44,000 new customers since the launch of the Retail network in January 2006. The success of our strategy will also depend on the competitor reaction of both incumbent banks and new entrants to the Irish market. We believe however, that increased competition in the market is to be welcomed, encouraging switching to the better value products and services that we offer.

The Irish economy continues to enjoy above average GDP growth and, more generally, the continued strength of the economic, political and fiscal conditions in Ireland makes this an attractive market in which we have the credentials to prosper.

In our goal to become a full service provider, we will ensure growth is suitably paced to maintain an appropriate balance between investment and profitability. To this end we will pursue a strategy of targeted organic growth across our key businesses. We will achieve this through the delivery of market leading products and enhanced distribution, supported by investment in people and infrastructure. The scale of the opportunity is substantial, the size of prize being highlighted by the positive customer reaction to our new Retail branch presence.

Europe & North America ('ENA')

Underlying profit before tax in ENA increased 39% to £393m (2005 £282m). Our Corporate businesses in both North America and Europe, together with our Investment business European Financial Services ('EFS'), all delivered strong earnings growth. Retail continued to grow its lending while expanding its branch network in Spain and facing into increasing competitive pressures in the mortgage market in the Netherlands.

On 7 December 2006, we sold our 64.5% financial investment in Drive Financial Services ('Drive'), a sub-prime auto finance receivables business based in Texas. Excluding Drive, which was consolidated as a subsidiary up to the date of disposal, underlying profit before tax increased by 41% to £303m (2005 £215m). The sale of Drive realised a gain on disposal of £180m which has been excluded from the Group's underlying results and consequently does not feature in the divisional income statement set out here.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	**470**	402
Non-interest income	**714**	321
Fees and commission income	**110**	92
Fees and commission expense	**(179)**	(167)
Net earned premiums on insurance contracts	**467**	171
Change in value of in-force long term assurance business	**104**	59
Operating lease rental income	**15**	9
Investment and other operating income	**197**	157
Net operating income	**1,184**	723
Operating expenses	**(654)**	(313)
Staff	**(106)**	(83)
Accommodation, repairs and maintenance	**(13)**	(10)
Technology	**(6)**	(4)
Marketing and communication	**(9)**	(7)
Depreciation:		
Property and equipment and intangible assets	**(11)**	(7)
Other	**(59)**	(43)
Sub total	**(204)**	(154)
Recharges:		
Technology	**(1)**	(1)
Accommodation	**(1)**	
Underlying operating expenses	**(206)**	(155)
Operating lease depreciation	**(8)**	(6)
Change in investment contract liabilities	**(1)**	120
Net claims incurred on insurance contracts	**(111)**	(126)
Net change in insurance contract liabilities	**(328)**	(146)
Impairment on investment securities		(1)
Operating profit before provisions	**530**	409
Impairment losses on loans and advances	**(134)**	(126)
Operating profit	**396**	283
Share of losses of associates and jointly controlled entities	**(3)**	(1)
Underlying profit before tax	**393**	282
Net interest margin	**3.70%**	4.09%
Impairment losses as a % of average advances	**1.13%**	1.26%
Cost:income ratio	**28.0%**	27.5%

International continued



HALIFAX
Always giving you extra

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

44,000 new Retail customers
Our Retail business in Ireland has acquired 44,000 new customers over the last 12 months.

The income statement includes a number of items which relate solely to policyholder payments and benefits in EFS. The ENA income statement can be simplified on an underlying basis as follows:

Simplified Income Statement

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	470	402
Underlying non-interest income	266	162
Underlying net operating income	**736**	564
Underlying operating expenses	**(206)**	(155)
Impairment losses on loans and advances	**(134)**	(126)
Share of losses of associates and jointly controlled entities	**(3)**	(1)
Underlying profit before tax	**393**	282

Operating Income and Margins
Net interest income increased by 17% to £470m (2005 £402m) driven by a combination of strong asset growth across all of our banking businesses and Drive's expansion into wider non-prime auto finance markets.

The reduction in net interest margin to 3.70% (2005 4.09%) reflects continued portfolio diversification within our Corporate businesses, a competitive Dutch mortgage market and the impact of the expansion of Drive's activities in the wider non-prime auto finance market. In our Corporate businesses, the current high level of liquidity and competition created dynamic markets with increasing new business opportunities but with associated margin pressure. Additionally, our continued focus on diversifying our portfolio risk across a broader mix of sectors is evidenced in our anticipated trend of lower margin. Excluding Drive, the net interest margin reduced to 1.90% (2005 2.27%).

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	409
Lending margin Corporate	(27)
Lending margin Retail	(6)
Lending margin Drive	(6)
Net interest margin for the year ended 31 December 2006	**370**

Underlying non-interest income increased by 64% to £266m (2005 £162m) which includes a full year's consolidation of Heidelberger Leben ('HLE') within EFS. On a like-for-like basis, underlying non-interest income increased by 53%. In our Corporate businesses, increased activity levels, early redemptions and selective investment realisations have generated strong fee and equity gains.

Operating Expenses
Underlying operating expenses increased by 33% to £206m (2005 £155m). This increase is partly due to the full year consolidation of HLE and the acquisition of controlling interests in our Premier Distributors in Germany and Italy. Excluding these items, underlying operating expenses grew by 23% reflecting continued investment in people and systems, and the impact of our network expansion programme which has seen the number of BHH branches increase from 14 to 19 and a new corporate office established in Stockholm in July. However, despite these investments, the cost:income ratio increased only modestly to 28.0% (2005 27.5%).

Credit Quality and Provisions
Overall credit quality continued to improve in 2006 with the level of impaired loans as a percentage of closing advances reducing to 0.62% (2005 1.61%) and impairment losses as a percentage of average advances decreasing to 1.13% (2005 1.26%). Impairment provisions as a percentage of impaired loans decreased to 59% (2005 78%).

Excluding Drive, the level of impaired loans as a percentage of closing advances reduced to 0.62% (2005 1.22%). Impairment losses were £14m (2005 £32m) and as a percentage of average advances improved to 0.13% (2005 0.35%). Impairment provisions as a percentage of impaired loans decreased to 59% (2005 68%).

In the Corporate businesses, excluding Drive, our diversified portfolio risk approach coupled with established and proactive risk management techniques across a broader mix of sectors resulted in a significant improvement in credit quality. Impaired loans as a percentage of closing advances improved to 0.87% in 2006 (2005 2.01%) while impairment losses as a percentage of average advances improved to 0.14% (2005 0.14%).

In Retail, credit quality also improved with impaired loans as a percentage of closing advances reducing to 0.34% (2005 0.40%) and impairment losses as a percentage of average advances improved at 0.12% (2005 0.14%).

Drive Financial Services
The table below shows the impact of Drive and its related earnings included in the overall divisional income statement up to the disposal on 7 December 2006.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	**254**	201
Other income	**(1)**	
Net operating income	**253**	201
Underlying operating expenses	**(43)**	(40)
Operating profit	**210**	161
Impairment losses on loans and advances	**(120)**	(94)
Underlying profit before tax	**90**	67

The sub-prime nature of Drive's lending dominates certain divisional metrics and is also significant in the context of the Group. The following table sets out the key metrics for ENA and the Group with and without Drive included.

Year ended 31.12.2006

	Drive included %	Drive excluded %
ENA		
Net interest margin	**3.70**	1.90
Impairment losses as a % of average advances	**1.13**	0.13
Cost:income ratio	**28.0**	33.8
Group		
Net interest margin	**1.78**	1.72
Impairment losses as a % of average advances	**0.48**	0.45
Cost:income ratio	**40.9**	41.4

Corporate Europe expansion
We expanded into the Nordic region with a Corporate office established in Stockholm in July 2006.



Balance Sheet and Asset Quality Information

	As at 31.12.2006	As at 31.12.2005
Loans and advances to customers	**£12.6bn**	£11.1bn
Impairment provisions on advances	**£46m**	£139m
Impairment provisions as a % of closing advances	**0.37%**	1.25%
Classification of advances*:	**%**	%
Energy	**1**	
Hotels, restaurants and wholesale and retail trade	**1**	2
Transport, storage and communication	**2**	
Financial	**1**	2
Other services	**1**	
Individuals:		
Home mortgages	**4**	4
Other personal lending		8
Overseas residents:		
Energy	**4**	4
Manufacturing industry	**5**	5
Construction and property	**20**	14
Hotels, restaurants and wholesale and retail trade	**3**	2
Transport, storage and communication	**1**	1
Financial	**4**	2
Other services	**12**	15
Individuals:		
Home mortgages	**41**	41
	100	100
Impaired loans	**£78m**	£179m
Impaired loans as a % of closing advances	**0.62%**	1.61%
Impairment provisions as a % of impaired loans	**59%**	78%
Risk weighted assets	**£11.7bn**	£11.1bn
Customer deposits	**£1.0bn**	£0.5bn

* Before impairment provisions.

Operational Performance

Lending and Deposit Growth

Overall, lending increased by 14% to £12.6bn (2005 £11.1bn). Excluding Drive, lending increased by 24% from a 2005 equivalent of £10.2bn, with strong growth experienced across all our lending businesses.

The portfolio remains well spread both geographically and by business with 53% of lending in Corporate and 47% in Retail.

	As at 31.12.2006 £bn	As at 31.12.2005 £bn	As at 31.12.2006 %	As at 31.12.2005 %
Corporate				
North America	**2.5**	2.2	**20**	20
Drive		0.9		8
Europe	**4.2**	3.0	**33**	27
Retail	**5.9**	5.0	**47**	45
	12.6	11.1	**100**	100

In Retail, our lending portfolio is almost wholly in the form of residential mortgages while Corporate now benefits from a diverse portfolio spread across a range of specialist sectors. The largest overall concentration in our lending book continues to be in property with residential mortgages accounting for 45% and commercial property for 20%.

Risk weighted assets increased by only 5% to £11.7bn (2005 £11.1bn) reflecting the disposal of Drive and an enlargement of BOS Netherlands ('BOSNL') Candide mortgage securitisation programme. Overall, deposits increased to £1.0bn (2005 £0.5bn).

Corporate

Corporate Europe lending increased by 40% to £4.2bn (2005 £3.0bn) with continued focus on effective asset management and credit quality. Continued portfolio diversification towards a broader mix of sectors has resulted in an anticipated reduction in net interest margins, offset by increased new lending opportunities delivering growth of 55% in non-interest income through increased fees and equity gains. Corporate Europe brings together specialist expertise in sectors such as structured finance, commercial real estate and energy and utilities. Our Stockholm office established in July to take advantage of a buoyant economic environment in the Nordic region and expands our network to five Continental European offices.

Corporate North America also delivered strong growth in both the core business and in Drive. In the core business, lending increased by 14% (30% in local currency terms) to £2.5bn (2005 £2.2bn). North America has a clear focus on specialist sectors such as oil and gas, gaming and real estate where it benefits from long experience. It has a proven track record in joint venture activity and an expanding regional banking partnership initiative. This initiative identifies US regional banks with whom we can partner in commercial lending opportunities that would otherwise be beyond their lending limits. It now accounts for 17% of the total portfolio, growing by 97% from 2005. We operate through an office network based in seven major economic centres across the US.

Retail

BOSNL, our leading Dutch online and intermediary introduced residential mortgage provider, saw lending grow by 15% to £4.7bn (2005 £4.1bn) despite facing intense price competition in the Dutch market. BOSNL remains a market leader in online mortgage sales built up on the back of an innovative and low cost entry model, geared to operate at competitive margins. These are key credentials for continued growth in a competitive market.

The BHH roll out programme in Spain continued with a further five branches opened in 2006. Our expanded Retail branch network is located in areas with the maximum growth opportunities, targeting the expanding UK and Irish expatriate market. Lending grew by 33% to £1.2bn (2005 £0.9bn).

European Financial Services

Our investment business, EFS, has performed well given the continuing soft market conditions in the German market with sales up 30% to £103m APE (2005 £79m). Funds under management increased by 3% (6% in local currency terms) to £9.6bn (2005 £9.3bn).

With underlying profit before tax increasing by 57% to £102m (2005 £65m), EFS is well positioned to take advantage of improving opportunities in our core markets. In 2006 we completed the consolidation of the HLE business and increased distribution through the long term agreement with MLP AG. In addition, by securing controlling interests in our key Premier Distributors, we have been able to restructure and reposition our broker distribution channel, while at the same time strengthening our sales and management teams. This in turn enabled us to refresh and deliver new competitive product initiatives.

International continued

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline



Distribution
We successfully concluded a long-term distribution agreement with MLP AG in Germany.

Investment Sales*

	Year ended 31.12.06 Single £m	Year ended 31.12.06 Annual £m	Year ended 31.12.06 Total £m	Year ended 31.12.06 Total APE £m	Year ended 31.12.05 Single £m	Year ended 31.12.05 Annual £m	Year ended 31.12.05 Total £m	Year ended 31.12.05 Total APE £m
Life:	186	63	249	81	166	46	212	63
With-profit	71	12	83	19	125	23	148	36
Unit Linked	115	38	153	49	41	15	56	19
Protection		13	13	13		8	8	8
Individual Pensions	3	22	25	22	1	16	17	16
Total	189	85	274	103	167	62	229	79

* APE is calculated as annual premiums plus 10% of single premiums.

The vast majority of investment business in EFS is accounted for on an EV basis. The table below analyses the EV profit contribution of EFS.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Contribution from existing business:		
Expected contribution	44	30
Actual vs expected experience*	19	7
	63	37
Contribution from new business	36	25
Investment earnings on net assets using long term assumptions	3	3
Underlying profit before tax*	102	65

* The figures for 2005 have been re-analysed to reflect changes to the overhead allocation methodology.

New business profitability, now measured on the embedded value basis used for IFRS reporting purposes, was 35% APE (2005 32%).

Risks and Uncertainties

The key risks and uncertainties we face in pursuing our strategy include the weakening of economic conditions across our core markets, maintaining the balance between risk and returns at each stage of the economic cycle and changes in regulation and legislation.

If economic conditions weaken our credit growth and returns may fall short of expectations. In mitigation our business is diversified across a broad spectrum of retail, corporate and investment products and across a number of established geographies. The risk and impact of weakening economic conditions is continually reviewed through robust divisional operational and governance procedures where credit, market, liquidity and insurance and investment risks are actively managed.

In our markets margins are under continuous pressure with a resultant threat to the sustainability of appropriate risk and reward ratios. Rather than focus on volume and market share we employ a strategy of selective lending in sectors where we have established real knowledge and understanding. By concentrating on asset quality through robust credit processes, maintaining deep customer and introducer relationships and employing intelligent balance sheet management techniques we mitigate this risk.

Changes in regulation and legislation are key features in each of our businesses with a current focus on the requirements of the new Capital Requirements Directive in Europe and the market disclosure reform (VVG) in our German investment business. We respond positively to these challenges and seek opportunities to turn regulatory change to competitive advantage. We recognise the challenges these changes bring to our people, systems and infrastructure. In mitigation we deploy professional project management techniques and continue to invest to ensure ENA's capabilities remain robust in the face of these changes.

Through our groupwide leadership commitment programme we deploy active human resource planning, succession management and talent development processes. This, together with an extensive learning and development programme, increases our ability to attract and retain quality people.

Prospects

We continue to pursue a strategy of targeted organic growth across our Europe & North America businesses by seeking to expand our footprint in new markets, and increasing the depth of our presence and relationships in our current markets. We will complement this expansion by developing our product range, increasing our range of specialist sectors and broadening our distribution reach.

We operate in established, affluent and accessible markets which are forecast to maintain robust growth and which suit HBOS products and risk appetite. The continued attractiveness of the economic, political and fiscal conditions in our markets will play a major role in the pace of our expansion, as will our ability to attract high quality talented colleagues. With our current low market penetrations the scale of the opportunity is substantial.



North American coverage
Corporate North America operates through an office network based in seven major economic centres across the US.

Treasury & Asset Management provides high quality services for the Group and its customers. Its award-winning products and services include asset management and debt issuance products.

Our Brands

HBOS Treasury Services

Insight Investment HBOS plc

INVISTA Real Estate Investment Management

Douglas Ferrans
Chief Executive, Insight Investment

Phil Hodkinson
Group Finance Director

Lindsay Mackay
Chief Executive, Treasury

- Growing the UK franchise
- Targeted international growth
- Cost leadership
- Colleague development
- Capital discipline



we are

Treasury & Asset Management provides high quality services for the Group and its customers. Its award-winning products and services include asset management and debt issuance products.

Key responsibilities

Treasury & Asset Management comprises the Group's treasury business and the asset management businesses of Insight Investment ('Insight') and Invista Real Estate Management ('Invista'). In addition to the provision of products and services to 3rd party customers, the division supports the Group through the provision of Group funding and the management of policyholder assets on behalf of the Insurance & Investment division.

Treasury

Treasury division focuses on providing funding and liquidity for the Group and sales and trading activities relating to the provision of financial services to the Group and its customers. Treasury has branches in London, Sydney, New York and Glasgow and has management responsibility for the treasury activities of Bank of Scotland (Ireland) Limited.

Asset Management – Insight

Insight, one of the largest UK fund managers with funds under management of £98.6bn, operates a multi-channel business, managing money for the Group, retail investors, pension funds, insurance groups and other institutions. Insight's strategic product lines are Fixed Income, Cash, Liability Driven Investment ('LDI'), Equities and Absolute Return.

Asset Management – Invista

Invista was formed following the IPO of the real estate division of Insight and is the largest UK listed real estate fund manager with funds under management of £9.2bn. Invista now manages 16 real estate funds spread across the UK and Continental Europe. This includes five funds managed on behalf of the Group as well as other funds managed on behalf of 3rd party clients.



Our Strategy

In Treasury we provide services to support the growth of the Group's business and deliver treasury products and services to the Group's customers. In Asset Management we offer a leading brand providing superior investment solutions to Group and external customers.

Key Performance Indicators

Our Key Performance Indicators help us to measure our progress against each element of our strategy.

Funding and liquidity

The provision and management of the Group's funding and liquidity requirements to ensure it has sufficient financial resources to deliver its strategy. A key objective is to maintain an appropriate balance of short and medium term funding.

Wholesale funding >1 year ratio



2006 46.9%
2005 44.3%

Providing financial services to the Group and its customers

The delivery of a top quality service to the Group and its customers supported by the appropriate level of investment in systems and infrastructure. We will maximise cross-selling opportunities with Group customers, leveraging our product innovation and our capability in the market to drive sales levels.

Non-interest income



2006 £414m
2005 £326m

Providing superior investment solutions from Asset Management

Investment performance is at the heart of Asset Management and we will focus on the delivery of superior investment returns by focusing on those products where we have a proven track record of exceptional performance.

% of Insight's funds under management above benchmark



2006 % above 1 year benchmark 61%
2005 % above 1 year benchmark 69%
2006 % above 3 year benchmark 70%
2005 % above 3 year benchmark 52%

Cost:income ratio (%)



2006 47.2%
2005 48.5%



£350m

Underlying profit before tax up 33%



Our strategy in Treasury & Asset Management is to provide treasury and asset management products and services to both customers and to the Group.

The provision of treasury services to support the growth of the Group's business including:

Funding and liquidity
Managing the Group's funding and liquidity position to ensure that the Group has sufficient financial resources to meet its obligations as they fall due and to do so without excessive cost to the Group. Treasury's core objectives in this area include producing the Group's funding plan which seeks to optimise the funding mix and the relative cost of funds.

Providing financial services to the Group and its customers
Treasury provides financial services to the Group and its customers. Treasury's principal role is not direct client acquisition but to maximise cross selling opportunities to clients acquired by other divisions. We continue to invest in technology, particularly in relation to internet banking solutions and increased automation between the divisions and Treasury. In addition, Treasury are pursuing several initiatives around improving penetration levels for the sale of treasury products to Group customers. Treasury's overseas locations support the international growth plans in other divisions.

Trading
The majority of the Group's market risk trading activity is conducted by Treasury, within the risk appetite set by Group. Treasury's aim is to continue to grow income on the back of business flows whilst maintaining a limited proprietary trading function, managed within modest risk limits and a cautious approach to investments.

Providing superior investment solutions from Asset Management
Investment performance is at the heart of Asset Management. We will strive to continue to provide superior investment solutions to our customers by focusing on those products where we have a proven record of exceptional performance. We will continue to consolidate our position in the market place by further improvement and innovation and grow our key product lines.

Creating a quality investment brand
With exceptional performance, customer service and offering superior investment returns, we want to be one of the leading investment brands in the asset management market. We are considered a key player in the market and in order to maintain our competitive advantage, we will continue to improve and innovate whilst also investing in front office infrastructure and the recruitment, retention and training of high quality staff.

Profitably grow revenues to create shareholder value
We will continue to grow and develop our sales and trading capability and improve investment performance, continuing to invest when appropriate whilst maintaining a strong cost discipline.

Our performance in 2006

Underlying profit before tax increased by 33% to £350m (2005 £263m). Asset quality remains high and no credit provisions were required in the period.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	205	183
Non-interest income	414	326
Net trading income	249	197
Fees and commission income	186	146
Fees and commission expense	(43)	(37)
Other operating income	22	20
Net operating income	619	509
Operating expenses	(292)	(247)
Staff	(171)	(134)
Accommodation, repairs and maintenance	(1)	(1)
Technology	(10)	(10)
Marketing and communication	(6)	(5)
Depreciation:		
Property and equipment and intangible assets	(4)	(4)
Other	(78)	(74)
Subtotal	(270)	(228)
Recharges:		
Technology	(6)	(4)
Accommodation	(14)	(13)
Other shared services	(2)	(2)
Operating profit	327	262
Share of profits of associates and jointly controlled entities	1	1
Non-operating income	22	
Underlying profit before tax	350	263
Net interest margin (bps)*	7	8
Cost:income ratio	47.2%	48.5%
Insight's funds under management	£98.6bn	£81.9bn
of which, overlay funds under management	£5.0bn	
Invista's funds under management	£9.2bn	£6.8bn
Risk weighted assets	£15.0bn	£13.7bn

* Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the group.

Treasury & Asset Management

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline



US Covered Bonds
Treasury opened the US Covered Bond market with a US$2bn deal which won IFR's Covered Bond of the Year award.

HBOS Treasury Services

Operating Income and Margins
Net operating income increased by 22% to £619m (2005 £509m). Net interest income increased by 12% to £205m (2005 £183m). Net interest margin reduced to 7bps (2005 8bps) on a larger portfolio.

Non-interest income increased by 27% to £414m (2005 £326m). In Treasury, there was a strong performance from both the UK Trading and Sales businesses, with revenues up 33% and 19% respectively. In Asset Management, non-interest income benefited from strong sales in the institutional market place of Insight's flagship products of fixed income and Liability Driven Investment ('LDI'). This was combined with growth in performance fees received by Invista, our property fund manager, both before and after its initial public offering ('IPO') on the London Alternative Investment Market in September 2006.

Operating Expenses
Underlying operating expenses increased by 18% to £292m (2005 £247m) reflecting an increase in personnel to support improvements to our infrastructure, and investment in our overseas Treasury offices and our asset management capabilities. Part of this investment included the successful completion of the project to outsource Insight's back office operations to Northern Trust.

Asset Quality and Provision
Within our Treasury operations, we continue to maintain a cautious policy to avoid sub-investment grade investments, with 99% of our bank and structured investment portfolios rated A or above. During the year no credit provisions were required.

Non-operating Income
The IPO of Invista in September 2006, which raised almost £100m of balance sheet co-investment capital for the business to expand its sphere of operations, resulted in a one-off gain of £22m. HBOS now owns 55% of the enlarged business.

Operational Performance

Funding
Treasury continued to be active in supporting the Group's capital and funding requirements in 2006, arranging four capital issues on behalf of HBOS plc during the year; a €500m floating rate lower Tier 2 subordinated debt issue; a €750m Tier 1 perpetual preferred security issue; a £350m Tier 1 perpetual preference share issue and a US$750m floating rate lower Tier 2 subordinated debt issue.

Approximately £21bn of funds were raised from existing programmes in the securitisation and covered bond markets during the year. This comprised approximately £6.5bn from covered bonds and approximately £14.5bn from securitisations. These transactions included a securitisation of Australian residential mortgages originated by BankWest and the first US Dollar mortgage backed covered bond issued into the United States.

Sales and Trading
Sales and Trading performance was strong with net trading income increasing by 26% to £249m (2005 £197m). Sales revenues were up 19%, primarily due to increased sales of foreign exchange and interest rate derivatives to our Corporate customers. Trading revenues were up 33%, mainly as a result of increased interest rate derivatives flow and credit trading activities.

Overseas Offices
Overseas Treasury revenues increased by 16% to £29m (2005 £25m). Sydney is our largest overseas office where we are building our capacity to support the Group's expansion in Australia. The New York branch has also continued to broaden its customer base in the United States.



Insight's leading position
Insight was the most widely recommended manager of UK Fixed Income mandates by UK investment consultants.
Insight
INVESTMENT
HBOS plc

Asset Management
Total funds managed by Insight and Invista were £107.8bn (2005 £88.7bn). Group assets, managed primarily on behalf of the Insurance & Investment division and invested in equity, fixed income, cash, property, private equity and absolute return funds, totalled £58.3bn (2005 £53.1bn).

Insight's investment performance was strong in the year with 12 out of 16 asset classes performing ahead of benchmark. Insight's reputation for fixed income performance was reaffirmed with over 95% of institutional fixed income and cash mandates by value ahead of benchmarks over 1 and 3 years. In equities, Global, North American, European and Japanese products were all ahead of benchmark for the year. UK equity performance in the first half of the year was, however, below benchmark leading to a restructuring of the UK equity platform in the second half of the year designed to improve performance. Following on from its successful first year, the Insight Absolute Return Fund performed ahead of its benchmark in 2006.

On the back of this strong investment performance, Insight delivered its best ever year for new business with gross inflows of £23.7bn (2005 £9.7bn). Included within gross sales were LDI sales of £10.6bn (2005 £0.6bn) including overlay mandates, an LDI product where we manage some of the risks of a pension scheme's liabilities rather than the underlying portfolio of assets. Net inflows in 2006 were £13.4bn (2005 £2.6bn).

Invista, formed following the IPO of the real estate division of Insight in September 2006, is now the largest UK listed real estate fund manager with assets under management of £9.2bn. Invista manages 16 real estate funds spread across the UK and Continental Europe. This includes five funds managed on behalf of the HBOS Group. During 2006, four real estate funds were launched, including the Invista European Real Estate Trust which was listed on the Official list of the London Stock Exchange on 20 December 2006.

Risks and Uncertainties

Risks and uncertainties faced by Treasury in the execution of the divisional strategy include the risk that the Group does not have sufficient financial resources to meet its obligations when they come due, or will have to do so at excessive cost. To mitigate this, Treasury has diversified its funding channels and increased securitisation capacity.

Risks and uncertainties faced by Asset Management include poor investment performance, and a product set that is not aligned with client needs. Our principal challenge will be to maintain and improve investment performance in our core capabilities of fixed income and LDI and to develop a performance track record in UK equities. We plan to exploit our leading edge LDI and absolute return capabilities by introducing a product into the retail market which will enable us to meet customers' desire to seek investment returns while also limiting downside risk by managing the fluctuations caused by market movements.

Both businesses face the risk of the loss of key personnel and are dependant on the HBOS Group for a large part of their revenues.

Prospects

Treasury's primary focus is to deliver a top quality service and performance to the Group and our clients, and we will continue to invest in our capabilities to do so. Access to customers, product innovation and our strong standing in the market underpins our confidence in the profitable growth prospects for Treasury. Our cautious approach to products and services will remain unaltered.

Insight continues to be positioned in order to take advantage of the current trends and shifts in the market, particularly in LDI and fixed income. Reaping the benefits of the restructuring of the UK equity platform will also be a key area of focus in 2007.

Invista has successfully built a platform for growth and is now well positioned to benefit from its presence in the UK commercial and residential property markets. Furthermore, the planned opening of offices in France and Germany will fully complement its expansion into Europe.

Treasury & Asset Management continued



Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

Invista Initial Public Offering ('IPO')
The IPO of the property business of Insight to form Invista created the largest UK listed property fund manager.

INVISTA REAL ESTATE INVESTMENT MANAGEMENT



Corporate Responsibility

What we do

Our Corporate Responsibility approach focuses on best serving the diverse interests of our key stakeholders.

Our stakeholders

HBOS has over 23 million customers. We have 2.1 million shareholders, over 74,000 colleagues and many thousands of suppliers. We are committed to these groups and to society in general.

A better return

Our primary responsibility is to run our business successfully, on behalf of our owners. That means increasing the value of our shares and paying higher dividends. We aim to do so by consistently offering our customers - many of whom are our shareholders - a better deal.

Our approach

We offer customers competitive and transparent products. We seek to manage risk robustly; to recognise and proactively manage our environmental and social impacts; to take into account the needs of our shareholders, customers, colleagues, suppliers and society in general.

Commitments

The Way We Do Business ('WWDB') statement is our commitment to our stakeholders about the standards and values we aspire to deliver. We are the only major bank to support our statement with Key Performance Indicators ('KPIs') which both define and measure progress towards goals that are critical to our success. In 2006, we identified the 28 most critical indicators and will report on these in our Corporate Responsibility ('CR') report.

Corporate Responsibility



Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline

Our Strategy

Our Corporate Responsibility approach focuses on best serving the diverse interests of our key stakeholders.

Key Performance Indicators

Our Key Performance Indicators help us to measure our progress against each element of our strategy.

Shareholders

We will promote the interests of our shareholders by seeking to increase the value of their shares and dividends, and through sound corporate governance. We will communicate with shareholders regularly and in doing so will seek to be clear, comprehensive and balanced.

Return on Equity

2006	20.8%
2005	19.6%

Customers

We will be honest, fair and open in our dealings with our customers and endeavour to help them at all times. We are committed to providing them with value for money products, designed and promoted in a simple and transparent way and made as widely available as possible. When things go wrong, as they sometimes do, we will resolve problems as quickly and fairly as we can.

Number of times an HBOS product was featured in best buy tables

2006	3,317
2005	2,671

Colleagues

We will create a safe working environment which encourages openness, honesty and mutual respect, and where colleagues can constructively challenge and ask questions. We will offer equal opportunities for all. We will provide the opportunity for all colleagues to develop their skills and knowledge and to enjoy fulfilling careers. We will offer competitive remuneration with the opportunity to participate in the success of HBOS.

% of colleagues satisfied with opportunities to learn

2006	65%
2005	56%
2006 UK Financial Sector Average	49%

Source: 2006 and 2005 HBOS colleague opinion survey conducted by MORI

Society

Our main contribution to society is the value we can add through our success in business. We will seek to be a positive influence on those social and environmental issues which, having listened responsibly to our shareholders, customers, colleagues and suppliers, we think are important, for example upholding human rights.

Environment

2006	56,743
2005	66,811

UK Co2 emissions (Tonnes)

Investment in the Community

2006	£44.2m
2005	£43.1m



Leadership indices and benchmarks
Our strategy sets us apart from our competitors. This has been recognised by our inclusion in key leadership indices. We are one of only two UK banks in the Global 100 Most Sustainable Corporations in the World. We are a member of the Dow Jones Sustainability Index. Last year we increased our score from 94% to 97% in the Business in the Community CR Index. In the 2006 Accountability Rating, we achieved a ranking of 9th place globally. We were placed in the Carbon Disclosure Project Climate Leadership Index. We are one of only 2 UK banks to receive the AAA highest rating in the Innovest global sustainability review of banking.

Governance
Our governance structure ensures that social, environmental and broader reputation issues are fully managed. The Way We Do Business ('WWDB') is reviewed annually by the Board and specific reviews take place on issues such as environmental management and community investment. Finance Director Phil Hodkinson has Board responsibility. The WWDB Action Group, chaired by Phil Hodkinson and with senior representation from all divisions, drives CR strategy throughout the business. A framework of steering groups also help achieve this, including the:

- HBOS Communication Group, chaired by Group Chief Executive Andy Hornby;
- Diversity Committee, also chaired by Andy Hornby;
- Financial Inclusion Committee, chaired by Retail Chief Executive Benny Higgins; and
- Climate Change Group, chaired by Managing Director of Intermediary Distribution and Specialist Banking, Philip Grant.

Stakeholder engagement
Consultation with a wide range of stakeholders is crucial to our continued success. During 2006 we held a series of meetings with consumer groups to swap agendas, share ideas and identify areas for cooperation and change. Regular meetings were held with consumer groups in the UK and in Brussels including Which?, Citizens Advice, National Consumer Council ('NCC'), FIN-USE, and Citizens Advice Scotland. The Group's consumer engagement programme culminated in a week of events to promote National Consumer Week (November 20-25).

Customer strategy

Market leading products
Our strategy of offering excellent value, clear products is delivering for customers and shareholders. Our High Interest Current Accounts, offering an interest rate 60x that of most high street banks; our Moneyback Current Accounts, offering 1% moneyback on the first £10,000 of debit card purchases per year; and our standard current accounts have been very popular with our share of new bank accounts increasing to 19% in 2006 from 16% in 2005.

Under the Government's Shared Ownership Scheme, Halifax customers who are shared owners enjoy the same access to our products and services as other customers. We are one of just four mortgage lenders partnering with the Government on its Open Market Homebuy scheme, a shared equity scheme designed to help first time buyers, key workers and social tenants get on the ownership ladder. The scheme is the first time both government and lenders are taking responsibility for sharing equity in properties to allow people to enter the housing market.

Responsible lending
In March, we became the first issuer to feature a personal summary box on credit card cheques providing details about interest rates, cheque fees, and legal safeguards. We were the first bank to introduce a summary box on Payment Protection Insurance literature so customers can easily see what the main benefits and exclusions are. From early 2007 we became the first major UK estate agency to introduce summary boxes on agency agreements.

HBOS has been sharing full data on the vast majority of Halifax and Bank of Scotland products for some time and has campaigned for wider participation across the industry. In March 2006 we began work on a pilot with other high street banks to improve further lenders' knowledge of customers' indebtedness.

Our environmental and social risk management extends to commercial lending. In 2006, we endorsed the revised 2006 Equator principles which require social and environmental risk assessments of large project finance deals.

Financial inclusion
We opened almost 65,000 social banking accounts during the year. We have over 50% of all the UK's social banking accounts - over three and a half times as many as our closest competitor. Many of our social banking customers progress to full facility current accounts offering credit through an overdraft facility; since 2001, we have upgraded 191,000 social banking customers to full facility accounts.

31% of our social banking customers in deprived areas also have a savings account with us. HBOS is the only bank to pilot the Government's Savings Gateway. The pilot concluded at the end of 2006. It has been successful with over 22,000 new savings accounts opened; the independent report on the pilot, commissioned by the Treasury, is due to be published in early 2007.

In July we were one of the first major banks to commit to install new free ATMs in areas of need – with up to 100 in our heartlands across Scotland and the North of England. All of our



Corporate Responsibility continued

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

Customers
We offer excellent value, clear products to our customers, such as our High Interest Current Account.

2,750 ATMs are free to use. We were the first UK ATM provider to feature green labels on our ATMs advising customers they would not be charged for withdrawing cash.

Colleague strategy

Our continued success relies on high performance from our colleagues. We recognise that this high performance is sustainable only if we keep the commitment we have made to our 74,000 colleagues in our statement of business principles, called The Way We Do Business.

The HBOS People strategy is designed to drive a high degree of engagement, flexibility and motivation amongst our colleagues. The Way We Do Business is integrated into our Leadership Commitment and from 2006 25% of senior managers' bonus outcome will be based on personal performance against the Commitment.

The HBOS Total Reward strategy aligns exceptional performance with exceptional rewards, and colleagues are encouraged to share the success of HBOS through share schemes. High employee share ownership aligns colleagues' aims with those of our shareholders. During 2006 we offered our colleagues three share schemes, including offering all colleagues free shares – we are one of a very small number of companies to offer such a programme. At the end of 2005 we announced our plans to eliminate the deficit in our final salary pension schemes over a ten year period. By the end of 2006 we had invested an extra £800m.

We proactively engage with colleagues on how we are delivering against the WWDB. It is the starting point for people joining HBOS. The strategy is paying off, with 73% of colleagues speaking highly of HBOS as an employer compared with 56% industry-wide.

Society strategy

Community
HBOS is a significant generator of wealth across the UK and, in particular, around our heartlands in Yorkshire and Scotland. We are one of the largest payers of corporation tax in the UK, paying £1.3bn in tax and National Insurance in 2006. We employ 65,700 people in the UK and 74,000 worldwide. Over 31,400 of our colleagues are in Yorkshire and Scotland. Our total community investment figure for 2006 amounted to £44.2m.

The HBOS Foundation, a registered charity funded by HBOS, drives volunteering and charitable work. In 2006, HBOS's contribution to the Foundation doubled from £4m to £8m. The main criteria for national projects delivered by the Foundation are financial literacy and money advice. Financial literacy projects are organised around the Financial Services Authority's national strategy and focus on seven priority areas: schools, young adults (16-25); work; families; borrowing; retirement; and advice. In 2006 the Foundation gave £2.07m in national and regional grants.

In 2006, HBOS colleagues, supported by matched funding from the HBOS Foundation, raised over £2.5m for the three Million £ Challenge charities (I CAN, Crisis and Leonard Cheshire). Our matched funding scheme also raised a total of £2.08m to support over 500 charities. The number of colleagues helping their local communities through volunteering has continued to grow from 5,000 in 2005 to over 7,000 in 2006. In total £15.4m has been raised via the Foundation over the last four years.

HBOS invests in sponsorship partnerships that make a tangible difference to the lives of young people in our heartlands of Scotland and Yorkshire. Last year, over 70,000 young people were able to take part in a new sports or arts experience, over 65% of whom were from socially disadvantaged areas. Bank of Scotland Midnight League programme, one of our community football initiatives, reached over 3,500 young people in 18 leagues in Scotland and 3 leagues in Yorkshire. During 2007, we plan to more than double these numbers to 10,000 young people.

Environment
We are very conscious of the commercial advantage that can be achieved through environmental management, as well as regulatory trends that create a need for companies to have well developed risk strategies in place. Our strategy looks well beyond our direct impacts.

Climate change
- In 2006 we signed a two year contract for 100% renewable electricity, drastically reducing our carbon footprint. We ran an awareness programme among our staff in association with the Energy Saving Trust, leading to 20 staff having home energy makeovers. We presented at the Association of British Insurers' annual climate change insurance conference and we sponsored a climate change lecture delivered by Al Gore, former US Vice President focusing on the risks posed by climate change. During the year a Climate Change Steering Group was set up specifically to look at the opportunities and risks for our products and services. The Steering Group will report to the HBOS Board in 2007.

Sustainable housing
- As the UK's biggest mortgage lender, one of our largest impacts on the environment relates to the homes our customers buy. Halifax continues to stand out in our flooding policy in three key areas: we are the first (and so far only) lender and home insurer to cover all of our 1.8 million homeowner customers against flood risk until 2008; customers who invest

Colleagues
The HBOS People strategy is designed to provide opportunities for all colleagues to develop their skills and knowledge.



Society
In 2006 we signed a two year contract for 100% renewable electricity.

in new flood skirt technology receive a 20% discount on their annual premium; and if the flood skirt is subsequently used to prevent flooding, customers will be rewarded by the Halifax with a cash payment of £2,000. In addition, a five year fixed preferential rate mortgage offering has been made available only to World Wildlife Fund approved builders, and we are the only bank operating in this space.

Asset management

- Our asset management business, Insight Investment helped develop the Investor Statement on Climate Change. The Statement, which follows the United Nations Principles for Responsible Investment ('PRI'), requires signatories to incorporate climate change risks and opportunities in their investment analysis and selection. Insight Investment is a sponsor of the PRI, as well as a member of the steering committee and a founding signatory to the principles.
- The Responsible Investment team at Insight ensures that environmental management is given sufficient weighting in all our investment decisions and works with companies to explore the steps they are taking to mitigate their risks. Insight also offers two "green funds"; the Evergreen Fund, investing globally and the European Ethical Fund, investing in UK and European companies.

Paper-free banking

- By the end of 2006 over one million banking customers had registered for the Halifax and Bank of Scotland online paper-free service - more than 60% of HBOS online customers. The initiative is very popular with customers. Not only is it more environmentally friendly than regular paper statements, it is also more secure and more convenient.

We are conscious of the developing regulatory landscape especially with regard to financial inclusion and climate change. Both these areas will continue to provide opportunities.

HBOS has already implemented many of the measures recommended in the Treasury Committee reports on financial inclusion and in 2007 HBOS will continue to work alongside the Government and the financial services industry on increasing financial inclusion. We will continue to roll out our branch and ATM expansion programme. HBOS is currently the only major bank to commit to producing an annual detailed financial inclusion report in addition to annual corporate responsibility reporting.

HBOS is well positioned for 2007 in terms of climate change impacts and the increasing need for transparency. We have signed a new two year contract for Ofgem-accredited, Climate Change Levy exempt renewable energy and have ambitious targets for energy use, water use and waste recycling.

HBOS CR Report

More information about our approach to Corporate Responsibility is available in our separately published HBOS Corporate Responsibility Report.



Corporate Responsibility continued

Risk Management

Introduction

Identification, measurement and management of risk is a strategic priority for HBOS. The provision of financial services carries a number of diverse risks which may have a material impact on financial performance. Consequently, the Board has established a comprehensive framework covering accountability, oversight, measurement and reporting to maintain high standards of risk management throughout the Group.

The principal risks faced by HBOS are:

- Credit Risk - the risk of financial loss from a customer's failure to meet obligations as they fall due.
- Market Risk - defined as the potential loss in value or earnings arising from changes in external market factors such as interest rates, foreign exchange rates, commodities and equities, and the potential for customers to act in a manner which is inconsistent with business, pricing and hedging assumptions.
- Liquidity or Funding Risk - the risk that the Group does not have sufficient financial resources to meet its obligations when they are due, or will have to do so at excessive cost.
- Insurance and Investment Risk - the potential for loss through adverse claims, expense and persistency experience, from both life and general insurance contracts.
- Operational Risk - arising from internal processes, people and systems or from external events.
- Regulatory change - the risk to HBOS strategy, reputation and financial position arising from failure to respond to changes in laws, regulations or business standards in the jurisdictions and businesses in which we operate.

This Report has been audited by KPMG Audit plc from the section entitled 'Credit Risk' on page 83 to the end of the section entitled 'General Insurance' on page 89.

Management and controls

Principles

Within the Group, risk is managed in accordance with the following principles:

- Key risks are identified, measured where appropriate, and managed to achieve a balance between risk and reward, which is acceptable to the Board. Each year the Board carries out a formal strategic review of risk management, and also reassesses its appetite for risk in light of the Group's annual business plan. This focus on aligning the taking of risk with the achievement of business objectives means that the control system is designed to manage, rather than eliminate, risk and can provide only reasonable, and not absolute, assurance against material misstatement or loss. The Board also reviews risk management performance through regular management information reporting.

- Responsibility for risk is a key element of managers' competencies at all levels. For each major risk type, specialist teams have been established where appropriate, both in the divisions and at Group level, to ensure that guidance is available for managers within the Group. Specialist risk managers are tasked with researching industry best practice, and with ensuring that standards and policies within the Group are progressively developed to improve risk management practice.
- Staff and systems resources are dedicated to ensuring that risk management information is accurate, timely and relevant to the business, reflecting the true position at any given time.

The Board has overall responsibility for the Group's system of control and approval of principal risk policies and standards, which are continually evolving. The Board is also responsible for reviewing the effectiveness of the systems and controls. The system of control described in this section has been in place throughout the period to the date of approval of the Annual Report and Accounts. It accords with the Turnbull guidance on internal control and has also been reviewed by the Board specifically for the purposes of this statement.

The Risk Management Framework

HBOS allocates specific roles in the management of risk to executives and senior managers and to the Board and Executive Committees. This is undertaken within an overall framework and strategy established by the Board. The model is based on the concept of "three lines of defence":

- Within operating divisions, primary management responsibility for strategy, performance management and risk control lies with the Divisional Chief Executives (first line of defence). They have responsibility for managing strategic, market, credit, liquidity, regulatory and operational issues and risks affecting their own operations within the parameters of Group policies. Each operating division also has its own risk management committee or committees.
- Centralised policies and standards are developed and objective oversight of risk management is exercised by specialist risk functions, supporting the Group's Executive Committee and Executive Risk Committees (second line of defence); and
- Independent and objective assurance on the effectiveness of control systems is provided by Group Internal Audit with oversight by the Audit Committee (third line of defence).

This model operates through a formal governance structure, comprising committees with specified areas of responsibility, supported by management functions with a similar remit.

The Committee Framework

The Group Executive Risk Committees develop the policies and parameters within which operating divisions are required to manage risk. The Committees provide central oversight by reviewing and challenging the work of the operating divisions' own risk committees and considering the application of appropriate risk management techniques.

The four specific Executive Risk Committees are:

- Group Credit Risk Committee, which covers all credit risk matters;
- Group Market Risk Committee, which is responsible for all trading and market risk matters;
- Group Insurance Risk Committee, which is responsible for insurance risks, within the insurance and investment businesses; and
- Group Operational Risk Committee, responsible for operational and regulatory risks.

Risk Management


HBOS Board
Group Chief Executive
1st Line of Defence
2nd Line of Defence
3rd Line of Defence
Divisional
Chief Executives
supported by
Divisional Risk
Committees
Group Functions
Capital Committee
Funding & Liquidity Committee
Market Activity Committee
Regulatory Capital Adequacy Committee
Credit Risk Committee
Market Risk Committee
Operational Risk Committee
Audit
Committee
Divisional
Risk Control
Committees
Group Internal
Audit

Diagram 1

The Group has an established specialist Group Risk function, reporting to the Group Risk Director, in support of these Committees. Its accountabilities are:
- to recommend Group policies, standards and limits;
- to monitor compliance with those policies, standards and limits;
- to provide leadership in the development and implementation of risk management techniques; and
- to aggregate risks arising in the operating divisions and to monitor the overall Group position independently from the divisions' own analysis.

Consideration of capital, liquidity and balance sheet management is undertaken on an integrated basis. All capital and funding related activities are the responsibility of the Group Capital Committee, supported by three sub-committees, which focus on the core aspects of overall Group requirements. The Group Capital Committee is chaired by the Group Finance Director and operates under delegated authority from the Board, to:
- Oversee and manage the Group's Balance Sheet and Capital in accordance with the Board approved Group Business Plan through:
  - Establishing and monitoring compliance with the Group's Capital Plan in line with the Board approved Group Capital Policy;
  - Establishing and monitoring compliance with the Group Funding Plan;
  - Establishing policies and standards to measure and monitor the financial resource requirements of the Group in accordance with regulatory requirements, including:
    - Establishing and monitoring execution of strategies for the management of non-trading related balance sheet risks within approved risk appetite, policy and standards (as monitored by the Group Market Risk Committee);
    - Establishing and reviewing stress, scenario and contingency planning and management strategies in that regard (in co-operation with the Executive Risk Committees).
- Establish and recommend for approval to the Board, the Group's appetite for Liquidity Risk, including relevant policy (Group Liquidity Policy Statement) and standards and monitoring the implementation of those policies and standards within the HBOS Group.

Strategy, Risk Control and Oversight
The Group's risk appetite is established by the Board. The strategy for managing risk is formulated by the Executive Committee and recommended to the Board for approval. The Executive Committee also reviews the effectiveness of risk management systems through reports from management and the Group Executive Risk Committees.

Divisional management has primary responsibility for identifying and evaluating

Risk Management continued

significant risks to the business and for designing and operating suitable controls. Internal and external risks are assessed, including economic factors, control breakdowns, disruption of information systems, competition and regulatory requirements. The assessment process is designed to be consistent across the divisions and Group Functions and uses an iterative challenge process to provide successive assurances to ascending levels of management up to the Board.

In judging the effectiveness of the Group's controls, the Board reviews the reports of the Audit Committee and management. It also considers key performance indicators and reviews monthly financial and business performance showing variances against budget.

Certain responsibilities are delegated to the Audit Committee, including ensuring that there is regular review of the adequacy and efficiency of internal control procedures. This role provides independent and objective assurance that there is an appropriate control structure throughout the Group.

The Audit Committee, which is supported by Divisional Risk Control Committees, obtains assurance about the internal control and risk management environment through regular reports from Group Risk and Group Internal Audit. It also considers external auditors' reports and reviews the minutes and work of the Divisional Risk Control Committees.

Further details of the work of the Audit Committee are provided in the Corporate Governance Report on pages 93 to 98.

The Basel II Accord

HBOS continues to make good progress with Basel II preparations. The primary goal of our programme has always been to optimise the way we do business through an improved risk management capability. The overarching objective of all HBOS activity is to deliver sustainable income streams and generate added shareholder value and the Basel II programme is integral to our strategy of targeted growth. During 2006 the UK legislative process gathered significant momentum with the publication of several consultative papers and feedback statements that culminated on 25 October 2006 with the Financial Services Authority ('FSA') Board approving final GENPRU and BIPRU rules for adoption into the Prudential Sourcebook for Banks, Building Societies and Investment Firms. This legislative process enacts the European Capital Requirements Directive and, therefore, the Basel II Capital Accord, in the UK with effect from 1 January 2007.

HBOS continues to promote a prudent and responsible approach to the management of capital. Management and the Board's view of future requirements will continue to be the main determinant of total capital holdings. HBOS has elected to adopt transitional arrangements in 2007 and remain on the current Basel I rules to determine minimum regulatory capital requirements.

HBOS has submitted Advanced Internal Ratings Based Approach and Advanced Measurement Approach waiver applications to the FSA and is seeking approval to adopt the more sophisticated approaches to capital determination from 1 January 2008. We continue to maintain a close dialogue with the FSA to work through the accreditation process.


Credit Risk
Market Risk
Liquidity Risk
Insurance Risk
Operational Risk
Regulation
Policies
Procedures
Specialist Risk Functions
Divisional & Executive Risk Committees
Expected Loss
Probability Default
Value at Risk
Net Interest Income at Risk
Liquidity Cover
Stock Liquidity
Limit Structures
Risk Specific KPIs
Risk & Control Assessment
Internal Loss Reporting

Diagram 2

Management of key risks

The Group is committed to developing its risk management techniques and methodologies, both to maintain high standards of risk management practice and to fulfil the requirements of UK and international regulators.

Credit Risk
Credit risk is the risk of financial loss from a counterparty's failure to settle financial obligations as they fall due.

The Group Credit Risk Committee, one of the Executive Risk Committees, is chaired by the Group Risk Director and comprises senior executives from across the operating divisions and Group Functions. It meets monthly and reviews the Group's lending portfolio. It also assists the Board in formulating the Group's credit risk appetite. The Group Credit Risk Policy Statement, to be applied across all businesses subject to credit risk, is approved by the Board on an annual basis.

Group Credit, a specialist support function within Group Risk, provides centralised expertise in the area of credit risk measurement and management techniques. In addition to reporting on the performance of each divisional portfolio to the Group Credit Risk Committee, Group Credit exercises independent oversight over the effectiveness of credit risk management arrangements and adherence to agreed policies, standards and limits.

Day to day management of credit risk is undertaken by specialist credit teams working within each division in compliance with policies approved by the Board. Typical functions undertaken by these teams include credit sanctioning, portfolio management and the management and collection of high risk and defaulted accounts.

To mitigate credit risk, a wide range of policies and techniques are used across the Group:

- For Retail portfolios, use is made of software technology in credit scoring new applications. In addition, where practical, behavioural scoring is used to provide an assessment of the conduct of a customer's accounts in granting extensions to, and setting limits for, existing facilities. Affordability is an increasingly important measure and is reviewed in combination with either application and/or behavioural scores. Collections activity for credit card, current accounts and personal loans is centralised for the various products and software systems are used to prioritise action. Mortgage collection is conducted through a number of payment collection departments. Small business customers may be rated using scorecards in a similar manner to retail customers.
- For Corporate portfolios, a full independent credit assessment of the financial strength of each potential transaction and/or customer is undertaken, awarding an internal credit risk rating. Internal ratings are reviewed regularly. The same approach is also used for larger SME (small to medium enterprise) customers.
- Within HBOS Treasury Services ('Treasury'), largely incorporating the Group's wholesale, sovereign and banking related exposures, focused credit risk policies are established and reviewed by the Group Wholesale Credit Committee ('GWCC'), a sub-committee of the Group Credit Risk Committee.

An additional measure within the credit risk framework is the establishment of product, industrial sector and country limits to avoid excessive concentrations of risk particularly within volatile economic sectors or individual countries. Material portfolio areas, such as the mortgages portfolios, have approved sub-sector limits to ensure that they remain within our plans and tolerance for risk. All such limits are set and monitored by the Group Credit Risk Committee. The controls applied to lending assessment processes consider environmental risk and the potential impact this may have on the value of the underlying security.

Standards have been established across the Group for the management of credit risk. All divisions are committed to continuously improving credit risk management and there have been significant levels of investment in the development of credit risk rating tools, including portfolio risk measurement systems in preparation for the introduction of the Basel II Accord.

Within the insurance and investment businesses, formal policies and an overall risk appetite, approved by the Board of the relevant insurance subsidiary, are in use together with a regular monitoring process to help ensure compliance.

Market Risk
Market risk is defined as the potential loss in value or earnings of the organisation arising from:

- changes in external market factors such as interest rates (interest rate risk), foreign exchange rates (foreign exchange risk), commodities and equities; and
- the potential for customers to act in a manner which is inconsistent with business, pricing and hedging assumptions.

The objectives of the Group's market risk framework are to ensure that:

- market risk is taken only in accordance with the Board's appetite for such risk;
- such risk is within the Group's financial capability, management understanding and staff competence;
- the Group complies with all regulatory requirements relating to the taking of market risk;
- the quality of the Group's profits is appropriately managed and its reputation safeguarded; and
- those making decisions have appropriate information on market risk, such that the taking of market risk enhances shareholder value.

Risk appetite is set by the Board which allocates responsibility for oversight and management of market risk to the Group Market Risk Committee, one of the Executive Risk Committees, and chaired by the Group Risk Director.

The Group devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modelled and reported, and effectively managed. Trading and non-trading portfolios are managed at various organisational levels, from the HBOS Group overall, down to specific business areas. Market risk measurement and management methods are designed to meet or exceed industry standards, and the tools used facilitate internal market risk management and reporting, as well as external disclosure requirements.

Market risk is controlled across the Group by setting limits using a range of measurement methodologies. The principal methodologies are Value-at-Risk ('VaR'), Net Interest Income ('NII') at Risk and scenario analysis. NII at Risk is a technique that provides estimates of the potential negative change in the forecast NII of a portfolio over a specified time horizon for a specific interest rate environment. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. Scenario analysis is performed in order to estimate the potential economic loss that could arise from extreme, but plausible stress events. In 2006 the Group introduced market value methodology for its banking businesses to expand on the Group's capabilities in capturing market risk.

Detailed market risk framework documents and limit structures have been developed for each division. These are tailored to the specific market risk characteristics and business objectives of each operating division. Each divisional policy requires appropriate divisional sanction, and is then forwarded to the Group Market Risk Committee for approval on at least an annual basis.

Market risk within the insurance and investment businesses arises in a number of ways and depending upon the product, some risks are borne directly by the customer, and some by the insurance and investment company. In the case of the risk borne by the customer, this is controlled by adherence to, and regular monitoring of, investment mandates and, if appropriate, unit pricing systems and controls. In the case of the company, the overall risk appetites and policies are approved by the company's Board and monitored thereafter.

Market risk, principally interest rate and equity, also arises from the Group's defined benefit pensions obligations. These sensitivities are regularly measured and are reported to the Group Market Risk Committee every month.

Group Items (centrally managed net free reserves, subordinated debt and structural foreign exchange) are managed within separate policies and limits/mandates, as set by the Group Capital Committee.

Interest Rate Risk

The primary market risk faced by the Group is interest rate risk. Interest rate risk exists where the Group's financial assets and liabilities have interest rates set under different bases, or which reset at different times.

The Board limit for structural interest rate risk is expressed in terms of potential volatility of net interest income in adverse market conditions. Risk exposures will be monitored using one or a combination of the following measures:

- Net Interest Income at Risk. This methodology combines an analysis of the Group's interest rate risk position overlaid with behavioural assessment and repricing assumptions of planned future activity. The change to forecast NII is calculated with reference to different interest rate scenarios. These scenarios range from next most likely rate move to a significant parallel shock.
- Present Value of a Basis Point ('PVBP'). PVBP is a measure of market value sensitivity and quantifies the change in present value of cash flows for a one basis point change in interest rates.
- Market Value Measures (Banking Book). A dynamic balance sheet mark to market is a risk measurement that considers future business and customer behaviour implications to capture the optionality embedded within the banking books.
- Duration. Duration provides a single measure of a portfolio's 'average maturity' as calculated when considering all future cash flows of that portfolio, discounted at current market rates.

The Board has delegated authority to the Group Market Risk Committee to allocate limits to business areas as appropriate within the overall risk appetite, as approved by the Board each year. In turn, the Group Market Risk Committee has granted limits, which represent the risk tolerance for each division.

Interest rate risk arising in the course of business is required to be transferred to Treasury from the banking divisions. The residual risk in the banking divisions is primarily that related either to behavioural characteristics or to basis risk arising from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics.

Sensitivity to interest rate movements is shown in Note 41 to the Accounts on pages 180 and 181 which provides the year end repricing profile for the Group's financial assets and liabilities in the non-trading book, which includes lending, funding and liquidity activities. The methodology used in analysing the year end repricing profile does not take into consideration the effects of behavioural and basis risk issues, hence for internal management of risk the Group relies on a number of methodologies, as described above.

is responsible for oversight and management of structural foreign currency risk. The Group Funding & Liquidity Committee manages foreign currency exposures based on forecast currency information provided by the operating divisions, and mandates Treasury to execute transactions and undertake currency programmes to manage structural currency risk. The risk position is monitored monthly by the Group Market Risk Committee.

Transaction exposures arise primarily from profits generated in the overseas operations, which will be remitted back to the UK and then converted into sterling.

Translation exposures arise due to earnings that are retained within the overseas operations and reinvested within their own balance sheets.

Structural foreign exchange exposures are set out in Note 43 to the Accounts on page 182.

Trading

The Group's market risk trading activities are principally conducted by Treasury. This Group activity is subject to a Trading Book Policy Statement, which is approved by the Board, and limits set by the Group Market Risk Committee.

Treasury trading primarily centres around two activities: proprietary trading and trading on the back of business flows. Both activities incur market risk, the majority being interest rate and foreign exchange rate exposure. The framework for managing the market risk in these activities requires detailed and tailored modelling techniques, which are the responsibility of the Treasury Market Risk team.

The Group employs several complementary techniques to measure and control trading activities including: Value at Risk ('VaR'), sensitivity analysis, stress testing and position limits. The VaR model used, forecasts the Group's exposure to market risk within an estimated level of confidence over a defined time period.

The average VaR value in 2006 was £4.2m. The calculation is based upon a confidence level of 99% with a one-day holding period. The principal areas of market risk taken are interest rate (outright positioning, basis, credit spread and volatility risk), and foreign exchange risk.

The current methodology for providing an aggregated VaR for the business uses conservative assumptions. In order to assess the effectiveness of VaR the Group uses a technique known as 'back testing', which compares the daily profit and loss from trading activities to the VaR estimate for that day. Daily standard deviation of trading profit and loss was £0.6m.

The Group recognises that the VaR methodology cannot guarantee the maximum loss that may be suffered in any trading period, particularly in the event of market turmoil. Therefore, stress testing is used to simulate the effect of selected adverse market movements.

The Group's trading market risk exposure for the year ended 31 December 2006 is analysed in Note 42 on page 182 to the Accounts. The regulatory capital charge for market risk trading exposures represents only 1.93% of the Group's capital base.

Derivatives

In the normal course of banking business, the Group uses a limited range of derivative instruments for both trading and non-trading purposes. The principal derivative instruments used are interest rate swaps, interest rate options, cross currency swaps, forward rate agreements, forward foreign exchange contracts and futures. The Group uses derivatives as a risk management tool for hedging interest rate and foreign exchange rate risk.

Examples of how derivatives are used in managing and mitigating market risk exposures arising from banking services and activities are:

- Fixed interest rate swaps are used to manage the interest rate risk of fixed rate mortgages; and
- Basis swaps are used to manage exposure between 1 month LIBOR and base rates.

The Group's activity in derivatives is controlled within risk management limits set by the Board and overseen by the relevant Group Risk Committees. This framework recognises the principal risks including credit, operational, liquidity and market risk associated with derivatives. Details of derivative contracts outstanding at the year-end are included in Note 13 to the Accounts on pages 148 and 149.

Liquidity Risk (Funding)

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations when they come due, or will have to do so at excessive cost. This risk can arise from mismatches in the timing of cashflows relating to assets, liabilities and off-balance sheet instruments.

The Group Liquidity Policy Statement is approved by the Board and defines the core principles for identifying, measuring, managing and monitoring liquidity risk across the Group. Detailed liquidity risk framework documents and limit structures are in place for the Group's operations in the UK and Australia, where liquidity is managed on a Group basis, and for overseas banking units subject to specific regulatory requirements. The responsibility to direct the management of liquidity and to report against policy is delegated to the Group Capital Committee.

Policy is reviewed at least annually to ensure its continued relevance to the Group's current and planned operations. Operational liquidity management is delegated to Treasury. The Group Funding & Liquidity Committee (a sub-committee of the Group Capital Committee) oversees the controls exercised by Treasury.

The Board requires that prudential liquidity limits should be set by the Group Funding & Liquidity Committee, both at aggregate levels and for individual currencies in which the Group has significant wholesale funding. These limits are established by way of cashflow mismatch and are quantified over two time horizons – from sight to eight days and from sight to one month.

For the purpose of calculation, marketable assets are subject to both instrument concentration limits and prudential discount factors. An assessment is also made for the possible outflow from customer deposits and committed facilities, determined by prudential behavioural modelling.

The Group's approach to the management of liquidity goes beyond the Sterling Stock Liquidity approach used by the FSA, in that it includes measures of liquidity cover out to one month, and measures for currencies other than sterling. Whilst following this approach, the Group also adheres to the FSA's Sterling Stock Liquidity policy, of which a key element is that a bank should hold a stock of high quality liquid assets that can be sold quickly and discreetly in order to replace funding that has been withdrawn due to an actual or perceived problem with the bank. The objective is that this stock should enable the bank to continue business, whilst providing an opportunity to arrange more permanent funding solutions.

The FSA has a prescriptive regime for retail banks that specifies the formula for determining both the quantum and type of assets qualifying for Sterling Stock Liquidity. Sterling Stock Liquidity is regarded as a cost of doing business. It is not regarded as an operational liquidity pool as it will always be required in case of emergency. From an operational perspective, the Group will place greater reliance on market access to funding sources and the retention of a pool of diversified assets that can be sold in an efficient and discreet manner.

The Group also adheres to the requirements of other regulatory authorities including the Australian Prudential Regulatory Authority and the Irish Financial Regulator in whose jurisdictions the Group has branches or subsidiaries.

The funding capacity of the Group is dependent upon factors such as the strength of the balance sheet, earnings, asset quality, ratings and market position. The Group Funding & Liquidity Committee assesses the Group funding mix to ensure that adequate diversity is maintained. It is Group policy to manage its balance sheet profile to ensure customer deposits sourced outside of Treasury represents a significant component of its overall funding, and the Group Funding

& Liquidity Committee directs and co-ordinates the activities of the operating divisions in raising liabilities from a range of sources. Within Treasury, the Group avoids undue concentration by maintaining both a widespread mix of counterparties and inward credit lines and a core set of bank and non-bank depositor relationships providing a stable source of funding. The Group Funding & Liquidity Committee approves the appropriate balance of short to medium term funding.

The Group has established a Liquidity Contingency Planning Framework to identify liquidity stress situations at an early stage.

General Insurance & Long Term Assurance Business Risks

The general insurance and long term assurance business contracts underwritten by the Group expose the Group to both investment and insurance risk.

Insurance risk is the potential for loss, arising out of adverse claims, expense and persistency experience, from both life and general insurance contracts.

Investment risk is the potential for financial loss arising from the risks associated with the investment management activities of the Group. Investment risk includes market, credit and liquidity risks. The loss can be as a result of:

- Direct risks relating to changes in the value of Group assets in support of the general insurance and long term insurance contracts;
- Indirect risks arising from policyholder funds where the assets and policyholder liabilities are matched; and
- Indirect risks associated with the management of assets held on behalf of third parties.

The Group Insurance Risk Committee, one of the Executive Risk Committees described on page 81, considers regular reports on specified aggregate insurance risks across all of the Group's insurance and investment businesses. The Committee takes a technical and expert perspective on insurance risks within these businesses. It oversees the development, implementation and maintenance of the overall insurance risk management framework, covering insurance risk in each business individually, as well as in aggregate. As part of the overall Group risk management framework, the Group Insurance & Investment Risk team provides regular support to the Group Market Risk Committee and to the Group Credit Risk Committee on the inter-relationship between insurance risk and investment risks (market, credit and liquidity risks respectively) arising within these businesses, and the development of appropriate policies and standards for the management of those risks.

The majority of the Group's long term insurance and investment contract liabilities are managed within the HBOS Insurance & Investment division and Insight Investment with approximately 3% (2005 4%) operated by the life businesses outside the UK. Day to day management of insurance and investment risk is undertaken both by divisional and business management supported by specialist risk functions. Use is made of the statutory actuarial roles, both to help ensure regulatory compliance in respect of the authorised insurance companies in the Group and to help meet Group standards in respect of the operation of comprehensive Insurance and Investment Risk Management frameworks.

Long Term Assurance

The insurance and investment business that is transacted by the life insurance companies within the Group comprises unit linked business, other non profit business and with-profits business (described as insurance contracts and investment contracts with discretionary participating features ('DPF') written within the with-profits fund).

Several companies within the insurance and investment business transact either unit linked and/or other non profit business, but all with-profits business is underwritten by Clerical Medical Investment Group Limited ('Clerical Medical'), part of HBOS Financial Services Limited.

The key characteristics of long term assurance that give rise to insurance and investment risk are its long term nature, the guarantees provided to policyholders, the dependency on the performance of investment markets and the extent to which assets backing the contractual liabilities are matched.

The quality, mix and volume of business have a significant influence on the extent of insurance and investment risk assumed by the Group and resulting profits. The quality of business written is influenced by variations in product terms as well as the average premium size, age and term profile within the particular products. Accordingly, the mix in products written may impact on profits, depending on the nature, extent and profitability of new business in addition to existing business. This risk is managed through the application of clear pricing policies that require full financial assessment for each new product, incorporating consideration of expected hurdle rates of return.

Additionally, variations in administration and development costs may impact the available profit margin within the product charges. To manage this risk, there is a regular process of expense budgeting and reporting with appropriate targets set for new insurance and investment products that are developed.

The risks associated with particular sections of the long term assurance business are set out below.

Unit Linked Funds

For unit linked funds, including consolidated collective investment schemes, which comprise 74% (2005 68%) of the Group's long term insurance and investment contract liabilities, investors bear the investment risk, with changes in the underlying investments being matched by changes in the underlying contract liabilities. Similarly, the Group manages a number of collective investment schemes where the investors bear the investment risks. The investment risk which the investor assumes depends on the funds in which the deposits are invested and is an intrinsic part of the risks and returns for the investor. The investor selects from a range of investment opportunities available from the Group in accordance with their personal risk appetite and circumstances.

On a day-to-day basis, cash outflows which are necessitated by investors withdrawing their funds are generally met by cash inflows from new investors. In circumstances where funds are contracting, or to meet unusually high levels of withdrawals, the Group sells assets in the fund in order to meet the cash demands with any dealing costs charged to the underlying unit linked fund and consequently the policyholders. The underlying assets in the unit linked funds are subject to credit and market risks in the form of interest rate, equity prices, foreign exchange and other market risks depending on the fund. These changes are matched by changes in the unit linked liabilities. Accordingly, the Group is not directly exposed to significant liquidity, credit or market risks, although the investors' benefits will vary as a consequence. Decreases in the capital value of unit linked funds (as a result of falls in market values of equities, property or fixed interest assets) will however reduce the future annual investment management charges that will be earned from unit linked business. The Group estimates that if the capital value of the unit linked funds, excluding consolidated collective investment schemes, classified as investment contracts had been reduced, on average by 10% for the year, the profit before tax for the year would have decreased by £25m (2005 £19m). For unit linked contracts classified as either insurance contracts or investment contracts with DPF the Group has considered the sensitivities to a number of risks in Note 24 to the Accounts on page 159.

Unit linked products provide some discretion for variation in annual administration charges, and therefore management of variations in expenses may be achieved through variation in charges.

An additional risk the Group faces in respect of unit linked business is the risk that increases to surrender rates for both insurance and investment contracts reduces the value of future investment management charges. Actions to control and monitor this risk include charges applicable on some products where the investor surrenders early, regular experience monitoring, consideration of the sensitivity of product profitability to levels of lapse rates at the product development stage and initiatives within the relevant businesses to encourage customer retention.

Non Profit Business

The Group has a large and diversified portfolio of life insurance and annuity policies within its portfolio of non profit insurance contracts, which includes the insurance risk component of unit linked policies classified as insurance contracts. The principal investment risk in respect of the non profit business is interest rate risk which arises because assets and liabilities may exhibit differing changes in value as a result of changes in interest rates. This may potentially impact on the results and the capital position. The investment risk also includes the risk of increases in corporate bond yield spreads over government risk free yields or the ratings downgrade of certain securities, both of which reduce the capital value of the bonds. These risks are controlled by processes carried out to help ensure an appropriate level of matching is maintained in the funds so that changes in fixed interest assets backing the non profit business are substantially mitigated by offsetting changes in liabilities, including the use of and monitoring against fund mandates.

The ultimate amounts payable under these policies are sensitive to general trends in mortality rates. For annuitants comprising 3% (2005 2%) of the Group's long term insurance and investment contract liabilities, there is a risk that increases to life expectancy through medical advances will prove greater than that anticipated. For protection business, the risk is that an unforeseen event such as a natural disaster will cause a material increase in death rates. The extent of the Group's exposure to insurance risks is set out in Note 26 to the Accounts on pages 160 to 163.

With-Profits Fund

The Insurance and Investment business includes the Clerical Medical With-Profits Fund which comprises 20% (2005 26%) of the Group's long term insurance and investment contract liabilities. The with-profits fund takes some investment risks with the aim of enhancing policyholder returns but aims to limit payouts to policyholders to that supportable by the with-profits fund's assets. For 'unitised' with-profits contracts the Group receives an annual management charge. For 'traditional' with-profits contracts, which form the minority of the with-profits fund business, the Group receives one ninth of bonuses declared to policyholders as long as there is a distributable surplus within the fund.

Ordinarily, variations in the capital value of the fund's assets would result in variations in the level of benefits available to the with-profits contract holders and accordingly a variation in the insurance and investment contracts with DPF liabilities. Included in the with-profits fund are certain contracts with minimum payment guarantees at certain policy durations and on death. Of these with-profits contracts issued between 1997 and 2001, a significant proportion have guaranteed benefits which are in the money at the balance sheet date. The costs of meeting these guarantees, up to a certain level, are met by charges to the benefits for all with-profits contract policyholders. The amount of these guaranteed benefits, net of charges to be levied on policyholder funds, was less than 1% of the Group's long term insurance and investment contract liabilities at the balance sheet date. Above this level the costs are met by the free assets of the fund (the assets maintained in the fund which are not held to meet contractual liabilities). There remains a risk that Clerical Medical may suffer an additional charge in exceptional circumstances where even after management action, the fund is unable to meet the costs of guarantees within the fund. This is set out in the Principles and Practices of the With-Profits Fund, available from the Clerical Medical Investment Group website (www.clericalmedical.co.uk).

As well as pooling of risks, the other important measures in controlling the investment risk within the with-profits fund include having agreed management actions to adjust the nature and extent of investment exposure in response to certain investment conditions; by recognising and holding appropriate levels of risk capital; by restricting holdings to assets which meet admissibility criteria; and by using derivative strategies to reduce downside risk.

Risk Management continued

Accordingly, the insurance and other investment risks (credit, liquidity and market risks) within the with-profits fund are generally expected to be borne by the with-profits insurance and investment contracts with DPF policyholders except in the extreme scenarios. The sensitivity of the Group result to certain changes in key variables relating to insurance and investment contracts with DPF within the with-profits fund have been included in Note 24 to the Accounts on page 159.

Additionally, in order to demonstrate the sensitivity of the with-profits fund to certain key market variables, and consequently the ability of the with-profits fund to meet its policyholders' expectations, the Group has set out a sensitivity analysis of unallocated divisible surplus in Note 28 to the Accounts on page 164.

General Insurance
For general insurance household contracts the most significant risks to claims experience arise from weather events. For repayment insurance contracts the most significant risks arise from changes in economic conditions.

The Group manages its exposure to insurance risk through a strategy which includes limitation of the risks underwritten. For all classes of insurance there are pricing models that are regularly adjusted for actual claims experience. For household insurance the Group limits its exposure to large weather events through the use of catastrophe reinsurance.

The majority of claims are reported and settled within 12 months and generally there is limited reserving uncertainty for events before the valuation date.

For some renewable contracts (household, travel and some repayment insurance), the longer term exposure to risk is managed in conjunction with the ability to reprice contracts to take account of changes in the level of risk within those contracts.

Set out in Note 26 to the Accounts on page 163 are the Group's general insurance claim provisions by policy type.

Operational Risk
Operational risk exists in the normal conduct of business. Examples of potential sources of operational risk include fraud, system reliability, human error, failure of key suppliers, IT security, business continuity, change management, operational outsourcing and failure to comply with legislation or regulation.

The Board has approved an Operational Risk Policy that establishes the framework for managing operational risk. The main components of the Operational Risk Framework include risk and control assessment, internal loss reporting, capture of risk event information, key risk indicator monitoring and evaluation of external events.

The Group Operational Risk Committee is one of the four Executive Risk Committees chaired by the Group Risk Director. It is attended by senior executives from the divisions and Group specialist areas. The Committee considers the management of issues and exposures, recommends the appropriate capital requirement, approves policies and standards and provides oversight of the operational risk communities.

A key enhancement to our infrastructure has been to focus on the explicit risk management of specialist areas that underpin the HBOS Operational Risk Framework. All specialist functions have clear roles defined to help lead the identification, management and measurement of risks relevant to their areas across the Group. The Group Operational Risk function co-ordinates the specialist areas, designs and maintains Group-wide risk systems and undertakes the detailed modelling required to assess risk exposure.

Regulatory change
The Financial Services Authority is the main regulator for HBOS, although the Group's international businesses in the USA, Australia and Ireland are subject to direct scrutiny from the US Federal Reserve, APRA and The Financial Regulator respectively.

HBOS understands that consumers have an ever increasing choice of supplier and product and are more demanding of financial services providers. Consumer lobby groups have also become more vociferous on their behalf. The Group's Customer Contract, which was approved by the Board in November 2005, sets out principles for doing business and is HBOS's response to the FSA's Treating Customers Fairly initiative. The objective is to meet the requirements of our shareholders through meeting the needs of our customers.

HBOS is alert to the wider, cumulative picture of regulatory change and utilises centralised expertise in the area of regulatory and legal compliance, specifically to:
- Identify and assess the impact of, respond to, and where possible influence, the direction of regulatory developments on behalf of HBOS;
- Lead the development and monitoring of the application of specific Group-wide policies and standards; and
- Oversee the management, support and co-ordination of the liaison and interaction with HBOS regulatory stakeholders across all its international businesses.

The impact of regulatory change is reported across all Executive Risk Committees with specific reference to the discipline affected and at Group level to Audit Committee and the Board.



Our Board

- Growing the UK franchise
- Targeted international growth
- Cost leadership
- Colleague development
- Capital discipline



Left to right:
David Shearer
Kate Nealon
Colin Matthew
Dennis Stevenson
Coline McConville
Anthony Hobson
Jo Dawson
Charles Dunstone
Sir Brian Ivory
Peter Cummings
Andy Hornby
Phil Hodkinson
Karen Jones
Sir Ron Garrick
Benny Higgins

Chairman

Dennis Stevenson. Age 61. Dennis was appointed Chairman of HBOS plc in 2001 and became Governor of the Bank of Scotland on 1 January 2006. He is Chairman of the House of Lords Appointments Commission, Chancellor of the University of the Arts London, a Non-executive Director of Western Union Group and President of the Employers Forum on Age.

Chief Executive

Andy Hornby. Age 40. Andy became Chief Executive of HBOS plc on 31 July 2006, having previously (since 2005) been the Group's Chief Operating Officer. Andy joined the Board of the Halifax Group in 1999 as Chief Executive of the Retail division. He is a Non-executive Director of Home Retail Group. Prior to joining Halifax, Andy undertook various roles at the Boston Consulting Group, Blue Circle and ASDA.

Executive Directors

Peter Cummings. Age 51. Peter joined Bank of Scotland in 1973. In 1995 he became Director of Corporate Banking. Peter joined the HBOS plc Board in January 2006 as Chief Executive, Corporate division. Peter is also a Director of Maggie's Centres.

Jo Dawson. Age 44. Jo became Chief Executive of HBOS plc's Insurance & Investment division in March 2006, joining the Board of HBOS plc on 1 May 2006. Jo joined the Halifax Group in 2000 as General Manager for Retail Sales, became Head of Advisory Sales and, in January 2005, Group Risk Director. Prior to joining Halifax, Jo held senior management positions with NatWest and Green Flag.

Benny Higgins. Age 46. Benny was appointed to the Board of HBOS plc and became Chief Executive of its Retail division on 1 May 2006. Between 1997 and 2005 he was Chief Executive of Retail Banking at the Royal Bank of Scotland. Prior to this he held a number of senior management positions with Standard Life, latterly as a member of the group executive. He is a Fellow of the Faculty of Actuaries in Scotland.

Phil Hodkinson. Age 48. Phil was appointed Group Finance Director of HBOS plc in March 2005, having been Chief Executive of the Insurance & Investment division since 2001. Phil chairs the HBOS Foundation, is a Director of Business in the Community and a Non-executive Director of BT Group plc. He is a Fellow of the Institute of Actuaries in England & Wales.

Colin Matthew. Age 56. Colin is Chief Executive of the Strategy & International division and, since 1 January 2006, has been Treasurer of Bank of Scotland. Colin joined Bank of Scotland in 1966, becoming a Director in 2000.

Non-executive Directors

Richard Cousins (not pictured). Age 47. Richard will become a Non-executive Director of HBOS plc on 1 March 2007. He is Chief Executive Officer of Compass Group plc. Between 1990 and 2005 he worked for BPB Plc, becoming Chief Executive Officer in 2000. Richard was previously a Non-executive Director of Peninsular & Oriental Steam Navigation Co.

Charles Dunstone. Age 42. Charles was appointed as a Non-executive Director of Halifax plc in 2000. He is Chief Executive Officer of The Carphone Warehouse Group PLC which he founded in 1989.

Sir Ron Garrick. Age 66. Sir Ron joined the Board of Bank of Scotland in 2000. In January 2003 he became Deputy Chairman of HBOS plc and Senior Independent Director in 2004. He was previously Chief Executive and Chairman of the Weir Group PLC.

Anthony Hobson. Age 59. Anthony ('Tony') joined the Board of Halifax plc in 2001 and has been the Chairman of the Audit Committee since the Company's formation. Tony is also Chairman of Northern Foods plc and a Non-executive Director of Sage Group plc, Cenkos Securities plc and Glas Cymru Cyfyngedig. He was Group Finance Director of Legal & General Group for 14 years until 2001, and is a Chartered Accountant.

Sir Brian Ivory. Age 57. Sir Brian joined the Board of Bank of Scotland in 1998 and has been Chairman of the HBOS plc Remuneration Committee since 2001. He chairs The Scottish American Investment Company PLC, the National Galleries of Scotland and Retec Digital PLC. He is a Non-executive Director of Synesis Life and Remy Cointreau S.A.

Karen Jones. Age 50. Karen became a Non-executive Director of HBOS plc in January 2006. She was previously a Non-executive Director of Gondola Holdings plc and of Emap plc, the Chief Executive of Spirit Group Ltd and the founder and Chief Executive of Café Rouge and The Pelican Group plc.

Coline McConville. Age 42. Coline joined the Board of Halifax plc in 2000. Until 2006 she was Chief Executive Officer, Europe of Clear Channel International, prior to which she was with McKinseys Management Consultants in London and The L E K Management Consultants in Germany. Coline qualified as a lawyer in Australia.

Kate Nealon. Age 53. Kate joined the Board of HBOS plc in March 2004. She is a Non-executive Director of Cable & Wireless and Shire plc. Previously Kate was Group Head of Legal and Compliance for Standard Chartered Plc. She is a US qualified lawyer.

David Shearer. Age 47. David, a Chartered Accountant, joined the Board of HBOS plc in March 2004. David is a Non-executive Director and Audit Committee Chairman of Aberdeen New Dawn Investment Trust plc and Superglass Holdings Limited, Governor of The Glasgow School of Art and a Non-executive Director of Scottish Financial Enterprise. He previously held senior positions with Deloitte & Touche.

Company Secretary & Group Counsel

Harry Baines (pictured below right). Age 49. Harry became Company Secretary of HBOS plc in 2001, having joined the Halifax Group in that capacity in 1999. Since March 2006 he has also been Group Counsel and a member of the HBOS Executive Committee. He originally qualified as a Solicitor and then held positions in local government and private practice before moving into industry in 1985.

John Ormerod (pictured below left). Age 58. John joined the Audit Committee of HBOS plc in 2005 and also serves on the Retail Risk Control Committee. John is neither an HBOS plc Director nor a Group employee. He is a Non-executive Director and Audit Committee Chairman of Computacenter plc, Gemalto NV and Misys plc (where he is also Senior Independent Director). Previously, John held senior positions with Arthur Andersen and Deloitte.

Our Board

Growing the UK franchise

Targeted international growth

Cost leadership

Colleague development

Capital discipline



John Ormerod

Harry Baines

Corporate Governance Report

At HBOS we believe that good corporate governance enhances our ability to perform well. It provides an effective framework for determining how authority and accountability exist throughout the organisation and sets an effective context for the Company's interactions with its key stakeholders. This report gives detailed information on our corporate governance arrangements and clarifies how we apply the principles of the 2006 Combined Code (defined and explained below).

The Board

Independence and balance
Throughout the year at least half of the Board of HBOS plc were independent Non-executive Directors. To be 'independent', the Board requires a Director to be independent in character and judgement and to be free of relationships or circumstances which could affect their judgement. Such circumstances might include being a former employee of the Group, having a material business relationship with it, having close family ties with any of the Company's advisers, Directors or senior executives, being or representing a significant shareholder or having served on the Board for more than nine years.

With the Chairman, six Executive Directors and eight Non-executive Directors, the Board considers that it is of an appropriate size to oversee the Group's businesses, with a suitable diversity of backgrounds and mix of experience and expertise to maximise its effectiveness. The size and composition of the Board, including the mix of skills and experience around the Board table, is kept under continuous review by the Nomination Committee. Further details of the Nomination Committee's work are set out on page 97.

Division of responsibilities
The Group maintains and regularly updates its Board Control Manual which sets out the high level policy and decision-making arrangements within the Group, including details of those matters that are reserved to the Board (and its principal subsidiaries) as well as the terms of reference of the principal Committees of the Board. The responsibilities and specific accountabilities of the Chairman, the Deputy Chairman/Senior Independent Director, the remaining Executive Directors,


1 Chairman
6 Executive Directors
8 Non-executive Directors

the Non-executive Directors and other senior executives are all set out in the Board Control Manual.

The roles of Chairman and Chief Executive are clearly split, those positions presently being held by Dennis Stevenson and Andy Hornby respectively. Dennis is primarily responsible for leadership of the Board and Andy for running the Group's business.

Chairman
The Chairman is responsible for ensuring the Board's effectiveness, for the clarity and timeliness of information provided to the Board and for facilitating the effective contribution of all Directors. The Chairman has a key role in the joint development (with the Chief Executive) of the Group's strategy, as well as oversight of strategy implementation and performance delivery. He ensures that there is a constructive, close, working relationship with the Chief Executive. Biographical information about the Chairman is set out on page 92.

During 2006, the Chairman's work has included shaping how the Board discusses and decides on the Company's strategic direction. For example, bringing proposals to the Board at a formative, rather than at a fully considered stage, to get the full benefit of the breadth of skill and experience of all Directors, in particular the Non-executive Directors.

In addition the Chairman (frequently along with the Deputy Chairman) has continued his policy of meeting executive teams across the business outwith formal Board meetings. The purpose of the meetings is to understand in more detail each team's key deliverables and motivations, to inform the Chairman's contributions to debate and support his leadership of Board meetings. Similarly, the Chairman strongly encourages Non-executive Directors to engage directly with executive

Compliance

In this report we have chosen to measure our compliance with the 2006 Combined Code (the 'Code') rather than the 2003 Combined Code, even though we will not be required to do so until next year. The Company considers that it has complied throughout the year with all the provisions within section 1 of the Code, other than provision C.3.1 on the composition of the Audit Committee, where we believe we have gone beyond the independence requirements of the Code, as a result of John Ormerod's membership of that Committee. John is neither an HBOS plc Director nor an employee of the Group. His membership of the Audit Committee does not comply with the requirement that this Committee should comprise solely independent Non-executive Directors. In practice, John's membership provides access to an experienced, additional resource and brings an even more independent perspective to the Audit Committee's deliberations. Further information and biographical details for John are given on page 92.

management across the business, outwith formal Board meetings.

In January 2007 it was announced that the Chairman would be a member of the Board of Loudwater Investment Partners Limited, the Investment Advisor to Loudwater Trust Limited ('Loudwater'), an AIM Listed venture capital business. The Chairman (in his personal capacity) is also an investor in Loudwater. The Company, through the Corporate business, is a significant shareholder in Loudwater. The Chairman's involvement with Loudwater was reviewed in detail by the Deputy Chairman/ Senior Independent Director, together with the Chief Executive, on behalf of the Board. The Board was and remains satisfied that no conflict arises as a result of this situation.

Senior Independent Director
Sir Ron Garrick, the Deputy Chairman, has been the Senior Independent Director since 2004. Biographical information about Sir Ron is set out on page 92. The Non-executive Directors meet on one occasion each year, without the Chairman or the Executive Directors present under the leadership of Sir Ron, to review the performance of the Chairman. As the performance of the Chairman and that of the Board are inextricably linked the meeting also reviews the Board's functioning as a whole, as well as the relationship between the Chairman and the Chief Executive, which is key to the effective functioning of the Board.

The Senior Independent Director attended various briefings and other meetings with analysts and other representatives of institutional investors during the year. The Board considers his contact with investors was sufficient to develop a balanced understanding of the issues and concerns of major shareholders, in accordance with provision D.1.1 of the Code.

In addition, the Senior Independent Director is available to meet shareholders on request. Should any shareholder have a concern which they feel cannot be resolved through the routine mechanisms for investor communication, or through the Chairman or Chief Executive (as appropriate), they are encouraged to contact the Senior Independent Director, initially via the Company Secretary at the Registered Office.

Company Secretary and independent advice
Harry Baines, Company Secretary & Group Counsel, is responsible for advising the Board on corporate governance matters and, in conjunction with the Chairman, for ensuring good information flows between the Board, its Committees, Non-executive Directors and senior executives. Biographical information about Harry is set out on page 92.

The Board, with advice from Harry, dealt with a number of corporate governance matters during 2006. As part of a drive to streamline Board processes, HBOS plc made changes to how management information is generated, which has resulted in the information supplied to Directors being produced more promptly. The Board also monitored the evolving legal and best practice requirements for the Operating and Financial Review and subsequently the Business Review legislation. Procedures to capture the information for the Business Review were then embedded in individual businesses, building onto well established, pre-existing financial reporting protocols.

Harry is an employee (but not a Director) of the Company and the Non-executive Directors have access to his advice and services. Additionally, if required in the furtherance of their duties, Non-executive Directors (along with any other members of the Board's main Committees) are entitled to seek independent, professional advice at the Company's expense.

Board proceedings
A formal schedule of matters specifically reserved to the Board of HBOS plc is published on the Company's website, as are the Terms of Reference (which are reviewed at least annually) of its principal Committees. These are also set out in the Board Control Manual, which also covers the Company's principal subsidiaries and key senior executives. Below are details of some of the Board's work in 2006 and certain other key matters reserved to it.

- **Approving the annual Business Plan** which defines the Group's strategic and operating objectives and the risk framework within which it operates. Following the Board's approval, it is the responsibility of the Company's management (under the supervision of the Board) to deliver the Business Plan in accordance with the Group's policies and standards within the risk appetite defined by the Board.
- **Strategy and risk** – the Board sets and oversees the Group's strategic direction, including the adoption of the Group's policies and standards on financial and non-financial risks and other aspects of the corporate governance framework, which are developed and implemented by the Company's management, under the leadership of divisional heads and the oversight of the Board.
- **Regulatory/legal activity** – including the approval of the Company's results, dividends and other key documents. Any class 1 or 2 circulars (as defined in the Listing Rules), substantial transactions or any change in the Group's activity require Board approval.
- **Appointments** – with input from the Nomination and Remuneration Committees, in 2006 the Board appointed Peter Cummings, Karen Jones, Jo Dawson and Benny Higgins to the Board and subsequently Richard Cousins.
- **Training** – is critical to enable Directors and Board Committee members to update their skills and to ensure they have the necessary knowledge and familiarity to perform effectively. During the year, the Board received extensive training and updates in relation to the capital treatment of Basel II and the implications for the Group of this revised approach, as well as other topics.
- **Management oversight** – the Board routinely reviews operating, financial and risk performance. Divisional heads normally report to the Board at each meeting and the Board challenges them, where appropriate, on performance and forecast results. Amongst many other things covered, the Board in the year has reviewed the Group's business plan, internal controls, policies and standards on risk and the progress of Basel II implementation.
- **Delegation** – to subsidiary Boards and Board Committees is undertaken by the Board.
- **Approval of capital expenditure** and guarantees/indemnities/securities above pre-defined limits must be considered and approved by the Board.
- **Approval of new or material changes to existing employee share schemes** is a matter reserved to the Board and, where appropriate, shareholder approval is sought.
- **Ethics** – the Board has set out the standards to which the Group aspires in dealings with its key stakeholders in "The Way We Do Business", a statement available in full from our website www.hbosplc.com. The Board also monitors transparency, responsible lending, value for money and other corporate responsibility drivers, details of which are in the Corporate Responsibility Report on page 78.

Online

The following documents are published on our website at www.hbosplc.com:

- Memorandum and Articles of Association;
- Matters reserved to the Board;
- Terms of reference of the principal committees (Audit, Remuneration and Nomination);
- Biographical information about HBOS plc's Directors;
- The Way We Do Business statement; and
- A history of the Group

	Frequency of, and attendance at, Board meetings
Number of meetings held in year	10
Number of meetings attended in year:	
– Dennis Stevenson	10
– Andy Hornby	10
– Peter Cummings	10
– Jo Dawson Jo Dawson attended all Board meetings held since becoming a Director on 1 May 2006	6
– Benny Higgins Benny Higgins attended all Board meetings held since becoming a Director on 1 May 2006	6
– Phil Hodkinson	10
– Colin Matthew	10
– Sir James Crosby Sir James stood down from the Board on 31 July 2006	5
– Charles Dunstone	9
– Sir Ron Garrick	10
– Anthony Hobson	8
– Sir Brian Ivory	9
– Karen Jones	10
– Coline McConville	9
– Kate Nealon	8
– David Shearer	10

Executive Committee
An Executive Committee, consisting of all HBOS plc Executive Directors plus the Company Secretary & Group Counsel (Harry Baines) and the Group Risk Director (Dan Watkins) met 14 times during 2006. The Executive Committee has no specific authorities delegated to it by the HBOS plc Board, but provides advice to the Chief Executive, in particular in relation to strategy and matters having cross-divisional or Group-wide implications. The Committee also takes the lead role in preparing the Group's annual Business Plan, for submission to the Board, and reviews all issues and papers requiring HBOS plc Board or Audit Committee approval. It considers decisions and initiates appropriate actions following meetings of those bodies.

Internal control

The Board has overall responsibility for the Group's system of internal control and risk management and reviews its effectiveness annually. The review covers financial, operational, compliance and risk management controls. The implementation and maintenance of the risk management and internal control systems are the responsibility of the Executive Directors and other senior executives. Systems are designed to manage the risk of failure to achieve business objectives, and provide reasonable assurance against material misstatement or loss.

Further details of the Group's internal controls are disclosed in the Risk Management report on pages 81 to 89.

Election and re-election of Directors

The Company requires all Directors to stand for re-election at intervals of no more than three years, hence Anthony Hobson and Kate Nealon will retire at the forthcoming Annual General Meeting ('AGM') and will seek re-election by shareholders.

Sir Brian Ivory and David Shearer will retire at the forthcoming AGM and will not offer themselves for re-election. Sir Brian's decision to stand down comes after serving nine years on the Boards of Bank of Scotland and, more recently, the Company. Whilst Sir Brian remains fully independent in terms of his approach and outlook, it is the Company's policy that, except in exceptional circumstances, independent Non-executive Directors should not serve longer than nine years on the Board. David Shearer has decided to stand down to ensure that no conflicts arise in the future between his position as a Director of the Company and his other business interests. So that his talents are not totally lost to the Company, however, David has agreed that, given his experience and expertise, he will continue to work closely with the Company's Corporate Division.

All Directors are subject to election by shareholders at the first AGM following their appointment, and accordingly Jo Dawson, Benny Higgins and Richard Cousins, all appointed Directors since the last AGM, will present themselves for election at the 2007 AGM. The Chairman has endorsed the effectiveness and commitment of all Directors standing for election or re-election at the AGM.

Induction
All new Directors and Committee members receive a full and tailored induction plan. Meetings were arranged for Karen Jones with the heads of all divisions, key business units and other functions, including Investor Relations and the Public Policy Unit. Karen also held separate meetings with the (then) Chief Executive, the (then) Chief Executive Designate and the Company Secretary & Group Counsel. Similar arrangements are in place for Richard Cousins. Induction for Jo Dawson and Benny Higgins, as Executive Directors, took place in the course of their activities within the Group. Induction for Risk Control Committee members is detailed on page 96.

Board and Director evaluation

The performance and effectiveness of the Board and each of its Committees is evaluated annually, with the involvement of the Chairman and all Directors (and where appropriate, other members of those Committees). The outputs or other findings of these evaluations lead to the development and implementation of detailed action plans. No material failings or weaknesses were identified during the year.

A number of enhancements were identified as a result of Board evaluation activity in 2006, including a decision that Board strategy over the long-term would be discussed in a specific meeting in the early part of 2007, where it would be the only agenda item.

Board committees

Audit Committee

Membership

Membership of the Audit Committee (as set out in the box on this page) is designed to ensure that the Committee can fulfil its role effectively. In 2006 it included four independent Non-executive Directors and one co-opted member, John Ormerod, who is neither a Director of HBOS plc nor an employee of the Group. John, whose biographical details are given on page 92, enhances the Audit Committee's independence and brings additional experience, expertise, resource and perspective to its deliberations. The Secretary to the Audit Committee is Lysanne Black, Senior Deputy Company Secretary of HBOS plc.

Membership of the Audit Committee is reviewed by its Chairman and the Group Chairman (who is not an Audit Committee member) at regular intervals in consultation with the Nomination Committee. The Audit Committee's structure requires the inclusion of at least one financially qualified member (as recognised by the Accounting bodies). The Board considers that Anthony Hobson, a Chartered Accountant and until 2001 the Group Finance Director of Legal & General, has the significant, recent and relevant financial experience to satisfy this requirement. In addition, both John Ormerod and David Shearer have the requisite expertise and experience to fulfil this requirement.

The Group provides an induction programme for new Audit Committee members and on-going training to enable them to carry out their duties. The induction programme covers the role of the Audit Committee, its terms of reference, expected time commitments and an introduction to key aspects of the Group's business, including the main business financial dynamics and risks.

Attendance at meetings

The terms of reference require the Audit Committee to meet at least four times a year. During 2006 the Committee met on eight occasions, as shown in the box below. The quorum for an Audit Committee meeting is any two Audit Committee members. The Audit Committee invites the Chief Executive, senior executives from the Finance and Risk functions, the Head of Group Internal Audit and the external auditors to attend all of its meetings. Other senior management attend as requested by the Committee to enable it to discharge its duties.

Membership of Audit Committee and frequency and attendance at meetings

Number of meetings held in year	8
Number of meetings attended in year:	
– Anthony Hobson (Chairman)	8
– Coline McConville	8
– Kate Nealon	7
– David Shearer*	8
– John Ormerod	8

* David Shearer will step down from this Committee when he retires from the Board at the 2007 AGM.

Committee evaluation

The Audit Committee's effectiveness was evaluated during the year. The evaluation was conducted by Group Internal Audit and the views of all members, as well as regular attendees from other key functions, were sought. Minutes, supporting papers and governance papers, including the Board Control Manual, were all used to review the Audit Committee's effectiveness. The outcome of the Audit Committee's review indicated that the Audit Committee was effective with a high degree of compliance with the Combined Code. A small number of potential, minor enhancements were identified, which resulted in the re-issuance of the Secretary's guidance on the format and submission of reporting papers to ensure consistency and convenience.

Overview of the activities of the Audit Committee to discharge its duties

The Audit Committee's terms of reference, which are reviewed annually, include all matters required by the Combined Code. Its activities include receiving and challenging reports from senior management and consulting, as necessary, with the internal and external auditors. The Audit Committee assists the Board in relation to the Group's external financial and regulatory reporting requirements, its risk and internal control environment and the Group's compliance with the Combined Code. In particular, in 2006 the Audit Committee:

- considered and approved the accounting policies, principles and practices as presented in the Group's accounts;
- assessed significant accounting and reporting issues and the key accounting and audit judgements;
- considered the external auditors' annual Internal Control Report and management's response;

- monitored the relationship of the Group with its regulators;
- reviewed and advised the Board on the Group's interim and annual financial statements, the control of financial and business risks (including whistleblowing arrangements), the nature and scope of the work performed by internal and external auditors, the results of this audit work and the responses of management;
- concluded a comprehensive external audit tender process, as described further below;
- assessed the resources, organisational structure and operational effectiveness of the internal audit function together with management's response to the findings;
- reviewed the effectiveness of the Group's system of internal control, including financial, operational, compliance and risk management on an on-going basis;
- reviewed other services provided to the Group by the external auditors, and monitored their independence, concluding that they had maintained their independence throughout the year;
- reviewed management procedures for identifying business risks and controlling their financial impact; preventing or detecting fraud; ensuring compliance with regulatory and legal requirements and monitoring the operational effectiveness of policies and systems;
- considered the activities of the divisional Risk Control Committees ('RCCs') (described below); and
- initiated a review of the Company's control environment in the broad context of the Sarbanes-Oxley legislation, as a benchmark of the Group's standard of control and compliance.

The Audit Committee also held private meetings on a regular basis with the external auditors, the Head of Group Internal Audit, the Group Risk Director, the Group Finance Director and other key members of the management team as part of the Committee's work on the effectiveness of the risk management policies and procedures. The Group Risk Director and the Head of Group Internal Audit also have the right of direct access to the Chairman of the Audit Committee. The Chairman of the Audit Committee reports on the activities and recommendations of the Audit Committee at the Board meeting subsequent to each Committee meeting.

Risk Control Committees ('RCCs')
The Audit Committee is supported by divisional RCCs, which act under delegated authority from the Audit Committee, under detailed Terms of Reference. Each divisional RCC reviews, on behalf of the Audit Committee, the adequacy of that division's system of internal control and risk management, the significant risks facing that business and how they are investigated and the techniques used to identify, assess and manage those risks particular to the business of the division. At each of its meetings the Audit Committee reviews the minutes and work of the RCCs.

The membership of the RCCs is shown below. Each RCC is chaired by a Non-executive Director and comprises a minimum of one Non-executive Director, an "independent" executive from another division and additional members drawn from outside the Group who are chosen for the relevance of their skills to the division. At least one Audit Committee member serves on each RCC.

The Group provides an induction programme for new RCC members focusing on meetings with key personnel in the relevant divisions. Meetings were also held with the Chairman, Chief Executive, Group Finance Director, the Audit Committee Chairman, Group Risk Director, Head of Group Internal Audit and the external auditors. Background reading, including the Memorandum & Articles of Association, the Board Control Manual and Model Code arrangements, is routinely provided to new Board and Committee members, alongside materials specific to the division on whose RCCs they sit.

Audit Committee

Retail Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
Charles Dunstone (Chair)	●			
Peter Cummings			●	
Kate Nealon	●	●		
John Ormerod*		●		●
Oliver Page*				●

Corporate Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
Sir Ron Garrick (Chair)	●			
Benny Higgins			●	
Al-Noor Ramji*				●
David Shearer	●	●		

Insurance & Investment Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
Anthony Hobson (Chair)	●	●		
Duncan Ferguson*				●
Lindsay Mackay			●	
Michael Moore*				●
Malachy Smith*				●

International Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
Coline McConville (Chair)	●	●		
Duncan Ferguson*				●
Douglas Ferrans			●	
Sir Ron Garrick	●			

Treasury & Insight Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
David Shearer (Chair)	●	●		
Sir Brian Ivory	●			
Scott Moeller*				●
Mike Wooderson			●	

* External appointment, neither HBOS plc Director nor a Group employee, selected to enhance the independence of the RCC and to provide an additional resource and perspective to their deliberations.

Internal Audit
Group Internal Audit supports the Audit Committee, divisional RCCs and senior executives by reviewing independently and objectively the effectiveness of the controls and risk environment. The Audit Committee reviews and approves the annual Internal Audit Plan (and achievements against it), the Internal Audit Charter, the results of audits and other significant findings, the adequacy of management's response and the timeliness of resolution of recommendations and the adequacy of staff numbers, qualifications and experience. It seeks to ensure that the activities of the Internal Audit function are co-ordinated with the external auditors. The Audit Committee also approves the appointment, or removal, of the Head of Group Internal Audit. In 2007 a review to assess the independence of the Internal Audit function is planned.

Audit tender
The Company has a policy that an audit tender should be undertaken at appropriate intervals. This supports the Board's belief that the performance of the incumbent auditors is best evaluated through a thorough comparison with formal proposals from other audit firms. In years when there is no audit tender, an annual in-depth assessment of the external auditors is undertaken.

In 2006, a comprehensive audit tender process, involving the incumbent auditors and other major audit firms, was concluded. The process lasted six months and involved an in-depth assessment of tendering parties' expertise, industry experience, international resources, audit staff and leadership quality. The outcome of the process was a recommendation from the Audit Committee, approved by the Board, that KPMG Audit Plc ('KPMG') be retained. A resolution to re-appoint KPMG as auditors will be put to shareholders at the 2007 AGM.

Auditor independence and remuneration
Both the Board and the external auditors have safeguards in place to protect the independence and objectivity of the external auditors. The Audit Committee has a comprehensive policy to regulate the use of auditors for non-audit services. This policy sets out the nature of work the external auditors may not undertake, which includes work which will ultimately be subject to external audit, internal audit services and secondments to senior management positions in the Group that involve decision-making. It also includes the Group's policy on hiring former external audit staff. For those services that are deemed appropriate for the auditors to carry out, the policy sets out the approval process that must be followed for each type of assignment. The Chairman of the Audit Committee must be consulted regarding potential instructions in respect of defined non-audit services with a value above defined limits and such services must be subject to a competitive tender process.

Each year the Audit Committee establishes a limit on the fees that can be paid to the external auditors in respect of non-audit services and monitors quarterly the amounts paid to the auditors in this regard. The external auditors also report regularly to the Committee on the actions that they have taken to comply with professional and regulatory requirements and current best practice in order to maintain their independence. This includes the rotation of key members of the audit team. Total auditor remuneration analysed between audit and other services is shown in Note 6 to the Accounts on pages 138 to 139.

Nomination Committee
Membership
Membership of the Nomination Committee is set out in the box below and at all times has a majority of independent Non-executive Directors and includes the Chairman of the Company, the Chief Executive, Deputy Chairman/Senior Independent Director and at least two further Non-executive Directors. The Deputy Chairman/Senior Independent Director chairs the Committee. At the invitation of the Nomination Committee, other persons may attend its meetings to assist in the effective discharge of its duties. The Committee's responsibilities relate to both the Executive and Non-executive Board roles, as well as oversight of the succession planning process in respect of senior executive positions. It is thus considered appropriate that the Chief Executive is a member of the Nomination Committee. Harry Baines, Company Secretary & Group Counsel, is Secretary to the Nomination Committee.

Membership of Nomination Committee and frequency and attendance at meetings	
Number of meetings held in year	4
Number of meetings attended in year:	
– Sir Ron Garrick (Chairman)	4
– Andy Hornby*	-
– Sir Brian Ivory*	4
– Karen Jones*	1
– Coline McConville	4
– Dennis Stevenson	4

* No meetings have been held since Andy Hornby joined this Committee and one meeting has been held since Karen Jones's appointment to it. Sir James Crosby served on this Committee until 31 July 2006 when he stood down from the Board. Sir Brian Ivory will step down from this Committee when he retires from the Board at the 2007 AGM.

Attendance at meetings
The Nomination Committee meets at least twice a year with additional meetings as required, and the actual number of meetings, along with attendance, is shown in the box above. Any Committee member or the Secretary may call for a meeting as necessary.

Committee evaluation
The effectiveness of the Nomination Committee is measured by the effectiveness of appointments made, which are assessed through the Director evaluation process, as well as by ongoing evaluation by the Committee of its role, responsibilities, actions and effectiveness.

Principal duties
The Committee continuously reviews internal, executive 'talent' which it benchmarks against appropriate peer group comparisons, as a key input to succession planning decisions by the Chief Executive and other senior executives. From time to time, potential external recruits are also considered. In total, talent and succession data is held in respect of approximately 2,500 colleagues across the Group, including all relevant senior executives. In this way the Chief Executive, senior executives and the Committee (and, through the Committee, the Board) monitor closely the nature, mix and availability of suitably experienced and appropriately qualified management, both within and outwith the Group; create opportunities to challenge and develop individuals at senior executive level (including through inter-divisional moves); and can act with confidence when, expectedly or unexpectedly, senior roles become vacant, or other opportunities to strengthen the senior executive emerge.

With assistance from external search and recruitment consultants, the Committee adopts a similar continuous approach to the identification of potentially suitable candidates to join the Board as Non-executive Directors and to become external RCC members, maintaining a rolling list of potential candidates. When a vacancy occurs, the Committee determines the optimum skills mix required to fill the vacancy, which it then matches to the previously identified candidates. Non-executive Directors are normally appointed to serve a three year term, but this duration is kept under regular review. The Committee is also responsible for ensuring that Directors devote sufficient time to their role and, should concerns emerge, would address these on an exceptional basis.

The Committee, under authority delegated by the Board, also approves the appointment and (where appropriate) the removal of Trustees of the Group's pension schemes.

The Committee led the process for making appointments to the Board during 2006 in relation to both Executive and Non-executive positions, which included the appointments of Peter Cummings, Karen Jones, Jo Dawson, Benny Higgins and more recently Richard Cousins. The Committee also led the process in relation to Andy Hornby's appointment as Chief Executive, in succession to Sir James Crosby. Being closely familiar with his skills and experience, the Nomination Committee was able very quickly to confirm Andy as Chief Executive Designate when Sir James Crosby notified the Company of his intention to stand down.

The Committee also ensures that the process for making appointments is formal, rigorous and transparent as is demonstrated in its methodology described above. The Committee also keeps the composition of the Board and its Committees under review through a proper evaluation of the skills, knowledge and experience of Directors and the needs of the Group, the Board and its Committees to ensure best use is made of Non-executive Directors' skills.

Remuneration Committee
Membership
Membership of the Remuneration Committee in set out in the box overleaf. It must at all times comprise at least three Non-executive Directors. Given their complementary roles, the Board believes that a significant degree of overlap in the memberships of the Remuneration and Nomination Committees is desirable. David Fisher, Director Group HR, is Secretary to the Remuneration Committee.

Governance Report continued

At the invitation of the Remuneration Committee Chair, the Group's Chairman and the Chief Executive regularly attend Committee meetings to provide background and context on matters relating to the remuneration of other Executive Directors and other colleagues in the Group, but do not attend when their own remuneration or contractual terms are discussed. No Director is involved in determining his or her own remuneration or contractual terms.

Attendance at meetings
The Remuneration Committee must meet at least four times each year, and the actual number of meetings, along with attendance, is shown below. In addition, any Committee member or the Secretary may call a meeting as necessary. This frequency of meetings enables the Committee regularly to review, for Executive Directors and other senior colleagues, overall reward and the components thereof, in relation to the absolute performance and the relative competitiveness of the Group. The quorum for a meeting of the Committee is any two Committee members.

Membership of Remuneration Committee and frequency and attendance at meetings

Number of meetings held in year	7
Number of meetings attended in year:	
– Sir Brian Ivory (Chair)*	7
– Sir Ron Garrick	7
– Coline McConville	7
– Karen Jones*	3

* Karen Jones has attended all meetings held since her appointment to the Remuneration Committee on 1 July 2006. Sir Brian Ivory will step down from this Committee when he retires from the Board at the 2007 AGM, and will be succeeded as Committee Chair by Karen Jones.

Principal duties
Below are details of the Committee's work in 2006 and other key matters reserved to it:
- considering and recommending to the Board the remuneration policy for Executive Directors and other senior executives and determining the specific remuneration arrangements for the Chairman of the Company, Executive Directors and other direct executive reports to the Chief Executive;
- approving the contractual terms for the Chairman and the Executive Directors;
- operating and administering the incentive schemes of the Company for the Chairman, the Executive Directors and other senior executives;
- approving the salary review for Executive Directors and certain senior executives;
- determining contractual and discretionary payments to be made on the retirement, resignation and (where appropriate) dismissal of Executive Directors and other direct executive reports to the Chief Executive;
- providing advice in relation to the fees payable to external parties serving on Risk Control Committees and Non-executive Directors of the Group (but not of the Company) and the fees payable to pension scheme Trustees; and
- considering the policy and monitoring process for all Directors, and senior executives for holding shares in the Company.

Full details of remuneration policy and practice are in the Directors' Remuneration Report on pages 99 to 119. The Remuneration Committee Chair will be available at the AGM to answer shareholders' questions in regard to Directors' remuneration.

Relations with shareholders

Institutional shareholders
The Investor Relations team has primary, day-to-day responsibility for managing communications with institutional shareholders through a combination of briefings to analysts and institutional shareholders (both at the interim and year end results and throughout the year), site visits and individual discussions between institutional shareholders and Board members and key senior executives. Regular dialogue with shareholders helps to ensure that the Company's strategy is understood and that any queries or other issues are addressed in a constructive way.

There is also an annual audit of investor opinion which is undertaken on behalf of the Board. This takes the form of structured interviews with individual investors and is conducted by an independent external adviser. The 2006 audit was conducted with over 30 major investors in the UK, North America and Europe. Collectively these institutions represent a significant proportion of the institutional ownership of HBOS plc. All interviewees had held meetings with HBOS management over the previous 12 months, the majority of which were with Executive Directors. The audit gathered opinion on strategy, financial and operational results (including comments on individual divisions), management, corporate governance and investor communications. The views of these investors were reported to the HBOS plc Board on a non-attributable basis, giving the Board direct access to investor views on a wide range of performance metrics to help them to develop a balanced understanding of major shareholders. The annual audit of investor opinion complements monthly reports to the Board on market and investor sentiment and opinion.

Private shareholders
The Company Secretary & Group Counsel, primarily through the Shareholder Services team, oversees communications with private shareholders.

Each year shareholders receive the Annual Review & Summary Financial Statement and in addition, if they so choose, the Annual Report and Accounts. Shareholders can receive up-to-date information throughout the year on the Company's website, www.hbosplc.com. This provides share price information, financial results, copies of presentations to analysts and answers to frequently asked questions. A telephone helpline is available on 0870 702 0102 providing a contact point for shareholders on issues such as dividends and announcements.

As part of our ongoing review of shareholder perceptions a pilot research project was undertaken during the year, in which a sample of shareholders was interviewed about the services available to them. Shareholders' comments have informed our subsequent communication and, in particular, enhancements have been made to the 2007 AGM documents.

Annual General Meeting ('AGM')
The Company's AGM takes place at different UK locations each year to maximise opportunities for the Company's shareholders to attend. The AGM provides an opportunity for shareholders to hear about and question the Group's performance and the Directors' stewardship of the Company. Shareholders who wish to raise a question can submit it beforehand, or can ask it at the AGM. The Chairmen of the Audit, Remuneration and Nomination Committees are present at the AGM - along with other Directors - to answer shareholders' questions, through the Chairman of the Board, on the responsibilities and activities of their Committees. In the last three years our AGMs have been held in Birmingham, Edinburgh and Manchester, and the 2007 AGM will be held in Brighton.

2007 AGM - Voting
- Separate resolutions will be proposed on each separate issue, and details of all proposed resolutions will be sent to shareholders at least 20 working days beforehand.
- Voting will be conducted entirely on a poll.
- Shareholders will be able to vote for or against each resolution or to select 'vote withheld'. (A 'vote withheld' is not a vote in law and will not be counted in the proportion of votes cast for or against any resolution).
- The results of voting will be announced to the UK Listing Authority and will appear on our website www.hbosplc.com, on 26 April 2007.
- In order to make the proxy appointment process as easy as possible for shareholders who can't attend the AGM in person and to encourage shareholder engagement, the Company provides both electronic and written proxy appointment facilities for all shareholders.

remuneration policy and practice
For the year ended 31 December 2006

Dear Shareholder
I am delighted to introduce this, our fifth, HBOS Remuneration Committee Report for which we will be seeking approval from shareholders at our Annual General Meeting. It is my final report as Chair of the Committee. Karen Jones, a fellow Non-executive Director, will take over as Chair immediately following the Annual General Meeting in April 2007.

We introduced our current remuneration policy for our most senior colleagues (now about 215 in all) at the start of 2002, immediately following the establishment of HBOS plc. Our remuneration principles have changed little since then and, in broad terms, are as follows:
- we have a median salary policy and manage actual salaries broadly up to this position;
- we set clear and tough targets under our short term incentive ('STI') schemes - and we inform shareholders of our performance against those targets and the resulting STI outcomes;
- we operate a "nowt for nowt" long term incentive ('LTI') scheme: if we do no better than matching our competitor average in terms of returns for shareholders, our top 215 colleagues get no LTI; and
- we ensure that we have a clear correlation between overall reward and corporate performance, both in the short and the long term.

We believe that we are at the forefront, among our competitors, of operating in such a robust and transparent remuneration environment.

Following the five full calendar years that our remuneration policy has been in place, I can report that:
- during that period, and following regular reviews by the Committee, we have maintained the key characteristics of our policy and have not seen a need for fundamental change;
- we have gained strong support for our policy and practice from shareholders generally, as recently evidenced by support from almost 99% of shareholders who voted on the 2004 and 2005 Remuneration Committee Reports;
- we have maintained regular and open dialogue with our major shareholders and their representative bodies and have enjoyed welcome support and advice from them on remuneration matters; and
- we have examined how well incentive awards made in previous years have aligned with both shareholders' interests and the Group's performance and have concluded that alignment is strong.

Specifically, on that latter point we have looked back over the first five full calendar years of HBOS (2002-2006) in order to assess the correlation between corporate performance and incentive outcomes.

Under the STI arrangements, we have used consistent measures - profitability, earnings per share ('EPS') and return on equity ('ROE'). Over the five year period these have risen, on average, by about 17.3% p.a., about 16.1% p.a. and about 6.7% p.a., respectively. **Even though we have delivered double digit profit growth each year, our STI payments have, on average, been only about one third of the way from the target levels towards the maximum levels.**

Our consistent delivery of operational performance also shows through in our strong relative total shareholder return ('TSR') performance and in the rewards which our shareholders - and also our colleagues - enjoy as a result. Specifically, under the LTI arrangements, we have again used a consistent measure - TSR - and over the five year period, we have, on average, outperformed our competitors annually by about 5% – and HBOS's absolute TSR over that period has been about 69%. In terms of incentive outcomes, we have made payments, on average, at about 90% of maximum levels. **Overall, over this period, shareholders have enjoyed about £11bn of added value over and above the cumulative annual growth delivered by our weighted average comparator group; our LTI payments to colleagues have represented approximately 1.5% of this gain.**

Every year since 2002, all incentive outcomes earned by Executive Directors have, at their choice, been taken in HBOS shares, rather than in cash.

In 2005, we conducted a wide ranging review of remuneration policy for our most senior colleagues and, as explained in last year's report, we decided to:
- cease, from Pensions 'A-Day' in April 2006, service-related pension accrual for those whose pension pots then exceeded the £1.5m Lifetime Allowance. We replaced that remuneration element with a simple but generally lower value annual taxable cash allowance of 25% of salary;
- maintain the LTI scheme for our most senior colleagues, in its current form. It pays nothing for average performance and pays linearly increasing amounts as we add more value for shareholders relative to that created by our competitors - with about 1.5% of that relative added value going to participants and 98.5% going to shareholders generally; and
- maintain the structure of the existing STI scheme and introduce, from January 2006, a second element to the STI scheme for our 50 most senior colleagues who collectively, are the principal drivers of not only divisional operating but also Group operating and Group shareholder performance.

One year later, it is apparent that many competitors have increased incentive opportunities quite significantly and appear to have made relatively strong STI payments for relatively average performance. Furthermore, the changes we have made in response to the Pensions 'A-Day' legislation, which bring greater transparency and performance orientation to the HBOS reward proposition, have been followed, so far, by very few others.

We must be competitive on our reward offerings. So, to retain our best colleagues and to recruit and retain the best from elsewhere, we propose further changes from 2007 - but on a basis which continues to align colleague and shareholder interests.

Firstly, as established readers of our reports will know, we actively encourage colleague shareholding, most significantly through our 'sharekicker' facility. This allows colleagues to invest their STI outcomes in HBOS shares and to get 50% more after three years if they stay with us. We intend to sustain that scheme for the vast majority of colleagues.

But, from 2007, for our most senior 215 colleagues, sharekicker will become much more performance-linked. Like our existing LTI, it will work on a "nowt for nowt" principle. So, if we do not grow EPS, in real terms, over the three year sharekicker period, senior colleagues will just get their own invested money back with no enhancement. Our rigorous "nowt for nowt" approach in relation to mediocre performance flows through into an equally rigorous approach when we perform well. So, if we deliver real EPS growth of 12% p.a. or more over three years, colleagues will get a 200% return on their sharekicker investment.

Secondly, for Executive Directors (and subject to shareholder approval at our Annual General Meeting), we will increase conditional share grants under our existing LTI from 100% to 133.33% of salary.

The changes we are making recreate the opportunity for colleagues to receive competitive incentive outcomes but only if they create additional value for shareholders through real EPS growth and relative TSR growth. We construct all our incentives so that all our colleagues have a very clear performance:reward link - and one that is increasingly performance focused and longer term in nature, as colleague seniority increases.

The changes mean that our suite of incentive schemes for 2007 for our top 215 colleagues will be:

Core STI (1 year)
Purpose: To motivate achievement of divisional operating objectives over one year.
Performance measures and drivers: Will vary by level of seniority and function. May include divisional sales, costs, profitability, risk management delivery and/or customer service delivery.

Extended STI (2 years) (top 50 colleagues only)
Purpose: To motivate consistent achievement of Group operating objectives over more than one year.
Performance measures and drivers: Group profitability, operating expenses and EPS.

LTI - TSR (3 years)
Purpose: To incentivise relative and absolute overall share performance. To align shareholder and senior colleague interests.
Performance measures and drivers: Relative TSR with secondary absolute TSR.

LTI - EPS (3 years)
Purpose: To incentivise consistent improvement in real EPS and to encourage colleagues to invest core STI and extended STI outcomes in shares.
Performance measures and drivers: Real EPS growth.

In the full report which follows, we have produced transparent and extensive technical details, as we have done for the past four years.

We welcome questions and feedback from all shareholders on both the content and the transparency of the report.

We believe our remuneration policy is right for our shareholders and right for our colleagues - and we encourage all shareholders to support this report at the Company's forthcoming (2007) Annual General Meeting.

Sir Brian Ivory
Chair
Remuneration Committee
27 February 2007

1. What this report covers

This report to shareholders:

– sets out our remuneration policy;
– explains the policy under which our Chairman, our Executive Directors, the next two most senior groups of colleagues and our Non-executive Directors were remunerated for the year ended 31 December 2006; and
– sets out tables of information showing individual details of the salary, incentive, share and pension interests of all the Directors for the year ended 31 December 2006.

2. Role and membership of the committee and compliance issues
The Remuneration Committee (the 'Committee') is a committee of the Board. Your Board believes that a properly constituted and effective Remuneration Committee is key to ensuring that Executive Directors' and other colleagues' remuneration is aligned with shareholders' interests and that it motivates Executive Directors and other colleagues to enhance the absolute performance and the relative competitiveness of the Group. The full Terms of Reference of the Remuneration Committee can be found at www.hbosplc.com/abouthbos/remuneration_committee.asp.

The members of the Committee during 2006 were all independent Non-executive Directors, as shown below:
Sir Brian Ivory (Chair)
Sir Ron Garrick
Karen Jones (joined 1 July 2006)
Coline McConville

At the invitation of the Chair of the Committee, the Group's Chairman and the Chief Executive attend Committee meetings to provide background and context on matters relating to the remuneration of the other Executive Directors and other colleagues in the Group, but do not attend when their own remuneration or contractual terms are discussed. No Director is involved in determining his or her own remuneration or contractual terms.

During 2006, the Committee met on 7 occasions and the attendance of Committee members is as shown below:
Sir Brian Ivory (Chair) – 7 meetings
Sir Ron Garrick – 7 meetings
Karen Jones – 3 meetings (of a possible 3)
Coline McConville – 7 meetings

This frequency of meetings enables the Committee regularly to review, for Executive Directors and other senior colleagues, overall reward and the components thereof, in relation to the absolute performance and the relative competitiveness of the Group.

The performance of the Committee is evaluated as part of the overall evaluation of the performance of the Board as a whole and of each Non-executive Director, as set out in the Corporate Governance Report on pages 93 to 98.

Full details of the Group's approach to Corporate Governance, including compliance with the Combined Code, are also included in that report.

The Board has approved this report. A resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve this report, as required by the Companies Act 1985.

The report complies with the requirements of all relevant regulations under the Companies Act 1985 and the Combined Code.

Section 10 of this report has been audited by KPMG Audit Plc, with the exception of Section 10.3.1 (Shares), Notes 5 and 10 to Table 6a within Section 10.3.3 (TSR performance), Section 10.3.7 (Interest in Shares under Trusts) and Section 10.3.9 (Statutory Performance Graph), which do not fall to be audited.

3. Advisors to the committee
During 2006, David Fisher, Director, Group HR, acted as Secretary to the Committee and provided advice to it. Ian Goodwin, previously Secretary to the Committee, continued to provide advice to it. Harry Baines, Company Secretary, also provided advice to the Committee. In addition, the Committee sought independent external advice on remuneration matters. The Committee does not retain a lead advisor but uses organisations best suited to undertake specific projects from time to time. During 2006, the Committee took advice, directly or indirectly, from:
– Watson Wyatt Limited, in relation to pension issues; a partner from this organisation acts as Trustee Actuary to the Group's final salary pension scheme;
– Mercer Human Resource Consulting, in relation to pension issues; this organisation also acts as Corporate Actuary to the Group;
– Hay Group, in relation to remuneration issues; this organisation also advises the Group on a range of remuneration issues;
– New Bridge Street Consultants LLP, in relation to various policy and remuneration issues and in relation to the preparation of this report; and
– Linklaters, in relation to various legal issues and in relation to the preparation of this report; this organisation also provides legal advice to the Group on remuneration and on a wide range of other issues.

In the opinion of the Committee, there were no conflicts of interest during 2006 in relation to these organisations advising the Group, the pension scheme trustees and the Committee.

4. Service contracts
The Chairman of the Group is covered by a contract which extends to 30 June 2008. If the contract is terminated by the Group prior to the expiry of the term, contractual compensation equivalent to the fees payable during the balance of the term (subject to a maximum compensation equivalent to one year's fees) may, in certain circumstances, be payable.

All the Executive Directors have rolling contracts which can be terminated by the Group on one year's notice or by the Director on six months' notice. If any contract is terminated by the Group prior to the expiry of the term, contractual compensation up to the equivalent of one year's basic salary may, in certain circumstances, be payable. There is no contractual compensation entitlement for any of the Directors beyond this. Executive Directors are expected to make reasonable efforts to mitigate any loss arising from early termination of their contracts.

There are no provisions in service contracts which provide for enhanced terms on a change of control of the Group.

It is the Committee's policy to design contracts for any newly recruited Executive Directors in a comparable form to the contracts of existing Executive Directors.

Non-executive Directors are appointed by letter for an initial term of three years. They will usually serve a second three year term. Where the Board is satisfied that it is in the interests of the Group and its shareholders, a Non-executive Director may be asked to serve a third three year term.

Notwithstanding these three yearly terms, appointments of Non-executive Directors can be terminated at any time on one month's written notice given either by the individual Director or by the Group.

5. External appointments
The Group recognises that Executive Directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not impact materially on their executive duties, Executive Directors are generally encouraged to accept one such appointment. They may retain any resulting fee. In certain circumstances, two such appointments may be permitted. The fees payable in respect of any second appointments are donated to charity.

6. Share ownership
The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to acquire shares as a result of:
- the **free share plan** (up to £3,000 p.a.);
- the **sharesave plan** (based on contributions of up to £3,000 p.a.);
- the **sharebuy plan** (based on contributions of up to £1,500 p.a. or 10% of salary, whichever is the lesser) (this is being introduced in 2007);

(These three plans are set up within the approved HMRC legislative framework which can confer tax advantages on UK colleagues.)
- the **short term incentive plan** for all other than the most senior 215. Colleagues can opt to take the whole or part of their incentive in shares rather than in cash. Those who take their incentive in shares, retain them for three years and remain with the Group for that period (or rank as qualifying leavers) receive a guaranteed 50% enhancement of such shareholding (this facility is termed 'sharekicker');
- the **long term incentive plan linked to the core and extended short term incentive plans**. For the most senior 215, colleagues can opt to take the whole or part of their incentive in shares rather than in cash. Those who take their incentive in shares, retain them for three years and remain with the Group for that period (or rank as qualifying leavers) may receive no enhancement or may receive up to a 200% enhancement of such shareholding depending on the real growth in the Group's EPS over the three year period. There is a real "at risk" element to this component (this is being introduced from the start of 2007);
- the **long term incentive plan linked to TSR performance**. For the most senior 215, share grants of varying percentages of salaries are made and colleagues may receive none of the grant or may receive up to 200% of the grant depending on the Group's annualised TSR compared to the annual weighted average TSR of a basket of comparator companies. There is also a real "at risk" element to this component; and
- **personal purchase** using the Group's, or other, sharedealing facilities.

These arrangements assist colleagues throughout the Group to acquire shares. They form a key element of the Group's sustained and, we believe, differentiating commitment to encouraging share ownership by as many colleagues as possible.

The Group requires all of its Directors (including the Chairman and the Non-executive Directors), together with other senior colleagues, to acquire and retain significant numbers of shares relative to base salaries or fees. In the case of each Director the value of the shareholding is required to be at least 100% of base salary or base fee, based on average personal shareholdings, within three years of appointment. All such colleagues satisfied these requirements in 2006. It is pleasing to report that the average holding of Executive Directors who had been in post for at least three years at the end of 2006 was about six times the minimum requirement – a strong vote of confidence in the Group's future prospects.

7. Remuneration policy for Executive Directors and other senior colleagues
To deliver its objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.

The remuneration policy for Executive Directors and their most senior colleagues is aligned with this objective. Accordingly, the focus of remuneration policy is not simply on salary but is increasingly weighted towards incentive plans that are aligned with the delivery of both shorter term operating plans and longer term increases in shareholder value.

The practical delivery of this policy is achieved through a number of objectives which have remained largely stable since 2002. However, in 2006, the Group modified both its short term incentive plan and its pension policy (as explained in last year's report) and, in 2007, the Group intends (subject, in respect of one element, to shareholder approval at our Annual General Meeting) to make further changes to incentive plans, most significantly by introducing a second long term incentive plan. The resulting objectives for 2007 will therefore be as follows:
- salary policy will be set at around market median for the financial services sector though, in practice, salaries are managed broadly up to this position;
- the short term incentive plans will be based on the delivery of operating plans; and
- the long term incentive plans will be focused on both the creation of relative additional shareholder value and the creation of real growth in EPS. Participants in these plans will not receive any payments under them unless either:
  - the Group's relative TSR is above that of the finance sector as measured using the weighted average TSR of a comparator group of companies. This long term plan is highly geared so that average performance (or worse) generates no reward but outstanding performance generates a high level of reward; or
  - the Group's growth in EPS is above that of the growth in the Retail Prices Index. This long term plan is also highly geared so that no real performance improvement (or worse) generates no reward but outstanding performance generates a high level of reward.

The Committee has appropriate procedures in place to ensure that these policies are followed in practice.

The changes we are making to our remuneration structures are set out in Sections 7.3 and 7.4. There are no further plans at present to make any changes to this remuneration policy for 2007 and beyond.

In broad terms, for 2007 and beyond, for every £100 of target reward for Executive Directors, about £30 is fixed and £70 is performance contingent. Sustained exceptional performance can result in a further £100 of reward. Of the performance element of reward, between 13.5% and 22% is based solely on annual performance with the rest based on longer term performance.

For remuneration purposes, roles in HBOS fall into one of ten categories, Levels 1-9 and the Executive Directors.

This report covers colleagues who fall into Level 8 and above, about 50 colleagues in all, but with emphasis on Executive Directors. The report also covers the Chairman and the Non-executive Directors. The Appendix gives broad details of remuneration arrangements for colleagues in Levels 1-7.

7.1 Salary
Salary benchmarks are reviewed annually; taking account of information from independent sources on salary rates for comparable jobs in the finance sector and in other selected major listed companies. Actual salaries are normally reviewed annually in May but can be reviewed at any time. There is no automatic or guaranteed annual salary increase.

The benchmarking process is both extensive and rigorous. It is designed to ensure that actual salaries are managed up to broadly the median salary policy adopted by the Committee. Specifically, the Committee considers data sourced from Hay Group and New Bridge Street Consultants LLP; as well as data sourced from annual reports and accounts of other relevant companies. These include selected companies from the 'FTSE 20' – comprising an equal number of companies, by market capitalisation, bigger than and smaller than HBOS – together with other major banks, insurance companies and retailers.

Base salaries of the Executive Directors after the most recent review with effect from 1 May 2006 and at 31 December 2006, were:

Peter Cummings £570,000, Jo Dawson £455,000, Benny Higgins £625,000, Andy Hornby £870,000 (from 1 August 2006), Phil Hodkinson £615,000, Colin Matthew £575,000. The significant salary increase for Andy Hornby was largely attributable to his promotion to Chief Executive with effect from 1 August 2006.

Until the date of his leaving on 31 July 2006 Sir James Crosby's base salary was £875,000.

At 31 December 2006, the average salary for those in Level 9 was £290,000; the upper quartile was £315,000 and the lower quartile was £260,000; and for those in Level 8 the average was £219,000; the upper quartile was £241,000 and the lower quartile was £187,000.

7.2 Incentive plan philosophy
The purpose of the incentive plans is to provide a direct link between each individual's remuneration and three components of performance, namely their own, that of the business they work in and that of the total Group, both over the shorter and the longer term.

All Executive Directors and a substantial majority of other senior colleagues with HBOS-wide portfolios participate in incentive plans which are Group-wide. Performance targets and levels of participation differ in order to align overall individual remuneration with the Group's policy objectives outlined earlier. Different, market specific, arrangements exist for a small number of senior colleagues within the Group.

Payment of incentives, for Executive Directors and certain other individuals, is subject to the approval of the Committee. Except in certain exceptional circumstances in respect of initial periods of employment, it is the Committee's policy that no Executive Director should have a contractual right to an incentive.

Incentive arrangements to apply during 2007 are set out below.

7.3 Shorter term incentive plans
The shorter term incentive plans for Executive Directors and colleagues in Level 9 and Level 8 have two key elements.

The **first element**, operated annually, rewards the achievement of annual line of sight operating plan objectives – those for which the individual has prime or material contributory accountability. It is an annual scheme based on annual performance. Payment levels which apply for the 2007 plan are as follows:

Category	Incentive for 2007 as a % of annual salary	
	Target	Maximum
Executive Directors	60	90
Level 9	50	75
Level 8	40	60

Any incentive outcome from the 2007 plan is crystallised for participants in March 2008 but then may be invested in shares for three years until March 2011 (see Section 7.4).

For Executive Directors and certain senior colleagues, payment of target incentive will require the achievement of targets which include EPS, profitability and operating expenses. For others, payment of target incentive will require the achievement of divisional or functional operating plan targets which might include sales, costs, profitability, risk management and/or customer service components.

The **second element**, operated annually, rewards the sustained achievement of Group operating plan objectives, for which Executive Directors and colleagues in Level 9 and Level 8 have aggregate contributory responsibility, through a combination of annual and biennial performance. Group performance is again measured using EPS, profitability and operating expenses. Payment levels which apply for the 2007-2008 cycle of the plan are as follows:

Category	Incentive for 2007-2008 as a % of annual salary							
	Target				Maximum			
	2007	2008	2007-08*	Total	2007	2008	2007-08*	Total
Executive Directors	10	10	10	30	15	15	15	45
Level 9	8.33	8.33	8.33	25	12.5	12.5	12.5	37.5
Level 8	6.67	6.67	6.67	20	10	10	10	30

*Payable only if 2007 and 2008 targets/maxima are attained.

Any incentive outcome from the 2007-08 plan is crystallised for participants in March 2009 but then may be invested in shares for three years until March 2012 (see Section 7.4).

The incentive levels for both the first and second elements of the plan are generally similar to, but marginally higher than, those which applied in 2006 and 2006-07. The Committee is proposing to increase certain incentive levels for these plan elements to address, in part, a clear shortfall in HBOS's competitive remuneration position in the financial services sector.

There is a separate additional core short term incentive plan for one Executive Director, Peter Cummings, to recognise and respond to market practice in his divisional specialism. The levels of the incentive payments under this additional plan are dependent on the extent to which Peter Cummings achieves his divisional operating plans. The additional incentive opportunity was a target incentive of 50% of salary (and a maximum of 75% of salary) for 2006 and will be a target incentive of 100% of salary (and a maximum of 200% of salary) for 2007, payable in a mixture of cash and shares.

7.4 Longer term incentive plans

The longer term incentive plans for Executive Directors and colleagues in Level 9 and Level 8 have two key elements.

Under the **first element**, participants are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares, using the average market price in the last ten business days of the previous financial year. For awards in 2007, grant levels (subject to shareholder approval at our Annual General Meeting in respect of Executive Directors) will be as follows:

Category	Conditional share grant as a % of salary
Executive Directors	133.33
Level 9	100
Level 8	66.67

The number of shares ultimately released to participants under the plan is dependent on the Group's annualised TSR (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and reinvestment of dividends or other income) over three year periods, compared to the annualised weighted average TSR of a basket of comparator companies (Alliance & Leicester; Aviva; Barclays; Bradford & Bingley; Legal & General; Lloyds TSB; Northern Rock; Prudential; Royal Bank of Scotland; and Royal & Sun Alliance) over equivalent periods.

For awards in 2007, any releases early in 2010 will be as follows:

Group's relative TSR performance	Amount released as a % of share grant
0% p.a. (or below)	0
+3% p.a.	100
+6% p.a. (or above)	200

Intermediate positions will be determined by interpolation.

If the relative TSR performance does not exceed 0% p.a. after three years, the conditional share grant lapses. There is no retest in this or any other circumstance.

The Committee believes that TSR is an appropriate performance measure because it is a robust and transparent measure of the creation of shareholder value; that a relative measure is more competitively appropriate than an absolute one; and that a weighted average group made up of the biggest domestic banking and insurance companies is the most valid comparator and gives a more effective performance test than a traditional ranking-based league table.

Calculations of TSR performance are performed independently of the Group by New Bridge Street Consultants LLP for the purposes of determining outcomes under the plan.

Provided that the weighted average TSR of the comparator companies is at least 0% p.a., HBOS shareholders will have to enjoy an additional return equivalent to at least £8bn over 2007-2009 for share grant participants in 2007 to enjoy maximum releases early in 2010. The estimated face value of conditional share grants for 2007 is about £22.4m in respect of about 205 participants. Maximum releases would amount to about £44.8m plus share growth plus dividends.

Under the **second element**, participants may choose to invest some or all of their cash shorter term incentive outcomes (as described in Section 7.3) in the Group's shares for a three year period; with the number of shares ultimately released to participants under the plan dependent on the Group's annualised real growth in EPS in excess of the Retail Prices Index. For investments early in 2007, releases early in 2010 will be as follows:

Group's real EPS performance	Amount added as a % of amount invested
0% p.a. (or below)	0
+6% p.a.	100
+12% p.a. (or above)	200

Intermediate positions will be determined by interpolation.

If the real EPS performance does not exceed 0% p.a. after three years, the investment opportunity lapses. There is no retest in this or any other circumstance.

The Committee believes that EPS is an appropriate performance measure because it is a robust and transparent measure and regarded as the best rounded long term absolute measure of financial performance.

This second element of the longer term incentive plans replaces 'sharekicker' for Executive Directors and colleagues in Levels 9 and 8 (as set out for Executive Directors in Section 10.3.2). Colleagues with existing sharekicker entitlements from March 2005 and/or March 2006 will be given the opportunity to transfer these interests into this new incentive plan in March 2007 but only linked to the performance of prospective (and not retrospective) real growth in EPS.

Executive Directors and colleagues in Level 9 and Level 8 have never been granted executive share options by HBOS and will not be granted executive share options in 2007. There are no plans to grant executive share options to these individuals in future years.

The Executive Directors and other senior colleagues may participate in the free share plan and in the sharesave plan. The Executive Directors and other senior colleagues will also be able to participate in the sharebuy plan being introduced for all eligible UK colleagues in 2007. These are all standard HMRC approved schemes available to nearly all colleagues, with no performance conditions.

These overall long term incentive levels are higher than those which applied in 2006. The Committee is proposing to increase the overall potential incentive levels to address, in part, a clear shortfall in HBOS's competitive remuneration position in the financial services sector.

7.5 Benefits
Each senior colleague is provided with benefits, which principally comprise a company car (or cash in lieu), pension arrangements or allowances, paid leave, healthcare cover and preferential terms for some Group products.

Individuals are generally included in membership of HMRC approved final salary pension arrangements and, for certain individuals who joined the Group after 1989, for membership of separate final salary pension arrangements. These arrangements, taken together, provide a personal pension benefit based on salary only. The arrangements also provide a lump sum life assurance benefit of four times salary and pension benefits for spouses/dependants and qualifying children.

The final salary pension arrangements are closed to new entrants. All recruits since October 2002 have been, and future recruits will be, included in HMRC approved money purchase pension arrangements or separate arrangements of equivalent value. These arrangements also provide a lump sum life assurance benefit of four times salary.

All tax-approved benefits are subject to HMRC limits. Pension entitlement is based on salary only.

In April 2006 service related pension accrual under final salary pension arrangements ceased for those whose pension interest then exceeded the Lifetime Allowance of £1.5m. In broad terms, this is equivalent to a maximum pension of £75,000 p.a., or such higher amount as had accrued by April 2006. Similar cessations applied under money purchase pension arrangements. Affected colleagues receive an annual non-pensionable cash allowance of 25% of salary, payable monthly, in lieu of such service related pension accrual or money purchase pension contributions. This cash allowance will not count as salary for the purposes of the incentive schemes.

Similar cessations will take effect in April 2007 (and in each subsequent April) as more colleagues' pension interests exceed the Lifetime Allowance applicable at that time.

8. Remuneration policy for the Chairman
The remuneration policy for the Chairman recognises that, whilst the Chairman was independent of the organisation when he joined it, he is not now regarded as independent. The Chairman plays an active role in influencing the strategic direction of the Group and ensuring overall performance delivery. Therefore we believe that it is entirely appropriate that the Chairman's reward arrangements are based on a mixture of a base fee and performance-related long term incentive.

The base fee of the Chairman after the most recent review with effect from 1 July 2006, and at 31 December 2006, was £680,000.

In addition, as has been the case in HBOS since 2002, the Chairman is included in a long term incentive plan equivalent to that described in the first part of Section 7.4. He receives an annual conditional grant based on 100% of his fee which is otherwise subject to the same performance conditions as apply to Executive Directors.

The Committee established the long term incentive plan for the Chairman through a separately constituted scheme, for two reasons. Firstly, so that shareholders could vote on this scheme quite separately from any vote on the scheme applying to Executive Directors. Secondly, for legal reasons, because the Chairman is not an employee of the Group and cannot therefore be included in the share-based long term incentive plan described in the first part of Section 7.4 as that plan is available to employees only. In practice, however, the scheme which applies for the Chairman is a mirror image of the scheme applying to Executive Directors, save that the annual conditional grant is based on, and will remain at, 100% of his fee.

There is no other incentive plan and there are no benefits (car or cash in lieu, pension, paid leave, healthcare) for the Chairman. The Chairman is reimbursed for a proportion of his office expenses.

The Committee does not seek precisely to calibrate the Chairman's reward to a particular time commitment: in practice the Chairman has always been available as required by the Group and, in broad terms, spends about half his working time on HBOS business.

9. Remuneration policy for Non-executive Directors
Remuneration for Non-executive Directors consists solely of fees. There are no short term incentive plans or long term incentive plans or benefits (car or cash in lieu, pension, paid leave, healthcare) for Non-executive Directors.

The current base Board membership fee for each Non-executive Director after the most recent review, effective from 1 May 2006, is £57,750. In addition, fees are paid for services on committees and for directorships of subsidiaries and joint ventures.

Fees are set based on comparisons with other Non-executive Director fees and time commitments in comparable companies.

10. Directors' remuneration for the year ended 31 December 2006

10.1 Emoluments

Table 1a below has been prepared in accordance with regulatory requirements in respect of Directors' remuneration for the year ended 31 December 2006.

Table 1a

	Notes	Salary including fees & further remu-neration £000	Taxable benefits and allow-ances £000	Annual cash incentive for 2006 £000	Deferred share incentive for 2003 £000	Total year ended 31.12.06 £000	Compa-rative total year ended 31.12.05 £000	Total year ended 31.12.06 excluding the pension allowance £000	Total year ended 31.12.05 excluding the pension allowance £000
Chairman									
Dennis Stevenson	4	**628**	-	-	-	**628**	563	**628**	563
Executive Directors									
Peter Cummings	1,2,3,7,8,9	**547**	**119**	**825**	**16**	**1,507**	-	**1,402**	-
Jo Dawson	2,3,7,8	**303**	-	**211**	-	**514**	-	**514**	-
Benny Higgins	1,2,3,7,8	**517**	**104**	**435**	-	**1,056**	-	**952**	-
Phil Hodkinson	1,2,6,7,8,9	**602**	**127**	**428**	**150**	**1,307**	1,006	**1,193**	1,006
Andy Hornby	1,2,6,7,8,9	**787**	**177**	**606**	**180**	**1,750**	1,298	**1,597**	1,298
Colin Matthew	1,2,8,9	**567**	**126**	**400**	**150**	**1,243**	976	**1,136**	976
Non-executive Directors									
Charles Dunstone	5	**75**	-	-	-	**75**	66	**75**	66
Sir Ron Garrick	5	**213**	-	-	-	**213**	183	**213**	183
Anthony Hobson	5	**250**	-	-	-	**250**	204	**250**	204
Sir Brian Ivory	5	**142**	-	-	-	**142**	129	**142**	129
Karen Jones	3,5	**62**	-	-	-	**62**	-	**62**	-
Coline McConville	5	**111**	-	-	-	**111**	92	**111**	92
Kate Nealon	5	**138**	-	-	-	**138**	105	**138**	105
David Shearer	5	**109**	-	-	-	**109**	89	**109**	89
Former Directors									
Sir James Crosby	1,3,6,7,9	**510**	**104**	**354**	**264**	**1,232**	1,727	**1,159**	1,727
George Mitchell	3	-	-	-	-	-	1,118	-	1,118
Mark Tucker	1,3	-	-	-	-	-	340	-	197
John Maclean	3	-	-	-	-	-	73	-	73
Total		**5,561**	**757**	**3,259**	**760**	**10,337**	7,969	**9,681**	7,826

Notes to Table 1a

Note 1:

The table includes in 'taxable benefits and allowances' the non-pensionable cash allowances of 25% of salary, payable monthly, to those Executive Directors who have no service-related accrual of pension benefits. The allowances paid in 2006, which generally relate to nine month periods, were: Sir James Crosby £72,917 (four months), Peter Cummings £105,417, Benny Higgins £104,167 (eight months), Phil Hodkinson £114,479, Andy Hornby £152,708 and Colin Matthew £107,292. The allowance paid in 2005 to Mark Tucker was £142,647 on terms set out in last year's report. Comparative year end totals excluding the non-pensionable cash allowances are also detailed.

Note 2:

The annual cash incentive amounts, approved by the Committee, relate to performance under the short term incentive plan in 2006 against targets for EPS and ROE and profitability. The target cash incentive was 50% of salary and the maximum cash incentive was 75% of salary. The actual cash incentive outcome for 2006 was 69.65% of salary. Both the target cash incentive level and the actual cash incentive outcome exclude the additional incentive arrangements for Peter Cummings. Annual cash incentive figures exclude potential sharekicker enhancements for any element of the incentive taken in shares. Details of potential sharekicker enhancements from earlier years are set out in Table 5a and Table 5b. The deferred share incentive amounts, approved by the Committee, relate to the release, during 2006, of the additional shares under sharekicker as set out in Table 5a and Table 5b.

Note 3:

Peter Cummings was appointed as an Executive Director on 1 January 2006. His contract, incentives and benefits are in a form comparable to that for existing Executive Directors except that he has an additional short term incentive plan as described in Section 7.3.

Jo Dawson was appointed as an Executive Director on 1 May 2006. Her contract, incentives and benefits are in a form comparable to that for existing Executive Directors.

Benny Higgins was appointed as an Executive Director on 1 May 2006. His contract, incentives and benefits are in a form comparable to that for existing Executive Directors except that he has certain temporary components of his remuneration which compensate for remuneration lost when leaving his previous employer. The table includes an amount of £100,000 (column 3) paid to him when he joined the Group; and includes an amount of £145,000 (column 5) which represents the backdating of his incentive to the start of 2006. Table 6a gives details of other temporary components of his remuneration.

Karen Jones was appointed a Non-executive Director on 24 January 2006.

Sir James Crosby retired as an Executive Director on 31 July 2006. He participated in the first element of the short term incentive plan, as described in Section 7.3, for the first seven months of 2006. He did not participate in the second element of the short term incentive plan, as described in Section 7.3; nor did he participate in the long term incentive plan starting in 2006, as described in Section 7.4. He received no pension enhancement and no termination payment.

George Mitchell, Mark Tucker and John Maclean ceased to be Directors in 2005 based on terms set out in last year's report.

Note 4:
The fee payment to Dennis Stevenson comprises payments made to him personally in respect of his service as Chairman of the Group of £627,500 (2005 - £562,500).

Note 5:
From 1 May 2005 the basic Board membership fee payable to Non-executive Directors was at a rate of £50,000 p.a. and from 1 May 2006 it was increased to a rate of £57,750 p.a. The basic Board membership fee covers the range of duties and responsibilities associated with Non-executive Directorship, including attending Board meetings and the Annual General Meeting.

The figures shown in the table above also include fees for services on committees of the Board, details of which are set out in the Corporate Governance Report on pages 93 to 98. The levels of fees for some Non-executive Directors reflect the significant time spent by them on such committee duties.

The figures shown in the table above also include fees for services as Directors of subsidiaries and joint ventures; and for services on other committees. The fees in relation to these subsidiaries, joint ventures and other committees were as follows:

Table 1b

	2006 £000	2005 £000
Charles Dunstone	**20**	17
Sir Ron Garrick	**-**	-
Anthony Hobson	**116**	85
Sir Brian Ivory	**34**	33
Karen Jones	**-**	-
Coline McConville	**20**	17
Kate Nealon	**59**	40
David Shearer	**30**	26
John Maclean	-	55
Total	**279**	273

Note 6:
The salaries shown for Sir James Crosby, Phil Hodkinson and Andy Hornby are the amounts of salary they would have received had they not given up £5,718, £5,441 and £4,488, respectively, as additional pension contributions. Short term incentives, long term incentives and pension entitlements have been calculated by reference to salaries prior to the reductions for additional pension contributions.

Note 7:
Certain Executive Directors are non-executive directors of other companies. Their roles and fees were as follows:

Sir James Crosby was a Non-executive Director of ITV plc during 2006 for which he received fees until his retirement from HBOS on 31 July 2006 (which he retained) of £29,167.

Sir James Crosby was a Non-executive Director of the Financial Services Authority during 2006 for which he received fees until his retirement from HBOS on 31 July 2006 of £17,396 which he donated to charity.

Sir James Crosby was a Non-executive Director of St. James's Place plc during 2006. The fees were paid directly to HBOS and not to him personally. Sir James Crosby resigned as a Non-executive Director on 31 May 2006.

Andy Hornby was a Non-executive Director of GUS plc (until 10 October 2006)/Home Retail Group plc (from 11 October 2006) for which he received fees (which he retains) of £37,225. In addition, the annual rate of share based fee (which he retains) is 2,500 ordinary shares in GUS plc, and an amount of £14,937 (in lieu of ordinary shares in Home Retail Group plc).

Andy Hornby and Jo Dawson were appointed Non-executive Directors of St James's Place plc on 31 May 2006. The fees are paid directly to HBOS and not to them personally.

Phil Hodkinson was appointed a Non-executive Director of BT Group plc on 1 February 2006 for which he received fees (which he retains) of £48,333. Phil is also a Director of Business in the Community for which he received no fees.

Jo Dawson was appointed to the Association of British Insurers on 12 July 2006. No fees are paid.

Peter Cummings was a Director of The Maggie Keswick Jencks Cancer Caring Centres during 2006. No fees are paid.

Benny Higgins was appointed a Non-executive Director of Sainsbury's Bank plc on 2 May 2006. No fees are paid.

Benny Higgins was appointed a Non-executive Director of Visa Europe Limited on 12 May 2006 for which he received fees (which he retains) of Euro 10,000.

Note 8:
The annual cash incentives for 2006 may be applied, if participants so choose, to buy shares in March 2007 under the arrangements described in Section 7.4. The deferred share incentives for 2003 are the values of additional shares released in 2006 if participants chose to buy shares in March 2003 with their annual cash incentive under the arrangements described in Section 10.3.2.

Note 9:
Taxable benefits and allowances comprise the benefits in kind values of company cars, healthcare, additional life assurance, concessionary rate mortgages and, where relevant, a contribution towards the cost of providing distant accommodation, away from the Executive Directors' primary residential area, as well as the amounts referred to in Note 1.

Note 10:
The table does not include any notionally accrued cash incentive amounts relating to the second element of the short term incentive plans described in Section 7.3. The first cycle of this scheme covers 2006-2007 and there is no entitlement to any accrued cash incentive amount relating to performance in 2006.

10.2 Pension benefits
Details of each Executive Director's pension and lump sum life assurance entitlement are as follows:

Table 2

	Normal retirement age	Pension as a % of final salary	Lump sum life assurance as a multiple of salary
Peter Cummings	60	55	4
Jo Dawson	60	15	4
Phil Hodkinson	60	15	4
Andy Hornby	60	23	4
Colin Matthew	60	66	4

Notes to Table 2
Note 1:
Pension is generally based on retirement from service at normal retirement age (age 60) and is based on final salary. Pension and lump sum life assurance is provided from the HBOS Final Salary Pension Scheme (the 'Scheme') and otherwise from separate arrangements with the Group.

Note 2:
On death after retirement or after leaving service, a spouse's or dependant's pension may be payable. Children's benefits may also be payable.

Executive Directors who have five years' service as an Executive Director have a contractual right to retire at age 55 or above with a non-reduced pension and at age 50 or above (but below age 55) with a reduced pension.

Pension increases after retirement are a mixture of guaranteed and discretionary. Scheme provisions vary by individual; at best, the Scheme guarantees to increase pensions in line with the Retail Prices Index, subject to a maximum of 5% p.a. and a minimum of 3% p.a. (no minimum for pensionable service after 31 March 2004). There is an established policy of reviewing pensions on a discretionary basis taking account of increases in the Retail Prices Index. Allowance is made in transfer values on leaving in respect of the guaranteed and discretionary increases outlined above.

Note 3:
The pension entitlements of the Executive Directors included in the Scheme are set out in the table below:

Table 3

Name (Age)	Accrued Pension at 31.12.06 £000 p.a.	Increase in accrued pension during 2006 £000 p.a.	Transfer Value 31.12.05 £000	Transfer Value 31.12.06 £000	Increase in transfer value less Director's contribution £000
Sir James Crosby (50)	572	19 [8]	9,050	10,404	1,345 [131]
Peter Cummings (51)	299	64 [55]	3,265	5,208	1,943 [957]
Jo Dawson (44)	67	18 [17]	568	897	317 [211]
Benny Higgins (46)	-	-	-	-	-
Phil Hodkinson (48)	91	14 [11]	1,016	1,497	475 [172]
Andy Hornby (39)	184	35 [30]	1,236	2,019	776 [320]
Colin Matthew (56)	375	38 [25]	6,757	7,843	1,086 [523]

Notes to Table 3:
Note 1:
The accrued pension at 31 December 2006 is the pension which the Director would have been entitled to receive based on his/her completed pensionable service, had he/she left on 31 December 2006, payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

Note 2:
The increase in accrued pension is the accrued pension at 31 December 2006 less the accrued pension at 31 December 2005. The amount shown in square brackets is calculated on the basis of the disclosure methodology under the Listing Requirements of the UK Listing Authority.

The transfer values are based on the accrued pensions at 31 December 2005 and at 31 December 2006 and are calculated as at 31 December 2005 and 31 December 2006 respectively based on factors supplied by the actuaries, Watson Wyatt Limited. The transfer values are the notional lump sums which would have been paid to another pension scheme for the benefit of the Director had he/she left service at the respective dates. It is not possible for a transfer value to be paid directly to the Director personally. The amount shown in square brackets is calculated on the basis of the disclosure methodology under the Listing Requirements of the UK Listing Authority.

Note 4:
The Director's contribution is the personal contribution required, if any, under the terms of the Scheme. The contributions for Sir James Crosby, Phil Hodkinson and Andy Hornby are aggregates of the personal contributions required under the terms of the Scheme, subject to the statutory limit, together with the amounts of salary they gave up as additional pension contributions as outlined in Note 6 to Table 1a. Members of the Scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in Table 3.

Note 5:
For Peter Cummings (appointed 1 January 2006) and Jo Dawson (appointed 1 May 2006) the opening accrued pensions and transfer values have been calculated at the relevant dates of appointment. For Sir James Crosby (retired 31 July 2006) the closing accrued pension and transfer value have been calculated at the relevant date of retirement.

Note 6:
For those members whose benefits were above the Lifetime Allowance at 'A-Day', there will be no further service accrual of benefits and no further Directors' contributions. This applies to all Executive Directors (except Jo Dawson, until her benefits reach the Lifetime Allowance).

Where there is no further service accrual of pension, Executive Directors receive an annual non-pensionable cash allowance of 25% of salary, payable monthly, in lieu.

Note 7:
Benny Higgins is not included in the Scheme, and simply receives the cash allowance referred to in Note 6 above.

10.3 Share interests
The data in this Section covers all share interests of Directors and not those solely attributable to any shorter period of Directorship.

10.3.1 Shares
The beneficial interests of the Directors and their immediate families in the ordinary shares of the Group are set out below:

Table 4

	Number of shares at 31.12.06	Number of shares at 31.12.05/ 01.01.06 or, if later, date of appointment
Chairman		
Dennis Stevenson	**267,794**	301,006
Executive Directors		
Peter Cummings	**88,791**	71,097
Jo Dawson	**52,485**	51,655
Benny Higgins	**311**	-
Phil Hodkinson	**263,094**	207,648
Andy Hornby	**535,379**	496,780
Colin Matthew	**356,930**	213,445
Non-executive Directors		
Charles Dunstone	**100,000**	100,000
Sir Ron Garrick	**23,980**	23,268
Anthony Hobson	**7,500**	6,500
Sir Brian Ivory	**7,000**	7,000
Karen Jones	**10,000**	-
Coline McConville	**5,320**	5,320
Kate Nealon	**12,879**	12,879
David Shearer	**10,000**	10,000

Notes to Table 4
Note 1:
Sir Brian Ivory has a non-beneficial interest over 4,500 ordinary shares (2005 - 4,500).

Note 2:
Certain Executive Directors and former Executive Directors will or may receive further interests in the ordinary shares of the Group arising out of the short term incentive plans and the long term incentive plans as set out in Tables 5a, 5b, 6a, 6b, 7, 8 and 9.

Note 3:
As at 27 February 2007, the date of approval of this Annual Report and Accounts, Karen Jones holds an interest in £200,000 4.875% HBOS Treasury Services plc Notes due December 2007. Otherwise, no Director had any interest in the preference shares of the Group or in the loan or share capital of any Group undertaking at the beginning or during or at the end of the financial year. No options to subscribe for shares in other Group companies are granted to Directors of the Group.

Note 4:
There has been no change in the share interests as set out in the table between the end of the financial year and 27 February 2007, the date of approval of this Annual Report and Accounts, other than as set out in Notes 4 and 5 to Table 8.

10.3.2 Short Term Incentive Plan – HBOS Executive Directors

All Executive Directors, excluding Benny Higgins, who did not join the Group until 2006, have conditional entitlements to shares arising from sharekicker. Where the annual incentive for 2002 and/or 2003 and/or 2004 and/or 2005 was taken in shares and these shares are retained in trust for three years, additional shares may also be transferred to the Directors. Details of these shares are set out below.

The basic and additional shares shown below which vested in 2006 are also included in Table 4. The additional shares shown below which vested in 2006 are also included in Table 1a.

Table 5a

	Award effective from	At 31.12.05/01.01.06		Added In year		Released in year	At 31.12.06	
		Basic shares	Additional shares	Basic shares	Additional shares		Basic shares	Additional shares
Peter Cummings	Mar 03	1,997	998			2,995		
	Mar 04	3,807	1,903				3,807	1,903
	Mar 05	10,808	5,404				10,808	5,404
	Mar 06			15,153	7,576		15,153	7,576
		16,612	8,305				**29,768**	**14,883**
Jo Dawson	Mar 03	6,864	3,432			10,296		
	Mar 04	11,280	5,640				11,280	5,640
	Mar 05	14,648	7,324				14,648	7,324
	Mar 06			14,232	7,116		14,232	7,116
		32,792	16,396				**40,160**	**20,080**
Phil Hodkinson	Mar 03	18,282	9,141			27,423		
	Mar 04	12,826	6,413				12,826	6,413
	Mar 05	20,511	10,255				20,511	10,255
	Mar 06			23,052	11,526		23,052	11,526
		51,619	25,809				**56,389**	**28,194**
Andy Hornby	Mar 03	21,939	10,969			32,908		
	Mar 04	18,437	9,218				18,437	9,218
	Mar 05	28,436	14,218				28,436	14,218
	Apr 05	141,826	70,913				141,826	70,913
	Mar 06			27,462	13,731		27,462	13,731
		210,638	105,318				**216,161**	**108,080**
Colin Matthew	Mar 03	18,282	9,141			27,423		
	Mar 04	12,505	6,252				12,505	6,252
	Mar 05	20,511	10,255				20,511	10,255
	Mar 06			22,050	11,025		22,050	11,025
		51,298	25,648				**55,066**	**27,532**

Notes to Table 5a

Shares under these plans were awarded using an average market price around the date of award, as follows:

Plan	Share award price £
Mar 03 – Mar 06	6.76
Mar 04 – Mar 07	7.36
Mar 05 – Mar 08	8.19
Apr 05 – Apr 08	8.32
Mar 06 – Mar 09	9.86

Note 2:
Shares will be released after three years, subject only to the basic shares still being held and to the participant still being in the Group's employment at that time or being a qualifying leaver.

Note 3:
Because the basic shares are the participants' entitlements, they are shown net of original income tax and National Insurance liability. The additional incentive shares are shown in a like manner. In practice, the value of the grossed-up equivalent additional shares (inclusive of associated income tax and National Insurance) has been shown in Table 1a at the time of release, as is the case with those released in the year on 21 March 2006. Those released in 2006 represented the basic shares purchased by the Director's own annual cash incentive in March 2003 plus the additional shares, as shown in Table 1a, arising as a result of sharekicker. The closing market price of the Group's ordinary shares on the date of release was £9.85.

Note 4:
Certain former Executive Directors also have entitlements to shares arising from sharekicker. Details of these shares are set out below.

Table 5b

			At 31.12.05/01.01.06		Added in year		Released in year	At 31.12.06	
	Retired	Award effective from	Basic shares	Additional shares	Basic shares	Additional shares		Basic shares	Additional shares
Gordon McQueen	31.12.03	Mar 03	18,406	9,203			27,609		
		Mar 04	17,128	8,564				**17,128**	**8,564**
			35,534	17,767				**17,128**	**8,564**
Mike Ellis	31.12.04	Mar 03	23,889	11,944			35,833		
		Mar 04	17,315	8,657				**17,315**	**8,657**
		Mar 05	34,069	17,034				**34,069**	**17,034**
			75,273	37,635				**51,384**	**25,691**
George Mitchell	31.12.05	Mar 03	23,889	11,944			35,833		
		Mar 04	17,315	8,657				**17,315**	**8,657**
		Mar 05	26,338	13,169				**26,338**	**13,169**
		Mar 06			27,375	13,687		**27,375**	**13,687**
			67,542	33,770				**71,028**	**35,513**
Sir James Crosby	31.07.06	Mar 03	32,177	16,088			48,265		
		Mar 04	24,850	12,425				**24,850**	**12,425**
		Mar 05	38,458	19,229				**38,458**	**19,229**
		Mar 06			35,079	17,539		**35,079**	**17,539**
			95,485	47,742				**98,387**	**49,193**

These remain subject to the same plan rules as apply to existing Executive Directors and the Notes apply in like manner.

10.3.3 Long Term Incentive Plan and Special Long Term Bonus Plan – HBOS Executive Directors and Chairman
Details of the shares which have been conditionally awarded to Executive Directors and the Chairman under the plans are set out below. The performance conditions relating to these conditional awards are set out in the notes below the table.

Table 6a

	Grant effective from	At 31.12.05/ 01.01.06	Granted (G) or Lapsed (L) in year	Added as a result of superior performance	Dividend reinvestment shares	Vested in year	At 31.12.06
Peter Cummings	Jan 03	18,750					18,750
	Jan 04	27,894					27,894
	Jan 05	23,809					23,809
	Jan 06		51,203 (G)				51,203
		70,453					**121,656**
Jo Dawson	Jan 03	18,229		15,130	5,177	38,536	
	Jan 04	25,569					25,569
	Jan 05	27,380					27,380
	Jan 06		39,285 (G)				39,285
		71,178					**92,234**
Benny Higgins	Jan 06		128,008 (G)				128,008
	May 06		30,425 (G)				30,425
							158,433
Phil Hodkinson	Jan 03	58,593		48,632	16,642	123,867	
	Jan 04	55,788					55,788
	Jan 05	52,380					52,380
	Jan 06		58,883 (G)				58,883
		166,761					**167,051**
Andy Hornby	Jan 03	70,312		58,358	19,971	148,641	
	Jan 04	80,195					80,195
	Jan 05	72,619					72,619
	Jan 06		70,148 (G)				70,148
		223,126					**222,962**
Colin Matthew	Jan 03	58,593		48,632	16,642	123,867	
	Jan 04	54,393					54,393
	Jan 05	52,380					52,380
	Jan 06		56,323 (G)				56,323
		165,366					**163,096**
Dennis Stevenson	Jan 03	77,343		64,194	21,968	163,505	
	Jan 04	73,221					73,221
	Jan 05	65,476					65,476
	Jan 06		58,883 (G)				58,883
		216,040					**197,580**

Notes to Table 6a
Note 1:
Shares under these plans were granted using the average market price in the last ten business days of the previous year, as follows:

Plan and performance period	Share grant price £
Jan 03 – Dec 05/07	6.40
Jan 04 – Dec 06	7.17
Jan 05 – Dec 07	8.40
Jan 06 – Dec 08	9.765

Note 2:
The first grant effective from January 2006 for Benny Higgins over 128,008 shares, was necessary to facilitate his recruitment in May 2006 and partially reflects value foregone from his previous employment. This special grant level was at 200% of his salary. The normal grant level would have been 66.67% of his salary. The grant is otherwise subject to the same performance conditions as apply to other Executive Directors.

The second grant effective from May 2006 for Benny Higgins over 30,425 shares having a value of £300,000 was necessary to facilitate his recruitment in May 2006 and partially reflects value foregone from his previous employment. This award will vest in May 2009, subject to his continued employment, and is not subject to any performance conditions.

Note 3:
Certain former Executive Directors retain interests under the plan. Details of these interests are set out below.

Table 6b

	Retired	Grant effective from	At 31.12.05/ 01.01.06	Granted (G) or Lapsed (L) in year	Added as a result of superior performance	Dividend reinvestment shares	Vested in year	At 31.12.06
Gordon McQueen	31.12.03	Jan 03	61,718		51,225	17,530	130,473	
			61,718					
Mike Ellis	31.12.04	Jan 03	76,562		63,546	21,746	161,854	
		Jan 04	75,313					75,313
			151,875					75,313
George Mitchell	31.12.05	Jan 03	76,562		63,546	21,746	161,854	
		Jan 04	75,313					75,313
		Jan 05	67,261					67,261
			219,136					142,574
Sir James Crosby	31.07.06	Jan 03	103,125		85,593	29,291	218,009	
		Jan 04	108,089					108,089
		Jan 05	98,214					98,214
			309,428					206,303

These remain subject to the same plan rules as apply to existing Executive Directors and the Notes apply in like manner.

Note 4:
Awards are not pensionable.

Note 5:
The performance period for the January 2003 grant ended on 31 December 2005. HBOS's TSR over the performance period exceeded the weighted average of the comparator group by 5.49% p.a. so 183% of share grants were released to grant recipients. The shares granted in January 2003 vested on 3 March 2006. The closing market price of the Group's ordinary shares on that date was £9.895. In addition, dividend reinvestment shares have been released to grant recipients as set out in the table and as provided for under the rules of the plans. The dividend reinvestment shares are the additional shares which would have accrued on the overall share grants actually released had dividends due during the performance period been reinvested in shares.

Note 6:
As explained in last year's report, for the 2003 grants, all participants could choose to take any shares released after three years based on the three year performance outcome or could continue to participate in the plan for a further two years and take shares at that point based on the better of the three year and the five year performance outcomes. This design feature sought to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and the benefit of shareholders. This feature does not apply for the 2004 grants and does not apply for any grants in subsequent years, to reflect the preference on "retesting" expressed by most major institutional investors. With the exception of Peter Cummings, all Executive Directors chose to take their 2003 grants in 2006 based on the three year performance outcome.

Note 7:
Subject to performance, the shares granted under the long term plan effective from January 2004 will be released to most individuals shortly after the three year anniversary of the grant date, in March 2007.

Note 8:
In the case of the Chairman, it is not possible to include him in the standard Long Term Incentive Plan. Nor is it possible to include him in such an arrangement where the grant is denominated in shares. He is therefore included as the sole participant in the Special Long Term Bonus Plan where the grants are awards of notional shares. He will become entitled to the cash value of any notional shares on vesting but has agreed that this value will, subject to any withholdings for income tax or National Insurance, be applied in acquiring HBOS shares on his behalf.

Note 9:
The number of shares to be released to participants is dependent on the Group's TSR over a three year period, compared to the annualised weighted average TSR of a basket of comparator companies over an equivalent period. For the grant effective from January 2003, a five year period could also apply. This basket of companies comprises:

- for the January 2003 and 2004 grants: Abbey National, Aviva, Barclays, Legal & General, Lloyds TSB, Prudential, Royal & Sun Alliance and Royal Bank of Scotland, but with Abbey National replaced by Alliance & Leicester, Bradford & Bingley and Northern Rock with effect from 1 July 2004. The Committee decided to remove Abbey National from the comparator group, in respect of the January 2003 and 2004 grants, effective from the end of June 2004 (immediately before bid activity started); and replace it with Alliance & Leicester, Bradford & Bingley and Northern Rock effective from the start of July 2004;
- for the January 2005 and subsequent grants: Alliance & Leicester, Aviva, Barclays, Bradford & Bingley, Legal & General, Lloyds TSB, Northern Rock, Prudential, Royal & Sun Alliance and Royal Bank of Scotland.

remuneration policy and practice continued

Shares have been or will be released as follows:

Group's relative TSR performance	Amount released as a % of share grant
0% p.a. (or below)	0
+3% p.a.	100*
+6% p.a. (or above)	200

Intermediate positions are determined by interpolation.
* Shown as granted in Tables 6a and 6b.

Note 10:
The performance period for the January 2004 grant ended on 31 December 2006. HBOS's TSR over the performance period exceeded the weighted average of the comparator group by 3.40% p.a., so 113.33% of share grants will be released to grant recipients in March 2007.

In addition, dividend reinvestment shares will be released to grant recipients as provided for under the rules of the plans. The dividend reinvestment shares are the additional shares which would have accrued on the overall share grants actually released had dividends due during the performance period been reinvested in shares.

Full details concerning these shares, which will be released to the Chairman and the Executive Directors in March 2007, will be set out in the 2007 Annual Report and Accounts.

The performance period for the January 2005 grants does not end until 31 December 2007. So far, HBOS's TSR over the two year elapsed period exceeds the weighted average of the comparator group by 6.26%.

The performance period for the January 2006 grants does not end until 31 December 2008. So far, HBOS's TSR over the one year elapsed period falls short of the weighted average of the comparator group by 3.17%.

Chart 1 Performance of HBOS for January 2004 awards Source: Datastream


80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
Cumulative movement in TSR over performance period
31 Dec 03
31 Dec 04
31 Dec 05
31 Dec 06
Equivalent to 14.2%
HBOS
Weighted average of comparator group (Jan 2004 award)

This chart shows the Total Shareholder Return (TSR) performance of HBOS against the weighted average TSR of its comparator group over the 3 year performance period of the January 2004 award.

10.3.4 Long Term Incentive Plan - Share Options
HBOS Executive Directors are not awarded executive share options.

The share options under the Bank of Scotland plans are exercisable in accordance with the rules of the plans, all performance targets having been satisfied, as set out in last year's report.

No further share options have been or can be granted under these plans.

Details of the options outstanding under the plans in respect of Executive Directors are set out below:

Table 7

	Option effective from	At 31.12.05/ 01.01.06	Granted (G), Exercised (E) or Lapsed (L) in year	At 31.12.06	Share option price £	Exercisable
Colin Matthew	Oct 96	50,000	50,000 (E)		2.7367	
	Oct 97	28,000		28,000	5.3533	Jan 07 - Oct 07
	Oct 98	5,223		5,223	5.7433	Jan 07 - Oct 08
	Oct 98	29,777		29,777	5.8350	Jan 07 - Oct 08
	May 00	40,000		40,000	5.5150	Jan 07 - May 10
	Oct 00	40,000		40,000	6.1000	Jan 07 - Oct 10
		193,000		**143,000**		

Notes to Table 7

Note 1:

On 27 September 2006, Colin Matthew exercised options over 50,000 shares granted effective from October 1996. The closing market price of the Group's ordinary shares on the date of exercise was £10.58.

Note 2:

On 23 March 2006, George Mitchell, who retired as an Executive Director on 31 December 2005, exercised options over 50,000, 35,000, 40,000, 45,000 and 50,000 shares granted effective from October 1996, October 1997, October 1998, May 2000 and October 2000, respectively. The closing market price of the Group's ordinary shares on the date of exercise was £9.86. He has no remaining options under the plan.

Note 3:

Details of the market price of the Group's ordinary shares during 2006 are given in Section 10.3.8.

Note 4:

Jo Dawson has share options under the HBOS all-employee plan which were granted before she was appointed an Executive Director or to Level 9 or Level 8. She has options over 3,727 shares granted effective from April 2002 at an option price of £7.512. These are exercisable between 1 January 2007 and 14 April 2008. There are no performance conditions.

10.3.5 Sharesave Plan

The sharesave plan is available to all UK based Group colleagues.

The plan allows colleagues to save a fixed amount of money on a monthly basis. At the end of a pre-determined period, of three, five or seven years, colleagues have the right, if they so choose, to use the funds accumulated to purchase shares in the Group at a fixed price, based on a market price or an average market price determined around the invitation date and discounted by up to 20%. There are no performance conditions.

Certain Executive Directors have taken up membership of the plan and the projected numbers of shares which they would be entitled to purchase at the end of the relevant pre-determined periods are set out below:

Table 8

	Option effective from	At 31.12.05/ 01.01.06	Granted (G), Exercised (E) or Lapsed (L) in year	At 31.12.06	Exercisable
Peter Cummings	Oct 01	600		600	Jan 07 – Jun 07
	Sep 02	549		549	Jan 08 – Jun 08
	Sep 04	452		452	Jan 08 – Jun 08
	Sep 05	791		791	Jan 11 – Jun 11
	Sep 06		238 (G)	238	Jan 10 – Jun 10
		2,392		**2,630**	
Jo Dawson	Sep 03	1,607		1.607	Jan 07 – Jun 07
	Sep 06		2,065 (G)	2,065	Jan 12 - Jun 12
		1,607		**3,672**	
Benny Higgins	Sep 06		2,065 (G)	2,065	Jan 12 – Jun 12
				2,065	
Phil Hodkinson	Sep 02	2,970		2,970	Jan 10 - Jun 10
		2,970		**2,970**	
Andy Hornby	Sep 03	1,607		1,607	Jan 07 – Jun 07
	Sep 06		2,216 (G)	2,216	Jan 14 – Jun 14
		1,607		**3,823**	

Notes to Table 8

Note 1:

Options under these plans were granted using market prices around the dates of the invitations, discounted by 20%, as follows:

Effective date of grant	Share option price £
Oct 01	5.62
Sep 02	5.975
Sep 03	5.74
Sep 04	5.443
Sep 05	6.912
Sep 06	7.928

Note 2:

On 28 March 2006, George Mitchell, who retired as an Executive Director on 31 December 2005, exercised options over 603 shares granted effective from September 2004. The closing market price of the Group's ordinary shares on the date of exercise was £9.665. He has no remaining options under the plan.

Note 3:

On 28 December 2006, Sir James Crosby, who retired as an Executive Director on 31 July 2006, exercised options over 1,911 shares granted effective from September 2002. The closing market price of the Group's ordinary shares on the date of exercise was £11.37. He has no remaining options under the plan.

Note 4:

On 5 January 2007, Andy Hornby exercised options over 1,607 shares granted effective from September 2003. The closing market price of the Group's ordinary shares on the date of exercise was £11.42.

Note 5:

On 5 January 2007, Peter Cummings exercised options over 600 shares granted effective from October 2001. The closing market price of the Group's ordinary shares on the date of exercise was £11.42.

Note 6:

Details of the market price of the Group's ordinary shares during 2006 are given in Section 10.3.8.

10.3.6 Free Share Plan

The free share plan is available to most Group colleagues.

The plan awards colleagues free shares on an annual basis. At the end of three years, shares are transferable to colleagues, subject to the participants still being in the Group's employment at that time or earlier if they are a qualifying leaver. Shares must be held in trust for five years to qualify for full tax and National Insurance benefits. There are no performance conditions.

All Executive Directors have taken up membership of the plan and the projected number of shares which they would be entitled to at the end of the relevant period is set out below:

Table 9

	Award effective from	At 31.12.05/ 01.01.06	Awarded (A), Released (R) or Forfeit (F) in year	Dividend reinvestment shares acquired in year	At 31.12.06	Releasable
Peter Cummings	Aug 05	333		14	347	Aug 08
	Aug 06		308 (A)	3	311	Aug 09
		333			**658**	
Jo Dawson	Aug 05	333		14	347	Aug 08
	Aug 06		308 (A)	3	311	Aug 09
		333			**658**	
Benny Higgins	Aug 06	.	308 (A)	3	311	Aug 09
					311	
Andy Hornby	Aug 05	333		14	347	Aug 08
	Aug 06		308 (A)	3	311	Aug 09
		333			**658**	
Phil Hodkinson	Aug 05	333		14	347	Aug 08
	Aug 06		308 (A)	3	311	Aug 09
		333			**658**	
Colin Matthew	Aug 05	333		14	347	Aug 08
	Aug 06		308 (A)	3	311	Aug 09
		333			**658**	

Notes to Table 9

Shares were awarded at £9.10 and £9.74 in August 2005 and August 2006, respectively, the middle market prices of the Group's ordinary shares on the days immediately preceding the dates of the awards.

Note 2:
Participants in this plan have an interest in dividends on the free shares (in the form of dividend shares) as and when they become due. Dividends were paid on 15 May 2006 and 9 October 2006 and were reinvested in shares. The closing market price of the Group's ordinary shares on these dates were £9.45 and £10.83, respectively. Dividend reinvestment shares are required to be held for three years from the dates of payment.

Note 3:
On 21 February 2006, 333 shares were released from the trust on behalf of George Mitchell, who retired as an Executive Director on 31 December 2005. The closing market price of the Group's ordinary shares on the date of release was £10.36. He has no remaining shares under the plan.

Note 4:
On 29 December 2006, 342 shares were released from the trust on behalf of Sir James Crosby, who retired as an Executive Director on 31 July 2006. The closing market price of the Group's ordinary shares on the date of release was £11.32. He has no remaining shares under the plan.

Note 5:
Details of the market price of the Group's ordinary shares during 2006 are given in Section 10.3.8.

10.3.7 Interest in Shares under Trusts
Certain Executive Directors, together with certain other colleagues, are deemed to have or have had an interest or a potential interest as potential discretionary beneficiaries under:
- the Group's Employee Share Ownership Trusts. As such, they were each treated as at 31 December 2006 as being interested in the 5,405,010 ordinary shares (31 December 2005 – 276,879 ordinary shares) held by the trustees of these Trusts. The shares held in the Trusts will be used to satisfy share awards under short term and long term incentive plans. The relevant Executive Directors' specific individual interests are shown in Tables 5a, 5b, 6a and 6b;
- the Group's Qualifying Employee Share Ownership Trust. As such, they were each treated as at 31 December 2006 as being interested in the 1,697,350 ordinary shares (31 December 2005 – 3,167,458 ordinary shares) held by the trustee of this Trust. The shares held in the Trust will be used to satisfy entitlements of colleagues arising on the exercise of options under the Sharesave Plan. The relevant Executive Directors' specific individual interests are shown in Table 8; and
- the Group's Share Incentive Plan Trust. As such, they were each treated as at 31 December 2006 as being interested in the 12,964,303 ordinary shares (31 December 2005 – 7,129,501) held by the trustees of this Trust. The shares held in the Trust will be used to satisfy share awards under the Free Share Plan. The relevant Executive Directors' specific individual interests are shown in Table 9.

All of the Group's share plans empower new issue shares to be allotted to satisfy share requirements. The Group's past practice has generally been to purchase shares in the market in relation to the plans described in Sections 10.3.2, 10.3.3 and 10.3.6 and to issue new shares in relation to the plans described in Sections 10.3.4 and 10.3.5 and the Group's all-employee share option plan. This practice was reviewed in 2006, and as a consequence, purchased shares were also used to a large extent to satisfy awards in relation to the plan described in Section 10.3.5 and the Group's all-employee share option plan. New issue shares were used to satisfy awards made under the plan described in Section 10.3.6. The method by which share plan requirements are satisfied will again be reviewed in 2007 and any changes to the 2006 practice will be set out in the Annual Report and Accounts 2007.

10.3.8 General
The closing market price of the Group's ordinary shares at 31 December 2006 was £11.32. The closing market price of the Group's ordinary shares at 31 December 2005 was £9.93. The range during the year was £8.95 to £11.37.
Save as disclosed in Section 10.3.5 of this Report, there has been no change in the Directors' interests in shares or options granted by the Group between the end of the financial year and 27 February 2007, the date of approval of this Annual Report and Accounts.

10.3.9 Statutory Performance Graph
The following graph illustrates the Group's TSR performance compared to that of a "broad equity market index" over 2002-2006. As HBOS has been a constituent of the FTSE 100 since inception and as performance against sector companies is illustrated in Chart 2, the Group believes that the FTSE 100 is a suitable comparator index to use for the purposes of this graph to satisfy regulatory requirements.

Chart 2 Total shareholder return Source: Datastream



180
170
160
150
140
130
120
110
100
90
80
70
60
Value (£)
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
31 Dec 06
HBOS
FTSE 100 Index

This chart shows that the value of £100 invested in HBOS on 31 December 2001 had increased to £167 by 31 December 2006 compared with the value of £100 invested in the FTSE 100 Index from the same date which had increased to £141. To produce a "fair value" each point is a 30 day average of the return index.

Signed on behalf of the Board of Directors

Sir Brian Ivory
Chair, Remuneration Committee
27 February 2007

Appendix
Remuneration in HBOS generally
Principal features

This section outlines the structure of remuneration in HBOS for the vast majority of colleagues. Each role in HBOS is positioned in one of ten levels, 1-9, and the Executive Directors. The level of a role is determined by the knowledge required to do it, the challenge of delivering the required job outputs and the accountability which the role carries. The level then, in broad terms, determines the salary range which can apply for the role; the short term incentive ('STI') and long term incentive ('LTI') structures; and the range of benefit and product offerings available.

Details of the remuneration arrangements which apply to those in Levels 8 and 9 and Executive Directors are given in the main body of the report.

The table below sets out the number of colleagues and full-time equivalents ('FTE') in other levels and the typical inter-quartile full-time equivalent salary range applying to colleagues in each such level. Different ranges apply to different groups of colleagues depending on role specialism and geographic location.

Level	Number of colleagues	Number of FTE colleagues	FTE salary range (£'000)
1	36,000	31,000	12.75-16
2	13,500	12,750	18.75-23.25
3	12,250	12,000	26-34
4	6,000	5,750	37-47.25
5	2,250	2,250	52-67.75
6	725	725	70-95
7	160	160	122-160

This data includes international colleagues but excludes joint venture company colleagues.

Remuneration is, for all colleagues, generally made up of **four elements, namely salary, short term incentive schemes, long term incentive schemes and benefits.** HBOS adopts a **"total reward"** approach so that colleagues appreciate the totality, the flexibility and the performance drivers of their reward package.

Salary
HBOS salary policy is to manage salaries in aggregate, by Level, around the appropriate market median. Whilst finance sector generic medians establish baseline positions, businesses benchmark according to role specialism and to geographic location. The alignment of practice with policy is one we aspire to deliver by matching average salaries with the market median position, whilst managing actual salaries to reflect personal skills, experience, performance and business vulnerability.

Short term schemes
HBOS has short term incentives which are annual, operating plan aligned, generally team based and built around line of sight issues. Participants know that these incentives give a real chance of a zero outcome and, equally, a real chance of a maximum outcome which, in cash terms, may be equivalent to 20% of salary or more.

The cash incentive levels for 2007 are generally as follows:

Level	Incentive as % of Salary Minimum	Target	Maximum
1-4	0	10-12	20-30
5	0	17.5	35
6	0	25	50
7	0	32.5	48.75

Long term schemes
Almost every colleague in HBOS enjoys four (for Level 7, five) long term incentive propositions, each share-based.

Firstly, sharekicker. Colleagues in Level 1 - 6 who choose to buy shares with their net cash STI get 50% more shares after three years provided they remain in the service of the Group or rank as a qualifying leaver. For colleagues in Level 7, their sharekicker opportunity will become performance based, and hence "at risk", and will be determined by EPS performance, resulting in between 0% and 200% more shares as described in Section 7.4.

Secondly, sharesave. Colleagues who choose to save up to £3,000 p.a., by monthly instalments, are given the option, at the end of three, five or seven years, to buy shares based on the share price around the invitation date, discounted by up to 20%.

Thirdly, share options/free shares. In 2002, 2003 and 2004, colleagues were given share options over 20% of salary; and these can be crystallised after a minimum of three and a maximum of six years. In 2005 and 2006, colleagues were given free shares based on 5% of salary (maximum £3,000 p.a.); and these will crystallise after a minimum of three years.

Fourthly, sharebuy. From 2007, colleagues who choose to buy shares from pre-tax salary can do so, utilising up to £1,500 p.a. or 10% of basic salary, whichever is the lesser. If the shares are retained in trust for five years or more, provided the colleague remains in the service of the Group or ranks as a qualifying leaver, they can be removed tax free.

Finally, share grants. Colleagues in Level 7 were given share grants over 33.33% of salary in 2002, 2003, 2004, 2005 and 2006. The same arrangements will apply in 2007. The level of grant released is conditional on relative TSR performance against a weighted finance sector basket, over a three year period with no grant released for performance which matches (or is worse than) the average and with twice the grant released for outperformance of 6% p.a. or more (intermediate positions being determined by interpolation), as described in Section 7.4.

Benefits
Our key benefits are pensions, paid leave, cars, healthcare and mortgage arrangements. We increasingly seek to package them as an overall flexible benefits proposition and a comprehensive product offering.

Some existing colleagues have defined benefit pension arrangements. Some existing colleagues have, and all new colleagues are eligible for, defined contribution pension arrangements. Both include death and ill health benefits.

In April 2006 service related pension accrual under final salary pension arrangements ceased for those whose pension interest then exceeded the Lifetime Allowance of £1.5m. In broad terms, this is equivalent to a maximum pension of £75,000 p.a., or such higher amount as had accrued by April 2006. Similar cessations applied under money purchase pension arrangements. Affected colleagues receive an annual non-pensionable cash allowance, payable monthly, in lieu of such service related pension accrual or money purchase pension contributions. This cash allowance will not count as salary for the purposes of the incentive schemes.

Similar cessations will take effect in April 2007 (and in each subsequent April) as more colleagues' pension interests exceed the Lifetime Allowance applicable at that time.

Directors' Report

The Directors have pleasure in presenting the Report and Accounts to the members of HBOS plc in respect of the Group for the year ended 31 December 2006.

Principal Activities
HBOS plc is the holding company of the HBOS Group. The principal activities of the Group are the provision of banking and other financial services in the UK and overseas. A list of the main subsidiary undertakings, and the nature of each company's business, is given in Note 18 to the Accounts on page 154.

HBOS Group Reorganisation Act 2006
As part of an internal reorganisation affecting the wholly-owned UK banking subsidiaries of the Group, Royal Assent was received to the HBOS Group Reorganisation Act 2006 on 22 June 2006. Under this Act it is expected that, during the year ended 31 December 2007, the businesses of Capital Bank plc, Halifax plc and HBOS Treasury Services plc (including all their property and liabilities) will transfer to The Governor and Company of the Bank of Scotland, which will at that time register under the Companies Act as Bank of Scotland plc. This transfer will not have any impact upon HBOS plc.

Business Review
The Companies Act 1985 requires the Directors' Report to include a Business Review of the HBOS Group giving a fair review of the business of the Group and a description of the principal risks and uncertainties facing the Group.

The Group's development and performance during the year, position at the year end and likely future prospects are reviewed by the Chief Executive on pages 8 to 13 and in the Divisional Reviews on pages 26 to 74. Financial aspects are covered in the Financial Review on pages 14 to 24, followed by Corporate Responsibility on pages 75 to 80 and the Risk Management report on pages 81 to 89. The information in all of these sections, which fulfils the requirements of the Business Review, is incorporated into this Directors' Report by reference.

As stated above, in this year's Business Review we are incorporating by reference the section on Corporate Responsibility on pages 75 to 80. This sets out the approach of the Group to our key stakeholders, including our suppliers and business partners. Further provisions introduced into the Companies Act 2006 shortly before its enactment will (when they come into force) require the Directors to consider whether information should be included about persons with whom the Group has contractual or other arrangements which are essential to the business of the Group. Information of this nature will be included in future Business Reviews as the Directors consider necessary.

The Annual Report and Accounts, including this Directors' Report, have been prepared solely for the Company's members, as a body. To the extent permitted by law, the Company, its Directors, employees, agents and advisers disclaim liability to any other persons in respect of information contained in the Annual Report and Accounts. By their nature, statements containing risks and uncertainties facing the Group, and any other forward-looking statements, involve uncertainty, since future events and circumstances can cause results and developments to differ materially from those anticipated. The forward-looking statements reflect the knowledge and information available at the date of preparation of the Annual Report and Accounts and the Company undertakes no obligation to update these forward-looking statements. Nothing in the Annual Report and Accounts shall be construed as a profit forecast.

Results and Dividends
The Group profit attributable to shareholders for the year ended 31 December 2006, as shown in the Consolidated Income Statement, was £3,879m (2005 £3,230m). An interim dividend of 13.5 pence per ordinary share was paid on 9 October 2006. The Directors propose a final dividend of 27.9 pence per ordinary share to be paid on 14 May 2007 to shareholders on the register on 16 March 2007, subject to approval at the 2007 Annual General Meeting ('AGM').

Directors
Details of the present Directors are given on page 92. Peter Cummings and Karen Jones were appointed Directors of the Company on 1 January 2006 and 24 January 2006 respectively. Jo Dawson and Benny Higgins were appointed Directors on 1 May 2006 and Richard Cousins will become a Director on 1 March 2007; all three will retire at the 2007 AGM and offer themselves for election. Sir James Crosby stood down from the Board on 31 July 2006.

Sir Brian Ivory and David Shearer, both of whom remain fully effective members of the Board, will step down from the Board at the 2007 AGM and will not seek re-election. Anthony Hobson and Kate Nealon will retire by rotation and resolutions for their re-election will be proposed at the 2007 AGM.

The Chairman is pleased to confirm that the performance of all of the Directors seeking election or re-election continues to be effective and that they demonstrate commitment in their respective roles.

Particulars of Directors' remuneration and interests in shares of the Company are given in the Report of the Board in relation to remuneration policy and practice on pages 99 to 119.

The Company provides directors' and officers' liability insurance, giving appropriate cover for legal action brought against its Directors, and has also agreed to indemnify Directors in circumstances where they are not considered to be culpable. The indemnity, which is a qualifying third party indemnity provision for the purpose of the Companies Act 1985, is for the benefit of all of the Company's current Directors.

Employees
HBOS is a 'two-tick' employer actively seeking applications for employment from disabled people and guaranteeing an interview where disabled applicants meet the essential criteria for the role being applied for. In the event of an existing colleague becoming disabled, HBOS works with external specialists to ensure that all possible reasonable adjustments are made to allow the colleague to continue in their existing role. If, after making all possible adjustments, a colleague is not able to continue in their current role, HBOS will look at suitable alternative roles within the Group. Training and career development opportunities are open to all colleagues including disabled colleagues and Group policies are designed with inclusion of disabled colleagues in mind.

Diversity and inclusion is an integral part of the business, with active commitment from the very top of the organisation. Andy Hornby, the Chief Executive, chairs the Diversity Steering Group. Membership of the Steering Group is made up of a number of senior leaders from across the HBOS Group. The key purpose is to provide strategic direction, challenge the Group's businesses and remove barriers to progress in relation to the diversity strategy. HBOS has a clear plan of activity for the coming years and has recently launched the 'Diversity Commitment' which clearly sets out what colleagues can expect from HBOS.

HBOS adopts a multi-media approach when communicating with its colleagues throughout the Group. This principally involves e-mail, electronic and printed magazines, intranets, business television and face-to-face communication.

Each day several topical news stories are placed on the Company's award-winning intranet site typically linked to other pages or sites for further information.

Television programmes are used to announce the Group's annual and half-year results to colleagues. Others feature the Chief Executive being questioned by colleagues. A special television programme in January 2007 featured the short-listed charities for HBOS's charity of the year, for which HBOS colleagues then voted electronically and by telephone.

A groupwide electronic magazine, entitled HBOS Today, is used to update colleagues on key business news. It is issued as required (rather than on a set publishing cycle). In 2006, 37 issues were published.

As well as groupwide communication, colleagues also receive more specific communication tailored at a divisional level.

In addition to the above, colleagues are also kept systematically informed of all matters of concern to them as employees via their local Human Resource teams. Details of Human Resource policies and joint agreements with recognised trade unions, which impact upon colleagues, can be readily accessed via the internal Intranet site.

The views of HBOS colleagues are sought on a regular basis, most notably through consultation with the recognised trades unions, ACCORD and AMICUS. The Company continues to support the colleagues' rights to join trades unions. Around half of the current UK workforce are union members.

Colleagues are given the opportunity to contribute to the Company's strategy and delivery via ACCORD and AMICUS, with whom the Company shares detailed information regarding the Group's current and planned strategy. On a day-to-day basis, Union engagement at a local level is a common occurrence throughout all divisions.

The incentive arrangements for colleagues at all levels are, to varying extents, based on personal performance, operating divisional performance and Group performance. All-employee share plans form an integral part of those incentive arrangements, supporting the alignment of colleague and shareholder interests in a number of ways:

- Free shares - an award of shares, the value of which is determined by Group performance. An award was made in August 2006 set at 5% of salary, subject to a maximum award of £3,000 and a minimum of £500 (pro-rated for colleagues working part-time) with approximately 95% of colleagues electing to participate;
- Sharekicker - in 2006 colleagues had the opportunity to use their annual net cash bonus, which was determined on personal, divisional and/or Group performance, to buy HBOS shares - and get 50% extra shares after 3 years; and
- Sharesave - where colleagues have the option to buy HBOS shares - granted at a discount of up to 20% - after 3, 5 or 7 years.

Charitable and Political Donations
During the year the Group made charitable donations in the UK of £14.89m. The majority of donations were made to the HBOS Foundation, which provides grants to charities to fund initiatives relating to financial literacy and money advice. In addition, all funds raised by colleagues for the Million £ Challenge were matched by the HBOS Foundation and went to 'I Can', 'Leonard Cheshire' and 'Crisis'. £1.76m in total has also been made available to charities as a result of their affinity to the Visa Charity credit cards offered by Halifax plc and Bank of Scotland. The affinity cards are offered in partnership with specific charities such as Cancer Research UK, Cancer Research UK (Scotland), the NSPCC and the SSPCA.

It is HBOS policy not to make donations to political parties.

Under the terms of the Political Parties, Elections and Referendums Act 2000 ('PPERA') companies are required to obtain shareholder approval before they can make any political donations, and to disclose any such payments in the Company's Annual Report and Accounts. The PPERA is extremely wide in scope and many listed companies, including the Company, have therefore obtained authority from shareholders to make such payments as a precautionary measure, to enable legitimate business activities (which would not be regarded as political donations in the ordinary sense) to proceed.

At last year's AGM, the Board accordingly obtained shareholders' approval for the Company to make Donations to EU Political Organisations and/or to incur EU Political Expenditure up to defined limits.

Movement through Treasury of ordinary shares of 25p each for the year ended 31 December 2006

	Number of shares (millions)	No. as a % of issued share capital at 31.12.2006	Aggregate nominal value £m	Aggregate cost £m
Acquired by the Company and transferred into Treasury	97.5	2.59%	24.4	981.9
Maximum held in Treasury at any time in the year	13.0	0.35%	3.3	--
Cancelled out of Treasury	100.0	2.66%	25.0	--

During the last financial year, three employees were seconded part-time (normally for two days each week) by HBOS plc to the Cross Party Group on the Scottish Economy ('CPG') in the Scottish Parliament. The CPG is not a political party.

PPERA contains a specific exemption to the definition of EU Political Organisations for all party groups composed of members of the Westminster Houses of Parliament. There is no such specific exemption for all party groups of the Scottish Parliament. The Company is therefore disclosing a total amount of the donations made to the CPG during the last financial year of £17,602, representing the proportion of the employees' salary paid by the Company during their secondment, not a cash donation.

Going Concern
The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future and consequently the going concern basis continues to be appropriate in preparing the accounts.

Payment Policy
For the forthcoming period the Group's policy for the payment of suppliers will be as follows:

- Payment terms will be agreed at the start of the relationship with the supplier and will only be changed by agreement;
- Standard payment terms to suppliers of goods and services will be 30 days from the date of a correct invoice that has been received for satisfactory goods or services which have been ordered and received unless other terms are agreed in a contract;
- Payment will be made in accordance with the agreed terms or in accordance with the law if no agreement has been made; and
- Suppliers will be advised without delay when an invoice is contested and disputes will be settled as quickly as possible.

HBOS plc complies with the Better Payment Practice Code. Information regarding this Code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

The Company's main trading subsidiary undertakings, Halifax plc and Bank of Scotland, had trade creditors outstanding at 31 December 2006 representing 18 days of purchases for each company. The Company itself owed no amounts to trade creditors at 31 December 2006.

Share Capital
Full details of the movements in the authorised and issued share capital of the Company during the year are provided in Note 35 to the Accounts on page 173.

The Company has the authority to purchase up to 383,103,366 of its ordinary shares. The authority remains valid until the 2007 AGM or, if earlier, 25 July 2007. A resolution to authorise the purchase of up to 376,115,726 ordinary shares will be put to the 2007 AGM.

During the year the Company continued to manage its capital position actively, which resulted in returning around £1bn of capital to shareholders through a share buyback programme.

In 2007 there will be a further return of capital to shareholders through a share buyback programme, initially set at up to £500m.

Disclosable interests
As at the date of this report there is a disclosable interest in the voting rights of the Company, as notified to the Company in accordance with Chapter 5 of the UK Listing Authority's Disclosure & Transparency Rules, as shown in the following table.

Disclosable interests

	Number of shares	Percentage of issued share capital
Legal & General Group plc and/or its subsidiaries	157,221,080	4.175%

Properties
The Directors are of the opinion that the current market value of the Group's properties is not significantly different from the amount at which they are included in the balance sheet.

Auditors
A resolution to re-appoint KPMG Audit Plc as auditors will be put to shareholders at the 2007 AGM. The directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware:

- there is no relevant audit information of which the Company's Auditors are unaware; and
- each Director has taken all the steps that they ought to have taken as a Director to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

On behalf of the Board
Harry F Baines
Company Secretary & Group Counsel
27 February 2007

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements

The Directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with International Financial Reporting Standards ('IFRSs') as adopted by the EU and applicable law and have elected to prepare the parent Company financial statements on the same basis.

The Group and parent Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and the parent Company and of the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and parent Company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, a Directors' Remuneration Report and the Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of HBOS plc

We have audited the Group and parent Company financial statements (the 'financial statements') of HBOS plc for the year ended 31 December 2006 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statements of Recognised Income and Expense, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 122.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you if, in our opinion, the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Annual Report that is cross referred from the Business Review section of the Directors' Report. In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed. We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2006;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh

27 February 2007

Consolidated Income Statement

	Notes	2006 £m	2005 £m
Interest receivable		**26,742**	24,134
Interest payable		**(19,342)**	(17,305)
Net interest income	1	**7,400**	6,829
Fees and commission income		**2,175**	2,212
Fees and commission expense		**(1,012)**	(1,178)
Net earned premiums on insurance contracts		**5,648**	4,654
Net trading income	1	**279**	218
Change in value of in-force long term assurance business		**282**	394
Net investment income related to insurance and investment business		**6,445**	9,342
Other operating income		**1,497**	1,146
Net operating income (continuing operations)	1	**22,714**	23,617
Change in investment contract liabilities	2	**(2,910)**	(5,089)
Net claims incurred on insurance contracts		**(2,328)**	(2,019)
Net change in insurance contract liabilities		**(3,894)**	(4,220)
Change in unallocated surplus	28	**(569)**	(369)
Administrative expenses	3	**(4,623)**	(4,611)
Depreciation and amortisation			
Intangible assets other than goodwill	19	**(161)**	(149)
Property and equipment	20	**(219)**	(226)
Operating lease assets	22	**(812)**	(561)
		(1,192)	(936)
Goodwill impairment	19	**(55)**	
Operating expenses		**(15,571)**	(17,244)
Impairment losses on loans and advances	15	**(1,742)**	(1,599)
Impairment on investment securities		**(71)**	(51)
Operating profit (continuing operations)		**5,330**	4,723
Share of profits of jointly controlled entities	17	**112**	29
Share of profits of associated undertakings	17	**14**	10
Non-operating income	1	**250**	46
Profit before taxation		**5,706**	4,808
Tax on profit	9	**(1,772)**	(1,546)
Profit after taxation		**3,934**	3,262
Profit of disposal group held for sale	46	**5**	
Profit for the year		**3,939**	3,262

	Notes	2006 £m	2005 £m
Attributable to:			
Parent company shareholders		**3,879**	3,230
Minority interests		**60**	32
		3,939	3,262
Basic earnings per ordinary share			
Continuing operations		**100.5p**	82.2p
Disposal group		**0.1p**	
Total	10	**100.6p**	82.2p
Diluted earnings per ordinary share			
Continuing operations		**99.4p**	81.3p
Disposal group		**0.1p**	
Total	10	**99.5p**	81.3p

The notes on pages 131 to 191 form part of these accounts.

Consolidated Balance Sheet
As at 31 December 2006

	Notes	2006 £m	2005 £m
Assets			
Cash and balances at central banks		**1,966**	1,678
Items in course of collection		**880**	753
Financial assets held for trading	11	**49,139**	41,766
Disposal group assets held for sale	12	**1,388**	
Derivative assets	13	**8,612**	10,499
Loans and advances to banks		**11,593**	17,356
Loans and advances to customers	14	**376,808**	343,768
Investment securities	16	**117,031**	104,334
Interests in jointly controlled entities	17	**420**	285
Interests in associated undertakings	17	**181**	174
Goodwill and other intangible assets	19	**2,689**	2,448
Property and equipment	20	**1,573**	1,533
Investment properties	21	**5,010**	3,942
Operating lease assets	22	**4,681**	3,115
Deferred costs	23	**853**	645
Value of in-force long term assurance business	24	**3,104**	2,847
Other assets	25	**3,887**	4,697
Prepayments and accrued income		**1,214**	1,033
Total Assets		**591,029**	540,873
Liabilities			
Deposits by banks		**30,557**	32,041
Customer accounts		**211,857**	200,948
Financial liabilities held for trading	11	**22,334**	25,007
Disposal group liabilities held for sale	12	**909**	
Derivative liabilities	13	**10,755**	8,576
Notes in circulation		**857**	830
Insurance contract liabilities	26	**24,977**	21,970
Investment contract liabilities	27	**49,486**	42,157
Unallocated surplus	28	**1,543**	974
Net post retirement benefit liabilities	7	**912**	1,841
Current tax liabilities		**79**	53
Deferred tax liabilities	30	**2,591**	1,751
Other liabilities	31	**6,387**	5,012
Accruals and deferred income		**3,071**	2,764
Other provisions	32	**201**	278
Debt securities in issue	33	**183,650**	157,961
Other borrowed funds	34	**19,692**	20,254
Total Liabilities		**569,858**	522,417

Consolidated Balance Sheet continued
As at 31 December 2006

	Notes	2006 £m	2005 £m
Shareholders' Equity			
Issued share capital	35	**1,139**	1,157
Share premium	36	**2,856**	2,316
Other reserves	36	**1,161**	844
Retained earnings	36	**15,529**	13,948
Shareholders' equity (excluding minority interests)		**20,685**	18,265
Minority interests	36	**486**	191
Total Shareholders' Equity	36	**21,171**	18,456
Total Liabilities and Shareholders' Equity		**591,029**	540,873

Approved by the Board on 27 February 2007 and signed on its behalf by:

Lord Stevenson
Chairman

A J Hobson
Chairman of
Audit Committee

A H Hornby
Chief Executive

P A Hodkinson
Group Finance Director

The notes on pages 131 to 191 form part of these accounts.

Consolidated Statement of Recognised Income and Expense
For the year ended 31 December 2006

	2006 £m	2005 £m
Net actuarial gains/(losses) from defined benefit plans (net of tax)	163	(167)
Foreign exchange translation	(23)	(4)
Available for sale investments:		
Net change in fair value (net of tax)	190	133
Net gains transferred to the income statement (net of tax)	(171)	(118)
Cash flow hedges:		
Effective portion of changes in fair value taken to equity (net of tax)	209	6
Net losses transferred to the income statement (net of tax)	86	34
Revaluation of existing net assets upon acquisition of jointly controlled entity	(15)	
Net income/(expense) recognised directly in equity	439	(116)
Profit for the year	3,939	3,262
Total recognised income and expense	4,378	3,146
Attributable to:		
Parent company shareholders	4,318	3,114
Minority interests	60	32
	4,378	3,146

Consolidated Cash Flow Statement For the year ended 31 December 2006

	2006 £m	2005 £m
Profit before taxation	5,706	4,808
Adjustments for:		
Impairment losses on loans and advances	1,742	1,599
Depreciation and amortisation	1,192	936
Goodwill impairment	55	
Interest on other borrowed funds	1,157	1,116
Pension charge for defined benefit schemes	164	208
Exchange differences	3,157	(2,607)
Movement in derivatives held for trading	4,081	(2,158)
Other non-cash items	(902)	(72)
Net change in operating assets	(53,452)	(58,072)
Net change in operating liabilities	44,743	55,662
Net cash flows from operating activities before tax	7,643	1,420
Income taxes paid	(991)	(1,317)
Cash flows from operating activities	6,652	103
Cash flows from investing activities	(10,319)	(3,999)
Cash flows from financing activities	(2,106)	(923)
Net decrease in cash and cash equivalents	(5,773)	(4,819)
Opening cash and cash equivalents	13,964	18,783
Closing cash and cash equivalents	8,191	13,964

Analysis of Cash and Cash Equivalents

	2006 £m	2005 £m
Cash and balances at central banks repayable on demand	663	578
Loans and advances to banks repayable in less than 3 months	7,528	13,386
Closing cash and cash equivalents	8,191	13,964

The notes on pages 131 to 191 form part of these accounts.

Consolidated Cash Flow Statement continued
For the year ended 31 December 2006

Investing Activities

	2006 £m	2005 £m
Sale and maturity of investment securities	**24,448**	25,597
Purchase of investment securities	**(31,260)**	(27,998)
Sale of other intangible assets	**27**	13
Purchase of other intangible assets	**(194)**	(163)
Sale of property and equipment	**60**	135
Purchase of property and equipment	**(280)**	(307)
Sale of investment properties	**2**	15
Purchase of investment properties		(16)
Sale of operating lease assets	**800**	604
Purchase of operating lease assets	**(1,804)**	(1,185)
Cash contribution to defined benefit pension schemes	**(860)**	(368)
Investment in subsidiary undertakings	**(1,241)**	(218)
Disposal of subsidiary undertakings	**87**	
Investment in jointly controlled entities and associated undertakings	**(202)**	(173)
Disposal of jointly controlled entities and associated undertakings	**29**	17
Dividends received from jointly controlled entities	**57**	39
Dividends received from associated undertakings	**12**	9
Cash flows from investing activities	**(10,319)**	(3,999)

Financing Activities

	2006 £m	2005 £m
Issue of shares	**548**	1,078
Share capital buyback, including costs	**(982)**	(994)
Issue of other borrowed funds	**1,571**	1,889
Repayments of other borrowed funds	**(777)**	(273)
Minority interest acquired	**287**	
Minority interest disposed	**(30)**	
Equity dividends paid	**(1,501)**	(1,363)
Dividends paid to minority shareholders in subsidiary undertakings	**(22)**	(8)
Interest on other borrowed funds relating to servicing of finance	**(1,153)**	(1,078)
Movement in own shares	**(47)**	(174)
Cash flows from financing activities	**(2,106)**	(923)

The notes on pages 131 to 191 form part of these accounts.

Company Balance Sheet
As at 31 December 2006

	Notes	2006 £m	2005 £m
Assets			
Amounts owed by Group undertakings		**21,086**	16,202
Derivative assets	13	**1**	44
Investment securities	16	**40**	49
Intangible assets	19	**8**	
Deferred tax asset	30	**254**	
Other assets	25	**344**	83
Prepayments and accrued income		**14**	4
Interests in Group undertakings	18	**18,674**	15,751
Total Assets		**40,421**	32,133
Liabilities			
Amounts owed to Group undertakings		**18,297**	12,121
Derivative liabilities	13	**56**	
Net post retirement benefit liabilities	7	**877**	
Other liabilities	31	**213**	225
Accruals and deferred income		**67**	52
Other borrowed funds	34	**12,326**	11,818
Total Liabilities		**31,836**	24,216
Shareholders' Equity			
Issued share capital	35	**1,139**	1,157
Share premium	36	**2,856**	2,316
Other reserves	36	**53**	27
Retained earnings	36	**4,537**	4,417
Total Liabilities and Shareholders' Equity		**40,421**	32,133

By virtue of the exemption contained within Section 230 of the Companies Act 1985, the income statement of the Company is not presented. Of the profit attributable to shareholders £2,700m (2005 £1,894m) is dealt with in the accounts of the Company.

Approved by the Board on 27 February 2007 and signed on its behalf by:

Lord Stevenson
Chairman

A J Hobson
Chairman of Audit Committee

A H Hornby
Chief Executive

P A Hodkinson
Group Finance Director

The notes on pages 131 to 191 form part of these accounts.

Company Statement of Recognised Income and Expense For the year ended 31 December 2006

	2006 £m	2005 £m
Net actuarial loss from defined benefit plans (net of tax)	**(93)**	
Net income recognised directly in equity	**(93)**	
Profit after taxation	**2,700**	1,894
Total recognised income and expense	**2,607**	1,894
Attributable to:		
Parent company shareholders	**2,607**	1,894

The notes on pages 131 to 191 form part of these accounts.

Company Cash Flow Statement
For the year ended 31 December 2006

	2006 £m	2005 £m
Profit before taxation	2,664	1,859
Adjustments for:		
Dividends received	(2,790)	(1,533)
Interest on other borrowed funds	626	579
Other non-cash items	1	(39)
Net change in operating assets	(5,467)	(2,668)
Net change in operating liabilities	7,215	1,179
Net cash flows from operating activities before tax	2,249	(623)
Income taxes received		37
Cash flows from operating activities	2,249	(586)
Cash flows from investing activities	(124)	1,389
Cash flows from financing activities	(1,365)	(532)
Net increase in cash and cash equivalents	760	271
Opening cash and cash equivalents	500	229
Closing cash and cash equivalents	1,260	500

Analysis of Cash and Cash Equivalents

	2006 £m	2005 £m
Amounts owed by Group undertakings - repayable in less than 3 months	1,260	500
Closing cash and cash equivalents	1,260	500

Investing Activities

	2006 £m	2005 £m
Investment in Group undertakings	(2,077)	(25)
Net advances to Group undertakings	(846)	(83)
Purchase of investment securities		(36)
Sale of investment securities	9	
Dividends received	2,790	1,533
Cash flows from investing activities	(124)	1,389

Financing Activities

	2006 £m	2005 £m
Issue of shares	548	1,078
Ordinary share buyback including costs	(982)	(994)
Issue of other borrowed funds	1,255	1,377
Equity dividends paid	(1,501)	(1,363)
Interest on other borrowed funds relating to servicing of finance	(626)	(572)
Movement in own shares	(59)	(58)
Cash flows from financing activities	(1,365)	(532)

The notes on pages 131 to 191 form part of these accounts.

Accounting policies

Statement of Compliance
The financial statements of HBOS plc comprise the Consolidated Income Statement and the Consolidated and Company Balance Sheets, Cash Flow Statements and Statements of Recognised Income and Expense together with the related Notes to the Accounts. The 2006 financial statements set out on pages 124 to 191 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS'). The standards adopted by the Group and Company are those endorsed by the European Union and effective at the date the financial statements are approved by the Board.

The financial statements also comply with the relevant provisions of Part VII of the Companies Act 1985, as amended by the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004. Additionally the Group has applied Financial Reporting Standard 27 'Life Assurance' issued by the UK Accounting Standards Board as appropriate.

Basis of Preparation
The financial statements have been prepared under the historical cost basis, except that the following assets and liabilities are stated at their fair values: derivatives, financial instruments held for trading, financial instruments designated at fair value through the income statement, financial instruments classified as available for sale and investment properties.

Critical Accounting Estimates and Judgements
The preparation of the financial statements necessarily requires the exercise of judgement both in the application of accounting policies which are set out below and in the selection of assumptions used in the calculation of estimates. These estimates and judgements are reviewed on an ongoing basis and are continually evaluated based on historical experience and other factors. However, actual results may differ from these estimates. The most significantly affected components of the financial statements and associated critical judgements are as follows:

Impairment Losses on Loans and Advances Impairment loss calculations involve the estimation of future cash flows of loans and advances based on observable data at the balance sheet date and historical loss experience for assets with similar credit risk characteristics. These calculations are undertaken on a portfolio basis other than in respect of significant balances, relating principally to larger corporate customers, which are assessed individually. In applying the portfolio basis the Group makes use of various statistical modelling techniques which are specific to different portfolio types. Significant judgement is applied in selecting and updating these models. In calculating individual impairment provisions the Group takes account of a number of relevant considerations including historical experience, future prospects of the customer, value of collateral held and reliability of information. Significant judgement is applied in estimating the impact of these considerations on the expected future cash flows.

Effective Interest Rate In calculating the effective interest rate of financial instruments and in particular loans and advances the Group takes into account interest received or paid, fees and commissions paid or received, expected early redemptions and related penalties and premiums and discounts on acquisition or issue that are integral to the yield as well as incremental transaction costs. These calculations are undertaken on a portfolio basis other than in respect of significant balances, relating principally to larger corporate customers, which are assessed individually. In applying the portfolio basis the Group makes use of various statistical modelling techniques which are specific to different portfolios in estimating the expected cash flows from early redemptions and related fees to the extent that these are applicable. Significant judgement is applied in selecting and updating these models. In calculating the effective interest rates of individually significant balances the Group takes into account a number of relevant considerations to estimate the cash flows from early redemptions including previous experience of customer behaviour, credit scoring of the customer and anticipated future market conditions at the date of acquisition. Significant judgement is applied in estimating the impact of these considerations on the expected future cash flows.

Defined Benefit Schemes The estimation of the expected cash flows used in the calculation of the defined benefit schemes' liabilities includes a number of assumptions around mortality, inflation rates applicable to defined benefits and the average expected service lives of the employees. The selection of these assumptions requires the application of significant judgement by the Group. Similarly, judgement is applied in selecting the discount rate used to calculate the defined benefit scheme liabilities based on the market yield at the balance sheet date of high quality bonds with a similar duration to that of the schemes' liabilities. The sensitivity of the scheme liabilities to changes in the principal assumptions used are set out in Note 7 post retirement benefits.

Long Term Assurance Business The estimation of the Group's insurance and investment contracts with discretionary participating features ('DPF') liabilities and related value of in-force ('VIF') assets relies on a number of assumptions in forecasting future experience. The selection of appropriate assumptions requires the application of material judgement and is made with reference to historic trends, taking into account the analysis of actual versus expected experience as well as industry data. The sensitivity of the Group's results to changes in certain key variables on long term insurance contracts and investment contracts with DPF are disclosed in Note 24 value of in-force long term assurance business.

IFRS Not Yet Applied
The following standards and interpretations have been adopted by the European Union but are not effective for the year ended 31 December 2006 and have not been applied in preparing the financial statements:

IFRS 7 'Financial Instruments: Disclosure' and the 'Capital disclosure amendment' to IAS 1 'Presentation of financial statements' which are applicable for periods commencing on or after 1 January 2007. The application of these standards in 2006 would not have had any financial impact as they are only concerned with disclosure.

IFRIC 7 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies' which is effective for periods commencing on or after 1 March 2006. The application of this interpretation in 2006 would not have affected the financial statements as the Group does not operate in hyperinflationary economies.

IFRIC 8 'Scope of IFRS 2 Share-based Payment' which is effective for periods commencing on or after 1 May 2006. The application of this interpretation in 2006 would not have affected the financial statements as share-based payment transactions in the Group are made for the receipt of identifiable services.

IFRIC 9 'Reassessment of Embedded Derivatives' which is effective for periods commencing on or after 1 June 2006. The application of this interpretation in 2006 would not have affected the financial statements because the Group's approach to reassessing embedded derivatives already reflects the requirements of the interpretation.

The following standards and interpretations have not yet been adopted by the European Union, are not effective for the year ended 31 December 2006 and have not been applied in preparing the financial statements:

IFRS 8 'Operating Segments' which is applicable for periods commencing on or after 1 January 2009. The application of this standard in 2006 would not have had any financial impact as it is only concerned with disclosure.

IFRIC 10 'Interim Financial Reporting and Impairment' which is effective for periods commencing on or after 1 November 2006. The application of this interpretation in 2006 would not have affected the financial statements as no reversals to impairment losses within the scope of this interpretation have been made.

IFRIC 11 'Group and Treasury Share Transactions' which is effective for periods commencing on or after 1 March 2007. The application of this interpretation in 2006 would not have affected the financial statements because the interpretation deals with accounting for share-based payments at subsidiary level.

IFRIC 12 'Service Concession Arrangements' which is effective for periods commencing on or after 1 January 2008. The application of this interpretation in 2006 would not have affected the financial statements.

Basis of Consolidation
The consolidated financial statements include the results of the Company and its subsidiary undertakings, together with the Group's interests in associated undertakings and jointly controlled entities.

policies below.

Subsidiaries
The financial statements of subsidiaries and special purpose entities controlled by the Group are consolidated within the Group financial statements commencing on the date control is obtained until the date control ceases. Control is defined as being where the Group has power, directly or indirectly, to govern the financial and operating policies of such entities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The effects of intra-group transactions are eliminated on consolidation.

Associated Undertakings and Jointly Controlled Entities
Associated undertakings are entities over which the Group has significant influence, but not control over the financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control over those policies.

Jointly controlled entities are entities over which the Group has joint control under a contractual arrangement with other parties.

The attributable shares of results of associated undertakings and jointly controlled entities, generally based on audited accounts, are included in the consolidated financial statements using the equity method of accounting. The share of any losses is restricted to a level that reflects an obligation to fund such losses.

Designation of Financial Instruments
The Group has classified its financial instruments in accordance with IAS 39 'Financial Instruments: Recognition and Measurement' as follows:

- Non-derivative financial assets where there is no active market and which have fixed or determinable payments are classified as 'loans and receivables'.
- The Group's 'trading' portfolio is classified as 'held for trading'.
- Derivative instruments are automatically classified as 'at fair value through the income statement' unless they form part of an effective hedging relationship.
- Instruments that are deemed on initial recognition to eliminate a measurement mismatch or where they contain an embedded derivative which is not separated from the host contract are designated 'at fair value through the income statement'.
- Assets in support of the general insurance and long term assurance business are designated 'at fair value through the income statement'.
- Investment contracts within the long term assurance business are designated 'at fair value through the income statement'.
- No financial assets are designated as 'held to maturity'.
- All other financial assets are classified as 'available for sale'.
- All other financial liabilities are classified as 'at amortised cost'.

The resulting treatment of these financial instruments is set out in the accounting policies below.

Derivatives
Derivatives are initially recognised at fair value on the date the contract is entered into. Where the fair value of a derivative is positive, it is carried as a derivative asset and where negative as a derivative liability. The gain or loss on remeasurement to fair value at the balance sheet date is taken to net trading income except for the interest accrual element relating to derivatives used for economic hedging purposes that do not qualify for hedge accounting treatment which is taken to net interest income, insurance and investment related derivatives which are taken to net investment income related to insurance and investment business or when cash flow hedge accounting is employed.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of the same. At inception of the hedge relationship formal documentation must be drawn up specifying the hedging strategy, the component transactions and the methodology that will be used to measure effectiveness.

Monitoring of hedge effectiveness is undertaken on an ongoing basis. A hedge is regarded as effective if the change in fair value or cash flows of the hedge instrument and the hedged item are negatively correlated within a range of 80% to 125% either for the period since effectiveness was last tested or cumulatively since inception.

The Group uses three hedge accounting methods.

Firstly, fair value hedge accounting offsets the change in the fair value of the hedging instrument against the change in the fair value of the hedged item in respect of the risk being hedged. The hedged item is adjusted for the fair value of the risk being hedged irrespective of its financial instrument classification. These changes in fair value are recognised in the income statement through net trading income. Adjustments made to the carrying amount of the hedged item for fair value hedges will be amortised on an effective interest rate basis over the remaining expected life in line with the presentation of the underlying hedged item. If the hedge is highly effective the net impact on the income statement is minimised.

Secondly, cash flow hedge accounting matches the cash flows of hedged items against the corresponding cash flow of the hedging derivative. The effective part of any gain or loss on a hedging instrument is recognised directly in equity in the cash flow hedge reserve and the hedged item is accounted for in accordance with the policy for that financial instrument. Any ineffective portion of the hedging instrument's fair value is recognised immediately in the income statement through net trading income. The amount deferred in reserves remains until the designated transaction occurs at which time it is released and accounted for in the income statement in line with the treatment of the hedged item. Additionally, in circumstances where the hedge relationship subsequently proves ineffective, is early settled or is terminated the associated gains and losses that were recognised directly in reserves are reclassified to the income statement through net trading income.

Thirdly, hedging of net investments in foreign operations is discussed within the foreign currencies accounting policy.

A derivative may be embedded in another financial instrument, known as the host contract. Where the economic characteristics and risks of an embedded derivative are not closely related to those of the host contract the embedded derivative is separated from the host and held on balance sheet at fair value except for those instruments that have been designated at fair value through the income statement where the derivative is not separated from the host instrument. Movements in fair value are posted to the income statement through net trading income, whilst the host contract is accounted for in accordance with the policy for that class of financial instrument.

Derivative fair values are determined using valuation techniques that are consistent with techniques commonly used by market participants to price these instruments. These techniques include discounted cash flow analysis and other pricing models. The fair values calculated from these models are regularly compared with prices obtained in actual market transactions to ensure reliability. In all material instances these techniques use only observable market data.

Loans and Advances
Loans and advances held for trading are carried at fair value. Gains, losses and related income are taken to net trading income as they arise.

Loans and advances classified or designated at fair value through the income statement are carried at fair value. Gains, losses and related income are taken to other operating income as they arise, except for those related to insurance and investment business which are taken to net investment income related to insurance and investment business.

All other loans and advances are classified as loans and receivables. They are initially recognised at fair value plus directly related transaction costs and are subsequently carried at amortised cost using the effective interest method less provision for impairment.

The Group assesses impairment individually for financial assets that are significant and individually or collectively for assets that are not significant.

Individual impairment is identified at a counterparty specific level following objective evidence that a financial asset is impaired. This may be after an interest or principal payment is missed or when a banking covenant is breached. The present value of estimated cash flows recoverable is determined after taking into account any security held. The amount of any impairment is calculated by comparing the present value of the cash flows discounted at the loan's original effective interest rate with the carrying value. If impaired, the carrying value is adjusted and the difference charged to the income statement.

The written down value of the impaired loan is compounded back to the net realisable balance over time using the original effective interest rate. This is reported through interest receivable within the income statement and represents the unwinding of the discount.

A write-off is made when all or part of a claim is deemed uncollectable or forgiven. Write-offs are charged against previously established provisions for impairment or directly to the income statement.

In circumstances where an asset has been individually assessed for impairment and no objective evidence of impairment exists, then it will be subject to a collective assessment.

Collective impairment is identified for groups of assets that share similar risk characteristics. Collective impairment is assessed using a methodology based on existing risk conditions or events that have a strong correlation with a tendency to default.

Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other advances. The principal benefits of these advances were acquired by special purpose securitisation companies that fund their purchase primarily through the issue of floating rate notes. These floating rate notes are accounted for as debt securities in issue on the balance sheet.

The fair value of loans and advances to customers is estimated by discounting anticipated cash flows, including interest, at a current market rate of interest. The fair value of floating rate placements and overnight deposits is equal to carrying value. The fair value of fixed interest bearing deposits is based on cash flows discounted using current money market interest rates for debts with similar maturity and credit risk characteristics.

Finance Leases and Operating Leases
Assets leased to customers that transfer substantially all the risks and rewards incidental to ownership to the customer are classified as finance leases. Together with instalment credit agreements, they are recorded at an amount equal to the net investment in the lease, less any provisions for impairment, within loans and advances to customers.

The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return on the net investment.

All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less aggregate depreciation, which is calculated on a straight-line basis. Operating lease rentals are recognised in operating income on a straight-line basis over the lease term. Operating lease assets are reviewed for impairment when there is an indication of impairment.

Investment Securities
Investment securities held for trading are classified as financial assets held for trading income as they arise.

Investment securities designated at fair value through the income statement are carried at fair value. Gains, losses and related income are taken to other operating income as they arise, except for those related to insurance and investment business which are taken to net investment income related to insurance and investment business.

Debt securities other than those held for trading or designated at fair value and for which there is no active market are classified as loans and receivables. They are initially recognised at fair value plus directly related transaction costs and are subsequently carried on the balance sheet at amortised cost using the effective interest method less provision for impairment.

All other investment securities are classified as available for sale. They are initially recognised at fair value plus directly related transaction costs and are subsequently carried on the balance sheet at fair value. Unrealised gains or losses are recognised directly in equity in the available for sale reserve, except for impairment losses or foreign exchange gains or losses related to debt securities, which are recognised immediately in the income statement in impairment on investment securities or other operating income respectively. Income on debt securities is recognised on an effective interest rate basis and taken to interest receivable through the income statement. Income from equity shares is credited to other operating income, with income on listed equity shares being credited on the ex-dividend date and income on unlisted equity shares being credited on an equivalent basis. On sale or maturity, previously unrealised gains and losses are recognised in other operating income.

Impairment losses on available for sale equity instruments are not reversed through the income statement. Any increase in the fair value of an available for sale equity instrument after an impairment loss has been recognised is treated as a revaluation and recognised directly in equity. An impairment loss on an available for sale debt instrument is reversed through the income statement, if there is evidence that the increase in fair value is due to an event that occurred after the impairment loss was recognised.

The fair value of investment securities is based on market prices or broker/dealer valuations. Where this information is not available, the fair value is estimated using quoted market prices for securities with similar credit, maturity and yield characteristics or similar valuation models.

The Group uses settlement date accounting when recording the purchase and sale of investment securities, with the exception of those held for trading for which trade date accounting is used.

Repurchase Agreements
Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks or customer accounts. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the income statement over the lives of the transactions, within interest payable or interest receivable as appropriate.

Goodwill
The excess of the cost of a business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, of subsidiary undertakings, associated undertakings (including jointly controlled entities) and other businesses, is capitalised as goodwill.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill carried in the consolidated balance sheet is subject to a six monthly impairment review by comparing the value in use with the carrying value. When this indicates that the carrying value is not recoverable, it is irrevocably written down through the income statement by the amount of any impaired loss identified. IFRS 3, 'Business Combinations' has not been applied retrospectively to business combinations that occurred before 1 January 2004.

Software
Costs associated with the development of software for internal use, subject to de minimis limits, are capitalised if the software is technically feasible and the Group has both the intent and sufficient resources to complete the development. Costs are only capitalised if the asset can be reliably measured, will generate future economic benefits and there is an ability to use or sell the asset.

Only costs that are directly attributable to bringing the asset into working condition for its intended use are capitalised. These costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in a manner intended by management. Other development expenditure is recognised in the income statement as an expense as incurred.

Capitalised development expenditure and purchased software is stated at cost less accumulated amortisation and impairment losses. Once the software is ready for use, the capitalised costs are amortised over their expected lives, generally four years. Capitalised software is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The amortisation charge for the asset is then adjusted to reflect the asset's revised carrying amount.

Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which it relates.

Purchased Value of In-Force Investment Contracts
The Group's contractual rights to benefits from providing investment management services in relation to investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the time of acquisition. The resulting asset is referred to as purchased value of in-force investment contracts ('PVIF') and is amortised over the estimated lives of the contracts on a systematic basis. PVIF is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The amortisation charge is then adjusted to reflect the revised carrying amount.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and impairment losses.

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over fifty years or the length of the lease term if shorter. Improvements to leasehold properties are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, which includes fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and eight years.

Subsequent costs are included in the asset's carrying amount, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Property and equipment is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The depreciation charge for the asset is then adjusted to reflect the asset's revised carrying amount.

Investment Properties
Investment properties which are defined as properties held either to earn rental income or for capital appreciation or both, are initially recognised at cost and are fair valued annually. Any gains or losses arising from a change in the fair value are recognised in the income statement in the period that they occur through other operating income except for those relating to insurance and investment business which are taken through net investment income related to insurance and investment income. Investment properties are not depreciated.

Taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. The tax charge is analysed between tax that is payable in respect of policyholder returns and tax that is payable on shareholders' equity returns. This allocation is based on an assessment of the effective rate of tax that is applicable to shareholders' equity for the year.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided: goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affects neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates at the balance sheet date.

Disposal Group
Assets and liabilities of a disposal group are classified as held for sale where the carrying amount will be recovered principally through a sale transaction as opposed to continuing use and they are available for sale in the present condition subject only to the terms that are usual and customary for the sale of such assets and liabilities and the sale being highly probable and is expected to complete within one year of being classified as a disposal group. The disposal group is measured at the lower of carrying amount and fair value less costs to sell.

Defined Contribution Schemes
Obligations for contributions to defined contribution pension schemes are recognised as an expense in the income statement as incurred.

Defined Benefit Schemes
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan. The net obligation represents the present value of the future benefits owed to employees in return for their service in the current and prior periods, after the deduction of the fair value of any plan assets.

The discount rate used is the market yield on high quality corporate bonds at the balance sheet date that have maturity dates approximating to the terms of the Group's obligation. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses arising are taken directly to equity in the period in which they are incurred.

The charge to the income statement includes current service cost, past service cost, the interest cost of the scheme liabilities and the expected return on scheme assets.

Share-based Payments
The Group operates various equity-settled share-based compensation schemes in exchange for employee services received. The fair values of options or shares granted is determined at the date of grant and expensed over the vesting period. The fair values of the options or shares granted are measured using various models, taking into account the terms and conditions upon which the options and shares were granted. At each balance sheet date the Group revises its estimate of the number of options or shares that it expects to vest and spreads any adjustments required to the income statement over the remaining vesting period except for those which relate to a market condition for which no adjustment is permitted.

Deposits by Banks and Customer Accounts
Deposits by banks and customer accounts held for trading are classified as financial liabilities held for trading and are carried at fair value. Gains, losses and related income are taken to net trading income as they arise. All other customer accounts and deposits by banks are held at amortised cost using the effective interest method.

The fair value of customer deposits with no stated maturity date is the amount repayable on demand. The estimated fair value of fixed interest bearing deposits and other borrowings with no quoted market price is calculated using a cash flow model discounted using interest rates for debts with similar maturity.

Other Borrowed Funds
Other borrowed funds comprises preference shares that are classified as debt, preferred securities and subordinated liabilities, all of which are held at amortised cost.

Preference shares are classified as debt where they are redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends on preference shares classified as debt are recognised in the income statement through interest payable.

Preferred securities are classified as debt where they are redeemable on a specific date or at the option of the holders or if interest payments are not discretionary. The interest payable on such securities is recognised in the income statement through interest payable.

Subordinated liabilities consist of dated and undated loan capital. The interest payable is recognised in the income statement through interest payable.

Debt Securities in Issue
Debt securities in issue held for trading are classified as financial liabilities held for trading and are carried at fair value. Gains, losses and related income are taken to net trading income as they arise. Debt securities in issue designated at fair value through the income statement are carried at fair value. Gains, losses and related income are taken to other operating income as they arise, except for those related to insurance and investment business which are taken to net investment income related to insurance and investment business. All other debt securities in issue are held at amortised cost. They are initially recognised at fair value plus directly related transaction costs and are subsequently

carried on the balance sheet at amortised cost using the effective interest method.

Fair values are calculated based on quoted market prices. Where quoted market prices are not available, a cash flow model is used, discounted using an appropriate current yield curve for the remaining term to maturity.

Other Provisions
The Group recognises a provision if there is a present obligation either as a consequence of a legal or constructive obligation resulting from a past event for which it is probable that an outflow of economic resources that can be reliably measured will be required to settle the obligation. Provisions are measured as the discounted expected future cash flows taking account of the risks and uncertainties associated with the specific liability where appropriate. A constructive obligation is only deemed to exist in respect of restructuring provisions once a detailed restructuring plan has been formally approved and the plan has been announced publicly or work on the restructure has commenced.

Netting
Assets and liabilities are shown net where there is a legal right of offset and there is an intention and ability to settle on a net basis. The Group nets loans, deposits and derivative transactions covered by master agreements where current net settlement is permitted under the terms of the relevant agreements.

Foreign Currencies
The consolidated financial statements are presented in sterling which is the Company's functional and presentation currency.

Foreign currency transactions are translated into sterling at the exchange rate prevailing at the date of the transaction.

Exchange gains and losses arising from the translation at balance sheet date exchange rates of monetary assets and liabilities are recognised in the income statement except for differences arising from net investment hedges and derivatives related to cash flow hedges which are recognised directly in equity.

The results and financial position of all Group entities that have a functional currency different from sterling are translated into sterling as follows:
- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
- goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate; and
- income and expenses are translated at the average exchange rates for the period (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions).

All resulting exchange differences are recognised as a separate component of other reserves within equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity where the hedge is deemed to be effective. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. The ineffective portion of any net investment hedge is recognised in the income statement immediately.

Cumulative translation differences for all foreign operations are deemed to be zero at 1 January 2004. Any gain or loss on the subsequent disposal of a foreign operation shall exclude translation differences that arose before 1 January 2004, but include later translation differences.

Cash and Cash Equivalents
Cash and cash equivalents are held for the purpose of meeting short term cash commitments rather than investing or other purposes. Cash and cash equivalents consist of cash and balances at central banks that are freely available, and loans and advances to banks with a maturity of three months or less excluding financial assets that are held for trading purposes.

General Insurance Business
The Group underwrites general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net operating income over the period of risk coverage of the insurance policy.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising from events occurring during the financial year together with adjustments to prior year claims provisions. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements.

Costs related to the acquisition of new insurance contracts (including commissions paid to intermediaries and other related administration costs) are capitalised as deferred acquisition costs ('DAC') and amortised on the same basis that premiums are recognised.

Where the expected value of claims and expenses attributable to unexpired risk periods exceed the value of unearned premiums less DAC, at the balance sheet date, additional provisions are made for the anticipated losses.

The accounting policies set out above in respect of the measurement of the insurance contract liabilities include liability adequacy testing that meets the requirements of IFRS 4 'Insurance Contracts'.

Guarantees
Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Intra-group financial guarantee contracts are accounted for as insurance contracts. This practice will also be applied to any such contract written in the future.

Long Term Assurance Business Product Classification
The Group has classified its long term assurance business in accordance with IFRS 4 'Insurance Contracts' as follows:
- Insurance contracts are contracts containing significant insurance risk.
- Investment contracts with a discretionary participation feature ('DPF') are contracts that do not contain significant insurance risk but that contain discretionary participation features, which are with-profit contracts.
- Investment contracts are contracts that have neither significant insurance risk nor a DPF.

Insurance Contracts and Investment Contracts with DPF
Insurance contracts and investment contracts with DPF liabilities written within the with-profit fund including both traditional and unitised with-profit contracts are calculated with reference to the expected payout using realistic and where applicable market consistent assumptions in accordance with FRS 27. For insurance contracts premiums are recognised as revenue when due from the policyholder and claims payable are recorded when notified except for unitised with-profit contracts where the choice of fund is the only source of insurance risk in which case deposits and withdrawals are accounted for directly in the balance sheet. Similarly, investment contracts with DPF deposits and withdrawals are accounted for directly in the balance sheet.

Insurance contract liabilities within the non-profit funds are calculated in accordance with the Prudential Sourcebook for Insurers ('INS PRU') issued by the UK Financial Services Authority, excluding the impact of PS06/14 'Prudential changes for Insurers' issued in December 2006. These are adjusted to remove excessively prudent closure provisions and certain other reserves required under the INS PRU rules. Premiums are recognised as revenue when due from the policyholder and claims payable are recorded when notified in the income statement. The cost of claims is estimated based upon an assessment of the likely costs taking account of all known facts.

The accounting policies set out above in respect of the measurement of the insurance contracts written within the with-profit and non-profit funds and investment contracts with DPF liabilities include liability adequacy testing that meets the requirements of IFRS 4 'Insurance Contracts'.

Unallocated Surplus
The unallocated surplus is accounted for as a liability as permitted by IFRS 4. The carrying value of the unallocated surplus is determined as the residual assets of the with-profit fund after providing for the with-profit liabilities in accordance with the policies described above.

Value of In-Force Long Term Assurance Business ('VIF')
The Group places a value on the insurance

contracts and investment contracts with DPF, which represents the present value of future cash flows attributable to the Group with respect to these contracts. The change in VIF is accounted for as revenue.

In-force business is defined as all policies where the first premium has been paid. For traditional with-profit business, the surplus attributable to the Group equates to one ninth of the cost of the bonuses declared in any year. The level of assumed future bonuses is calculated by projecting the portfolio of with-profit business forward and applying reversionary and terminal bonus rates so as to exhaust the projected surplus of assets attributable to with-profit policyholders.

Investment Contracts
The Group's investment contracts, which include collective investment schemes, are primarily unit-linked. These contracts are managed and evaluated on a fair value basis in accordance with the terms of the contracts as benefits are linked to the fair value of the assets supporting the contracts. Accordingly, the investment contract liabilities have been designated at fair value through the income statement with fair value changes recognised through change in investment contract liabilities. The fair value of the liabilities is estimated using a valuation technique. In accordance with this technique the liability is established as the bid value of the assets held to match the liability, less an allowance in relation to deductions made to the liability for capital gains tax on the gains relating to the matching assets. Deposits and withdrawals are accounted for directly in the balance sheet as adjustments to the liability with other changes recognised in the income statement.

Revenue in relation to investment management services is recognised as the services are provided. Incremental costs directly attributable to securing the Group's contractual right to benefit from providing investment management services in relation to investment contracts, other than through a business combination or portfolio transfer (refer to the accounting policy for intangible assets), are recognised as an asset if it is probable that they will be recovered. Incremental costs include commissions paid to intermediaries and other similar costs. This asset, referred to as deferred origination costs, is amortised as the related investment management revenue is recognised, and its recoverability assessed at each balance sheet date on a portfolio basis.

General Insurance and Long Term Assurance Business Assets
The assets held in support of the general insurance and long term assurance businesses including those within shareholders' funds are monitored and evaluated on a fair value basis in accordance with the investment strategy. This basis is consistent with the method used for regulatory purposes. Accordingly, the Group has designated these assets as at fair value through the income statement. Interest, dividends, foreign exchange gains and losses, and fair value movements including movement on derivatives held to manage the return on those assets are recorded in net investment income related to insurance and investment business.

Effective Interest Rate
Revenue on financial instruments classified as loans and receivables, available for sale, or financial liabilities at amortised cost, is recognised on an effective interest rate basis. This calculation takes into account interest received or paid and fees and commissions paid or received that are integral to the yield as well as incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument at initial recognition.

Fees and Commissions
Fee and commission income and expense is recognised in the income statement as the related service is provided except those that are integral to the effective interest rate calculations or to investment contract deferred origination costs.

1. Income

	2006 £m	2005 £m
Included within net interest income are the following:		
Interest receivable on financial instruments not designated as at fair value through the income statement	**26,733**	24,134
Interest payable on financial instruments not designated as at fair value through the income statement	**19,269**	17,261
Net gains less losses on financial instruments designated as at fair value through the income statement are included in:		
Interest receivable	**9**	
Interest payable	**73**	44
Net trading income	**(23)**	(7)
Net investment income related to insurance and investment business	**5,327**	8,742
Other operating income	**15**	(6)
Net trading income comprises:		
Equity and commodity instruments and related derivatives	**20**	23
Interest bearing securities and related derivatives	**164**	116
Foreign exchange and related derivatives	**95**	79
	279	218
Included within net operating income are the following:		
Dividend income on financial investments designated as available for sale	**25**	125
Net realised gains on sale of financial instruments designated as available for sale	**244**	168
Net realised gains on sale of financial instruments designated as loans and receivables	**1**	4
Non-operating income comprises:		
Profit on sale and leaseback of certain branch premises	**22**	46
Profit on the part disposal of Rightmove plc	**17**	
Profit on the dilution of shareholding in Invista Real Estate Investment Management Holdings plc ('Invista')	**22**	
Profit on the sale of Retail Financial Services Limited	**9**	
Profit on the sale of Drive Financial Services LP	**180**	
	250	46

2. Change in Investment Contract Liabilities

	2006 £m	2005 £m
Net change in investment contracts designated at fair value through the income statement	**3,034**	3,101
Net change in investment contracts with DPF	**(124)**	1,988
	2,910	5,089

3. Administrative Expenses

	2006 £m	2005 £m
Administrative expenses include:		
Mortgage endowment compensation	**95**	260
Retail rationalisation costs		84
	95	344
Administrative expenses also include:		
Staff costs (Note 4)	**2,674**	2,432
Accommodation, repairs and maintenance	**421**	399
Technology	**238**	220
Marketing and communication	**367**	343

4. Staff

	Group 2006 Number	Group 2005 Number	Company 2006 Number	Company 2005 Number
The average number of persons employed during the year was:				
Full time	**57,884**	55,384	**52,033**	49,126
Part time	**16,368**	16,601	**16,229**	16,128
	74,252	71,985	**68,262**	65,254

Most UK based staff are contractually employed by the Company. The expense related to these employees is recharged to the subsidiary that gains the benefit of their employment and accordingly there are no residual staff costs held by the Company.

	2006 £m	2005 £m
The aggregate remuneration payable to Group employees is included within administrative expenses and comprises:		
Wages and salaries	**2,137**	1,940
Social security costs	**228**	181
Pension costs (Note 7)	**205**	225
Other post retirement benefits (Note 7)	**3**	3
Expense arising from share-based payments (Note 8)	**101**	83
Staff costs charged to administrative expenses	**2,674**	2,432

5. Directors' Remuneration

	2006 £'000	2005 £'000
Total emoluments	**10,337**	7,969
Total potential pre-tax gains on share options exercised	**402**	309
Total value of shares vested under long term incentive schemes	**5,921**	9,010

Retirement benefits accrued to 1 Director (2005 5 Directors) for the full year and for 5 Directors until 5 April 2006 at which point their benefits were above the 'lifetime allowance' at 'A-day'. Thereafter further service based accrual ceased with the 5 Directors receiving an annual non-pensionable cash allowance of 25% of salary, payable monthly, in lieu. These payments are included in total emoluments. A detailed analysis of Directors' emoluments, pension entitlements, share interests, share options and shares received under long term incentive schemes is given on pages 104 to 117 in the 'Report of the Board in relation to remuneration policy and practice'.

6. Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding value added taxes) is analysed below.

	Audit and audit-related services £m	Non-audit services £m	2006 Total £m	Audit and audit-related services £m	Non-audit services £m	2005 Total £m
Statutory audit of the Company and HBOS consolidation	**0.3**		**0.3**	0.3		0.3
Fees payable for other services:						
Audit of the Company's subsidiaries and associates	**6.5**		**6.5**	5.9		5.9
Audit of the Company's pension schemes	**0.1**		**0.1**	0.1		0.1
Other services pursuant to legislation	**1.4**		**1.4**	2.4		2.4
Tax services (compliance and advisory)		**0.9**	**0.9**		0.9	0.9
Services relating to information technology		**0.3**	**0.3**		0.3	0.3
Services relating to corporate finance transactions		**0.7**	**0.7**		1.0	1.0
Other services		**1.1**	**1.1**		1.5	1.5
Total other services	**8.0**	**3.0**	**11.0**	8.4	3.7	12.1
Total	**8.3**	**3.0**	**11.3**	8.7	3.7	12.4

The analysis of 2005 auditors' remuneration has been restated to reflect the new guidance issued by the Institute of Chartered Accountants in England and Wales on the disclosure of auditors' remuneration.

6. Auditors' Remuneration continued
Other services pursuant to legislation includes work in support of regulatory reporting and listing rules and includes the review of the half yearly results ('audit-related services'). Other services relating to corporate finance transactions includes fees for reviews in relation to capital and debt issues, securitisations and covered bond issues.

Included within non-audit services are £nil (2005 £0.5m) of fees which have been capitalised during the year and are included in issue costs for certain securitisation and capital issues.

In respect of the Company, fees in respect of the statutory audit were £22,000 (2005 £20,000) and other fees amounted to £0.2m (2005 £1.1m).

As explained in the Corporate Governance Report on page 97 each year the Audit Committee reviews the policy covering the engagement of the external auditors to undertake non-audit work on behalf of the Group. For this purpose the audit of the Company's subsidiaries and other services pursuant to legislation are deemed to be audit services. For 2006 the Audit Committee established a limit such that the fees for non-audit services undertaken by KPMG Audit Plc and its associates should not exceed the fees for audit services. On this basis the total of audit and audit-related services is £8.3m (2005 £8.7m) and non-audit services £3.0m (2005 £3.7m).

7. Post Retirement Benefits
The Group operates defined benefit and defined contribution pension schemes, as well as defined benefit post retirement medical and concessionary mortgage plans.

Defined contribution post employment benefit plans
The principal Group defined contribution plan is the HBOS Group Money Purchase Scheme. It is funded by contributions from employees and the Group.

With effect from May 2006, a process of automatic enrolment was introduced for both new employees and those that had not previously taken the opportunity to join. Employees may still opt out of the scheme if they wish to do so. This resulted in a substantial increase in the membership of the scheme.

The level of Group contributions made available to employees was also improved during the year. For the majority of members who contribute at the new core rate of 4%, the Group will now contribute at 6%. In addition, if members wish to pay more then the Group will also make further contributions in respect of the members first 4% of additional contributions. For the majority of members, stepping their contribution rate to 8% will result in the Group stepping up its rate to 12%. Higher levels of Group contributions are available to more senior employees. Alternatively, members may elect to pay a lower contribution of 2% and receive Group contributions at 3%. These levels of contributions for employee and Group are the default rates for the majority of the existing members at April 2006 and other employees that were automatically enrolled. The respective default rates for employee and Group contributions are being increased to 3% and 4.5% in 2007 and 4% and 6% in 2008.

The expense of all the Group defined contribution plans for the year ended 31 December 2006 was £44m (2005 £20m).

Defined benefit post employment benefit plans
The Group provides several defined benefit plans. On 3 July 2006 the assets and liabilities of the Group's four main UK defined benefit pension schemes, the Halifax Retirement Fund, the Bank of Scotland 1976 Pension Scheme, the Birmingham Midshires Pension Scheme and the Clerical Medical Staff Superannuation Fund were merged to form the HBOS Final Salary Pension Scheme ('HBOS FSPS') and the net liability transferred to the Company. Accordingly, prior year disclosures have been re-analysed to show pro forma comparatives for the HBOS FSPS based on the comparative disclosures of the four legacy schemes. This re-analysis has not changed the total comparative disclosures for the Group. The HBOS FSPS is a closed funded scheme.

The most recent published valuations of the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme were carried out as at 31 March 2003 and 31 December 2004, respectively, and for the Birmingham Midshires Pension Scheme and the Clerical Medical Staff Superannuation Fund as at 31 December 2004 and 1 January 2005, respectively. The financial assumptions adopted within these valuations were derived based upon the economic conditions prevailing at the date of valuation. Following the formation of the HBOS FSPS, the trustees and Company are working to develop a long term investment strategy for it. Currently, the level of regular contributions payable by the Group to the HBOS FSPS is based on a weighted mixture of the contribution rates of the legacy schemes.

Separate disclosures for all other defined benefit pension plans within the Group are made under the heading 'Other Schemes'. These contain a mixture of funded and unfunded schemes, including unfunded pension liabilities that have been secured by assets held by the Company. These assets, comprising listed investment securities held at a value of £36m at 31 December 2006 (2005 £36m), would only be available to members in the event of certain contingencies, such as the failure to pay benefits.

Separate disclosures are also made on a combined basis for the unfunded post retirement medical plans and concessionary mortgage plans under the heading 'Other Post Retirement Benefits', which have also been transferred to the Company during the year.

The assets of the Group's funded schemes are held in separate trustee-administered funds, which are independent of the Group's own assets, to meet the long term pension liabilities of past and present employees. The trustees of the schemes are required to act with regard to the best interests of the schemes' beneficiaries and a number of trustees are nominated or elected by the members of the schemes. The trustees, in consultation with the Group, set the schemes' investment strategies and, with the agreement of the Group, set the level of contributions to be made to the schemes.

The liabilities of the defined benefit schemes are measured by discounting the estimated future cash flows to be paid out by the schemes using the projected unit method. This method is an accrued benefit valuation technique that makes allowances for projected earnings. The Group estimates the average duration of the liabilities of the defined benefit scheme to be 23 years.

7. Post Retirement Benefits continued

The amount included in the balance sheet arising from the Group's net obligation in respect of its defined benefit plans is as follows:

	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	2006 Total £m	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	2005 Total £m
Defined benefit obligations	(6,952)	(549)	(55)	(7,556)	(6,635)	(500)	(49)	(7,184)
Fair value of assets	6,174	470		6,644	4,934	409		5,343
Net post retirement benefit liabilities	(778)	(79)	(55)	(912)	(1,701)	(91)	(49)	(1,841)
Movements in the net post retirement benefit liabilities were as follows:								
At 1 January	(1,701)	(91)	(49)	(1,841)	(1,616)	(100)	(46)	(1,762)
Pension expense	(148)	(13)	(3)	(164)	(190)	(15)	(3)	(208)
Group contributions	826	31		857	325	41		366
Benefits paid directly by the Group		1	2	3			2	2
Actuarial gains/(losses)	245	(7)	(5)	233	(220)	(17)	(2)	(239)
At 31 December	(778)	(79)	(55)	(912)	(1,701)	(91)	(49)	(1,841)
Movements in the defined benefit obligations were as follows:								
At 1 January	6,635	500	49	7,184	5,447	452	46	5,945
Current service cost	210	9	1	220	187	12	1	200
Plan participant contributions	21	3		24	23			23
Interest cost	319	25	2	346	294	23	2	319
Benefits paid	(144)	(11)		(155)	(122)	(11)		(133)
Benefits paid directly by the Group		1	(2)	(1)			(2)	(2)
Net actuarial losses/(gains)	(96)	32	5	(59)	801	27	2	830
Past service cost	7	1		8	5	3		8
Settlement/curtailment		(7)		(7)		(4)		(4)
Foreign exchange translation		(4)		(4)		(2)		(2)
At 31 December	6,952	549	55	7,556	6,635	500	49	7,184
Movements in the fair value of plan assets were as follows:								
At 1 January	4,934	409		5,343	3,831	352		4,183
Actual return on plan assets	537	47		584	877	34		911
Group contributions	826	31		857	325	41		366
Plan participant contributions	21	3		24	23			23
Benefits paid	(144)	(11)		(155)	(122)	(11)		(133)
Settlement/curtailment		(7)		(7)		(5)		(5)
Foreign exchange translation		(2)		(2)		(2)		(2)
At 31 December	6,174	470		6,644	4,934	409		5,343
The fair value of plan assets at 31 December comprise the following:								
Equity instruments	4,190	277		4,467	3,895	242		4,137
Bonds	1,636	58		1,694	706	31		737
With-profit investments		54		54		136		136
Property	270			270	254			254
Other assets	78	81		159	79			79
Total value of assets	6,174	470		6,644	4,934	409		5,343

During 2006 Group contributions included additional contributions of £685m (2005 £120m) made specifically to reduce the funding deficits of the schemes. A formal valuation of the HBOS FSPS by an independent actuary will be carried out as at 31 December 2006, after which the schedule of contributions for 2007 is likely to be revised.

On transfer of the schemes to the Company the defined benefit obligations transferred totalled £6,520m and the fair value of the plan assets amounted to £5,064m. At 31 December 2006, the net post retirement liabilities of the Company amounted to £877m (2005 £nil) and comprise the HBOS FSPS £778m (2005 £nil), the other post retirement benefits £55m (2005 £nil) and certain unfunded liabilities of £44m (2005 £nil) that are included within other schemes. Following the transfer of the schemes, the elements of the movements in the defined benefit obligation and fair value of the plan assets in the Company related to the pension expense have been fully recharged to subsidiary undertakings, which have also paid benefits and normal contributions on behalf of the Company.

7. Post Retirement Benefits continued

The expense recognised in the income statement for the year ending 31 December comprises:

	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	2006 Total £m	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	2005 Total £m
Current service cost	210	9	1	220	187	12	1	200
Interest cost	319	25	2	346	294	23	2	319
Expected return on assets	(388)	(22)		(410)	(296)	(24)		(320)
Settlement/curtailment						1		1
Past service cost	7	1		8	5	3		8
Total pension expense	148	13	3	164	190	15	3	208

The actuarial gains/(losses) recognised in the statement of recognised income and expense for the year ending 31 December comprises:

	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	2006 Total £m	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	2005 Total £m
Actuarial gain on plan assets	149	25		174	581	10		591
Experience gain/(loss) on plan liabilities	136	7	1	144	(83)	(7)		(90)
Loss from change in assumptions	(40)	(39)	(6)	(85)	(718)	(20)	(2)	(740)
Total actuarial gains/(losses)	245	(7)	(5)	233	(220)	(17)	(2)	(239)

The history of expected and actual returns on plan assets for the HBOS FSPS and other schemes is as follows:

	HBOS FSPS £m	Other Schemes £m	2006 Total £m	HBOS FSPS £m	Other Schemes £m	2005 Total £m	HBOS FSPS £m	Other Schemes £m	2004 Total £m
Expected return on plan assets	388	22	410	296	24	320	272	21	293
Actuarial gain on plan assets	149	25	174	581	10	591	27	22	49
Actual return on plan assets	537	47	584	877	34	911	299	43	342

The history of experience adjustments for the HBOS FSPS and other schemes is as follows:

	HBOS FSPS £m	Other Schemes £m	2006 Total £m	HBOS FSPS £m	Other Schemes £m	2005 Total £m	HBOS FSPS £m	Other Schemes £m	2004 Total £m
Defined benefit obligations	(6,952)	(549)	(7,501)	(6,635)	(500)	(7,135)	(5,447)	(452)	(5,899)
Fair value of plan assets	6,174	470	6,644	4,934	409	5,343	3,831	352	4,183
Net liabilities	(778)	(79)	(857)	(1,701)	(91)	(1,792)	(1,616)	(100)	(1,716)
Experience adjustments on plan liabilities									
Gain/(loss) (£m)	136	7	143	(83)	(7)	(90)	(65)	22	(43)
Percentage of plan liabilities (%)	(2)	(1)	(2)	1	1	1	1	(5)	1
Experience adjustments on plan assets									
Gain (£m)	149	25	174	581	10	591	27	22	49
Percentage of plan assets (%)	2	5	3	12	2	11	1	6	1

The net actuarial gain on the defined benefit obligations of £59m in 2006 includes a loss of £348m in respect of changes in life expectancy arising from the use of recently published mortality tables, offset by gains arising from changes in the discount rate and other actuarial assumptions. The net actuarial losses of the defined benefit obligations of £830m in 2005 principally arose from the change in the discount rate assumption. The discount rate is based on an average yield from long-dated AA corporate bonds which fell significantly in 2005.

The Group's policy for recognising actuarial gains and losses is to take them directly to reserves in the period in which they arise. A gain of £163m (2005 loss of £167m) (net of tax) was recognised in the consolidated statement of recognised income and expense in the year. Cumulative actuarial gains and losses recognised in the consolidated statement of recognised income and expense at 31 December 2006 amount to a loss of £136m (2005 £299m) (net of tax).

7. Post Retirement Benefits continued

Summary of assumptions and membership data

The following assumptions and data have been used in respect of the defined benefit pension schemes:

	HBOS FSPS				Other Schemes			
	2007	2006	2005	2004	**2007**	2006	2005	2004
Actuarial assumptions at beginning of the year								
Discount rate (%)	**5.15**	4.85	5.45	5.60	**5.15**	4.85	5.45	5.60
RPI inflation rate	**3.0**	2.8	2.8	2.8	**3.0**	2.8	2.8	2.8
Expected return on plan assets [(a)] (%)	**7.18**	7.15	7.71	7.76	**6.86**	6.29	6.20	6.45
Salary increases [(b)] (%)	**3.5**	3.3	3.8	3.8	**3.5**	3.3	3.8	3.8
Pension increases [(c)] (%)	**3.0**	2.8	2.8	2.8	**3.0**	2.8	2.8	2.8
Life expectancy at age 60 (years)								
Retired members								
Males	**26**	23	23	21-24	**26**	23	23	21-24
Females	**27**	26	26	24-27	**27**	26	26	24-27
Non-retired members								
Males	**27**	24	24	21-25	**27**	24	24	21-25
Females	**29**	27	27	26-28	**29**	27	27	26-28

(a) The expected return on plan assets is the weighted average of the expected returns of the main asset classes. These returns reflect a combination of historical performance, the forward looking views of financial markets, as suggested by the yields available, and the views of investment organisations. For 2007 the expected returns are 8.3% on equities, 5.15% on bonds and 6.75% on property.

(b) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

(c) The pension increase is on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of at least 3% per annum have been assumed to increase at 3.4% per annum for the end of year calculations (3.25% per annum for previous calculations).

A summary of the membership data at the end of each year is as follows:

	HBOS FSPS			Other Schemes		
	2006	2005	2004	**2006**	2005	2004
Active members						
Number	**30,044**	32,504	35,136	**2,113**	2,289	1,504
Covered annual payroll (£m)	**747**	764	785	**82**	78	56
Average age	**41**	41	40	**44**	43	41
Average service	**14**	13	12	**11**	12	11
Deferred members						
Number	**35,167**	32,844	32,135	**2,019**	1,969	1,764
Average age	**42**	44	43	**47**	44	45
Retired members						
Number	**13,866**	12,932	11,182	**677**	644	663
Total annual pensions (£m)	**120**	112	105	**10**	9	9
Average age	**63**	64	64	**64**	65	64

The principal assumptions used in the calculation of the other post retirement benefits are the discount rate, which is the same as that used for the pension schemes and the medical cost trend rate which has been assumed to be the same as the discount rate.

Sensitivity analysis for each of the assumptions used to measure the scheme liabilities, showing the increase in defined benefit obligations at 31 December 2006.

Factor	Change in assumption	HBOS FSPS	Other Schemes
Discount rate	decrease 0.1%	increase 2.3%	increase 2.2%
Rate of inflation	increase 0.1%	increase 2.2%	increase 2.2%
Rate of salary growth	increase 0.1%	increase 0.4%	increase 0.5%
Life expectancy at age 60	increase by 1 year	increase 2.7%	increase 2.4%

8. Share-based Payments
The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore, colleagues in the Group are able to own HBOS shares through various share-based payment arrangements.

During the year ended 31 December 2006, the Group operated the following share-based payment arrangements, which are predominantly equity-settled:

Sharesave plan	This is a standard tax-approved scheme that is available to all colleagues.
Share option plans	The final award under the HBOS plan was made in 2004. Under this plan options over shares at market value, with a face value equal to 20% of salary, were awarded to all colleagues with the exception of those of level 8 and above. A separate option plan exists for St. James's Place, which awards options in respect of HBOS shares, and which continues to operate.
Free shares	This was introduced in 2005 under the share incentive plan legislation as a replacement for the share option plan (not including the St. James's Place plan). In broad terms, it covers all colleagues and free shares of 5% of salary, up to a limit of £3,000, are awarded to each colleague.
Sharekicker plan	This provides colleagues with the opportunity to purchase shares with a proportion of their annual net bonus. For every two shares purchased a matching share is awarded after three years.
Long term incentive plan	This is offered to some of the Group's most senior colleagues. A full description of the plan is provided on pages 104 and 105 of the 'Report of the Board in relation to remuneration policy and practice'.
Executive stock option plan	The final award under this plan was in 2000. Under this plan, options were granted at market value to certain colleagues. The options vested upon satisfaction of a performance measure over a three year period. Options are exercisable from the date the measure is satisfied until the tenth anniversary of the date of grant.

During 2006 no modifications were made to share-based payment arrangements and none were settled or cancelled.

The table below summarises the share-based payment awards granted in 2006 and 2005:

	Sharesave plan	Share option plan[b]	Free shares	Sharekicker plan	Long term incentive plan
Awards in 2006					
Date of grant	**21 September**	**2 March**	**8 August**	**23 March**	**30 March**
Number granted	**9,669,771**	**495,885**	**7,370,115**	**4,707,159[c]**	**1,915,822[d]**
Awards in 2005					
Date of grant	23 September	3 March	10 August	23 March	30 March
Number granted	10,381,241	476,401	7,352,056	4,989,559[c]	1,892,966[d]
Contractual life	3.5, 5.5 and 7.5 years	5 years	3 years	3 years	3 years
Vesting conditions	3.25, 5.25 and 7.25 years vesting period[a]	3 years service	3 years service	3 years service	3 years service and achievement of TSR target

(a) Although the savings periods are three, five and seven years the vesting periods are slightly longer since savings do not commence until December each year.

(b) The awards relate to the St. James's Place plan.

(c) These are the number of deferred shares purchased.

(d) The 2005 award includes 89,696 shares that were not awarded until 2 September 2005. The 2006 award includes 217,248 shares that were not awarded until 25 August 2006. Numbers of awards granted are based on 100% of share grants.

8. Share-based Payments continued

Movements in options

Movements in options granted under the various equity participation plans mentioned above are as follows:

Sharesave plan	2006 Number of options	2006 Weighted average exercise price (£)	2005 Number of options	2005 Weighted average exercise price (£)
Outstanding at 1 January	**46,576,267**	**5.86**	50,305,553	5.44
Granted during the year	**9,669,771**	**7.93**	10,381,241	6.91
Exercised during the year	**(4,877,672)**	**5.62**	(10,648,034)	4.93
Forfeited during the year	**(2,536,970)**	**6.13**	(3,308,241)	5.46
Expired during the year	**(270,405)**	**5.79**	(154,252)	5.65
Outstanding at 31 December	**48,560,991**	**6.29**	46,576,267	5.86
Exercisable at 31 December	**2,067,132**	**5.70**	1,883,551	5.11

Share option plans	2006 Number of options	2006 Weighted average exercise price (£)	2005 Number of options	2005 Weighted average exercise price (£)
Outstanding at 1 January	**63,355,372**	**6.92**	87,725,000	7.02
Granted during the year	**495,885**	**9.99**	476,401	8.32
Exercised during the year	**(25,667,956)**	**6.68**	(19,653,591)	7.38
Forfeited during the year	**(2,322,722)**	**7.05**	(5,192,438)	6.94
Outstanding at 31 December	**35,860,579**	**7.13**	63,355,372	6.92
Exercisable at 31 December	**6,888,530**	**6.85**	5,570,779	7.48

Executive stock option plan	2006 Number of options	2006 Weighted average exercise price (£)	2005 Number of options	2005 Weighted average exercise price (£)
Outstanding at 1 January	**2,042,488**	**5.78**	3,797,079	5.58
Exercised during the year	**(790,581)**	**5.24**	(1,754,591)	5.36
Outstanding and exercisable at 31 December	**1,251,907**	**6.11**	2,042,488	5.78

For the sharesave plan, the weighted average share price at the date of exercise for share options exercised during the year was 991.0 pence. The options outstanding at 31 December 2006 had exercise prices in the range of 410.0 pence to 792.8 pence and a weighted average remaining contractual life of 3.0 years.

For the share option plans, the weighted average share price at the date of exercise for share options exercised during the year was 988.6 pence. The options outstanding at 31 December 2006 had exercise prices in the range of 654.0 pence to 999.0 pence and a weighted average remaining contractual life of 2.9 years.

For the executive stock option plan, the weighted average share price at the date of exercise for share options exercised in the year was 991.1 pence. The options outstanding at 31 December 2006 had exercise prices in the range of 535.3 pence to 712.5 pence and a weighted average remaining contractual life of 2.9 years.

8. Share-based Payments continued

Financial assumptions underlying the calculation of fair value

The fair value expense has been based on the fair value of the instruments granted, as calculated using appropriate pricing models. The table below shows the assumptions and models used to calculate the grant date fair value of awards in 2005 and 2006:

	Sharesave plan	Share option plan[b]	Free shares	Sharekicker plan	Long term incentive plan
Awards in 2006					
Fair value (pence)	**299**	**167**	**974**	**451**	**554**
Share price (pence)	**1,057.0**	**999.0**	**974.0**	**1,001.5**	**959.0**
Exercise price (pence)	**793.0**	**999.0**	**0.0**	**0.0**	**0.0**
Expected volatility (% p.a.)[a]	**20**	**15**	**N/A**	**N/A**	**15**
Expected dividends (% p.a.)	**3.6**	**3.4**	**N/A**	**3.6[d]**	**N/A[e]**
Risk-free interest rate	**4.9**	**4.4**	**N/A**	**N/A**	**N/A**
Awards in 2005					
Fair value (pence)	189	138	910	362	729
Share price (pence)	847.5	832.0	910.0	815.0	834.5
Exercise price (pence)	691.2	832.0	0.0	0.0	0.0
Expected volatility (% p.a.)[a]	20	20	N/A	N/A	20
Expected dividends (% p.a.)	4.0	3.8	N/A	4.0[d]	N/A[e]
Risk-free interest rate	4.2	4.9	N/A	N/A	N/A
Pricing model	Black-Scholes	Binomial Lattice	[c]	Black-Scholes	Monte Carlo Simulation

(a) Expected volatility is based on an analysis of both the Group's historical volatility over the twelve months preceding the date of each award and the volatility implied by the price of traded options as at the date of each award.

(b) The awards relate to the St. James's Place plan.

(c) As no performance conditions attach to these awards and dividends are reinvested, the fair value is the same as the face value of the awards.

(d) Dividends payable on the matching shares during the vesting period are not awarded to the recipient.

(e) Dividends payable on the shares during the vesting period are reinvested and so no dividend yield assumption is required.

Early exercise assumptions

The following allowance has been made for the impact of early exercise once options have vested:

Sharesave plan	As the length of the exercise window is only six months all option holders are assumed to exercise halfway through the exercise window.
St. James's Place plan	It is assumed that half of the option holders will exercise their options each year if the share price is at least 15% above the exercise price.

Allowance for performance conditions

The long term incentive plan includes a market based performance condition based on the Group's total shareholder return relative to an index of comparator companies. The impact of this performance condition has been modelled using Monte Carlo Simulation techniques, which involves running several thousands of simulations of future share price movements for both the Group and the comparator index. For the purpose of these simulations it is assumed that the share price of the Group and the comparator index are 60% correlated (2005 award 70%) and that the comparator index has volatility of 15% p.a. for the 2006 award (2005 award 20% p.a.).

The performance condition is based on the Group's performance relative to the comparator index over a three year period commencing on 1 January each year. The fair value calculations for the awards that were made in 2006 and 2005 therefore include an allowance for the actual performance of the Group's share price relative to the index over the period between 1 January and the award date.

Charge to income statement

	2006 £m	2005 £m
Expense arising from share-based payment transactions		
Equity settled	**95**	82
Cash settled	**6**	1
Total	**101**	83
Closing balance of liability for cash settled share-based payment transactions	**5**	1

Included within the charge for the year is £8m (2005 £3m) in respect of share-based arrangements within St. James's Place for options held on the shares of that company. In relation to the Group's share schemes, National Insurance and income tax costs of £36m (2005 £22m) are borne by the Group and are not included in the above table.

9. Taxation

	2006 £m	2005 £m
Current tax		
Corporation tax charge at 30%	**978**	876
Relief for overseas taxation	**(73)**	(36)
Overseas taxation	**206**	161
	1,111	1,001
Deferred tax (Note 30)	**661**	545
Total income tax on profit	**1,772**	1,546
The above tax expense is made up as follows:		
Tax on policyholder returns	**220**	200
Tax on shareholder returns	**1,552**	1,346

The tax assessed for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006 £m	2005 £m
Profit before taxation	**5,706**	4,808
Profit multiplied by the standard rate of corporation tax in the UK of 30% (2005 30%)	**1,712**	1,442
Effects of:		
Expenses not deductible/(Income not chargeable) for tax purposes	**9**	(20)
Net effect of differing tax rates overseas	**16**	(51)
Book gains covered by capital losses/indexation	**(109)**	(56)
Policyholder tax/differing tax rates for life assurance business	**154**	253
Impairment on investment securities	**23**	12
Adjustments in respect of previous periods	**(7)**	(34)
Other	**(26)**	
Total income tax on profit	**1,772**	1,546
Current tax (credit)/charge recognised directly in equity		
Relating to share plans	**(24)**	
Relating to available for sale investments	**(10)**	8
	(34)	8
Deferred tax charge/(credit) recognised directly in equity		
Relating to share plans	**(62)**	
Relating to available for sale investments	**20**	(3)
Relating to cash flow hedges	**125**	17
Relating to post employment benefit obligations	**56**	(72)
	139	(58)

10. Earnings per ordinary share
Basic and diluted earnings per ordinary share are based upon Group profit attributable to ordinary shareholders of £3,820m (2005 £3,194m) which is calculated as follows:

	2006 £m	2005 £m
Profit attributable to parent company shareholders	**3,879**	3,230
Profit attributable to preference shareholders	**(59)**	(36)
Profit attributable to ordinary shareholders	**3,820**	3,194
Profit of disposal group held for sale attributable to ordinary shareholders	**(3)**	
Profit attributable to ordinary shareholders for continuing operations	**3,817**	3,194

To calculate basic earnings per ordinary share the weighted average number of 25p ordinary shares is used and for diluted earnings per ordinary share the weighted average number of actual and potential 25p ordinary shares is used. Details of these are given below:

	2006 Number million	2005 Number million
Actual weighted average number of shares in issue	**3,796**	3,888
Adjustment for weighted average number of shares on which options have been granted but not yet exercised	**42**	39
Potential weighted average number of shares in issue	**3,838**	3,927

The basic and diluted earnings per ordinary share are given below:

	2006 pence	2005 pence
Basic earnings per ordinary share		
Continuing operations	**100.5**	82.2
Disposal group	**0.1**	
Total	**100.6**	82.2
Diluted earnings per ordinary share		
Continuing operations	**99.4**	81.3
Disposal group	**0.1**	
Total	**99.5**	81.3

11. Financial Instruments Held for Trading
Financial assets and liabilities held for trading (other than derivatives) are as follows:

	2006 £m	2005 £m
Financial assets held for trading		
Debt securities	**34,884**	29,352
Loans and advances to banks	**11,870**	9,271
Loans and advances to customers	**2,379**	3,135
Other assets	**6**	8
Total	**49,139**	41,766
Financial liabilities held for trading		
Debt securities in issue	**376**	406
Deposits by banks	**10,014**	2,875
Customer accounts	**11,551**	21,509
Other liabilities	**393**	217
Total	**22,334**	25,007

12. Disposal group

The assets (£1,388m) and liabilities (£909m) of the disposal group comprise those of the Mother Topco Limited group of companies. Mother Topco Limited, a subsidiary undertaking in which the Group had a 58.3% equity interest at 31 December 2006, is the vehicle established to effect the purchase of McCarthy & Stone plc, a UK provider of retirement homes. The assets and liabilities were acquired with a view for subsequent disposal. It is highly probable that this disposal will occur within twelve months of the acquisition date and, in accordance with IFRS 5, 'Non-current assets held for sale and discontinued assets', the assets and liabilities are classified as a disposal group.

13. Derivatives

The Group's trading derivative transactions are either customer driven and generally matched or are carried out for proprietary purposes within limits approved by the Board. Where a derivative held for economic hedging purposes does not qualify for hedge accounting, it is classified below as held for trading.

Group	2006 Notional principal amount £m	2006 Fair value Asset £m	2006 Fair value Liability £m	2005 Notional principal amount £m	2005 Fair value Asset £m	2005 Fair value Liability £m
Derivatives held for trading						
Exchange rate related contracts						
Forward foreign exchange	**59,160**	**409**	**923**	52,351	707	530
Cross currency swaps	**24,887**	**371**	**450**	12,769	128	229
Options	**1,182**	**26**	**14**	1,139	33	38
	85,229	**806**	**1,387**	66,259	868	797
Interest rate related contracts						
Interest rate swaps	**475,354**	**3,705**	**3,821**	339,545	3,878	4,273
Forward rate agreements	**248,122**	**46**	**45**	123,912	28	31
Options	**44,017**	**176**	**100**	42,251	205	117
Futures	**48,640**	**222**	**250**	46,433	170	176
	816,133	**4,149**	**4,216**	552,141	4,281	4,597
Equity/index and commodity related contracts						
Options and swaps	**4,604**	**1,188**	**714**	4,127	979	572
Total derivatives held for trading	**905,966**	**6,143**	**6,317**	622,527	6,128	5,966
Total derivatives held for hedging	**429,082**	**2,469**	**4,438**	334,590	4,371	2,610
Total derivatives	**1,335,048**	**8,612**	**10,755**	957,117	10,499	8,576

13. Derivatives continued
The Group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of the macro cash flow, micro fair value and net investment hedge approaches.

The Group has entered into derivative contracts for hedging as noted below. The notional principal amounts represent the value of the contract to which the derivative relates and are provided to assist the comparison with the financial instrument values on the balance sheet.

Group	**2006**			2005		
	Notional principal amount £m	**Fair value Asset £m**	**Fair value Liability £m**	Notional principal amount £m	Fair value Asset £m	Fair value Liability £m
Derivatives held for hedging						
Derivatives designated as fair value hedges						
Interest rate swaps	**39,367**	**501**	**441**	32,155	1,106	432
Forward foreign exchange	**82**		**7**	1,244		3
Cross currency swaps	**47,756**	**246**	**2,240**	57,582	1,448	944
Options	**472**		**4**	839		5
	87,677	**747**	**2,692**	91,820	2,554	1,384
Derivatives designated as cash flow hedges						
Interest rate swaps	**199,633**	**1,643**	**1,121**	140,366	1,480	1,197
Forward rate agreements	**68,974**	**20**	**9**	43,070	27	3
Cross currency swaps	**31,782**	**14**	**605**	22,439	299	9
Futures	**41,016**	**45**	**11**	36,895	11	17
	341,405	**1,722**	**1,746**	242,770	1,817	1,226
Total derivatives held for hedging	**429,082**	**2,469**	**4,438**	334,590	4,371	2,610

The Company has derivatives designated as fair value hedges. These comprise cross currency swaps with a notional principal of £5,022m (2005 £1,353m), an asset fair value of £1m (2005 £44m) and a liability fair value of £55m (2005 £nil), interest rate swaps with a notional principal of £245m (2005 £nil) and liability fair value of £1m (2005 £nil), and forward foreign exchange contracts with a notional principal of £7m (2005 £nil) and fair value of £nil (2005 £nil).

14. Loans and Advances to Customers

	2006 £m	2005 £m
Gross loans and advances to customers	379,897	346,706
Impairment losses on loans and advances (Note 15)	(3,089)	(2,938)
Net loans and advances to customers	376,808	343,768

The Group's lending exposure before impairment provisions and before taking account of collateral is analysed below.

	2006 £m	2005 £m
Agriculture, forestry and fishing	1,402	1,316
Energy	2,275	1,800
Manufacturing industry	5,797	6,351
Construction and property	40,537	36,913
Hotels, restaurants and wholesale and retail trade	12,951	12,601
Transport, storage and communication	7,412	4,873
Financial	6,555	10,815
Other services	19,747	19,369
Individuals		
Home mortgages	234,582	213,842
Other personal lending	22,732	23,463
Overseas residents	25,907	15,363
	379,897	346,706

Loans and advances to customers include advances that are securitised of £72,730m (2005 £53,386m) the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose vehicles, funded by the issue of commercial paper on terms whereby some of the risks and rewards of the portfolio are retained by the subsidiary. Accordingly, all these advances are retained on the Group's balance sheet with the commercial paper included within debt securities in issue (Note 33). Included in securitised loans is an amount of £6,629m (2005 £nil) relating to the securitisation of residential mortgages using a credit default swap.

Loans and advances to customers include finance leases analysed as follows:

	2006 £m	2005 £m
Gross investment in finance receivables:		
Within one year	2,993	2,962
Between one and five years	4,719	4,570
More than five years	4,452	3,605
	12,164	11,137
Less: unearned finance income	(3,213)	(2,675)
Present value of minimum lease payments	8,951	8,462
Analysed as:		
Within one year	2,477	2,417
Between one and five years	3,531	3,440
More than five years	2,943	2,605
Finance lease receivables	8,951	8,462

At 31 December 2006 total unguaranteed residual values accrued to the benefit of the Group amounted to £47m (2005 £90m). At 31 December 2006 total accumulated allowance for uncollectable minimum lease payments receivable amounted to £31m (2005 £28m).

15. Impairment Losses on Loans and Advances

	2006 £m	2005 £m
At 1 January	**2,938**	2,536
New impairment provisions less releases	**1,819**	1,665
Amounts written off	**(1,485)**	(1,191)
Acquisitions		7
Disposal of subsidiary undertakings	**(65)**	
Discount unwind on impaired loans and advances to customers	**(99)**	(89)
Foreign exchange translation	**(19)**	10
At 31 December	**3,089**	2,938
New impairment provisions less releases	**1,819**	1,665
Recoveries of amounts previously written off	**(77)**	(66)
Net charge to income statement	**1,742**	1,599

16. Investment Securities

Group	At fair value through the income statement £m	Available for sale £m	Loans and receivables £m	2006 Total £m
Listed				
Debt securities	**23,991**	**26,821**		**50,812**
Equity shares	**43,573**	**51**		**43,624**
Total listed	**67,564**	**26,872**		**94,436**
Unlisted				
Debt securities	**1,749**	**15,772**	**493**	**18,014**
Equity shares	**2,371**	**2,210**		**4,581**
Total unlisted	**4,120**	**17,982**	**493**	**22,595**
Total	**71,684**	**44,854**	**493**	**117,031**
Comprising:				
Debt securities	**25,740**	**42,593**	**493**	**68,826**
Equity shares	**45,944**	**2,261**		**48,205**

16. Investment Securities continued

Group	At fair value through the income statement £m	Available for sale £m	Loans and receivables £m	2005 Total £m
Listed				
Debt securities	25,641	22,088		47,729
Equity shares	34,144	36		34,180
Total listed	59,785	22,124		81,909
Unlisted				
Debt securities	1,499	19,112	788	21,399
Equity shares	335	691		1,026
Total unlisted	1,834	19,803	788	22,425
Total	61,619	41,927	788	104,334
Comprising:				
Debt securities	27,140	41,200	788	69,128
Equity shares	34,479	727		35,206

Investment securities held at fair value through the income statement and as available for sale are recorded at fair value. The fair value movement during the year was £3,679m (2005 £9,062m) and £135m (2005 £224m) respectively. Within the fair value movement for available for sale is a loss of £136m (2005 gain of £34m) relating to assets subject to fair value hedging. Investment securities designated as loans and receivables are recorded at amortised cost.

In keeping with normal market practice, the Group enters into securities lending transactions and repurchase agreements, whereby cash and securities are temporarily received or transferred as collateral. Debt securities with a value of £2,989m (2005 £1,827m) were subject to agreement to repurchase, where the transferee obtains the right to pledge or sell the asset they receive. Debt securities also include securities pledged as collateral as part of securities lending transactions amounting to £11,818m (2005 £11,787m).

Securities held as collateral under reverse repurchase agreements amounted to £33,773m (2005 £46,918m). These are not recognised as assets and are therefore not included above. Of this amount the Group had resold or repledged £25,309m (2005 £38,466m) as collateral for its own transactions.

Debt securities include asset backed securities of £19,017m (2005 £19,497m) which are held in bankruptcy remote special purpose vehicles, funded by the issue of commercial paper on terms whereby some of the rewards and risks of the portfolio have been retained by the Group. The commercial paper is included within debt securities in issue (Note 33).

Investment securities held by the Company are designated as available for sale and comprise £4m (2005 £13m) unlisted equity shares and £36m (2005 £36m) of listed debt securities. The fair value at 31 December 2006 is £40m (2005 £49m) and the fair value movement during the year was £nil.

17. Interests in Jointly Controlled Entities and Associated Undertakings

Interests in jointly controlled entities	Acquired book value £m	Equity adjustments £m	Share of net assets £m	Goodwill £m	Book value £m
At 1 January 2006	337	(150)	187	98	285
Acquisitions and subscriptions of capital	178		178	3	181
Transfer from investment securities	113		113		113
Disposals	(21)	1	(20)		(20)
Reclassification of Lex on acquisition as a subsidiary (Note 19)	(87)	(11)	(98)	(96)	(194)
Equity accounting adjustments		55	55		55
At 31 December 2006	520	(105)	415	5	420

The Group's unrecognised share of losses for the year was £36m (2005 £22m). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group's unrecognised share of losses net of unrecognised profits on a cumulative basis is £82m (2005 £53m).

The following amounts are included in the Group's share of jointly controlled entities noted above.

	Profit after tax £m	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m	Equity £m
2006	112	3,604	5,290	(4,462)	(4,012)	420
2005	29	1,918	4,298	(2,107)	(3,824)	285

Interests in associated undertakings	Acquired book value £m	Equity adjustments £m	Share of net assets £m	Goodwill £m	Book value £m
At 1 January 2006	128	46	174		174
Acquisitions and subscriptions of capital	21		21		21
Disposals	(9)		(9)		(9)
Amounts written off	(7)		(7)		(7)
Equity accounting adjustments		2	2		2
At 31 December 2006	133	48	181		181

The Group's unrecognised share of losses for the year was £nil (2005 £1m). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group's unrecognised share of losses net of unrecognised profits on a cumulative basis is £nil (2005 £nil).

The following amounts are included in the Group's share of associated undertakings noted above.

	Profit after tax £m	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m	Equity £m
2006	14	1,938	1,346	(2,272)	(831)	181
2005	10	1,291	1,168	(1,257)	(1,028)	174

17. Interests in Jointly Controlled Entities and Associated Undertakings continued
The Group's main jointly controlled entities and associated undertaking in operation at 31 December 2006 are as follows:

	Nature of business		Issued share capital	Group's interest	Statutory accounts made up to	Principal area of operations
Jointly controlled entities						
AA Personal Finance Limited	Finance	ordinary	3,000,002	50%	December 2006	UK
First Alternative Holdings Ltd	Insurance	ordinary	1,000,000	75%	December 2006	UK
		preference	100,000,000	100%		
esure Holdings Ltd	Insurance	ordinary	3,330,000	70%	December 2006	UK
		preference	175,170,000	100%		
Associated undertakings						
Rightmove plc	Property website	ordinary	126,761,800	22%	December 2006	UK
Sainsbury's Bank plc	Banking	ordinary	140,000,000	45%	March 2006[(a)]	UK
		loan	100,000,000	45%		

(a) The accounts of Sainsbury's Bank plc have been equity accounted in the Group's consolidated accounts on the basis of accounts prepared for the year to 31 December 2006. On 8 February 2007 the Group's interest increased to 50% and Sainsbury's Bank plc became a jointly controlled entity.

All the interests in jointly controlled entities and associated undertakings are incorporated in the UK and are held by subsidiary undertakings. Rightmove plc is listed on the London Stock Exchange and the Group's interest had a market valuation of £109m at 31 December 2006. All other interests are unlisted.

18. Interests in Group Undertakings
Interests in Group undertakings comprise investments in ordinary shares and capital contributions carried at cost less impairment provisions and other borrowed funds loaned to subsidiaries.

	Ordinary shares £m	Capital contributions £m	Loans £m	Total £m
At cost at 1 January 2006	**9,918**		**5,833**	**15,751**
Subscriptions of capital	**1,044**	**1,033**		**2,077**
Net advances			**846**	**846**
At cost at 31 December 2006	**10,962**	**1,033**	**6,679**	**18,674**

The main subsidiary undertakings at 31 December 2006 are as follows:

	Company's interest in ordinary share capital and voting rights	Principal business	Country of incorporation
The Governor and Company of the Bank of Scotland and subsidiaries, including	100%[(a)]	Banking, financial and related services	UK
HBOS Treasury Services plc	100%	Banking	UK
Bank of Scotland (Ireland) Ltd	100%	Banking	Ireland
CAPITAL BANK plc	100%[(b)]	Banking and personal finance	UK
HBOS Australia Pty Ltd and subsidiaries, including			
Bank of Western Australia Ltd	100%	Banking	Australia
Halifax plc	100%[(a)]	Banking	UK
Halifax Share Dealing Ltd	100%	Execution only stockbroking	UK
HBOS Insurance & Investment Group Ltd and subsidiaries, including	100%[(a)]	Investment holding	UK
Halifax General Insurance Services Ltd	100%	General insurance brokerage	UK
St. Andrew's Insurance plc	100%	General insurance	UK
Clerical Medical Investment Group Ltd	100%	Life assurance	UK
Halifax Life Ltd	100%	Life assurance	UK
Halifax Investment Fund Managers Ltd	100%	OEIC management	UK
Insight Investment Management Ltd	100%	Investment management	UK
Invista Real Estate Investment Management Holdings plc	55%	Real estate fund management	UK
St. James's Place plc	60%	Financial services	UK

(a) HBOS plc holds 100% of the issued preference share capital.

(b) The Governor and Company of the Bank of Scotland holds 100% of the issued preference share capital.

19. Goodwill and Other Intangible Assets

Group	2006 £m	2005 £m
Goodwill	**1,889**	1,666
Other intangibles	**800**	782
	2,689	2,448

Goodwill	2006 £m	2005 £m
At 1 January	**1,666**	1,671
Exchange translation	**(14)**	(1)
Acquired through business combinations	**200**	(4)
Additions		7
Transfer from jointly controlled entities (Note 17)	**96**	
Disposals	**(4)**	(7)
Impairment	**(55)**	
At 31 December	**1,889**	1,666

Goodwill impairment testing
Goodwill has arisen on the acquisition of companies and other businesses. It is subject to a six monthly impairment review by comparing the value in use with the carrying value. When this indicates that the carrying value is not recoverable it is written down through the income statement. The goodwill is allocated to the cash-generating units or groups of cash-generating units that are expected to benefit from the acquisitions concerned. In most cases, the cash-generating units represent the actual company or business acquired.

The recoverable amount of each cash-generating unit is based upon value in use calculations. The calculations use cash flow projections based upon the five year business plan with cash flows thereafter being extrapolated using growth rates in the range of 2.25% to 2.50% reflecting the long term nature of the businesses concerned and the long term trend in growth rate of the respective economy. The pre-tax discount rates used in discounting projected cash flows lie in the range of 10% to 12.2% reflecting the perceived risk within those businesses.

The impairment loss of £55m (2005 £nil) principally relates to the full write down of the goodwill held in respect of a specialist leasing company following an impairment review.

Goodwill can be analysed on a divisional basis as follows:

	2006 £m	2005 £m
Retail	**443**	426
Corporate	**280**	42
Insurance & Investment	**835**	853
International	**292**	306
Treasury & Asset Management	**39**	39
Total	**1,889**	1,666

19. Goodwill and Other Intangible Assets continued

Other intangible assets	Purchased value of in-force investment contracts £m	Software and other intangible assets £m	2006 Total £m	Purchased value of in-force investment contracts £m	Software and other intangible assets £m	2005 Total £m
Cost/deemed cost						
At 1 January	396	902	1,298	394	741	1,135
Exchange translation		(2)	(2)		2	2
Acquired through business combination		6	6	2	20	22
Additions		197	197		158	158
Disposals		(34)	(34)		(19)	(19)
At 31 December	396	1,069	1,465	396	902	1,298
Amortisation						
At 1 January	21	495	516		379	379
Exchange translation		(1)	(1)		1	1
Charge for the year	24	137	161	21	128	149
Disposals		(11)	(11)		(13)	(13)
At 31 December	45	620	665	21	495	516
Carrying value						
At 31 December	351	449	800	375	407	782

The Company has other intangible assets acquired during the year at cost of £10m (2005 £nil) less amortisation of £2m (2005 £nil) charged for the year.

20. Property and Equipment

	Property £m	Equipment £m	2006 Total £m	Property £m	Equipment £m	2005 Total £m
Cost						
At 1 January	1,533	1,567	3,100	1,534	1,433	2,967
Exchange translation	(3)	(6)	(9)	2	6	8
Acquired through business combination	15	5	20			
Additions	134	146	280	72	235	307
Disposals	(38)	(90)	(128)	(37)	(107)	(144)
Disposal of subsidiary undertakings	(2)	(9)	(11)			
Transfer from/(to) investment property (Note 21)	23		23	(38)		(38)
At 31 December	1,662	1,613	3,275	1,533	1,567	3,100
Depreciation						
At 1 January	550	1,017	1,567	520	911	1,431
Exchange translation		(5)	(5)		3	3
Charge for the year	53	166	219	53	173	226
Disposals	(12)	(60)	(72)	(23)	(70)	(93)
Disposal of subsidiary undertakings	(1)	(6)	(7)			
At 31 December	590	1,112	1,702	550	1,017	1,567
Carrying value						
At 31 December	1,072	501	1,573	983	550	1,533

Included within Group property and equipment are assets, including properties that will be classified as investment properties upon completion, that are in the course of construction amounting to £353m (2005 £209m) which are not depreciated until the assets are brought into use.

21. Investment Properties

	2006 £m	2005 £m
At 1 January	**3,942**	3,571
Additions		16
Disposals	**(2)**	(15)
Net movement in properties held by policyholder funds	**655**	(117)
Fair value movement	**438**	449
Transfer (to)/from property and equipment (Note 20)	**(23)**	38
At 31 December	**5,010**	3,942

Investment properties are carried at their fair value as determined by independent qualified surveyors having recent experience in the location and category of the property being valued. Fair values were determined having regard to recent market transactions for similar properties.

Rental income and expenses in respect of the above properties amounted to £249m and £25m respectively (2005 £237m and £19m respectively).

22. Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:

	Cost £m	Depreciation £m	2006 Carrying value £m	Cost £m	Depreciation £m	2005 Carrying value £m
At 1 January	**4,370**	**(1,255)**	**3,115**	3,997	(967)	3,030
Exchange translation	**(88)**	**34**	**(54)**	67	(2)	65
Acquired through business combination	**1,428**		**1,428**			
Additions	**1,804**		**1,804**	1,185		1,185
Disposals	**(1,350)**	**550**	**(800)**	(879)	275	(604)
Charge for the year		**(812)**	**(812)**		(561)	(561)
At 31 December	**6,164**	**(1,483)**	**4,681**	4,370	(1,255)	3,115

Future minimum lease payments under non-cancellable operating leases are due to be received in the following periods:

	2006 £m	2005 £m
Not later than one year	**1,264**	689
Later than one year and not later than five years	**1,578**	330
Later than five years	**802**	965
	3,644	1,984

23. Deferred Costs

	2006 £m	2005 £m
Deferred acquisition costs	278	202
Deferred origination costs	575	443
	853	645

24. Value of In-Force Long Term Assurance Business

	2006 £m	2005 £m
At 1 January	2,847	2,172
Acquisitions		272
Disposals	(16)	
Expected changes in existing business:		
Unwind of discount rate	227	167
Current year release to the income statement	(479)	(312)
Effect of current year experience	8	131
New business	558	406
Changes in assumptions	(32)	2
Exchange translation	(9)	9
At 31 December	3,104	2,847

Assumptions

The key assumptions used in the measurement of the value of in-force long term assurance business relating to insurance contracts and investment contracts with a discretionary participating feature ('DPF') are determined by the Board of Directors.

The economic assumptions that have the greatest effect on the calculation of the value of in-force long term assurance business are set out below. These assumptions require the application of material judgement and are chosen to represent a long term view of the likely economic environment.

The experience assumptions set out in Note 26 also have a significant effect on the cash flow projections. The selection of these assumptions also requires the application of material judgement and is made with reference to historic trends, taking into account the analysis of actual versus expected experience as well as industry data.

Additional information on the long term assurance business risk is set out on pages 87 to 89 of the 'Risk Management' report.

Risk discount rate

The risk discount rate, the rate used to calculate the present value of the future projected cash flows, is based on the long term view of the risk free rate of return. As a long term view, it necessarily involves the application of judgement. This is increased to reflect the uncertainty associated with the projected cash flows. This increase can be broken down into two principal components, being the investment risk component and the insurance risk component.

The investment risk component represents an allowance for uncertainty as to the level of future margins that will actually be achieved by the Group's investments. The level of this component is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

The insurance risk component represents an additional allowance in the risk discount rate to reflect the potential volatility of, and uncertainty around, the future level of insurance risk inherent in the contracts.

The breakdown of the risk discount rate is shown in the table below:

	2006 %	2005 %
Long term view of risk free rate of return	5.0	5.0
Investment risk component	1.0	1.0
Insurance risk component	2.0	2.0
Total	8.0	8.0

In isolation of any other assumption changes, an increase in the risk discount rate would result in a decrease in the value of in-force long term assurance business reducing profits and vice versa.

24. Value of In-Force Long Term Assurance Business continued

Investment return

Assumptions are set for each individual asset class based on the long term view of expected returns, and weighted to produce an investment return assumption for each particular class of business. The weighting is based on the long term asset allocation strategy for each class of business.

The table below sets out the long term view of the expected returns for each asset class:

	2006 %	2005 %
Return on fixed interest securities	**5.0 - 5.5**	5.0 - 5.5
Return on equities	**7.5**	7.5

In isolation, an increase in the investment return assumption would lead to an increase in profits, and vice versa.

Expenses

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force insurance contracts and investment contracts with DPF and associated overhead expenses.

The current level of expenses is taken as an appropriate expense base. The current expenses are analysed having regard to the volume and type of business in force to derive per contract expense assumptions. These per policy expense assumptions are assumed to increase over the course of the projections in line with an assumed expense inflation rate of 3% (2005 3%).

Changes in assumptions

There were no significant changes in the economic assumptions during 2006 used in the derivation of the value of in-force long term assurance business. However, there were a number of changes to the underlying experience assumptions used to estimate the cash flows from the long term assurance business. These are discussed further in Note 26.

Sensitivities

The tables below indicate the stand alone impact of changes to certain key variables on long term insurance contracts and investment contracts with DPF only:

	Change in variable	**Impact on profit before tax £m**	**2006 Impact on shareholders' equity £m**
Interest rates increase into perpetuity	**100bps**	**(178)**	**(97)**
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	**-10%**	**(126)**	**(77)**
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	**-10%**	**60**	**44**
Mortality/morbidity rates decrease across all policy types and age groups	**-5%**	**(8)**	**(4)**
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	**-10%**	**105**	**64**

	Change in variable	Impact on profit before tax £m	2005 Impact on shareholders' equity £m
Interest rates increase into perpetuity	100bps	(119)	(79)
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	-10%	(99)	(60)
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	-10%	63	43
Mortality/morbidity rates decrease across all policy types and age groups	-5%	(4)	(3)
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	-10%	126	79

Although the tables above demonstrate the impact of individual variable changes, in practice due to the correlation between certain variables a change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

25. Other Assets

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Reinsurance assets (Note 26)	**90**	104		
Group relief recoverable			**291**	83
Other assets	**3,797**	4,593	**53**	
	3,887	4,697	**344**	83

26. Insurance Contract Liabilities

	2006 Gross liabilities £m	2006 Reinsurance assets (Note 25) £m	2006 Net of reinsurance £m	2005 Gross liabilities £m	2005 Reinsurance assets (Note 25) £m	2005 Net of reinsurance £m
Long term insurance contract liabilities						
Insurance contracts within the with-profit fund	**5,934**		**5,934**	6,244		6,244
Insurance contracts within the non-profit funds	**18,179**	**(80)**	**18,099**	14,904	(92)	14,812
	24,113	**(80)**	**24,033**	21,148	(92)	21,056
General insurance contract liabilities						
Provision for unearned premiums	**615**	**(9)**	**606**	582	(9)	573
Claims provisions including claims incurred but not reported ('IBNR')	**249**	**(1)**	**248**	240	(3)	237
	864	**(10)**	**854**	822	(12)	810
Total insurance contract liabilities	**24,977**	**(90)**	**24,887**	21,970	(104)	21,866

The change in insurance contract liabilities (net of reinsurance) is analysed as follows:

	2006 £m	2005 £m
At 1 January	**21,866**	17,174
Acquisitions		1,326
Changes in assumptions	**(116)**	135
Additional insurance liabilities arising	**3,178**	3,213
Exchange translation	**(41)**	18
At 31 December	**24,887**	21,866

23. Insurance Contract Liabilities continued

Long Term Insurance Contract Liabilities
The Group principally writes the following long term contracts which contain insurance risk:

Life assurance - The policyholder is insured against death or permanent disability usually for predetermined amounts (principally mortality and disability risk).

Annuity products - The policyholder is entitled to payments for the duration of their life and is therefore insured for living longer than expected (principally longevity and market risk).

With-profit business - The primary purpose of these products is to provide a long term smoothed investment vehicle to the policyholder, protecting them against short term market fluctuations. The policyholder is also usually insured against death and the policy may carry an annuity option at maturity (principally market risk).

Unit-linked business - The primary purpose of these products is to provide an investment vehicle but where the policyholder is also insured against death (principally market risk).

Additional information on the risk associated with the long term assurance business is set out on pages 87 to 89 of the 'Risk Management' report.

The table below sets out the extent of the above exposures based on the carrying value of the liabilities:

	Insurance contract liabilities £m	Reinsurers' share of contract liabilities £m	2006 Net insurance contract liabilities £m	Insurance contract liabilities £m	Reinsurers' share of contract liabilities £m	2005 Net insurance contract liabilities £m
Life assurance	**684**		**684**	508		508
Annuity products	**2,061**		**2,061**	2,026		2,026
With-profit	**5,934**		**5,934**	6,244		6,244
Unit-linked	**15,430**	**(80)**	**15,350**	12,313	(91)	12,222
Other	**4**		**4**	57	(1)	56
Total	**24,113**	**(80)**	**24,033**	21,148	(92)	21,056

Guarantees and options
The products with the most significant guarantees and options are; certain with-profit bonds which allow surrenders at specified dates without market value adjustments being applied and withdrawals to be taken without penalty; certain contracts which provide guaranteed minimum levels of return on policyholder contributions made to the contract; and certain pension contracts containing an option that allows the policyholder to take an annuity benefit at any time between their 60th and 75th birthday on annuity rates that were guaranteed at the outset of the contract. There are no other material guarantees and options within the long term assurance business other than those discussed above.

For contracts where there are guarantees and options the most significant factor in determining the cost of the guarantees and options (other than economic conditions in which the option or guarantee has value) is the actual take up rate of options. The most significant factor in determining take up rates is customer behaviour which is influenced by a number of factors including the value of the contract, and the financial circumstances of the individuals. The financial impact is dependent on the value of corresponding investments, interest rates and longevity at the time of the claim.

In order to measure the risk of these guarantees the Group makes use of statistical modelling techniques where appropriate to determine the possible and most likely range of outcomes. To help mitigate the risks the Group makes use of matching techniques in order to hedge part of the expected cash flows arising under the guarantees in these contracts with financial instruments.

Experience and valuation rates of interest assumptions
The assumptions used in the measurement of insurance liabilities are determined by the board of directors. Material judgement is required in the choice of assumptions relating to insurance contracts.

The assumptions that have the greatest effect on the measurement of the insurance contract liabilities are set out by type of business below.

26. Insurance Contract Liabilities continued

Mortality and longevity rates
The process used to determine the Group's mortality and longevity assumptions starts with an internal investigation of the Group's actual mortality experience over the last five years. This investigation is updated regularly.

The results of this investigation are considered in the context of a number of factors including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period being considered, any known or expected trends in underlying data and relevant published market data.

The rates derived from the Group's experience are adjusted in the light of the factors mentioned above to derive a set of 'best estimate' rates. No deliberate margins for prudence are introduced as part of this process. These 'best estimate' assumptions will be used in the projection of 'best estimate' cash flows, such as the measurement of the value of in-force long term assurance business.

For insurance contracts within the non-profit funds, the liabilities are assessed on a prudent basis and hence the rates used need to include a margin for adverse deviation that will increase liabilities and provide some protection from the risk that actual experience is worse than the 'best estimate' assumptions.

For insurance contracts within the with-profit fund, the liabilities are required to be determined using the realistic or 'best estimate' assumptions.

The mortality tables used are as follows:

	2006	2005
Non-profit policies		
Pension annuities		
Males	**95% PM92 mc**	95% PM92 mc
Females	**80% PFA92 75%mc**	80% PFA92 75%mc
Term assurances		
Males	**43% - 145% TM92**	43% - 145% TM92
Females	**55% - 160% TF92**	55% - 160% TF92
Unit-linked policies		
Life assurance and pensions	**60% - 150% AM92/AF92**	60% - 150% AM92/AF92
With-profit policies		
Life assurance and pensions	**60% - 100% AM92/AF92**	60% - 100% AM92/AF92

For life assurance policies, increased mortality rates would lead to a larger number of claims and claims occurring sooner than anticipated, increasing the expenditure and reducing profits. For annuity contracts, the opposite is true.

Lapse and surrender rates (persistency)
A lapse occurs when the termination of a contract results from the non-payment of premiums due under that contract. A surrender occurs when a policyholder decides to voluntarily terminate their contract. Paid-up and partial surrender are additional forms of lapse and surrender.

The process used to determine contract lapse and surrender rates is similar to that used to determine mortality and longevity rates. The previous experience of the Group from 2003 to 2005 is analysed using statistical techniques. As the experience can vary considerably between different product types and for contracts which have been in force for different periods, the internal analysis breaks the data down into broadly homogeneous groups for the purposes of this analysis. This analysis is updated regularly.

The most recent experience is considered along with the results of previous analyses in order to determine a 'best estimate' view of what persistency experience will be in the future. In determining this 'best estimate' view, a number of factors are considered including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period being considered, any known or expected trends in underlying data and relevant published market data.

These 'best estimate' assumptions will be used in the projection of 'best estimate' cash flows, such as the measurement of the value of in-force long term assurance business. For insurance contracts within the non-profit funds the liabilities are calculated assuming a prudent 'worst case' scenario. That is, that no lapses are assumed to occur unless doing so would increase the liabilities. For insurance contracts within the with-profit fund, the liabilities are required to be determined using the realistic or 'best estimate' assumptions.

Lapse and surrender rates vary according to both contract type and the length of time a contract has been in force. No lapse and surrender rates have been presented because it is impractical to summarise the information in a meaningful manner.

The impact of an increase in lapse and surrender rates on contracts without guarantees and options would most likely result in a decrease in profits, as the contracts would no longer be in force to generate cash flows in the future. However, for certain policies with valuable guarantees and options (principally within the with-profit fund), increased lapse and surrender rates may be beneficial to the Group as the policyholder loses the ability to exercise the potentially valuable guarantee or option when their policy terminates.

26. Insurance Contract Liabilities continued

Valuation rate of interest
The valuation rate of interest is the rate used to discount the projected cash flows on the contracts in order to determine the value of the liabilities as at the reporting date.

For insurance contracts within the non-profit funds, the liabilities are calculated using a prudent valuation rate of interest determined according to specific rules set out by the Financial Services Authority. These rules specify that the valuation rate of interest should be set by reference to a prudent estimate of the future yield on the assets of the fund with an additional prudent margin being taken to allow for future investment risk.

For insurance contracts within the with-profit fund, the liabilities are calculated using a realistic or market consistent valuation rate of interest based on the prevailing economic conditions at the time of the liability assessment without further adjustment.

The valuation rates of interest used are as follows:

	2006	2005
Non-profit policies		
Pension annuities	**4.4% - 4.8%**	4.0%
Term assurances	**3.0% - 3.75%**	2.6% - 3.5%
Unit-linked policies		
Life assurance	**3.0% - 3.5%**	2.6% - 3.5%
Pensions	**3.75% - 4.4%**	3.25% - 3.5%

In isolation an increase in the valuation rate of interest decreases liabilities leading to an increase in profits or vice versa.

Discretionary participating bonus rates
The distributions to the insurance and investment contracts with DPF policyholders are determined by the board of directors of subsidiaries based on local regulations and in line with arrangements in individual policy contracts. For insurance and investment contracts with DPF in the with-profit fund the distributions to policyholders are governed by the fund's Principles and Practices of Financial Management ('PPFM'). No material changes were made to the distribution policies for insurance and investment contracts with DPF during the year under review.

Changes in experience and valuation rate of interest assumptions
There were a number of changes made to assumptions used to calculate the value of policyholder liabilities in both 2006 and 2005. The most significant changes to the liability valuations, were due to changes in valuation rates of interest which were updated to reflect the prevailing economic conditions at the balance sheet date.

General Insurance Contract Liabilities
The insurance business's general insurance claim provisions including IBNR by policy type are set out in the table below:

	Gross claims provisions £m	**Reinsurers' share of claims provisions £m**	**2006 Net claims provisions £m**	Gross claims provisions £m	Reinsurers' share of claims provisions £m	2005 Net claims provisions £m
Repayment insurance	**110**		**110**	113	(2)	111
Household insurance	**135**		**135**	123		123
Other insurance	**4**	**(1)**	**3**	4	(1)	3
Total	**249**	**(1)**	**248**	240	(3)	237

Assumptions
For general insurance contracts, claims provisions (comprising provisions for claims reported by policyholder and IBNR claims) are established to cover the ultimate costs of settling the liabilities in respect of claims that have occurred and are estimated based on known facts and anticipated experience at the balance sheet date. The provisions are refined as part of a regular ongoing process as claims experience develops, certain claims are settled and further claims are reported. Outstanding claims provisions are not discounted for the time value of money.

The measurement process primarily includes projection of future claims costs through a combination of actuarial and statistical projection techniques. In certain cases, where there is a lack of reliable historical data on which to estimate claims development, relevant benchmarks of similar business are used in developing claims estimates.

The principal assumption underlying the estimates is the general insurance business's past claims development experience. This includes assumptions in respect of average claims costs, claims handling costs, claims inflation factors, and claim numbers for each accident year. Judgement is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Additional information on the Group's general insurance risk is given on page 89 of the 'Risk Management' report.

27. Investment Contract Liabilities

	2006 £m	2005 £m
Investment contract liabilities	**34,806**	26,446
Investment contract liabilities with DPF	**8,694**	10,691
	43,500	37,137
Investment contracts related to collective investment schemes	**5,986**	5,020
Total investment contract liabilities	**49,486**	42,157

28. Unallocated Surplus

	2006 £m	2005 £m
At 1 January	**974**	605
Change in the year	**569**	369
At 31 December	**1,543**	974

The nature of certain insurance and investment contracts with DPF within the with-profit fund is such that the allocation of the surplus assets between the policyholder and the Group has not been determined at the end of the accounting period. The unallocated surplus comprises these surplus assets and is deemed to be a liability until allocation to the appropriate party has been determined. In accordance with the requirements of FRS 27, the 'best estimate' of the Group's share of future bonuses has been recognised as part of the unallocated surplus.

Sensitivities

The table below indicates the stand alone impact of changes to certain key variables that have the greatest impact on the Group's with-profit fund. These are shown with reference to the unallocated surplus and the underlying with-profit liabilities:

	Change in variable	**Change in liabilities £m**	**2006 Impact on unallocated surplus £m**
Interest rates increase into perpetuity	**100bps**	**(567)**	**105**
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	**-10%**	**(757)**	**(201)**
Lapse and surrender rates decrease across all policy types and cohorts (excluding paid-up policies)	**-10%**	**16**	**(16)**

	Change in variable	Change in liabilities £m	2005 Impact on unallocated surplus £m
Interest rates increase into perpetuity	100bps	(640)	150
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	-10%	(720)	(230)
Lapse and surrender rates decrease across all policy types and cohorts (excluding paid-up policies)	-10%	20	(20)

Although the tables above demonstrate the impact of individual variable changes, in practice due to the correlation between certain variables a change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

29. Long Term Assurance Business Capital Position Statement

The Capital Position Statement sets out the total capital resources relating to the life assurance business of the Group. The statement shows the shareholders' funds in the long term assurance business together with the adjustments required to reconcile these amounts with the amounts determined in accordance with the regulatory reporting framework.

2006	CMIGL UK with-profit fund £m	UK non-profit funds £m	UK life shareholder funds £m	Overseas life business £m	Total life business £m
Total shareholders' funds		**4,119**	**(279)**	**710**	**4,550**
Adjustments onto regulatory basis:					
Less value of in-force long term assurance business (Note 24)		**(2,488)**		**(616)**	**(3,104)**
Less purchased value of in-force investment business (Note 19)		**(350)**		**(1)**	**(351)**
Add unallocated surplus (Note 28)[a]	**1,543**				**1,543**
Less shareholders' share of realistic liabilities	**(107)**				**(107)**
Deferred taxation		**1,102**		**152**	**1,254**
Other adjustments		**(728)**	**(5)**	**(12)**	**(745)**
	1,436	**1,655**	**(284)**	**233**	**3,040**
Other qualifying capital:					
Loan capital			**962**		**962**
Total capital available	**1,436**	**1,655**	**678**	**233**	**4,002**
The Group's long term insurance and investment contract liabilities are allocated as follows:					
Insurance contract liabilities (Note 26)	**5,934**	**15,982**		**2,197**	**24,113**
Investment contract liabilities (Note 27)[b]	**8,694**	**31,630**		**3,176**	**43,500**
Unallocated surplus (Note 28)	**1,543**				**1,543**

(a) The with-profit fund unallocated surplus is determined on an adjusted realistic basis.

(b) Excludes investment contract liabilities related to the collective investment schemes.

2005	CMIGL UK with-profit fund £m	UK non-profit funds £m	UK life shareholder funds £m	Overseas life business £m	Total life business £m
Total shareholders' funds		3,870	(180)	739	4,429
Adjustments onto regulatory basis:					
Less value of in-force long term assurance business (Note 24)		(2,238)		(609)	(2,847)
Less purchased value of in-force investment business (Note 19)		(373)		(2)	(375)
Add unallocated surplus (Note 28)[a]	974				974
Less shareholders' share of realistic liabilities	(98)				(98)
Deferred taxation		952		136	1,088
Other adjustments		(566)	(4)	(41)	(611)
	876	1,645	(184)	223	2,560
Other qualifying capital:					
Loan capital			977		977
Total capital available[c]	876	1,645	793	223	3,537
The Group's long term insurance and investment contract liabilities are allocated as follows:					
Insurance contract liabilities (Note 26)	6,244	12,947		1,957	21,148
Investment contract liabilities (Note 27)[b]	10,691	22,709		3,737	37,137
Unallocated surplus (Note 28)	974				974

(a) The with-profit fund unallocated surplus is determined on an adjusted realistic basis.

(b) Excludes investment contract liabilities related to the collective investment schemes.

(c) Total capital available has been restated to include the with-profit fund's total available capital on a 'realistic peak' basis in line with emerging industry practice. Previously the with-profit fund's total available capital was included on a 'regulatory peak' basis with the difference included as an additional capital requirement.

29. Long Term Assurance Business Capital Position Statement continued
The Group has one UK with-profit fund, the Clerical Medical Investment Group Limited ('CMIGL') with-profit fund, which is shown separately in the Capital Position Statement. The Group's UK non-profit businesses are aggregated as well as the Group's overseas life businesses for the purpose of this statement.

For the Group's UK with-profit fund, available capital and capital requirements are determined under the 'twin peaks' assessment as prescribed by the regulations of the Financial Services Authority ('FSA'). Under this assessment the available capital is determined by comparing admissible assets with the mathematical reserves determined on the 'regulatory peak' basis. This is adjusted by the with-profit insurance capital component ('WPICC') to arrive at the available capital position for the purpose of this disclosure. The capital requirement adjusting for the WPICC consists of two components, namely the resilience capital requirement and the long term insurance capital requirement.

The WPICC is determined under the twin peaks test by comparing the regulatory peak with the realistic peak. If the latter is more onerous then this gives rise to a WPICC. At 31 December 2006 and at 31 December 2005 the realistic peak was more onerous. Accordingly, the available capital of the with-profit fund is adjusted by the WPICC and presented on a 'realistic' basis. As more fully described in Note 28 the unallocated surplus is determined on an adjusted realistic basis in accordance with FRS 27.

UK shareholders' funds, UK non-profit funds and overseas businesses are shown separately in the Capital Position Statement. There are no formal arrangements, other than those relating to the CMIGL with-profit fund described below, for shareholders' funds or the surplus within the individual life funds to be used to support other businesses or life funds within the Group. However, as described below, subject to certain conditions being met, the available capital within the individual funds is potentially transferable to other parts of the Group. However, the capital within each fund is generally subject to restrictions as to its availability to meet requirements that arise elsewhere in the Group, including other long term businesses. In particular, for sections in the Capital Position Statement where aggregate capital amounts have been shown, such as for UK non-profit funds and overseas business, there are no prior arrangements in place to allow the capital to move freely between entities within these sections.

Restrictions to the application of capital
Restrictions apply to the transfer of assets from any long term fund. In particular, at all times, each long term fund must maintain an excess of assets over liabilities. Transfers of assets from a long term fund can only be made once management are satisfied that they have met the relevant requirements of the fund. The principal restrictions are:

(a) CMIGL with-profit fund
The unallocated surplus held in the fund can only be applied to meet the requirements of the fund itself or distributed according to the prescribed rules of the fund. Shareholders are entitled to an amount not exceeding one ninth of the amount distributed to policyholders in the form of bonuses. Such distributions would also be subject to a tax charge. The use of capital within the fund is also subject to the terms of the scheme of demutualisation effected in 1996 and the conditions contained in the Principles and Practices of Financial Management ('PPFM') of the fund. Capital within the Clerical Medical non-profit fund is available to meet the with-profit fund's capital requirements. There are no other arrangements that provide capital support to the fund.

(b) UK non-profit funds
Except as above, the capital held in the fund is attributable to the shareholders and, subject to meeting the regulatory requirements of these businesses, this capital is potentially available to meet capital requirements elsewhere in the Group. Any transfer of the surplus would give rise to a tax charge.

(c) Overseas life business
These include several smaller life companies outside the UK. In all cases the available capital resources are subject to local regulatory requirements including Germany, Ireland and Australia. The available capital held in each company is potentially available to meet the capital requirements in other parts of the Group, subject to additional complexity surrounding the transfer of capital from one country to another.

29. Long Term Assurance Business Capital Position Statement continued

Target capital

For the UK with-profit fund the Group is required to hold sufficient capital to meet FSA requirements, based on the risk capital margin ('RCM') determined in accordance with the FSA's regulatory rules under its realistic capital regime. The determination of the RCM is based on the impact of specified changes in market prices of the fund assets as well as policyholder behaviour, taking into account the actions management would have taken in the event of the particular adverse changes.

For UK non-profit business, the relevant capital requirement is the long term insurance capital requirement ('LTICR') and resilience capital requirement ('RCR') determined in accordance with FSA regulations.

Under the FSA's Individual Capital Adequacy Standards ('ICAS') framework, each company is required to carry out its own assessment of the capital required to meet its liabilities in all reasonably foreseeable circumstances known as the individual capital assessment ('ICA'). The ICA takes into account certain business risks not reflected in the FSA's other capital requirements.

Management intends to maintain surplus capital in excess of the various regulatory requirements, including the ICA, in order to absorb changes in both the underlying businesses and the capital requirements over the short term. At 31 December 2006 the available capital excluding the with-profit fund was 462% (2005 473%) of the provisional capital requirements of £555m (2005 £562m). At 31 December 2006 the total available capital including the with-profit fund on a realistic basis was 354% (2005 270%) of the provisional capital requirements of £1,131m (2005 £1,312m).

Changes in capital

The principal factors that resulted in changes to the total available capital during 2006 are set out in the table below:

	CMIGL UK with-profit fund £m	UK non profit funds £m	UK life shareholder funds £m	Overseas life business £m	Total life business £m
At 1 January 2006	876	1,645	793	223	3,537
Changes in non-investment assumptions[(a)]	(10)	5		(5)	(10)
Investment markets and changes in investment assumptions[(b)]	83	44	(11)	3	119
New business[(c)]		(331)		(27)	(358)
Other experience[(d)]	487	192	(4)	81	756
Transfers of capital and dividends[(e)]		100	(100)	(42)	(42)
At 31 December 2006	1,436	1,655	678	233	4,002

(a) There were no significant changes to the non-investment assumptions during the year.

(b) Improved market conditions led to an increase in the value of securities resulting in an increase to the total capital available.

(c) The amount of capital has been reduced by the increase in liabilities and new business strain (excess of acquisition costs over margins due to significant volumes of new long term assurance business written since the last balance sheet date).

(d) This is the effect of current year experience on in-force blocks of business.

(e) This represents the dividends paid by, or transfers of capital to and from, the funds during the year.

30. Deferred Tax

	2006 £m	2005 £m
Deferred tax liabilities	**3,349**	2,759
Deferred tax assets	**(758)**	(1,008)
Net position	**2,591**	1,751

At 31 December 2006 a deferred tax liability of £214m (2005 £115m) relating to an investment in a subsidiary has not been recognised because the Company controls whether or not the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

The movement in the net position is as follows:

	2006 £m	2005 £m
At 1 January	**1,751**	1,222
Charge to income for the year (Note 9)	**661**	545
Charge/(credit) to equity for the year	**139**	(58)
Transfer to current tax	**37**	
Acquisitions	**60**	107
Disposals		(55)
Other movements	**(57)**	(10)
At 31 December	**2,591**	1,751

Analysed as follows:

Deferred tax liabilities	**Capital allowances £m**	**Available for sale investments £m**	**Cash flow hedges £m**	**Long term assurance business £m**	**Effective interest rate £m**	**Other £m**	**2006 Total £m**
At 1 January 2006	**928**	**65**	**57**	**1,416**	**122**	**171**	**2,759**
Charge to income for the year	**112**	**7**		**294**	**9**	**(75)**	**347**
Charge/(credit) to equity for the year		**20**	**125**				**145**
Transfers to current tax		**4**				**33**	**37**
Acquisitions	**85**						**85**
Other movements	**(13)**			**28**		**(39)**	**(24)**
At 31 December 2006	**1,112**	**96**	**182**	**1,738**	**131**	**90**	**3,349**

Deferred tax assets	**Employee benefits £m**	**Provisions £m**	**Other £m**	**2006 Total £m**
At 1 January 2006	**(541)**	**(294)**	**(173)**	**(1,008)**
Charge to income for the year	**189**	**84**	**41**	**314**
Charge/(credit) to equity for the year	**56**		**(62)**	**(6)**
Acquisitions			**(25)**	**(25)**
Other movements	**12**	**(3)**	**(42)**	**(33)**
At 31 December 2006	**(284)**	**(213)**	**(261)**	**(758)**

Deferred tax assets in respect of employee benefits primarily relate to retirement benefit plans and deferred tax assets relating to share based compensation are included in other.

In the Company a deferred tax asset of £254m (2005 £nil) has arisen during the year in respect of employee benefits following the creation of the HBOS FSPS and the transfer of the net post retirement liabilities to the Company.

30. Deferred Tax continued

Deferred tax liabilities	Capital allowances £m	Available for sale investments £m	Cash flow hedges £m	Long term assurance business £m	Effective interest rate £m	Other £m	2005 Total £m
At 1 January 2005	944	68	40	987	122	56	2,217
Charge to income for the year	39			322		125	486
(Credit)/charge to equity for the year		(3)	17				14
Acquisitions				107			107
Disposals	(55)						(55)
Other movements						(10)	(10)
At 31 December 2005	928	65	57	1,416	122	171	2,759

Deferred tax assets	Employee benefits £m	Provisions £m	Other £m	2005 Total £m
At 1 January 2005	(507)	(293)	(195)	(995)
Charge to income for the year	38	(1)	22	59
Credit to equity for the year	(72)			(72)
At 31 December 2005	(541)	(294)	(173)	(1,008)

31. Other Liabilities

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Unclaimed shares	**152**	165	**152**	165
Other liabilities	**6,235**	4,847	**61**	60
	6,387	5,012	**213**	225

Unclaimed shares comprise the net sale proceeds of certain Halifax Group Limited (formerly Halifax Group plc) ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold. Amounts representing the sale proceeds together with the unclaimed capital payments can be claimed during a period of nine years from the date of sale (30 August 2001), after which time they will be forfeited. Amounts representing the related unclaimed dividends can be claimed during the period of twelve years from the date of the resolution for payment of each dividend, after which time they will be forfeited. Following an internal reorganisation on 1 July 2002, responsibility for these balances was assumed by the Company.

32. Other Provisions

	Mortgage endowment compensation £m	**Other £m**	**Total £m**
At 1 January 2006	**188**	**90**	**278**
Exchange translation		**(2)**	**(2)**
Additional provision in the year	**95**	**14**	**109**
Utilised in year	**(152)**	**(32)**	**(184)**
At 31 December 2006	**131**	**70**	**201**

Other provisions include property-related costs in respect of surplus leased space and provisions for long term and annual leave.

33. Debt Securities in Issue

	2006 £m	2005 £m
Bonds and medium term notes	**60,643**	53,203
Other debt securities	**123,007**	104,758
	183,650	157,961

The Group issues debt securities to securitise loans and advances and certain other assets of the Group, principally through special purpose vehicles. At 31 December 2006 such debt securities in issue amounted to £63,905m (2005 £55,727m). Debt securities in issue measured at amortised cost amounted to £180,390m (2005 £156,718m). This includes debt securities in issue subject to fair value hedge designation, such as debt securities relating to securitisation and covered bonds, which have been adjusted to reflect the fair value of the risk being hedged. Debt securities in issue designated at fair value through the income statement amounted to £3,260m (2005 £1,243m).

34. Other Borrowed Funds

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Preferred securities	**3,191**	2,524		
Preference shares	**1,128**	1,313	**1,128**	1,289
Subordinated liabilities				
Dated	**8,656**	9,218	**4,683**	4,257
Undated	**6,717**	7,199	**6,515**	6,272
	19,692	20,254	**12,326**	11,818

Preferred securities	2006 £m	Group 2005 £m
US$750m 6.071% Non-cumulative Perpetual Preferred Securities of US$1,000 each	**381**	435
US$1,000m 6.85% Non-cumulative Perpetual Preferred Securities of US$1,000 each	**509**	580
£600m 6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A of £1,000 each	**600**	600
£250m 8.117% Non-cumulative Perpetual Preferred Securities Series 1 of £1,000 each (Class A)	**250**	250
£150m 7.754% Non-cumulative Perpetual Preferred Securities Series 2 of £1,000 each (Class B)	**150**	150
£245m 7.881% Guaranteed Non-voting Non-cumulative Preferred Securities	**245**	245
€415m Fixed to Floating rate Guaranteed Non-voting Non-cumulative Preferred Securities	**278**	285
€750m 4.939% Non-voting Non-cumulative Perpetual Preferred Securities	**503**	
£285m Junior Perpetual Preferred Securities	**285**	
Other Preferred Securities	**12**	4
US$45m Preferred Securities	**23**	
Unamortised issue costs	**(25)**	(24)
Accrued interest	**33**	10
Fair value hedge adjustments	**(53)**	(11)
	3,191	2,524

On 16 May 2006 HBOS Capital Funding No.3 L.P., a subsidiary undertaking issued €750m 4.939% Non-voting Non-cumulative Perpetual Preferred Securities. The securities pay interest annually in arrears until 23 May 2016 at which time the interest rate will become three month Euribor plus 1.37% per annum payable quarterly in arrears. The Group has the option to redeem these securities on 23 May 2016 and quarterly thereafter.

During the year Castlemill Investments Ltd, a subsidiary undertaking, issued £285m of Junior Perpetual Preferred Securities and other subsidiary undertakings issued Preferred Securities totalling £8m and US$45m.

34. Other Borrowed Funds continued

Preference shares	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
£300m 9 1/4% Non-cumulative Irredeemable £1 preference shares	**300**	300	**300**	300
£100m 9 3/4% Non-cumulative Irredeemable £1 preference shares	**100**	100	**100**	100
US$750m 6.413% Fixed to Floating rate US$1 preference shares series 'A'	**382**	435	**382**	435
US$750m 5.92% Fixed to Floating rate US$1 preference shares series 'B'	**382**	435	**382**	435
Unamortised issue costs	**(8)**	(8)	**(8)**	(8)
Accrued interest	**24**	27	**24**	27
Fair value hedge adjustments	**(52)**	24	**(52)**	
	1,128	1,313	**1,128**	1,289

One thousand 6.413% fixed to floating rate preference shares series 'A' of US$1 each represents one non-cumulative callable American Depository Receipt and one thousand 5.92% fixed to floating rate preference shares series 'B' of US$1 each represents one non-cumulative American Depository Receipt.

Dated subordinated liabilities	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
£400m 8.75% Subordinated Notes 2006		400		
US$150m 8.85% Notes 2006		87		
£75m 9.125% Subordinated Notes 2006		75		
£60m 9.00% Instruments 2006		60		
€650m 4.75% Subordinated Bonds 2009	**436**	446		
€500m 5.50% Instruments 2009	**335**	343		
US$500m Notes 2010	**254**	290		
US$150m Notes 2011	**76**	87		
€7m Floating Rate Notes 2011		5		
€750m Subordinated Fixed Rate Notes 2012	**503**	515		
US$450m Subordinated Floating Rate Notes 2012	**229**	262		
£200m Floating Rate Step-up Callable Subordinated Notes 2012	**200**	200		
€12.8m 6.25% Instruments 2012	**9**	9		
A$75m Callable Notes 2012	**30**	32		
€1,000m Subordinated Callable Fixed/Floating Rate Instruments 2013	**671**	686		
€325m 6.125% Notes 2013	**218**	223		
US$1,000m 4.25% Subordinated Guaranteed Notes 2013	**509**	580	**509**	580
JPY 60bn 0.55% Subordinated Callable Notes 2013	**257**	296	**257**	296
US$500m Subordinated Callable Notes 2014	**254**	290	**254**	290
£250m 11% Subordinated Bonds 2014	**250**	250		
€1,000m 4.875% Subordinated Notes 2015	**671**	686	**671**	686
€500m Callable Floating Rate Subordinated Notes 2016	**335**	343	**335**	343
€500m Subordinated Notes 2016	**335**		**335**	
US$750m Notes 2016	**382**		**382**	
£150m 10.5% Subordinated Bonds 2018	**150**	150		
£250m 6.375% Instruments 2019	**250**	250		
€750m Callable Fixed to Floating Rate Subordinated Notes 2019	**503**	515	**503**	515
£500m 9.375% Subordinated Bonds 2021	**500**	500		
€400m 6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023	**268**	275		
€750m Fixed Rate Step-up Subordinated Notes due 2030	**503**	515	**503**	515
US$750m 6.00% Subordinated Notes 2033	**382**	435	**382**	435
£245m 7.881% Subordinated Extendable Maturity Notes 2048			**245**	245
€415m Fixed to Floating Rate Subordinated Extendable Maturity Notes 2048			**278**	285
Unamortised premiums, discounts and issue costs	**(28)**	(32)	**(24)**	(26)
Accrued interest	**203**	227	**61**	59
Fair value hedge adjustments	**(29)**	218	**(8)**	34
	8,656	9,218	**4,683**	4,257

On 28 March 2006 HBOS plc issued €500m Subordinated Notes 2016 at an issue price of 99.735% of the principal amount. The notes pay interest at a rate of three month Euribor plus 0.175% per annum payable quarterly in arrears until 29 March 2011 at which time the interest rate will become three month Euribor plus 0.675% per annum payable quarterly in arrears. The Company has the option to redeem these notes on 29 March 2011 and quarterly thereafter.

34. Other Borrowed Funds continued

On 29 September 2006 HBOS plc issued US$750m Notes 2016 at an issue price of 99.868% of the principal amount. The notes pay interest at a rate of three month US$ Libor plus 0.2% per annum payable quarterly in arrears until 30 September 2011 at which time the interest rate will become three month Libor plus 0.7% per annum payable quarterly in arrears. The Company has the option to redeem these notes on 30 September 2011 and quarterly thereafter.

No repayment, for whatever reason, of dated subordinated liabilities prior to its stated maturity and no purchase by the relevant undertaking of its subordinated debt may be made without the consent of the Financial Services Authority. On a winding up of the Company or subsidiary undertaking, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company or subsidiary undertaking other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the dated loan capital.

Undated subordinated liabilities	**Group**		**Company**	
	2006 £m	2005 £m	**2006 £m**	2005 £m
£500m Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes	**500**	500	**500**	500
US$750m 6.071% Undated Subordinated Fixed to Floating Rate Instruments			**382**	435
€750m 4.875% Undated Fixed to Floating Rate Subordinated Notes	**503**	515	**503**	515
€500m Floating Rate Undated Subordinated Notes	**335**	343	**335**	343
US$1,000m 5.375% Undated Fixed to Floating Rate Subordinated Notes	**509**	580	**509**	580
€750m Undated Subordinated Fixed to Floating Notes	**503**	515	**503**	515
£600m 5.75% Undated Subordinated Step-up Notes	**600**	600	**600**	600
US$1,000m 6.85% Undated Subordinated Notes			**509**	580
£600m Fixed to Floating Rate Undated Subordinated Notes			**600**	600
€500m Fixed to Floating Rate Undated Subordinated Notes	**335**	343	**335**	343
£300m Perpetual Regulatory Tier One Securities	**300**	300		
£300m 7.5% Undated Subordinated Step-up Notes	**300**	300	**300**	300
JPY 42.5bn 3.50% Undated Subordinated Yen Step-up Notes	**182**	210	**182**	210
US$300m Reset Notes	**153**	174		
£200m Perpetual Notes	**200**	200		
£200m 7.375% Undated Subordinated Guaranteed Bonds	**200**	200		
€300m Floating Rate Undated Subordinated Step-up Notes	**201**	206	**201**	206
US$250m Floating Rate Primary Capital Notes	**127**	145		
£150m Instruments		150		
£150m Instruments	**150**	150		
JPY 17bn Instruments	**73**	84		
£100m Instruments	**100**	100		
£100m 12% Perpetual Subordinated Bonds	**100**	100		
£100m 8.75% Perpetual Subordinated Bonds	**100**	100		
£75m 13.625% Perpetual Subordinated Bonds	**75**	75		
JPY 9bn Instruments	**38**	44		
£50m 9.375% Perpetual Subordinated Bonds	**50**	50		
£500m 5.75% Undated Subordinated Step-up Notes	**500**	500	**500**	500
€750m 4.25% Perpetual Fixed/Floating Rate Reset Subordinated Guaranteed Notes	**503**	515		
€750m 4.939% Undated Fixed to Floating Rate Subordinated Notes			**503**	
Unamortised premiums, discounts and issue costs	**(44)**	(53)	**(33)**	(36)
Accrued interest	**124**	128	**87**	81
Fair value hedge adjustments		125	**(1)**	
	6,717	7,199	**6,515**	6,272

On 16 May 2006 HBOS plc issued €750m Undated Fixed to Floating Rate Subordinated Notes at par to HBOS Capital Funding No. 3 L.P., a subsidiary undertaking. The notes pay interest at a rate of 4.939% annually in arrears until 23 May 2016 at which time the interest rate will become three month Euribor plus 1.37% per annum payable quarterly in arrears. The Company has the option to redeem these notes on 23 May 2016 and quarterly thereafter.

No exercise of any redemption option or purchase by the relevant undertaking of any of its undated subordinated liabilities may be made without the consent of the Financial Services Authority. On a winding up of the Company or subsidiary undertaking, the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company or subsidiary undertaking other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

35. Share Capital

Allotted, called up and fully paid	Ordinary shares £m	Preference shares £m	Total £m
At 1 January 2005	981		981
Issued preference shares*		198	198
Issued under employee share schemes	5		5
Ordinary share buyback	(27)		(27)
At 31 December 2005	959	198	1,157
Issued under employee share schemes	**8**		**8**
Ordinary share buyback	**(26)**		**(26)**
At 31 December 2006	**941**	**198**	**1,139**

* Issued preference share capital has been reduced by £727m and share premium increased following a reclassification of the issue of new shares in 2005.

Issued Share Capital
On 16 June 2006 HBOS plc issued 350,000 6.3673% fixed to floating non-cumulative preference shares of £1 each at an issue price of £1,000.

In December 2005 HBOS plc announced a share buyback programme for 2006 in addition to the 2005 programme. During the year HBOS plc has bought 97 million (2005 116 million) shares at a total consideration (including costs) of £982m (2005 £994m). At 31 December 2006 3 million (2005 6 million) shares bought back remain to be cancelled.

The Group operates a number of share option plans and saving related option plans for both executives and employees. Details of these are given in Note 8.

Authorised Share Capital
At 31 December 2006 the authorised share capital comprised:

Ordinary shares
4,740 million ordinary shares of 25 pence each (2005 4,740 million).

Preference shares
2,597 million sterling preference shares of £1 each (2005 2,597 million),
200 million 6.125% non-cumulative redeemable preference shares of £1 each (2005 200 million),
250,000 8.117% non-cumulative perpetual preference shares class 'A' of £10 each (2005 250,000),
150,000 7.754% non-cumulative perpetual preference shares class 'B' of £10 each (2005 150,000),
750,000 6.0884% non-cumulative preference shares of £1 each (2005 750,000),
198,065,600 6.475% non-cumulative preference shares of £1 each (2005 198,065,600),
3,000 million preference shares of €1 each (2005 3,000 million),
4,498 million preference shares of US$1 each (2005 4,498 million),
750,000 6.413% preference shares series 'A' of US$1 each (2005 750,000),
750,000 5.92% preference shares series 'B' of US$1 each (2005 750,000),
350,000 6.3673% fixed to floating non-cumulative preference shares of £1 each (2005 nil),
300 million 9 1/4% non-cumulative irredeemable £1 preference shares (2005 300 million),
100 million 9 3/4% non-cumulative irredeemable £1 preference shares (2005 100 million),
1,000 million preference shares of Aus$1 each (2005 nil),
1,000 million preference shares of Can$1 each (2005 nil).
The terms of some of the preference shares when issued are such that these shares are classified as other borrowed funds rather than as issued share capital.

36. Reconciliation of Shareholders' Equity

Group

	Share capital[a]	Share premium[a]	Other reserves: Cash flow hedge reserve	Other reserves: Available for sale reserve	Other reserves: Other reserves[b]	Retained earnings	Minority interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2005	981	1,441	88	169	509	13,334	159	16,681
Changes in equity								
Foreign exchange translation					(4)			(4)
Net actuarial losses from defined benefit plans						(167)		(167)
Available for sale investments								
Net change in fair value				133				133
Net gains transferred to income statement				(118)				(118)
Cash flow hedges								
Effective portion of changes in fair value taken to equity			6					6
Net losses transferred to income statement			34					34
Profit after tax						3,230	32	3,262
Total recognised income and expense			40	15	(4)	3,063	32	3,146
Dividends paid						(1,363)		(1,363)
Issue of new shares	203	875						1,078
Ordinary share buyback	(27)				27	(994)		(994)
Net movement in own shares						(174)		(174)
Movement in share-based compensation scheme reserve						82		82
At 31 December 2005	1,157	2,316	128	184	532	13,948	191	18,456
Changes in equity								
Foreign exchange translation					**(23)**			**(23)**
Revaluation of existing net assets upon acquisition of a jointly controlled entity						**(15)**		**(15)**
Net actuarial gains from defined benefit plans						**163**		**163**
Available for sale investments								
Net change in fair value				**190**				**190**
Net gains transferred to income statement				**(171)**				**(171)**
Cash flow hedges								
Effective portion of changes in fair value taken to equity			**209**					**209**
Net losses transferred to income statement			**86**					**86**
Profit for the year						**3,879**	**60**	**3,939**
Total recognised income and expense			**295**	**19**	**(23)**	**4,027**	**60**	**4,378**
Dividends paid						**(1,501)**	**(22)**	**(1,523)**
Issue of new shares	**8**	**540**						**548**
Ordinary share buyback	**(26)**				**26**	**(982)**		**(982)**
Dilution of shareholdings in subsidiary undertakings							**162**	**162**
Acquisition of disposal group							**125**	**125**
Disposal of subsidiary undertakings							**(30)**	**(30)**
Net movement in own shares						**(47)**		**(47)**
Movements in respect of share-based compensation						**84**		**84**
At 31 December 2006	**1,139**	**2,856**	**423**	**203**	**535**	**15,529**	**486**	**21,171**

(a) Share capital at 31 December 2005 has been reduced by £727m and share premium increased following a reclassification of the issue of new shares in 2005.

(b) Other reserves principally include the merger reserve arising from the combination of Halifax and Bank of Scotland in 2001. The cumulative balance for exchange translation at 31 December 2006 is £(32)m (2005 £(9)m).

36. **Reconciliation of Shareholders' Equity** continued

Company

	Share capital[a] £m	Share premium[a] £m	Other reserves £m	Retained earnings £m	Total £m
At 1 January 2005	981	1,441		4,859	7,281
Changes in equity					
Profit after tax				1,894	1,894
Total recognised income and expense				1,894	1,894
Dividends paid				(1,363)	(1,363)
Issue of new shares	203	875			1,078
Ordinary share buyback	(27)		27	(994)	(994)
Net movement in own shares				(58)	(58)
Movement in share-based compensation scheme reserve				79	79
At 31 December 2005	**1,157**	**2,316**	**27**	**4,417**	**7,917**
Changes in equity					
Net actuarial loss from defined benefit plans (net of tax)				**(93)**	**(93)**
Profit after tax				**2,700**	**2,700**
Total recognised income and expense				**2,607**	**2,607**
Dividends paid				**(1,501)**	**(1,501)**
Issue of new shares	**8**	**540**			**548**
Ordinary share buyback	**(26)**		**26**	**(982)**	**(982)**
Net movement in own shares				**(59)**	**(59)**
Movements in respect of share-based compensation				**(2)**	**(2)**
Movements in respect of tax on employee benefits				**57**	**57**
At 31 December 2006	**1,139**	**2,856**	**53**	**4,537**	**8,585**

(a) Share capital at 31 December 2005 has been reduced by £727m and share premium increased following a reclassification of the issue of new shares in 2005.

36. Reconciliation of Shareholders' Equity continued
Movements in own shares are included within retained earnings. These shares are held for the purpose of satisfying obligations arising from certain share-based compensation schemes as follows:

No.1 and No.2 Employee Share Ownership Trusts
The No.1 Employee Share Ownership Trust administers shares conditionally granted to Executive Directors and other executives under the HBOS Long Term Executive Bonus Plan. The Trust also administers shares which have been conditionally granted to Executive Directors, other executives and employees under the HBOS plc Annual Bonus Plan and overseas operations of the HBOS plc Share Incentive Plan ('Free Shares'). The No.2 Employee Share Ownership Trust administers shares to be awarded to Executive Directors, other executives and employees under the Group's Sharesave and share option plans, where options are not satisfied by the new issue of shares or from shares held by the HBOS QUEST. Interest free loans have been provided by the Company to the Trusts to allow shares to be purchased in the market to satisfy these share grants.

At 31 December 2006 0.7 million HBOS plc ordinary shares (2005 0.2 million) with a market value of £8m (2005 £2m) were held in the No.1 Employee Share Ownership Trust and 3.6 million HBOS plc ordinary shares (2005 0.1 million) with a market value of £41m (2005 £1m) were held in the No.2 Employee Share Ownership Trust. The shares in the Trusts are included in the balance sheet of the Group at a net book value of £nil (2005 £nil). Under the terms of the Trusts, dividends on these shares require to be waived.

HBOS plc Qualifying Employee Share Ownership Trust ('the HBOS QUEST')
The HBOS QUEST operates in conjunction with the HBOS Sharesave scheme and the former savings-related share schemes operated by Bank of Scotland and Halifax Group plc.

At 31 December 2006, the HBOS QUEST held 1.7 million HBOS plc ordinary shares (2005 3.2 million) with a market value of £19m (2005 £31m). These shares are included in the balance sheet at £nil value (2005 £nil). Under the terms of the Trust Deed, dividends on these shares require to be waived.

HBOS plc Share Incentive Plan
A number of trusts operate in conjunction with the Free Shares Plan which commenced in 2005.

(a) The Share Incentive Plan trust operates in conjunction with free share awards made to employees throughout the Group, except to the extent noted below. At 31 December 2006 this trust held 12.7 million HBOS plc ordinary shares (2005 6.5 million), with a market value of £144m. (2005 £64m) These shares are included in the balance sheet at nil value.

(b) The Irish Profit Share Trust holds free shares awarded to colleagues employed in Ireland. At 31 December 2006 this trust held 0.3 million HBOS plc ordinary shares (2005 0.1 million), with a market value of £3m (2005 £1m). These shares are included in the balance sheet at nil value.

(c) The HBOS Australia Employee Share Trust holds free shares awarded to colleagues employed in Australia. At 31 December 2006 this trust held 1.0 million shares (2005 0.5 million) with a market value of £12m (2005 £5m). These ordinary shares are included in the balance sheet at nil value.

(d) The No.1 Employee Share Ownership Trust, which is described above, administers free shares awarded to colleagues based overseas.

37. Dividends
After the balance sheet date a dividend of 27.9 pence per ordinary share was proposed by the Directors. This ordinary dividend has not been provided for but the estimated impact on retained earnings, based on the number of shares in issue at 31 December 2006, is £1,050m. Ordinary dividends are charged direct to reserves only when the Company has a contractual obligation to pay.

The following dividends have been charged direct to retained earnings during the year:

	2006 £m	2005 £m
Ordinary dividends		
2005 final dividend paid of 24.35p per ordinary share (2004 22.15p)	**930**	868
2006 interim dividend paid of 13.5p per ordinary share (2005 11.75p)	**512**	459
	1,442	1,327
Preference dividends	**59**	36
	1,501	1,363

38. Contingent Liabilities and Commitments

Group	2006 £m	2005 £m
Contingent liabilities		
Acceptances and endorsements	**62**	23
Guarantees and irrevocable letters of credit	**5,068**	5,093
	5,130	5,116
Commitments		
Short term trade related transactions	**120**	117
Undrawn formal standby facilities, credit lines and other commitments to lend with a maturity:		
Up to and including one year	**61,645**	59,315
Over one year	**24,049**	20,381
	85,814	79,813

Company	2006 £m	2005 £m
Contingent liabilities		
Guarantees provided to subsidiary companies	**2,552**	2,180
	2,552	2,180

The nominal contractual amounts above indicate the volume of business outstanding at the year end and do not reflect the underlying credit and other risks, which are significantly lower. Further details of assets pledged as collateral security are given in Note 16 for investment securities and Note 14 for loans and advances to customers.

Group	2006 £m	2005 £m
Where the Group is a lessee the future minimum lease payments under non-cancellable operating leases are due to be paid in the following periods:		
Not later than one year	**154**	142
Later than one year and not later than five years	**567**	494
Later than five years	**1,061**	994
	1,782	1,630
Where the Group is a lessee the future obligations payable under finance leases are as follows:		
Not later than one year	**1**	1
Later than one year and not later than five years	**1**	1
	2	2

Commitments in respect of capital expenditure on property and equipment that is authorised but not provided for in the accounts, for contracts which have been entered into amount to £21m (2005 £16m). Commitments for contracts which have been placed in relation to operating lease assets amount to £9m (2005 £10m).

39. Fair Value of Financial Instruments

The fair values of financial assets classified as loans and receivables or financial liabilities held at amortised cost are based on market prices where available, or are estimated using other valuation techniques. Where they are short term in nature or reprice frequently, fair value approximates to carrying value. The fair value information presented does not represent the fair value of the Group as a going concern. The classification adopted by the Group is shown in the following table:

	Derivatives and at fair value through the income statement		Available for sale		2006 Loans and receivables	
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Assets						
Cash and balances with central banks					1,966	1,966
Items in course of collection					880	880
Financial assets held for trading	49,139	49,139				
Derivative assets	8,612	8,612				
Loans and advances to banks	2,758	2,758			8,835	9,426
Loans and advances to customers					376,808	377,158
Investment securities	71,684	71,684	44,854	44,854	493	493
Other financial assets	717	717			1,444	1,431
	132,910	132,910	44,854	44,854	390,426	391,354

	Derivatives and at fair value through the income statement		2006 At amortised cost	
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Liabilities				
Deposits by banks			30,557	30,460
Customer accounts			211,857	212,077
Financial liabilities held for trading	22,334	22,334		
Derivative liabilities	10,755	10,755		
Investment contract liabilities*	40,792	40,792		
Debt securities in issue	3,260	3,260	180,390	180,078
Other borrowed funds	48	48	19,644	20,203
Other financial liabilities			2,654	2,555
	77,189	77,189	445,102	445,373

* Investment contracts exclude investment contracts classified as investment contracts with DPF.

39. Fair Value of Financial Instruments continued

	Derivatives and at fair value through the income statement		Available for sale		2005 Loans and receivables	
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Assets						
Cash and balances with central banks					1,678	1,678
Items in course of collection					753	753
Financial assets held for trading	41,766	41,766				
Derivative assets	10,499	10,499				
Loans and advances to banks	3,056	3,056			14,300	14,377
Loans and advances to customers					343,768	345,728
Investment securities	61,619	61,619	41,927	41,927	788	1,212
Other financial assets	758	731			1,039	1,009
	117,698	117,671	41,927	41,927	362,326	364,757

	Derivatives and at fair value through the income statement		2005 At amortised cost	
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Liabilities				
Deposits by banks	2	2	32,039	32,031
Customer accounts			200,948	201,598
Financial liabilities held for trading	25,007	25,007		
Derivative liabilities	8,576	8,576		
Investment contract liabilities*	31,466	31,466		
Debt securities in issue	1,243	1,243	156,718	156,939
Other borrowed funds	120	120	20,134	22,392
Other financial liabilities	397	397	841	785
	66,811	66,811	410,680	413,745

* Investment contracts exclude investment contracts classified as investment contracts with DPF.

40. Effective Interest Rates

	2006 Yield %	2005 Yield %
Assets		
Loans and advances to banks	**5.25**	4.50
Loans and advances to customers	**6.31**	6.25
Investment securities	**4.53**	3.40
Liabilities		
Deposits by banks	**4.53**	4.50
Customer accounts	**3.70**	3.90
Debt securities in issue	**4.57**	3.95
Other borrowed funds	**5.35**	5.40

The above figures do not take account of derivative interest rate hedging and therefore do not reflect economic margins earned.

41. Interest Rate Sensitivity Gap

In the tables below the carrying amounts of derivative financial instruments, financial assets and liabilities held for trading and the assets and liabilities of the disposal group are included as internal funding of the trading book. The notional principal amounts associated with those derivatives which are used to reduce the Group's exposure to interest rate movements are shown as part of net hedging derivatives. This includes derivatives held for economic hedging purposes which do not meet the hedge accounting requirements of IAS39. The estimated potential loss arising from the Group's exposure to interest rate risk from the Group's trading activities is shown in Note 42 'Trading Value at Risk'. Additional information on the Group's management of interest rate risk is given on page 85 of the 'Risk Management' report.

The tables summarise the repricing profiles of the Group's assets and liabilities as follows:

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 2 years £ m	2 to 3 years £m	3 to 4 years £ m	4 to 5 years £m	Over 5 years £m	2006 Non-interest bearing items £m
Assets									
Loans and advances to banks	5,914	1,962	856	246	150	7	9	186	95
Loans and advances to customers	229,117	29,235	32,114	48,395	12,937	7,870	8,530	8,392	218
Investment securities	23,539	15,650	1,370	537	563	494	787	6,707	4,148
Other assets, prepayments and accrued income									20,937
	258,570	46,847	34,340	49,178	13,650	8,371	9,326	15,285	25,398
Liabilities									
Deposits by banks	16,181	10,822	2,880	276	56	35	40	68	198
Customer accounts	169,644	10,423	19,183	4,055	1,985	509	355	1,435	4,268
Insurance contract liabilities[(a)]									3,806
Investment contract liabilities[(a)]									1,542
Debt securities in issue	29,031	102,921	26,039	3,905	4,017	4,120	2,020	12,004	(407)
Other borrowed funds	174	3,054	566	928	335	504	697	11,823	1,611
Other liabilities, accruals and deferred income									13,595
Shareholders' equity									21,171
Internal funding of trading book	(25,003)	(1,878)	(247)	(74)	33	(5)	(4)	45	2,042
	190,027	125,342	48,421	9,090	6,426	5,163	3,108	25,375	47,826
Policyholder liabilities less assets[(b)]									187
	68,543	(78,495)	(14,081)	40,088	7,224	3,208	6,218	(10,090)	(22,615)
Net hedging derivatives	(38,949)	48,580	8,676	(30,974)	(6,638)	241	(645)	19,709	
Total interest rate sensitivity gap	29,594	(29,915)	(5,405)	9,114	586	3,449	5,573	9,619	(22,615)
Cumulative interest rate sensitivity gap	29,594	(321)	(5,726)	3,388	3,974	7,423	12,996	22,615	

(a) Long term insurance, investment contract liabilities, related reinsurance and value of in-force long term assurance business assets are measured taking into account discount rates. However, the expected cash flows underlying the valuations are not directly subject to interest rate risks. Accordingly, these balances have been included in non-interest bearing items in the table above. The sensitivity of the Group to changes in interest rates related to long term insurance and investment contracts is set out in Note 24.

(b) Assets and liabilities associated with policyholder funds and collective investment schemes shown in Note 45 have been excluded from the repricing profile in the above table. This is on the basis that the underlying interest rate risks inherent in the net assets of the funds are matched by the policyholder liabilities, limiting the impact of these risks on the Group results.

41. Interest Rate Sensitivity Gap continued

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 2 years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	Over 5 years £m	2005 Non-interest bearing items £m
Assets									
Loans and advances to banks	7,542	5,155	2,161	310	191	83	31	11	422
Loans and advances to customers	220,777	20,654	27,506	33,228	18,820	5,691	5,616	9,564	1,912
Investment securities	21,649	14,281	1,062	225	129	319	241	4,573	9,082
Other assets, prepayments and accrued income									18,274
	249,968	40,090	30,729	33,763	19,140	6,093	5,888	14,148	29,690
Liabilities									
Deposits by banks	19,032	8,549	3,669		174		35	446	134
Customer accounts	161,414	15,728	16,516	2,337	1,617	708	365	97	2,166
Insurance contract liabilities(a)									4,019
Investment contract liabilities(a)									2,800
Debt securities in issue	28,522	86,988	18,488	3,482	4,061	4,429	4,522	6,393	1,076
Other borrowed funds	188	1,488	786	236	688	1,093	866	14,340	569
Other liabilities, accruals and deferred income									11,406
Shareholders' equity									18,456
Internal funding of trading book	(14,634)	(2,686)	(1,237)		(41)				
	194,522	110,067	38,222	6,055	6,499	6,230	5,788	21,276	40,626
Policyholder liabilities less assets(b)									224
	55,446	(69,977)	(7,493)	27,708	12,641	(137)	100	(7,128)	(11,160)
Net hedging derivatives	1,283	8,136	9,044	(24,002)	(12,166)	2,187	1,362	14,156	
Total interest rate sensitivity gap	56,729	(61,841)	1,551	3,706	475	2,050	1,462	7,028	(11,160)
Cumulative interest rate sensitivity gap	56,729	(5,112)	(3,561)	145	620	2,670	4,132	11,160	

(a) Long term insurance, investment contract liabilities, related reinsurance and value of in-force long term assurance business assets are measured taking into account discount rates. However, the expected cash flows underlying the valuations are not directly subject to interest rate risks. Accordingly, these balances have been included in non-interest bearing items in the table above. The sensitivity of the Group to changes in interest rates related to long term insurance and investment contracts is set out in Note 24.

(b) Assets and liabilities associated with policyholder funds and collective investment schemes shown in Note 45 have been excluded from the repricing profile in the above table. This is on the basis that the underlying interest rate risks inherent in the net assets of the funds are matched by the policyholder liabilities, limiting the impact of these risks on the Group results.

42. Trading Value at Risk

The Group's Value at Risk ('VaR') methodology of estimating potential losses arising from the Group's exposure to market risk is explained on pages 85 to 86 of the 'Risk Management' report. The Group's trading market risk exposure for the year ended 31 December 2006 is analysed below.

Exposure	As at 31 December 2006 £m	As at 31 December 2005 £m	Average 2006 £m	Average 2005 £m	Highest 2006 £m	Highest 2005 £m	Lowest 2006 £m	Lowest 2005 £m
Total value at risk	**4.5**	5.7	**4.2**	6.1	**6.5**	8.8	**2.9**	3.7
Included in the above								
Value at risk relating to:								
Interest rates	**2.2**	1.4	**2.4**	1.9	**4.0**	3.7	**1.4**	0.6
Credit spread	**2.0**	3.9	**1.4**	3.1	**3.9**	4.6	**0.9**	1.7
Foreign exchange	**0.2**	0.3	**0.3**	0.6	**0.8**	2.5	**0.1**	0.1
Equity risk factor	**0.1**	0.1	**0.1**	0.5	**0.4**	1.2		

For all significant exposures VaR is calculated on a daily basis. Interest rate risk relating to the trading book is principally managed using a sensitivity methodology to measure exposure and set limits. This methodology calculates the present value impact of a one basis point movement in interest rates on the outstanding positions. Credit spread risk is managed using a credit spread VaR and position limits based on credit spread sensitivity. Foreign exchange risk is principally managed by the use of position limits. Equity risk is managed through an Equity Index VaR and position limits.

43. Non-trading Currency Exposure

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the table below.

Functional currency of the operation	2006 Net investments in overseas operations £m	2006 Borrowing taken out to hedge net investments £m	2006 Remaining structural currency exposure £m	2005 Net investments in overseas operations £m	2005 Borrowing taken out to hedge net investments £m	2005 Remaining structural currency exposure £m
Australian Dollar	**1,560**	**1,560**		1,345	1,341	4
Euro	**1,464**	**1,224**	**240**	1,088	892	196
US Dollar	**106**	**99**	**7**	161	161	
Other	**13**		**13**	10		10
Total	**3,143**	**2,883**	**260**	2,604	2,394	210

As at 31 December 2006 and 31 December 2005 there are no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses. Additional information on the Group's foreign exchange risk is set out on page 85 of the 'Risk Management' report.

44. Assets and Liabilities in Foreign Currencies

	2006 £m	2005 £m
The aggregate amounts of assets and liabilities denominated in currencies other than Sterling were:		
Assets	**133,697**	195,599
Liabilities	**169,828**	218,502

The above figures do not reflect the Group's exposure to foreign exchange, which is significantly lower as it is hedged by currency derivatives.

45. Maturity Analysis of Assets and Liabilities
The tables below break down the Group's financial assets and liabilities excluding policyholder funds by remaining contractual maturity. Policyholder funds are excluded from the maturity profile in the table as the underlying liquidity risks are for the account of the policyholders and have no direct impact on the Group's results.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 year to 5 years £m	Over 5 years £m	Policyholder funds £m	2006 Total £m
Assets							
Cash and balances at central banks	**1,956**		**10**				**1,966**
Items in course of collection	**880**						**880**
Financial assets held for trading	**14,177**	**13,619**	**7,628**	**8,686**	**5,029**		**49,139**
Derivative assets	**157**	**688**	**1,053**	**2,417**	**3,967**	**330**	**8,612**
Loans and advances to banks	**1,218**	**6,640**	**1,037**	**528**	**2**	**2,168**	**11,593**
Loans and advances to customers	**45,169**	**54,797**	**13,123**	**39,827**	**223,892**		**376,808**
Investment securities	**3,257**	**1,700**	**1,578**	**12,404**	**34,856**	**63,236**	**117,031**
Other financial assets	**1,737**					**424**	**2,161**
Total	**68,551**	**77,444**	**24,429**	**63,862**	**267,746**	**66,158**	**568,190**
Liabilities							
Deposits by banks	**11,866**	**11,817**	**3,145**	**1,215**	**2,513**	**1**	**30,557**
Customer accounts	**177,826**	**16,979**	**10,067**	**5,361**	**1,624**		**211,857**
Financial liabilities held for trading	**8,923**	**5,572**	**7,598**	**241**			**22,334**
Derivative liabilities	**327**	**1,087**	**1,106**	**2,846**	**5,109**	**280**	**10,755**
Insurance contract liabilities	**1,107**	**20**	**163**	**436**	**2,080**	**21,171**	**24,977**
Investment contract liabilities	**365**	**3**	**914**	**42**	**218**	**47,944**	**49,486**
Unallocated surplus						**1,543**	**1,543**
Debt securities in issue	**17,030**	**52,970**	**27,906**	**34,381**	**51,363**		**183,650**
Other borrowed funds	**141**	**1,809**	**420**	**2,223**	**15,099**		**19,692**
Other financial liabilities	**2,151**					**503**	**2,654**
Total	**219,736**	**90,257**	**51,319**	**46,745**	**78,006**	**71,442**	**557,505**

45. Maturity Analysis of Assets and Liabilities continued

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 year to 5 years £m	Over 5 years £m	Policyholder funds £m	2005 Total £m
Assets							
Cash and balances at central banks	1,670		8				1,678
Items in course of collection	753						753
Financial assets held for trading	14,992	10,251	6,504	1,826	8,193		41,766
Derivative assets	444	580	816	2,336	6,239	84	10,499
Loans and advances to banks	8,161	5,225	1,868	272	380	1,450	17,356
Loans and advances to customers	27,566	50,604	14,885	47,363	203,350		343,768
Investment securities	3,370	302	2,209	8,438	37,242	52,773	104,334
Other financial assets	909					888	1,797
Total	57,865	66,962	26,290	60,235	255,404	55,195	521,951
Liabilities							
Deposits by banks	16,904	11,072	3,810	187	66	2	32,041
Customer accounts	174,659	11,037	9,052	3,198	3,002		200,948
Financial liabilities held for trading	13,727	5,106	6,021	153			25,007
Derivative liabilities	323	821	735	2,319	4,378		8,576
Insurance contract liabilities	84	166	805	892	2,072	17,951	21,970
Investment contract liabilities	6	22	2,310	462		39,357	42,157
Unallocated surplus						974	974
Debt securities in issue	19,265	38,851	23,200	37,909	38,736		157,961
Other borrowed funds	93	49	587	1,195	18,330		20,254
Other financial liabilities	115					1,123	1,238
Total	225,176	67,124	46,520	46,315	66,584	59,407	511,126

45. Maturity Analysis of Assets and Liabilities continued

The tables below set out the assets and liabilities of the policyholder funds comprising the unit-linked and with-profit funds as well as the consolidated collective investment schemes. The insurance and investment contract liabilities have been analysed between due within one year and due in one year or more based on net expected cash flows. Investment securities and derivative assets have been categorised as current assets on the basis that they stand ready to be traded either as part of the normal portfolio management process or to meet policyholder withdrawals. The remaining assets and liabilities have been categorised as due within one year and due in one year or more based on their expected maturities.

	Due within 1 year £m	Due in 1 year or more £m	2006 Total £m
Assets			
Derivative assets	330		330
Loans and advances to banks	2,168		2,168
Investment securities	63,236		63,236
Investment properties		4,911	4,911
Property and equipment		186	186
Other assets	424		424
Total Assets*	66,158	5,097	71,255
Liabilities			
Deposits by banks	1		1
Derivative liabilities	280		280
Insurance contract liabilities	2,058	19,113	21,171
Investment contract liabilities	4,419	43,525	47,944
Unallocated surplus		1,543	1,543
Other liabilities	503		503
Total Liabilities	7,261	64,181	71,442

* Policyholder assets have been reduced by £187m in respect of holdings of the Company's shares that are held within the funds.

45. Maturity Analysis of Assets and Liabilities continued

	Due within 1 year £m	Due in 1 year or more £m	2005 Total £m
Assets			
Derivative assets	84		84
Loans and advances to banks	1,450		1,450
Investment securities	52,773		52,773
Investment properties		3,824	3,824
Property and equipment		164	164
Other assets	888		888
Total Assets*	55,195	3,988	59,183
Liabilities			
Deposits by banks	2		2
Insurance contract liabilities	2,399	15,552	17,951
Investment contract liabilities	4,189	35,168	39,357
Unallocated surplus		974	974
Other liabilities	1,123		1,123
Total Liabilities	7,713	51,694	59,407

* Policyholder assets have been reduced by £224m in respect of holdings in the Company's shares that are held within the funds.

46. Acquisitions

On 31 May 2006 the Group acquired control of the 50% of the ordinary share capital of Lex Vehicle Leasing (Holdings) Limited ('Lex') previously owned by its fellow joint venturer, the RAC, making Lex a wholly owned subsidiary. The consideration payable in cash including costs of acquisition totalled £235m of which £232m has been paid with £3m payable in annual instalments over the next six years.

The fair value of the identifiable assets, liabilities and contingent liabilities acquired totalled £84m. The principal fair value adjustments relating to the balance sheet of Lex comprise a payment to the RAC pension scheme, representing the statutory debt due to that scheme of £53m and an upward revaluation of the car fleet of £17m. A net charge of £15m reflecting the post-tax difference between the book value and fair value of the net assets already owned by the Group has been booked directly to retained earnings. Goodwill of £151m arose on acquisition, attributable to obtaining a market leading position and the expectation of cost synergies. The post-acquisition profit before tax attributable to the 50% acquired for the seven months to 31 December 2006 included in the Group's consolidated income statement for the year ended 31 December 2006 is £14m.

On 16 July 2006, the Group acquired a 58.3% equity interest in Mother Topco Limited for £175m. Subsequently, on 31 October 2006, the Mother Topco Limited group of companies acquired 100% of the equity of McCarthy & Stone, a UK provider of retirement homes. The cost of this acquisition was £1,128m. The assets and liabilities of the sub-group headed by Mother Topco Limited are classified as a disposal group (Note 12). The post-acquisition profit after tax of this group of companies was £5m.

On 1 August 2006 the Group acquired Mourants Equity Compensation Solutions Ltd, a share scheme administration business. The cost of consideration, paid in cash including costs of acquisition, totalled £29m. The fair value of the identifiable assets, liabilities and contingent liabilities acquired totalled £12m. Goodwill of £17m arose on acquisition; representing access to new markets, an assembled workforce and cost synergies.

47. Related Party Transactions
HBOS plc is the ultimate parent company of the Group. Banking transactions are entered into by the Company with its subsidiaries in the normal course of business and are at normal commercial terms. These include loans, deposits and foreign currency transactions. Balances between HBOS plc and its subsidiaries are shown on the Company balance sheet on page 129. Interest receivable and payable are £1,469m (2005 £1,336m) and £966m (2005 £998m) respectively. In 2005 HBOS plc became the principal employer of the Group and staff and other costs in the year of £2,277m (2005 £2,015m) were recharged to subsidiaries.

In the year ended 31 December 2006, the Group provided both administration and processing services to Sainsbury's Bank plc. The amounts payable to the Group during the year are £36m (2005 £41m), of which £15m is outstanding at the year end (2005 £24m). Sainsbury's Bank plc also has balances within loans and advances to banks of £766m (2005 £1,011m) and balances within deposits by banks of £943m (2005 £830m) outstanding at 31 December 2006.

At 31 December 2006, there are loans and advances to customers of £10,115m (2005 £9,310m) outstanding and balances within customer accounts of £304m (2005 £185m) relating to jointly controlled entities and associated undertakings.

At 31 December 2006, there are customer accounts of £3m (2005 £16m) and investment and insurance contract liabilities of £489m (2005 £401m) related to the Group's pension arrangements. Additionally, the Group's pension funds hold HBOS plc ordinary shares with a value of £28m (2005 £28m).

48. Transactions with Key Management Personnel
For the purposes of IAS 24 'Related Party Disclosures', key management personnel comprise the members of the Board of HBOS plc and, as the senior executive committee of the Group, the members of the HBOS Executive Committee.

Remuneration and other compensation

	2006 £'000	2005 £'000
Total emoluments	**11,196**	9,199
Post retirement benefits	**222**	577
Equity compensation benefits	**6,955**	9,813

Product transactions
Key management personnel and other colleagues, as well as receiving salary, incentives, shares, pensions and other benefits are entitled to enter into product transactions with HBOS plc and its subsidiaries. These transactions are generally in the form of banking, savings, mortgage, loan, insurance, assurance and investment products. Any product offerings that are received on beneficial terms compared to the terms received by customers and which give rise to taxable benefits in kind are declared to HM Revenue & Customs and taxed accordingly.

Key management personnel and members of their close families have undertaken transactions with HBOS plc and its subsidiaries, jointly controlled entities and associated undertakings in the normal course of business, details of which are given below:

Mortgages, credit cards and term loans

	Number of key management personnel	**£'000**
At 1 January 2005	12	5,486
Amounts advanced during the year	4	1,154
Interest charged	9	281
Amounts repaid during the year	11	(2,310)
Upon resignation	2	(85)
At 31 December 2005	10	4,526
Amounts advanced during the year	**5**	**1,589**
Interest charged	**7**	**245**
Amounts repaid during the year	**11**	**(1,324)**
Upon resignation	**1**	**13**
At 31 December 2006	**10**	**5,049**

48. Transactions with Key Management Personnel continued

Bank, cheque or current accounts

	Number of key management personnel	Credit balances £'000	Debit balances £'000	Net balances £'000
At 1 January 2005	9	1,515	(60)	1,455
Upon appointment	2	27		27
Net movement during the year	11	(202)	(17)	(219)
Upon resignation	2	(118)		(118)
At 31 December 2005	10	1,222	(77)	1,145
Net movement during the year	**12**	**6,316**	**(940)**	**5,376**
Upon resignation	**1**	**(51)**		**(51)**
At 31 December 2006	**11**	**7,487**	**(1,017)**	**6,470**

Savings and deposit accounts

	Number of key management personnel	£'000
At 1 January 2005	6	1,859
Upon appointment	2	197
Amounts deposited during the year	9	2,058
Interest credited	9	58
Amounts withdrawn during the year	9	(1,234)
Upon resignation	2	(571)
At 31 December 2005	7	2,367
Upon appointment	**1**	**94**
Amounts deposited during the year	**8**	**5,611**
Interest credited	**9**	**51**
Amounts withdrawn during the year	**7**	**(1,813)**
Upon resignation	**1**	**(3,010)**
At 31 December 2006	**8**	**3,300**

Life assurance and investment contracts

	Number of key management personnel	£'000
At 1 January 2005	6	2,392
Upon appointment	2	134
Premiums paid/amounts invested during the year	4	1,373
Other movements including investment returns	8	613
Total sum insured/value of investment at 31 December 2005	7	4,512
Upon appointment	**1**	**48**
Premiums paid/amounts invested during the year	**8**	**307**
Other movements including investment returns	**8**	**2,127**
Upon resignation	**1**	**(5)**
Total sum insured/value of investment at 31 December 2006	**8**	**6,989**

49. Segmental Analysis
Business Sector
Transactions between business sectors are conducted on an arm's length basis. Internal charges and transfer pricing adjustments are reflected in the performance of each sector.

	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Management £m	Group Items £m	2006 Total £m
Net interest income	4,188	1,861	(93)	1,239	205		7,400
Net fee and commission income	1,298	341	(665)	46	143		1,163
Net trading income	5	25			249		279
Other operating income	47	1,343	11,561	899	22		13,872
Net operating income	5,538	3,570	10,803	2,184	619		22,714
Administrative expenses	(2,153)	(752)	(769)	(612)	(288)	(49)	(4,623)
Depreciation and amortisation	(69)	(819)	(51)	(57)	(4)	(192)	(1,192)
Goodwill impairment		(41)	(14)				(55)
Other operating expenses			(9,242)	(459)			(9,701)
Operating expenses	(2,222)	(1,612)	(10,076)	(1,128)	(292)	(241)	(15,571)
Impairment losses on loans and advances	(1,097)	(424)		(221)			(1,742)
Impairment on investment securities		(69)		(2)			(71)
Operating profit	2,219	1,465	727	833	327	(241)	5,330
Share of profits of jointly controlled entities and associated undertakings	2	157	(37)	3	1		126
Non-operating income	48			180	22		250
Profit before taxation	2,269	1,622	690	1,016	350	(241)	5,706
Total assets[(a)]	242,960	96,560	82,656	61,416	106,658	779	591,029
Included in total assets							
Interests in jointly controlled entities and associated undertakings	57	536	(43)	51			601
Total liabilities[(a)]	237,410	91,610	77,421	57,810	104,828	779	569,858
Capital expenditure on property and equipment and software	7	39	18	72	10	351	497

(a) The total assets and total liabilities of Corporate include £1,388m and £909m respectively being the assets and liabilities of the disposal group.

49. Segmental Analysis continued
Business Sector

	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Management £m	Group Items £m	2005 Total £m
Net interest income	4,028	1,695	(95)	1,018	183		6,829
Net fee and commission income	1,253	293	(651)	30	109		1,034
Net trading income	4	14		3	197		218
Other operating income	58	1,079	13,895	484	20		15,536
Net operating income	5,343	3,081	13,149	1,535	509		23,617
Administrative expenses	(2,402)	(695)	(755)	(501)	(243)	(15)	(4,611)
Depreciation and amortisation	(66)	(558)	(47)	(53)	(4)	(208)	(936)
Other operating expenses			(11,528)	(169)			(11,697)
Operating expenses	(2,468)	(1,253)	(12,330)	(723)	(247)	(223)	(17,244)
Impairment losses on loans and advances	(991)	(428)		(180)			(1,599)
Impairment on investment securities		(45)		(6)			(51)
Operating profit	1,884	1,355	819	626	262	(223)	4,723
Share of profits of jointly controlled entities and associated undertakings	9	65	(34)	(2)	1		39
Non-operating income	46						46
Profit before taxation	1,939	1,420	785	624	263	(223)	4,808
Total assets	224,868	87,195	71,623	49,730	106,633	824	540,873
Included in total assets							
Interests in jointly controlled entities and associated undertakings	61	490	(114)	21	1		459
Total liabilities	219,601	82,735	66,582	47,291	105,384	824	522,417
Capital expenditure on property and equipment and software	6	1	51	112	11	284	465

49. Segmental Analysis continued

Geographical

The table below analyses the Group results and assets by geographical area based on the location of the customer.

	UK £m	Rest of world £m	2006 Total £m	UK £m	Rest of world £m	2005 Total £m
Net interest income	**6,097**	**1,303**	**7,400**	5,793	1,036	6,829
Net fees and commission income	**937**	**226**	**1,163**	977	57	1,034
Net trading income	**278**	**1**	**279**	211	7	218
Other operating income	**12,661**	**1,211**	**13,872**	15,078	458	15,536
Net operating income	19,973	2,741	22,714	22,059	1,558	23,617
Administrative expenses	**(4,044)**	**(579)**	**(4,623)**	(4,102)	(509)	(4,611)
Depreciation and amortisation	**(1,121)**	**(71)**	**(1,192)**	(887)	(49)	(936)
Goodwill impairment	**(55)**		**(55)**			
Other operating expenses	**(8,857)**	**(844)**	**(9,701)**	(11,619)	(78)	(11,697)
Operating expenses	**(14,077)**	**(1,494)**	**(15,571)**	(16,608)	(636)	(17,244)
Impairment losses on loans and advances	**(1,521)**	**(221)**	**(1,742)**	(1,440)	(159)	(1,599)
Impairment on investment securities	**(69)**	**(2)**	**(71)**	(30)	(21)	(51)
Operating profit	4,306	1,024	5,330	3,981	742	4,723
Share of profits of jointly controlled entities and associated undertakings	**65**	**61**	**126**	41	(2)	39
Non-operating income	**70**	**180**	**250**	46		46
Profit before taxation	4,441	1,265	5,706	4,068	740	4,808
Total assets	**499,767**	**91,262**	**591,029**	468,529	72,344	540,873
Included in total assets Interests in jointly controlled entities and associated undertakings	**536**	**65**	**601**	443	16	459
Total liabilities	**484,284**	**85,574**	**569,858**	460,183	62,234	522,417
Capital expenditure on property and equipment and software	**425**	**72**	**497**	353	112	465

Shareholder Information

28 Feb 2007	2006 Preliminary Results Announcement
14 Mar 2007	Ordinary shares quoted ex-dividend
15 Mar 2007	6.475% preference shares dividend payment
16 Mar 2007	Ordinary shares record date for the final dividend 2006
13 Apr 2007	Return date for mandates for the Dividend Reinvestment Plan ('DRIP') for the final dividend 2006
18 Apr 2007	6.0884% preference shares quoted ex-dividend
20 Apr 2007	6.0884% preference shares record date
25 Apr 2007	Annual General Meeting
2 May 2007	9.25% & 9.75% preference shares quoted ex-dividend
4 May 2007	9.25% & 9.75% preference shares record date
14 May 2007	Ordinary shares final dividend 2006 payment
14 May 2007	6.0884% preference shares dividend payment
16 May 2007	6.3673% preference shares quoted ex-dividend
18 May 2007	6.3673% preference shares record date
31 May 2007	9.25% & 9.75% preference shares dividend payment
4 Jun 2007	Last date by which CREST entitlement statements and ordinary share certificates will be posted and shareholder accounts credited in respect of DRIP purchases for final ordinary dividend 2006
18 Jun 2007	6.3673% preference shares dividend payment
1 Aug 2007	2007 Interim Results Announcement
8 Aug 2007	Ordinary shares quoted ex-dividend
8 Aug 2007	6.475% preference shares quoted ex-dividend
10 Aug 2007	Ordinary shares record date for the interim dividend 2007
10 Aug 2007	6.475% preference shares record date
10 Sep 2007	Return date for mandates for the DRIP for the interim dividend 2007
17 Sep 2007	6.475% preference shares dividend payment
8 Oct 2007	Ordinary shares interim dividend 2007 payment
10 Oct 2007	6.0884% preference shares quoted ex-dividend
12 Oct 2007	6.0884% preference shares record date
26 Oct 2007	Last date by which CREST entitlement statements and ordinary share certificates will be posted and shareholder accounts credited in respect of DRIP purchases for interim ordinary dividend 2007
31 Oct 2007	9.25% & 9.75% preference shares quoted ex-dividend
2 Nov 2007	9.25% & 9.75% preference shares record date
13 Nov 2007	6.0884% preference shares dividend payment
30 Nov 2007	9.25% & 9.75% preference shares dividend payment

Dividend Reinvestment Plan
Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in ordinary shares need take no action as they will automatically receive ordinary shares in respect of the final dividend of 27.9 pence per ordinary share for the year ended 31 December 2006. Shareholders who have not already completed a Mandate Form and also wish to participate in the Dividend Reinvestment Plan in respect of the final dividend are required to complete and return a Mandate Form to our Plan Administrator - Computershare Investor Services PLC, PO Box 1909, The Pavilions, Bridgwater Road, Bristol BS99 7DS. A Mandate Form and a copy of the Rules of the HBOS plc Dividend Reinvestment Plan can be obtained from our Plan Administrator on 0870 702 0102.

InvestorPhone
As an HBOS shareholder, you can access a range of automated information on your shareholding, such as your share balance, dividend payments, and the HBOS share price, by calling 0870 702 0102. This service is available 24 hours a day, 7 days a week. The current HBOS plc share price is also available on our website www.hbosplc.com

Halifax Share Dealing
If you hold HBOS plc shares and would like to sell them you can call Halifax Share Dealing on 08705 711 117.

To buy HBOS plc shares or to find out more information about the products and services offered by Halifax Share Dealing please call 08457 22 55 25 or visit www.halifax.co.uk/sharedealing. Halifax Share Dealing is authorised and regulated by the Financial Services Authority, is a member of the London Stock Exchange and is an HM Revenue & Customs approved PEP and ISA Manager.

Internet
Visit our home page at www.hbosplc.com

Registered Office
HBOS plc, The Mound, Edinburgh EH1 1YZ.

Registered Number
SC218813

Share Register Analysis at 31 December 2006

Size of shareholding	Number of shareholders	%	Number of ordinary shares	%
1 - 200	837,677	39.17	141,769,869	3.77
201 - 1,000	1,183,998	55.37	462,035,226	12.27
1,001 - 5,000	109,695	5.13	148,775,842	3.95
5,001 - 10,000	3,150	0.15	22,368,917	0.59
10,001 - 50,000	2,359	0.11	46,695,886	1.24
50,001 - 100,000	348	0.02	25,061,622	0.67
over 100,000	1,098	0.05	2,917,481,898	77.51
Total	**2,138,325**	**100.00**	**3,764,189,260**	**100.00**

Registrar
For general enquiries about your shares please contact our Registrar: Computershare Investor Services PLC, PO Box 1909, The Pavilions, Bridgwater Road, Bristol, BS99 7DS. Tel: 0870 702 0102. E-mail: HBOS@computershare.co.uk

Environmental information

Cover and Pages 1 – 92

Greencoat Velvet contains 80% post-consumer recycled fibre, 10% TCF (Totally Chlorine Free) and 10% ECF (Elemental Chlorine Free) pulp. All pulp is fully recyclable and sourced from carefully managed and renewed commercial forests, certified in accordance with the FSC (Forest Stewardship Council). In recognition of its recycled content, Greencoat Velvet has also been awarded the NAPM recycled mark.

80% NAPM APPROVED RECYCLED TCF ECF

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC www.fsc.org Cert no. TT-COC-2201
© 1996 Forest Stewardship Council

Pages 93 – 192

Greencoat Offset is 100% recycled uncoated grade. It is produced from pulp within a mill which is registered under the International environmental standard of ISO 14001.
In recognition of its recycled content, Greencoat Offset has also been awarded the NAPM recycled mark.

100% NAPM APPROVED RECYCLED

Published by Elmwood. Printed by Summerhall Corporate.

Registered Office:
HBOS plc
The Mound
Edinburgh
EH1 1YZ

www.hbosplc.com

Growing the UK franchise
Targeted international growth
Cost leadership
Colleague development
Capital discipline

Regulatory Announcement

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RECEIVED

2007 JUN 20 A 6:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Total Voting Rights
Released	12:04 01-May-07
Number	8667V

HBOS plc

VOTING RIGHTS AND CAPITAL

In conformity with the provisions of the Transparency Directive, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,755,043,501 shares of 25p each, of which 1,732,000 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,753,311,501 ordinary shares of 25p each. This figure (3,753,311,501 ordinary shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Change in Director Details
Released	15:39 01-May-07
Number	8941V

HBOS plc (the 'Company')

Director's other publicly quoted Directorships

As required by Listing Rule 9.6.14, the Company advises the following change to the information disclosed in respect of Mr Anthony Hobson, a Non-executive Director of the Company:

Directorships held in publicly quoted companies pursuant to Listing Rule 9.6.13(1)

Current Directorships

Mr Hobson, an existing non-executive Director of Sage Group PLC ('Sage') has been appointed Acting Chairman of the Board of Sage, with effect from 27th April 2007, pending the appointment of a new Chairman.

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 02-May-07
Number	9153V

HBOS plc announces that on 1 May 2007 it purchased 500,000 of its ordinary shares at a price of 1,073.2400 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,232,000 of its ordinary shares in Treasury and has a total of 3,752,812,509 ordinary shares (excluding shares held in Treasury) in issue.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 03-May-07
Number	0119W

HBOS plc announces that on 2 May 2007 it purchased 330,000 of its ordinary shares at a price of 1,078.6400 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,562,000 of its ordinary shares in Treasury and has a total of 3,752,485,931 ordinary shares (excluding shares held in Treasury) in issue.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Final Terms
Released	10:42 04-May-07
Number	1133W

Publication of Final Terms by HBOS plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), and the Supplemental Prospectus dated 28th February 2007 was published on 28th February 2007 (Regulatory Announcement number 1970S), together with any other supplements to the Prospectus issued by the Issuer.

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

AUD 200,000,000 Subordinated Callable Fixed\Floating Rate Australian Domestic Instruments due May 2017, ISIN No.AU3CB0024883

http://www.rns-pdf.londonstockexchange.com/rns/1133w_-2007-5-4.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Final Terms
Released	10:45 04-May-07
Number	1135W

Publication of Final Terms by HBOS plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), and the Supplemental Prospectus dated 28th February 2007 was published on 28th February 2007 (Regulatory Announcement number 1970S), together with any other supplements to the Prospectus issued by the Issuer.

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

AUD 400,000,000 Subordinated Callable Floating Rate Australian Domestic Instruments due May 2017, ISIN No.AU3FN0002549

http://www.rns-pdf.londonstockexchange.com/rns/1135w_-2007-5-4.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Prospectus
Released	14:31 04-May-07
Number	1416W

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

The Prospectus of HBOS plc, The Governor and Company of the Bank of Scotland ("the Bank of Scotland") and HBOS Treasury Services plc in relation to the Programme for the Issuance of Debt Instruments dated 1st May, 2007.

The Prospectus should be read and construed in conjunction with the HBOS plc audited consolidated annual financial statements for the financial years ended 31 December 2005 and 2006 including the Independent Auditors' Report, which are incorporated by reference in the Prospectus and which are also available for viewing.

The audited consolidated annual financial statements of each of the Bank of Scotland and HBOS Treasury Services plc for the financial years ended 31 December 2005 and 2006 are available at the Head Office of the Bank of Scotland and the registered office of HBOS Treasury Services plc.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1416w_-2007-5-4.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1416w_1-2007-5-4.pdf

[http://www.hbosplc.com/investors/includes/HBOSplc_ARA_2006.pdf]

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. The Prospectus is not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	12:30 08-May-07
Number	1119W

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), and the Supplemental Prospectus dated 28th February 2007 was published on 28th February 2007 (Regulatory Announcement number 1970S), together with any other supplements to the Prospectus issued by the Issuer.

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 12,000,000 4.80 per cent. Fixed Rate Notes due 24 April 2027, ISIN No. XS0296030819

http://www.rns-pdf.londonstockexchange.com/rns/1119w_-2007-5-8.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	12:33 08-May-07
Number	1120W

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), and the Supplemental Prospectus dated 28th February 2007 was published on 28th February 2007 (Regulatory Announcement number 1970S), together with any other supplements to the Prospectus issued by the Issuer.

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 5,000,000 4.45 per cent. Fixed Rate Notes due 26 April 2013, ISIN No. XS02797249897

http://www.rns-pdf.londonstockexchange.com/rns/1120w_-2007-5-8.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:58 08-May-07
Number	2333W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	4 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,657,262	(2.118%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,657,262	(2.118%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	16,329	£6.162

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	15:01 08-May-07
Number	2340W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	4 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	33,668,120	(4.205%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	33,668,120	(4.205%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	250,000	£2.400
Sale	250,000	£2.450
Sale	1,000,000	£2.455

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 8 May 2007

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

RECEIVED

Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Prospectus
Released	17:18 08-May-07
Number	2521W

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

The Prospectus of HBOS plc, The Governor and Company of the Bank of Scotland ("the Bank of Scotland") and HBOS Treasury Services plc in relation to the Programme for the Issuance of Medium Term Notes due Nine Months or more from Date of Issue dated 1st May, 2007.

The Prospectus should be read and construed in conjunction with the HBOS plc audited consolidated annual financial statements for the financial years ended 31 December 2005 and 2006 including the Independent Auditors' Report, which are incorporated by reference in the Prospectus and which are also available for viewing.

The audited consolidated annual financial statements of each of the Bank of Scotland and HBOS Treasury Services plc for the financial years ended 31 December 2005 and 2006 are incorporated by reference in the Prospectus and are available at the Head Office of the Bank of Scotland and the registered office of HBOS Treasury Services plc. The audited consolidated financial statements of Halifax plc for the financial year ended December 31, 2006 are also incorporated by reference in the Prospectus and may be obtained from Halifax plc, Trinity Road, Halifax HX1 2RG.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2521w_-2007-5-8.pdf

http://www.rns-pdf.londonstockexchange.com/rns/2521w_1-2007-5-8.pdf

http://www.hbosplc.com/investors/includes/HBOSplc_ARA_2006.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. The Prospectus is not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 09-May-07
Number	2612W

HBOS plc announces that on 8 May 2007 it purchased 500,000 of its ordinary shares at a price of 1,076.8200 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,062,000 of its ordinary shares in Treasury and has a total of 3,751,993,600 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 10-May-07
Number	3416W

HBOS plc announces that on 9 May 2007 it purchased 500,000 of its ordinary shares at a price of 1,074.9700 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,562,000 of its ordinary shares in Treasury and has a total of 3,751,493,600 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-Apr 2007
Released	08:00 10-May-07
Number	3440W

Halifax House Price Index

National Index April 2007

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 636.8 Monthly Change 1.1% Annual Change 10.9%

Standardised Average Price (seasonally adjusted) £196,745

Key Points

- House prices rose by 1.1% in April, the smallest monthly rise so far this year and the s lowest since July 2006.
- The annual rate of house price growth fell slightly to 10.9% from 11.1% in March.
- The number of mortgage approvals to fund house purchase fell modestly from a seas adjusted 118,000 in February to 113,000 in March, the lowest level since April 2006. interest in properties declined for the fourth consecutive month in March.
- Good economic and employment conditions underpin housing demand. The UK econon now recorded 59 consecutive quarters of growth and is on track to breach the 60 mark current quarter.
- Healthy, albeit easing, demand together with a shortage of both new and secondhand h for sale continues to drive house prices up. The stock of unsold property on estate a books fell in March; making market conditions the tightest for nearly three years.
- Negative real earnings growth, together with the effects of the interest rates rises sinc summer, is exerting pressure on householders' finances. These pressures, exacerbate probable interest rate rise in the near-term, are expected to further constrain housing de over the coming months. As a result, house price inflation is likely to ease.

Commenting, Martin Ellis, chief economist, said:

"House prices increased by 1.1% in April; the smallest monthly increase so far this year and the second lowest since July 2006. There is accumulating evidence of a slight easing of conditions in the housing market with further signs of moderation in both demand and activity in the past month.

Demand remains healthy which, together with tight supply, continues to push up prices. Good economic growth and a strong labour market will continue to support healthy housing demand. Negative real earnings growth and the increase in interest rates since last August, however, are expected to exert increasing pressure on householders' finances, resulting in slowdown in house price inflation over the coming months."

Signs that housing market activity is easing ......

The number of mortgage approvals to fund house purchase fell from a seasonally adjusted 118,000 in February to 113,000 in March, the lowest level since April 2006. Overall, approvals in the first three months of 2007 were 5% lower than in the final quarter of 2006 (Source: Bank of England).

Buyer interest in properties declined for the fourth consecutive month, according to the latest RICS monthly survey.

Good economic and employment conditions underpin healthy housing demand ......

Gross domestic product (GDP) is estimated to have continued to grow at above its long-term average pace in the first quarter of 2007 with a 0.7% increase (Source: ONS). The UK economy has now recorded 59 consecutive quarters of growth, extending the longest unbroken stretch on record, and on track to breach the 60 mark in the current quarter.

The number of people in employment has increased by 147,000 over the past year, although there was a 47,000 decline in the three months to February compared with the previous quarter.

Housing supply is low ....

The stock of unsold property on estate agents' books fell in March, pushing up the ratio of sales to available property stock to its highest since mid 2004, indicating that market conditions are the tightest for nearly three years (Source: RICS). Healthy, albeit easing, demand together with a shortage of both new and secondhand homes for sale continues to drive house prices up.

But negative real earnings growth and higher interest rates to cause house price inflation to moderate

Annual headline retail price inflation, at 4.8%, is in excess of annual average earnings growth, at 4.6%, according to the latest figures (Source: ONS). This negative real earnings growth, together with the effects of the interest rates rises since last summer, is exerting pressure on householders' finances. In addition to the rise in variable rate mortgages since last August, fixed rate mortgages have also risen, reaching an average rate of 5.56% in March 2007; the highest since August 2001 (Source: Bank of England). These pressures, exacerbated by a probable interest rate rise in the near-term, are expected to further constrain housing demand over the coming months. As a result, house price inflation is likely to ease.

NOTE: The 10.9% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Stabilisation Notice
Released	18:30 10-May-07
Number	4226W

10 May 2007

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

HBOS plc

Stabilisation Notice

Morgan Stanley & Co. Incorporated (contact: Tom Lewis; telephone: +001 212 761-1721) hereby gives notice that the Stabilising Managers named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:	
Issuer:	HBOS plc
Aggregate nominal amount:	US$750,000,000
Description:	American Depositary Receipts representing Fixed-to-Floating Rate Series of Preference Shares
Offer price:	100%
Stabilisation:	
Stabilising Manager(s):	J.P Morgan Securities Goldman Sachs & Co. Morgan Stanley & Co. Incorporated
Stabilisation period expected to start on:	10 May 2007
Stabilisation period expected to end no later than:	30 days from closing, expected to be 21 May 2007
Maximum size of over-allotment facility:	6% of the aggregate nominal amount stated above

In connection with the offer of the above securities, the Stabilising Managers may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Managers will take any stabilisation action and any stabilisation action, if begun, may be ended at any time.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.

In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 11-May-07
Number	4175W

HBOS plc announces that on 10 May 2007 it purchased 500,000 of its ordinary shares at a price of 1,069.4900 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,062,000 of its ordinary shares in Treasury and has a total of 3,750,993,600 ordinary shares (excluding shares held in Treasury) in issue.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 14-May-07
Number	4938W

HBOS plc announces that on 11 May 2007 it purchased 400,000 of its ordinary shares at a price of 1,065.9500 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,462,000 of its ordinary shares in Treasury and has a total of 3,750,593,600 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 15-May-07
Number	5747W

HBOS plc announces that on 14 May 2007 it purchased 500,000 of its ordinary shares at a price of 1,077.1900 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,962,000 of its ordinary shares in Treasury and has a total of 3,750,093,600 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.1- iSoft Group plc
Released	15:33 15-May-07
Number	6440W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	14 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	11,175,143	(4.807%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,175,143	(4.807%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,922	£0.495

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 16-May-07
Number	6609W

HBOS plc announces that on 15 May 2007 it purchased 250,000 of its ordinary shares at a price of 1,079.1500 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,212,000 of its ordinary shares in Treasury and has a total of 3,749,844,626 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	13:14 16-May-07
Number	7087W

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 1,500,000,000 Floating Rate Notes due May 2012, ISIN No. XS0300686531

http://www.rns-pdf.londonstockexchange.com/rns/7087w_-2007-5-16.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:49 16-May-07
Number	7221W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	14 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,647,604	(2.120%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,647,604	(2.120%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,083	£6.085

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	17:03 16-May-07
Number	7406W

Please note that this is an amendment to RNS 6440W released at 1533hrs on 15 May 2007 due to an incorrect classification in the headline.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	14 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	11,175,143	(4.807%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,175,143	(4.807%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,922	£0.495

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 May 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 17-May-07
Number	7464W

HBOS plc announces that on 16 May 2007 it purchased 500,000 of its ordinary shares at a price of 1,080.3200 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,712,000 of its ordinary shares in Treasury and has a total of 3,749,344,626 ordinary shares (excluding shares held in Treasury) in issue.

END

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	15:28 17-May-07
Number	8074W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,801,537	(3.356%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,801,537	(3.356%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,373,609	£0.517

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	15:31 17-May-07
Number	8076W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	16 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	33,669,581	(4.206%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	33,669,581	(4.206%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,459	£2.438

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Taylor Woodrow plc
Released	15:34 17-May-07
Number	8080W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Taylor Woodrow plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	16 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,734,480	(1.329%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,734,480	(1.329%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	781	£5.048

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 May 2007
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:38 17-May-07
Number	8087W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	16 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,646,026	(2.118%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,646,026	(2.118%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	514	£6.245
Transfer In	433	N/A
Sale	2,525	£6.24

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 May 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 18-May-07
Number	8258W

HBOS plc announces that on 17 May 2007 it purchased 500,000 of its ordinary shares at a price of 1,070.5000 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,212,000 of its ordinary shares in Treasury and has a total of 3,748,844,626 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	14:51 18-May-07
Number	8804W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	17 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	5,175,146	(2.226%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,175,146	(2.226%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,626,391	£0.543

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 May 2007
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Taylor Woodrow plc
Released	14:51 21-May-07
Number	9608W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Taylor Woodrow plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	18 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,740,789	(1.330%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,740,789	(1.330%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	6,309	£5.058

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 May 2007
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3-Phoenix IT Group plc
Released	14:55 21-May-07
Number	9616W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Phoenix IT Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	18 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,278,351	(3.780%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,278,351	(3.780%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,800	£3.542

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:11 21-May-07
Number	9785W

Final Terms dated 17 May 2007
HBOS TREASURY SERVICES PLC (acting through its London office)

Issue of
JPY 10,550,000,000 0.285 per cent. Fixed Rate Notes due 18 November 2008
(the "Instruments")

Guaranteed by
HBOS plc and The Governor and Company of the Bank of Scotland

Under the US$120,000,000,000 Programme for the Issuance of Debt Instruments
of HBOS plc, The Governor and Company of the Bank of Scotland
and HBOS Treasury Services plc, (acting through its London office and Sydney branch)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Prospectus dated 1 May 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing in respect of HBOS plc and The Governor and Company of the Bank of Scotland, at the offices of Shepherd and Wedderburn LLP, Level 2, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2ET, and, in respect of HBOS Treasury Services plc, at its registered office and in the case of each of them, at the specified office of the Principal Paying Agent.

1.	(i) Issuer:	HBOS Treasury Services plc (acting through its London office)
	(ii) Guarantors:	HBOS plc and The Governor and Company of the Bank of Scotland
2.	Series Number:	Euro 1497/07
3.	Specified Currency or Currencies:	Japanese Yen ("JPY")
4.	Aggregate Principal Amount:	JPY 10,550,000,000
5.	Issue Price:	99.07 per cent. of the Aggregate Principal Amount
6.	Specified Denominations:	JPY 10,000,000
7.	Issue Date:	18 May 2007
8.	Maturity Date:	18 November 2008
9.	Interest Basis:	Interest-bearing Condition 5A. (Fixed Rate) is applicable

		0.285 per cent. per annum (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Unsubordinated. Condition 3A is applicable
	(ii) Status of the Guarantees:	Unsubordinated. Condition 4A is applicable
14.	Method of Distribution	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	0.285 per cent. per annum payable semi-annually in arrear. The coupon will remain unadjusted being a fixed amount as set out below.
	(ii) Interest Periods:	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each subsequent period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date For the avoidance of doubt each Interest Period shall be unadjusted for the purpose of calculating the Interest Amount payable in respect of the principal amount of each Specified Denomination
	(iii) Interest Payment Dates:	18 November 2007, 18 May 2008 and 18 November 2008 as adjusted in accordance with the Modified Following Business Day Convention
	(iv) Fixed Coupon Amounts:	JPY 14,250 per JPY 10,000,000 in principal amount
	(v) Broken Amount(s):	Not Applicable
	(vi) Relevant Financial Centre(s):	London, New York and Tokyo
	(vii) Day Count Fraction:	30/360
	(viii) Determination Date(s):	Not Applicable
	(ix) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Non Interest Bearing Instrument Provisions**	Not Applicable
18.	**Index Linked Interest Instruments**	Not Applicable

19.	**Dual Currency Instrument Provisions**	Not Applicable
20.	**Other Rates (Instruments to which Condition 5C.05 is applicable)**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option (Instruments to which Condition 6.06 is applicable)**	Not Applicable
22.	**Put Option (Instruments to which Condition 6.09 is applicable)**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	JPY 10,000,000 per Instrument of JPY 10,000,000 Specified Denomination
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	**Bearer Instruments**
		Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26.	Relevant Financial Centre Day or other special provisions relating to dates for payment of any amount due in respect of any Instrument:	London, New York and Tokyo
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	New Global Instruments::	No
32.	Other final terms:	Not Applicable

DISTRIBUTION

33.	If syndicated, names of Managers:	Not Applicable
34.	If non-syndicated, name of Dealer:	ABN AMRO Bank N.V.
35.	Additional selling restrictions:	The Instruments have not been and will not be registered under the Securities and Exchange Law. The Dealer has agreed that it has not

offered or sold and will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the law of Japan) or to others for re-offering or resale, directly or indirectly , in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the US$120,000,000,000 Programme for the Issuance of Debt Instruments of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc (acting through its London office and Sydney branch)

RESPONSIBILITY

The Issuer and the Guarantors accept responsibility for the information contained in these Final Terms. Each of the Issuer and the Guarantors confirms that to the best of their knowledge, having taken all reasonable care to ensure that such is the case, such information is in accordance with the facts and does not omit anything likely to affect its import.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Signed on behalf of HBOS plc, as Guarantor:

By: ....

Duly authorised

Signed on behalf of The Governor and Company of the Bank of Scotland, as Guarantor:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Instruments to be admitted to the Official List of the UK Listing Authority and to trading on the Gilt Edged and Fixed Interest Market of the London Stock Exchange with effect from the Issue Date.

(iii) Estimate of total expenses related to admission to trading: GBP 458.00

2. **RATINGS**

Ratings:	The Instruments to be issued are expected to have the following ratings: S & P: AA Moody's: Aa1 Fitch: AA+

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the issue of the Instruments has an interest material to the issue.

4. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Reasons for the offer:	As stated in the Prospectus under "Use of Proceeds".

5.

Indication of yield:	0.912% per cent. annually As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. **OPERATIONAL INFORMATION**

ISIN Code:	XS0300998001
Common Code:	030099800
Any clearing system(s) (and the address of such clearing system(s)) other than Euroclear Bank S.A./N.V. and Clearstream Banking Societe Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
Intended to be held in a manner which would allow Eurosystem eligibility:	No

Paste the following link into your web browser to download the PDF document related to this announcement:

http://www.rns-pdf.londonstockexchange.com/rns/9785w -2007-5-21.pdf

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RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 22-May-07
Number	9887W

HBOS plc announces that on 21 May 2007 it purchased 500,000 of its ordinary shares at a price of 1,069.0000 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,712,000 of its ordinary shares in Treasury and has a total of 3,748,344,626 ordinary shares (excluding shares held in Treasury) in issue.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	15:02 22-May-07
Number	0445X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	21 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,435,146	(1.478%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,435,146	(1.478%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,740,000	£0.526

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	15:05 22-May-07
Number	0450X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	21 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	30,369,582	(3.793%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	30,369,582	(3.793%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,300,000	£2.713

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:14 22-May-07
Number	0466X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	21 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,324,199	(2.093%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,324,199	(2.093%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	329,941	£6.317
Purchase	8,112	£6.330

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 May 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 23-May-07
Number	0592X

HBOS plc announces that on 22 May 2007 it purchased 250,000 of its ordinary shares at a price of 1,068.4800 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,962,000 of its ordinary shares in Treasury and has a total of 3,748,094,626 ordinary shares (excluding shares held in Treasury) in issue.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:05 23-May-07
Number	1131X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	22 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	29,187,966	(3.646%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	29,187,966	(3.646%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,000,000	£2.740
Sale	181,617	£2.736

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 May 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:09 23-May-07
Number	1136X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	22 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,326,800	(2.093%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,326,800	(2.093%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	2,600	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	23 May 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	14:12 23-May-07
Number	1138X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	22 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,355,147	(1.443%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,355,147	(1.443%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. **DEALINGS** (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	80,000	£0.526

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Prospectus
Released	18:16 23-May-07
Number	1405X

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

The Prospectus of HBOS plc in relation to the Issuance of 7,500 American Depositary Receipts representing Fixed to Floating Rate Series of Preference Shares dated 16th May, 2007.

The Prospectus should be read and construed in conjunction with the HBOS plc audited consolidated annual financial statements for the financial years ended 31 December 2005 and 2006 including the Independent Auditors' Report, which are incorporated by reference in the Prospectus and which are also available for viewing.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1405x_-2007-5-23.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1405x_2-2007-5-23.pdf

http://www.hbosplc.com/investors/includes/HBOSplc_ARA_2006.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. The securities to which the Prospectus relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the securities may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus is not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:02 24-May-07
Number	1891X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	23 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	29,189,966	(3.646%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	29,189,966	(3.646%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,000	£2.735

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:05 24-May-07
Number	1893X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	23 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	26,327,801	(2.093%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,327,801	(2.093%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000	£6.333

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 May 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

RECEIVED

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 25-May-07
Number	2138X

HBOS plc announces that on 24 May 2007 it purchased 500,000 of its ordinary shares at a price of 1,071.4900 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,462,000 of its ordinary shares in Treasury and has a total of 3,747,596,920 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	12:34 25-May-07
Number	2623X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	24 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,325,426	(2.092%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,325,426	(2.092%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,375	£6.280

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

P

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Change in Director Details
Released	16:02 25-May-07
Number	2847X

HBOS plc (the 'Company')

Director's other publicly quoted Directorships

As required by Listing Rule 9.6.14, the Company advises the following change to the information disclosed in respect of Mr Anthony Hobson, a Non-executive Director of the Company:

Directorships held in publicly quoted companies pursuant to Listing Rule 9.6.13(1)

Current Directorships

Mr Hobson, Acting Chairman of Sage Group PLC ('Sage') has been appointed Non-executive Chairman of the Board of Sage, effective immediately.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:06 25-May-07
Number	2856X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)

3. Name of *person discharging managerial responsibilities/director*

Jo Dawson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Exercise of Sharesave Options originally granted in December 2003.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,607

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£5.74

14. Date and place of transaction

11 April 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

96,993

16. Date issuer informed of transaction

24 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

25 May 2007
END
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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:12 25-May-07
Number	2860X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii)..................................

3. Name of *person discharging managerial responsibilities/director*

a) Peter Cummings (Director)
b) Jo Dawson (Director)
c) Benny Higgins (Director)
d) Phil Hodkinson (Director)
e) Andy Hornby (Director)
f) Colin Matthew (Director)
g) Harry Baines (PDMR)
h) Dan Watkins (PDMR)
i) Sir Ron Garrick (Non-Executive Director)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

a) Halifax Corporate Trustees Limited
b) (i) Halifax Corporate Trustees Limited (ii) and (iii) HSDL Nominees Limited
c) Halifax Corporate Trustees Limited
d) Halifax Corporate Trustees Limited
e) Halifax Corporate Trustees Limited
f) (i) Halifax Corporate Trustees Limited (ii) HSDL Nominees Limited
g) Halifax Corporate Trustees Limited
h) (i) Halifax Corporate Trustees Limited (ii) HSDL Nominees Limited

i) HSDL Nominees Limited

8 State the nature of the transaction

Dividend Re-investment

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

a) 17
b) (i) 17 (ii) 747 (iii) 1,235
c) 8
d) 17
e) 17
f) (i) 17 (ii) 1,100
g) 17
h) (i) 17 (ii) 280
i) (i) 37 (ii) 79

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

a) £10.7946
b) (i) £10.7946 (ii) £10.7946 (iii) £10.7839
c) £10.7946
d) £10.7946
e) £10.7946
f) (i) £10.7946 (ii) £10.7946
g) £10.7946
h) (i) £10.7946 (ii) £10.7946
i) (i) £10.81 (ii) £10.7839

14. Date and place of transaction

a) to h) 15 May 2007
i) (i) 11 October 2006 (ii) 15 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

a) 121,048
b) 98,992
c) 24,594
d) 336,154
e) 607,665
f) 360,380
g) 57,353

h) 62,476
i) 24,096

16. Date issuer informed of transaction

24 May 2007

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

25 May 2007

END
END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	12:25 29-May-07
Number	3552X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	25 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,325,254	(2.092%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,325,254	(2.092%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	173	£6.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 May 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Datamonitor plc
Released	12:32 29-May-07
Number	3562X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Datamonitor plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	25 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	216,399	(0.300%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	216,399	(0.300%)*		

* Please note percentage held was 1.865% prior to the below transactions

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	134,200	£6.610
Sale	995,287	£6.620

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 29 May 2007

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:53 29-May-07
Number	3704X

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 30,000,000 4.45 per cent. Callable Fixed Rate Notes due 21 May 2009, ISIN No. XS0301519095
http://www.rns-pdf.londonstockexchange.com/rns/3704x_-2007-5-29.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:33 30-May-07
Number	4632X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii)...................................

3. Name of *person discharging managerial responsibilities/director*

a) Peter Cummings (Director)
b) Jo Dawson (Director)
c) Andy Hornby (Director)
d) Sir Ron Garrick (Non-Executive Director)
e) Harry Baines (PDMR)
f) Dan Watkins (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

a) Peter Cummings (Director)
b) Jo Dawson (Director)
c) Andy Hornby (Director)
d) i) Sir Ron Garrick (Non-Executive Director) ii) Lady Janet Garrick
e) Harry Baines (PDMR)
f) Dan Watkins (PDMR)

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 4. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

a) Halifax Nominees Limited
b) Jo Dawson
c) Halifax Nominees Limited
d) i) Sir Ron Garrick ii) Halifax Nominees Limited
e) Harry Baines
f) Dan Watkins

8 State the nature of the transaction

Dividend Re-investment

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

a) 15
b) 3
c) 19
d) (i) 392 (ii) 48
e) 89
f) 9

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

a) £10.71462
b) £10.8083
c) £10.71462
d) (i) £10.8083 (ii) £10.71462
e) £10.8083
f) £10.8083

14. Date and place of transaction

29 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

a) 121,063
b) 98,995
c) 607,684
d) 24,536
e) 57,442
f) 62,485

16. Date issuer informed of transaction

29 May 2007

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

30 May 2007

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Total Voting Rights
Released	11:20 31-May-07
Number	5158X

HBOS plc

VOTING RIGHTS AND CAPITAL

In conformity with the provisions of the Transparency Directive, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,755,058,920 shares of 25p each, of which 7,462,000 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,747,596,920 ordinary shares of 25p each. This figure (3,747,596,920 ordinary shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	11:27 31-May-07
Number	5167X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	30 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	29,253,867	(3.654%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	29,253,867	(3.654%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	63,900	£2.748

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	31 May 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:31 31-May-07
Number	5654X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii).................................

3. Name of *person discharging managerial responsibilities/director*

Colin Matthew

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

own name

8 State the nature of the transaction

Options, detailed below, originally granted to Colin Matthew under the Bank of Scotland Executive Stock Option Scheme were exercised using the Cashless Exercise Facility, with the resulting shares sold at a price of £10.70 per share.

40,000 options granted on 15 May 2000 at a price of £5.5150
40,000 options granted on 16 October 2000 at a price of £6.10

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

See 8. above.

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

See 8. above.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

See 8. above.

14. Date and place of transaction

29 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

360,380

16. Date issuer informed of transaction

30 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

31 May 2007

END
END

Close

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,219	6,830	100,011
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,322	2,265	15,740
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	730.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	116,192
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	11,827
Name(s): Mr David Martin Address: 5 Drakes Bridge Road, Crossgar, Co Down UK Postcode: BT30 9EW	Ordinary	1,368
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/4/07

** A ~~director~~ ASSISTANT / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	23	
Month	04	
Year	2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,201	12,270	138,470
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,833	175	429
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	779.9p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 139,376
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 16,970
Name(s) See schedule attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2,032
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed K Jeeuefclay Date 23/4/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	Kevin	Fitzgerald	8 Westgate Road	Bishopstown	Cork	Ireland	1174
Mrs	Tessa	Jacobson	9 Gumblossom Way	Quinns Rocks	Western Australia	6030	476
Mr	Jason Lee	Ball	22 Mead Road	Portishead	Bristol	BS20 6RZ	382
							2032

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,089	13,474	242,764
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,812	2,053	309
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	730.5p	779.9p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	241,759
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	19,546
UK Postcode BS99 7NH		
Name(s) See schedule attached	Class of shares allotted	Number allotted
Address	Ordinary	2,196
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 24/4/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add 5	Add 6	No. of Shares
Mr	John	Porter	Longbourne	Wick Road	Langham	Colchester	Essex	CO4 5PG	1,812
Mrs	Alice	Drummond	89 Abbot Road	Stirling	Stirlingshire			FK7 7UQ	87
Mr	Teresa Anne	Mercer	3 Stuart Avenue	Hunts Cross	Liverpool			L25 0NH	297
									2,196

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	7,274	8,701	154,870
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,759	755	1,192
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	779.9p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	941	481	105
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	544.3p	574.0p	691.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 146,490
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 25,924
Name(s) See schedule attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 10,664
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 25/4/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor.~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add 5	No. of Shares
Mr	Brian	Bolger	Edinbane	Killaloe Road	Blackwater	Co Clare	Ireland	763
Mrs	Gita	Patel	119 Falmouth Gardens	Ilford	Essex		IG4 5JL	219
Mr	John	Porter	Longbourne	Wick road	Langham	Colchester	CO4 5PG	1,812
Mr	Geoff	Johnson	2 Roses Close	Cublington	Leighton Buzzard		LU1 0LX	604
Mr	Alan	Graham	36 Oldborough Drive	Loxley	Warwickshire		CV35 9HQ	604
Mr	Raymond John	Edwards	9 Manor Road North	Hinchley Wood	Surrey		KT10 0AA	1,208
Mr	Paul Gordon	Braddock	168 Millhouse Lane	Sheffield			S7 2HE	604
Mr	Steven	McKnight	11 Forest Road	Aberdeen	AB15 4DE			3,323
Ms	Laura	O'Brien	c/o The Cottage	Carricknaughton	Clonown	Athlone, Co Roscommon	Ireland	214
Mr	Chad	Morran	131 Cox Avenue	Penrith	NSW 2750	Australia		267
Mr	Gert	Vreeken	14 Woodrush Way	Canning Vale	WA 6155	Australia		343
Mr	Kee Biu	Chung	Flat F 27/F Block 3	Harber View Garden	21 North Street	Kennedy Town	Hong Kong	703
								10,664

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	05	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,294		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — *or*
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 2,294
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address 25 Vale Way, Kingsworthy, Winchester UK Postcode	Class of shares allotted Ordinary	Number allotted 1,862
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 23/5/07

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

RECEIVED

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	26	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,325	5,805	100,258
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	26	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	604	2,643	1,368
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	730.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	26	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,045		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	779.9p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 90,980
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 24,068
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27/4/07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	6,844		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	2,053
UK Postcode HX1 2RG		
Name(s) Mr Matthew Demetri	Class of shares allotted	Number allotted
Address 3 Mount Park Crescent, Ealing, London	Ordinary	4,791
UK Postcode W5 2RN		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27/4/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

RECEIVED

20 A 6:5

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	30	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	940		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 940
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27/4/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	05	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,008		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 1,008
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 30/4/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 2	0 5	2 0 0 7			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,422		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 3,422
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/5/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ (Deputy)

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	05	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	684		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 684
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/5/07

** A ~~director~~ ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date ènter that date in the "from" box)	04	05	2007			

Class of shares (ordinary or preference etc)	Ordinary	ORDINARY	
Number allotted	1,510	5,475	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	662.0p	730.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 6,985
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/5/07

** A ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

RECEIVED

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	05	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,026		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	1,026
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Assistant Deputy Date 15/5/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	1,150,000		
Date(s) shares delivered to the company	13/03/2007		
For each share:			
Nominal value	25p		
Maximum price paid	1097.669565p		
Minimum price paid	1097.669565p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 12,623,200.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 63,120.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 13|3|07

(**a ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~).

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	15/03/2007		
For each share:			
Nominal value	25p		
Maximum price paid	1099.8p		
Minimum price paid	1099.8p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,499,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 27,495.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15/3/07

(**a ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	16/03/2007		
For each share:			
Nominal value	25p		
Maximum price paid	1090.373267p		
Minimum price paid	1090.373267p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 16,355,599.01

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 81,780.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 14/03/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House — for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	19/03/2007		
For each share:			
Nominal value	25p		
Maximum price paid	1028.75p		
Minimum price paid	1028.75p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 15,431,250.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 77,160.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 16/03/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	21/03/2007		
For each share: Nominal value	25p		
Maximum price paid	1019.32p		
Minimum price paid	1019.32p		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,096,600.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 25,485.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 28/3/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

OneWorld

288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals

CHFP010

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number SC218813

Company Name in full HBOS plc

	Day	Month	Year
Date of termination of appointment	2 0	0 4	2 0 0 7

as director X as secretary [ ]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME * Style / Title: Sir * Honours etc: C B E

Please insert details as previously notified to Companies House

Forename(s): Brian Gammell

Surname: Ivory

	Day	Month	Year
† Date of Birth	1 0	0 4	1 9 4 9

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 08/05/2007

* Voluntary details
† Directors only
** Delete as appropriate

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax: 0131 243 5516

DX number DX exchange

THURSDAY
SFAZIPM9
SCT 17/05/2007 976
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number SC218813

Company Name in full HBOS plc

	Day	Month	Year
Date of termination of appointment	25	04	2007

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes*

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House

Forename(s) David James Buchanan

Surname Shearer

	Day	Month	Year
† Date of Birth	24	03	1959

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 08/05/2007

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel Tel 0131 243 5410
Fax 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	03/04/2007		
For each share: Nominal value	25p		
Maximum price paid	1051.3775p		
Minimum price paid	1051.3775p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,513,775.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 52,570.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 4/4/07

(**a ~~director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	04/04/2007		
For each share:			
Nominal value	25p		
Maximum price paid	1048.881948p		
Minimum price paid	1048.881948p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,488,819.48

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 52,445.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/4/07

(**~~a director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	05/04/2007		
For each share: Nominal value	25p		
Maximum price paid	1042.451978p		
Minimum price paid	1042.451978p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,212,259.89

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,065.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/4/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	550,000		
Date(s) shares delivered to the company	10/04/2007		
For each share: Nominal value	25p		
Maximum price paid	1038.181818p		
Minimum price paid	1038.181818p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,710,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 28,550.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 4/4/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

for the record

CHWP000

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: this return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	11/04/2007		
For each share: Nominal value	25p		
Maximum price paid	10.42552708p		
Minimum price paid	10.42552708p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,212,763.54

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,065.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 13/04/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

for the record

23070 9

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

TWENTY POUNDS 07

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	12/04/2007		
For each share:			
Nominal value	25p		
Maximum price paid	10.456p		
Minimum price paid	10.456p		

FIFTY POUNDS 07

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,614,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 13,070.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 13/4/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly, in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	300,000		
Date(s) shares delivered to the company	13/04/2007		
For each share:			
Nominal value	25p		
Maximum price paid	10.51666667p		
Minimum price paid	10.51666667p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,155,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 15,775.00

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 13/4/07

(**a ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

END

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**